Amendment No. 1 to Confidential Draft Submission

As submitted confidentially to the Securities and Exchange Commission on April 23, 2021 pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Maverick Specialty, Inc.*

(Exact name of registrant as specified in its charter)

Delaware	6411	86-2526344
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two Prudential Plaza

180 N. Stetson Avenue

Suite 4600

Chicago, IL 60601

Telephone: (312) 784-6001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick G. Ryan

Two Prudential Plaza

180 N. Stetson Avenue

Suite 4600

Chicago, IL 60601

Telephone: (312) 784-6001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Craig Garvey Kirkland & Ellis LLP 300 North LaSalle Street Chicago, IL 60654 (312) 862-2000	Michael Kaplan Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	$	$

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*

The registrant expects to change its name to “Ryan Specialty Group Holdings, Inc.” prior to the completion of this offering. The term “Ryan Specialty Group Holdings, Inc.” in this prospectus refers to Maverick Specialty, Inc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion. Dated                 , 2021

            Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Ryan Specialty Group Holdings, Inc., par value $0.001 per share. Ryan Specialty Group Holdings, Inc. is offering                shares of its Class A common stock to be sold in this offering.

Prior to this offering, there has been no public market for the Class A common stock of Ryan Specialty Group Holdings, Inc. It is currently estimated that the initial public offering price per share will be between $            and $            . Ryan Specialty Group Holdings, Inc. intends to apply to have its Class A common stock listed on the                under the symbol “RYAN.”

Ryan Specialty Group Holdings, Inc. has two authorized classes of common stock: Class A common stock and Class B common stock (together, the “common stock”). Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is initially entitled to 10 votes per share and, upon the occurrence of certain events, will then be entitled to one vote per share. Following this offering and assuming an offering size as set forth above,                shares of Class B common stock will be held by the unitholders (other than Ryan Specialty Group Holdings, Inc.) (the “LLC Unitholders”) of Ryan Specialty Group, LLC (“Holdings LLC”), which will be        % controlled by Patrick G. Ryan, our founder, chairman and chief executive officer and certain members of his family and various trusts (collectively, the “Ryan Parties”). Accordingly, the Ryan Parties will have voting control over        % of our Class B common stock, representing        % of the voting power of our outstanding capital stock. The Ryan Parties may initially, pursuant to the director nomination agreement that we will enter into with the Ryan Parties in connection with this offering, nominate all but one of the directors of the Company. All holders of Class A common stock and Class B common stock will vote together as a single class except as otherwise required by applicable law or our certificate of incorporation. This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C approach provides the existing owners with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for both the public company and the existing owners when they ultimately exchange their pass-through interests for shares of Class A common stock. Following this offering, each of the LLC Unitholders will hold a number of shares of our Class B common stock equal to the number of LLC Units each party owns. Holders of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of Ryan Specialty Group Holdings, Inc.

Ryan Specialty Group Holdings, Inc. intends to use the net proceeds from this offering to (i) purchase outstanding and newly issued non-voting common interest units (“LLC Units”) in Holdings LLC, (ii) purchase preferred units of Holdings LLC held by Onex (as defined herein) through the acquisition of the equity of the Preferred Blocker Entity (as defined herein) (such preferred units will convert to LLC Units immediately thereafter) and (iii) purchase outstanding LLC Units from certain of the LLC Unitholders, in each case of (i) and (iii), at a price per LLC Unit equal to the per share initial public offering price of the shares of Class A common stock less the underwriting discounts and commissions referred to below. The number of shares of Class A common stock issued in this offering will be equal to the number of LLC Units held by us after giving effect to the use of proceeds described herein (including the conversion of the preferred units held by the Preferred Blocker Entity to LLC Units). Holdings LLC intends to apply the balance of the net proceeds it receives from Ryan Specialty Group Holdings, Inc. on account of the newly issued LLC Units in connection with this offering to (i) pay expenses incurred in connection with this offering and the other Organizational Transactions (as defined herein) and for (ii) general corporate purposes as described under “Use of Proceeds.” Substantially concurrent with this offering, Holdings LLC also expects to repurchase preferred units held by the Ryan Parties with cash on hand. Upon completion of this offering, Ryan Specialty Group Holdings, Inc. will own                LLC Units, representing a        % economic interest in Holdings LLC and, although Ryan Specialty Group Holdings, Inc. will initially have a minority economic interest in Holdings LLC, it will be the sole managing member of Holdings LLC and will exclusively operate and control all of its business and affairs. The LLC Unitholders will hold the remaining                LLC Units representing a        % economic interest in Holdings LLC and an equal number of shares of Class B common stock. Each LLC Unit is, from time to time, redeemable for one share of Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled. Ryan Specialty Group Holdings, Inc. will be a holding company, and upon consummation of this offering and the application of the net proceeds therefrom, its sole asset will be LLC Units of Holdings LLC. Immediately following this offering, the holders of Class A common stock will collectively own 100% of the economic interests in Ryan Specialty Group Holdings, Inc. and have        % of the voting power of Ryan Specialty Group Holdings, Inc. The LLC Unitholders, through ownership of our Class B common stock, will have the remaining        % of the voting power of Ryan Specialty Group Holdings, Inc.

Ryan Specialty Group Holdings, Inc. is an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, has elected to comply with certain reduced public company reporting requirements for this prospectus and, to the extent eligible, expect to elect to take advantage of other reduced burdens in future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 32 to read about factors you should consider before buying shares of our Class A common stock.

PRICE $                PER SHARE

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to Ryan Specialty Group Holdings, Inc.	$	$

(1)

We have also agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an additional                shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver shares of Class A common stock against payment in New York, New York on or about                 , 2021.

Joint Book-Running Managers

J.P. Morgan	Barclays	Goldman Sachs & Co. LLC

Prospectus dated                , 2021.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, the following terms have the following meanings:

•

Admitted: The insurance market comprising insurance carriers licensed to write business on an “admitted” basis by the insurance commissioner of the state in which the risk is located. Insurance rates and forms in this market are highly regulated by each state and coverages are largely uniform.

•

Binding Authority: Our Binding Authority receives submissions for insurance directly from retail or wholesale brokers, evaluate price and make underwriting decisions regarding these submissions based on narrowly prescribed guidelines, and bind and issue policies on behalf of insurance carriers who retain the insurance underwriting risk.

•	Carrier: An insurance company.

•	E&O: Errors and omissions.

•

E&S: Excess and surplus lines. In this insurance market, carriers are licensed on a “non-admitted” basis. The excess and surplus lines market often offers carriers more flexibility in terms, conditions, and rates than does the Admitted market.

•	MGA: Managing general agent.

•	MGU: Managing general underwriter.

•	P&C: Property and casualty insurance.

•	Public commercial insurance broker group: Aon plc, Arthur J. Gallagher & Co., Brown & Brown, Inc., BRP Group, Inc., Marsh & McLennan Companies, Inc. and Willis Towers Watson Public Limited Company.

•	RSG Underwriting Managers: The collection of brands under which the Underwriting Management Specialty operates.

•	RT Specialty: The brand under which the Wholesale Brokerage and Binding Authority Specialties operate.

•	Specialty: One of the three RSG primary distribution channels, which includes Wholesale Brokerage, Binding Authority, and Underwriting Management.

•

Underwriting Management: Underwriting Management administers an expansive number of MGUs, MGAs and programs that offer commercial and personal insurance for specific product lines or industry classes. Underwriters act with delegated underwriting authority based on varying degrees of prescribed guidelines, quoting, binding and issuing policies on behalf of RSG’s carrier partners who retain the insurance underwriting risk.

•

Wholesale Brokerage: Wholesale Brokerage distributes a wide range and diversified mix of specialty property, casualty, professional lines, personal lines and workers’ compensation insurance products, as a broker between the carriers and retail brokerage firms.

BASIS OF PRESENTATION

In connection with the consummation of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering and the use of proceeds therefrom, which we refer to collectively as the “Organizational Transactions.” See “Organizational Structure” for a description of the Organizational Transactions and a diagram depicting our anticipated structure after giving effect to the Organizational Transactions, including this offering and the use of proceeds therefrom.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “the Company” and “RSG” or “Ryan Specialty Group” refer to and similar references refer: (1) on or following the consummation of the Organizational Transactions, including this offering and the use of proceeds therefrom, to Ryan Specialty Group Holdings, Inc. and its consolidated subsidiaries, including Holdings LLC, and (2) prior to the consummation of the Organizational Transactions, including this offering and the use of proceeds therefrom, to Holdings LLC and its consolidated subsidiaries. The term “Onex” refers to an affiliate of Onex Corporation and “Holdings LLC” refers to Ryan Specialty Group, LLC.

We will be a holding company and the sole managing member of Holdings LLC and, upon consummation of this offering and the application of net proceeds therefrom, our sole asset will be LLC Units of Holdings LLC. Ryan Specialty Group Holdings, Inc. will become the parent of Holdings LLC and be the reporting entity following this offering.

Ryan Specialty Group Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had nominal assets or liabilities during the periods presented in this prospectus. Ryan Specialty Group Holdings, Inc. will have no interest in any operations other than those of Holdings LLC and its consolidated subsidiaries. Accordingly, this prospectus contains the historical financial statements of Holdings LLC and its consolidated subsidiaries.

In September 2020, we acquired All Risks Specialty, LLC (f/k/a All Risks, LTD) (“All Risks”), an insurance specialist providing services in wholesale brokerage and delegated underwriting authority (the “All Risks Acquisition”). We included the financial results of All Risks in the consolidated financial statements of Holdings LLC from the date of the All Risks Acquisition. Accordingly, the financial statements for the period prior to the All Risks Acquisition may not be comparable to those of the period after the All Risks Acquisition.

The unaudited pro forma consolidated financial data of Ryan Specialty Group Holdings, Inc. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of Holdings LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the All Risks Acquisition (with respect to the pro forma consolidated financial statements of income for the year ended December 31, 2020), Organizational Transactions as described in “Organizational Structure,” including the consummation of this offering and other related transactions, as if all such transactions had occurred on March 31, 2021, in the case of the unaudited consolidated pro forma statement of financial position and January 1, 2020, in the case of the unaudited pro forma consolidated statements of income. See “Unaudited Consolidated Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited pro forma consolidated financial data included in this prospectus.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Certain information in the text of this prospectus is contained in independent industry publications, third-party studies and surveys. The sources of these independent industry publications, third-party studies and surveys are provided below:

•	A.M. Best Company, Inc. (“AM Best”);

•	Business Insurance Holdings (“Business Insurance”);

•	OPTIS Partners LLC (“OPTIS Partners”); and

•	S&P Global Market Intelligence Inc. (“S&P Global Market Intelligence”).

Our estimates are derived from publicly available information released by third-party sources, such as filings of public companies in our industry, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. We have not had this information verified by any independent sources. The independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADENAMES

This prospectus includes our trademarks, service marks and trade names, such as “Ryan Specialty Group,” “RT Specialty” and various brand names, which are protected under applicable intellectual property laws and are the property of the Company or its subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective owners. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, SM or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of the trademarks, service marks or trade names of other parties to imply a relationship with, or endorsement of, these other parties.

NON-GAAP FINANCIAL MEASURES

This prospectus contains certain financial measures and ratios, including Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We refer to these measures as “non-GAAP financial measures.” We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax position, depreciation, amortization and certain other items that we believe are not representative of our core business. We use Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin for business planning purposes and in measuring our performance relative to that of our competitors.

The non-GAAP financial measures we use herein are defined by us as follows:

•

“Organic Revenue Growth Rate” is defined as percentage change in revenue, as compared to the same period for the prior year, adjusted for revenue attributable to recent acquisitions and other adjustments, such as: contingent commissions, fiduciary investment income and foreign exchange rates. Industry peers provide similar supplemental information about their revenue performance, although they may not make identical adjustments. Organic Revenue Growth Rate is a key metric used by management and our board of directors (our “Board”) to assess our financial performance. We believe that Organic Revenue Growth Rate is an appropriate measure of our operating performance as it allows management and investors to evaluate business growth from existing clients, which provides a meaningful and consistent manner to evaluate such growth from period to period on a consistent basis.

•

“Adjusted EBITDAC” is defined as net income before interest expense, income tax expense, depreciation, amortization, and change in contingent consideration, adjusted to reflect items such as (i) equity-based compensation, (ii) acquisition-related expenses, and (iii) other exceptional or non-recurring items, as applicable. We believe Adjusted EBITDAC is a useful measure because it provides a clear representation of our operating performance on a run-rate basis, improves the comparability between periods, and eliminates the impact of the items that do not relate to the ongoing operating performance of the business.

•

“Adjusted EBITDAC Margin” is defined as Adjusted EBITDAC divided by total revenue. We believe that Adjusted EBITDAC Margin is a useful measure because it provides a clear representation of the profitability of our business on a run-rate basis, improves comparability between periods, and eliminates the impact of items that do not relate to the ongoing operating performance of the business.

•

“Adjusted Net Income” is defined as tax-effected earnings before amortization and certain items of income and expense, gains and losses, equity-based compensation, acquisition-related long-term incentive compensation, acquisition-related expenses, costs associated with this offering, and certain exceptional or non-recurring items. We believe that Adjusted Net Income is an appropriate measure of our operating performance because it may be helpful to investors as it provides consistency and comparability with past financial performance and facilitates period to period comparisons of our operations and financial results, eliminating the effects of certain variables from period to period for reasons that we do not believe reflect our underlying operating performance or are unusual or infrequent in nature.

•

“Adjusted Net Income Margin” is defined as Adjusted Net Income divided by total revenue. We believe that Adjusted Net Income Margin is a useful measure because it provides a clear representation of the profitability of our business on a run-rate basis, improves comparability between periods, and eliminates the impact of items that do not relate to the ongoing operating performance of the business.

For a reconciliation of Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin to the most directly comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Data.”

v

Letter from Our Founder, Chairman and CEO, Patrick G. Ryan

Dear Prospective Shareholder,

Thank you for taking the time to learn more about Ryan Specialty Group.

I have been fortunate to enjoy what some might consider a very long career in the great industry of insurance, and it is indeed a great industry for many reasons. Not only is insurance a critical facilitator of commerce, but it also provides an immense social good at many of life’s most challenging moments. We are trusted to protect insureds for those moments of adversity. This trust is earned at Ryan Specialty Group because of our extraordinary people who work hard every day to develop innovative insurance solutions for the most complex and most challenging risks. It is my privilege to tell you about our company and the unparalleled teammates who have helped me build this remarkable specialty insurance organization.

Ryan Specialty Group was founded in the middle of a global financial crisis, 2010, which might seem like a counterintuitive time to start a new venture. It was, however, the volatility and uncertainty that arose during those years that accelerated the opportunity to start a specialty insurance company with the mission of providing innovative industry-leading solutions for insurance brokers, agents and insurance carriers. This approach is how I have thought about entrepreneurship my entire career - strive to be the first mover during periods of disruption.

As a lifetime sports fan I am partial to sports metaphors, but there’s one in particular that really illustrates the thought process with which I started Ryan Specialty Group. Wayne Gretzky, one of the all-time great hockey players, had a surprisingly simple explanation for why he was such a prolific goal scorer – “I skate to where the puck is going, not to where it is.” That, in essence, embodies the spirit of how and why Ryan Specialty Group was founded.

In founding Ryan Specialty Group, I identified four emerging trends, all of which continue today:

•	Insurance specialists were in growing demand as risks were becoming larger and more complex;

•	Retail insurance brokers were reducing the number of wholesalers with which they would do business;

•	The consolidation among retail insurance brokerage firms would not only continue, but accelerate; and

•	Consolidation among insurance carriers would provide unique opportunities.

It was clear to me where the puck was going. There was a need for a new wholesale distributor of specialty insurance solutions who could provide the talent and scale that retail brokers required to navigate the impending changes. There was also a need among insurance carriers for a new trading partner to assist them in meeting the challenges and opportunities of a rapidly evolving and increasingly complex market by providing differentiated underwriting talent on a delegated authority basis. In many ways, the need for a new specialty insurance services provider was comparable to the opportunities I saw when I founded Aon - a large and growing market wherein legacy business models of the incumbents needed to be reformed in the role of adviser and advocate with the ability to support an ambitious growth vision.

I have always believed that integrity and a client-centric, empowering culture are the cornerstones of a successful company. Ryan Specialty Group was founded on a culture that prioritizes people, enabling them to self-optimize, and where the needs of our clients and employees are at the heart of everything we do.

To us, integrity means doing the right thing because it’s the right thing to do. Integrity is also the foundation of trust, which is essential in the insurance industry. In business, without trust, there is no business, plain and simple. Trust is only earned when your teammates, clients and trading partners know that you will do the right thing, even (and especially) when it doesn’t seem to be in your immediate interest. We work hard every day to earn the trust of our clients, trading partners and all of our teammates.

A fundamental belief is that a strong culture of empowerment will attract individuals with shared goals and values, and that a winning culture will attract professionals who will strive for greatness and who will always put our clients’ needs first. Our employees are our greatest asset, and we pride ourselves on building and attracting teams comprised of both established stars and rising high-potential talent at every function and service within our organization. In my experience, the best attract the best. For that reason, we are tirelessly focused on engaging, developing and retaining the most exceptional specialty producers and underwriters in the industry. Our success is directly attributed to the talent, hard work and good old-fashioned tenacity of our team members and their daily commitment to winning.

To attract the best talent and to offer impactful solutions for our clients, diversity, equity and inclusion must be a core principle of our organization. For us, diversity means empowering women and underrepresented minorities into leadership roles, embracing the varied views of people from different backgrounds and life experiences and employing the skills and abilities of those with physical challenges. We have renewed our commitment to these initiatives and, along with the Ryan family, will continue to be at the forefront of the insurance industry in addressing the clear imperative to achieve equality. Ryan Specialty Group is committed to being a leader in these initiatives.

The vision and strategy for the continued success of Ryan Specialty Group is clear. Our numbers demonstrate that organic growth is a core attribute of our business, but we also have the good fortune to attract exceptional firms interested in joining our team, many of which we ultimately acquire. First and foremost, a strong culture that is aligned with our own is the most important element of any company that we would consider acquiring. Secondly, we will only pursue acquisitions that we believe bring us top-flight leadership, accretive talent and improve our offerings to clients. Lastly, we are interested in firms that add to our platform for growth, as today’s acquisition is tomorrow’s organic growth. Our most recent acquisition, All Risks, embodied each one of these attributes and is foundational for our future growth.

In addition to having exceptional talent, we further differentiate ourselves by choosing independence. As a wholesale distributor of specialty insurance products, independence means that we are free of channel conflict with our retail insurance broker clients who come to us for our expertise, proprietary products and market access. Many wholesale distributors have retail insurance brokerage operations and are therefore competing with the same clients they serve. We have committed that we will never directly compete with our retail insurance broker clients in the retail insurance marketplace. Our approach has been lauded by our trading partners and teammates alike and has contributed significantly to our success.

A culture of empowerment, integrity and inclusion is critical to our long-term continued success. These same principles have guided me throughout my life. To secure a winning culture, our team has embraced these core values along with client-centricity, teamwork, innovation, and courage. Our culture, driven by our talent, innovation and execution, has enabled Ryan Specialty Group to become a trusted trading partner for retail and wholesale insurance brokers and insurance carriers. It has been my privilege to watch our team build and expand upon these relationships every day, without compromising our core values.

I am tremendously proud of what we have thus far built at Ryan Specialty Group. We began our journey just eleven years ago with a thesis and the ambition of industry leadership. We are now an industry leader in the specialty and excess and surplus lines space. Of course, we would not be here today without the support of our people, clients, markets and this great industry. I would like to offer my personal gratitude to all who have helped us launch Ryan Specialty Group and have since contributed to our continuing success and growth.

I could not be more excited about our future. On behalf of our 3,300+ colleagues at Ryan Specialty Group, we thank you for considering an investment and welcome you to join our journey.

Respectfully,

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless otherwise stated, this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Who We Are

Founded by Patrick G. Ryan in 2010, we are a rapidly-growing service provider of specialty products and solutions for insurance brokers, agents and carriers. We provide distribution, underwriting, product development, administration and risk management services by acting as a wholesale broker and a managing general underwriter.

Our mission is to provide industry-leading innovative specialty insurance solutions for insurance brokers, agents and carriers.

For retail insurance brokers, we assist in the placement of complex or otherwise hard-to-place risks. For insurance carriers, we work with retail and wholesale insurance brokers to source, onboard, underwrite and service these same risks. A significant majority of the premiums we place are bound in the E&S market, which includes Lloyd’s of London (“Lloyd’s”). There is often significantly more flexibility in terms, conditions, and rates in the E&S market relative to the Admitted or “standard” insurance market. We believe that the additional freedom to craft bespoke terms and conditions in the E&S market allows us to best meet the needs of our trading partners, provide unique solutions and drive innovation. We believe our success has been achieved by providing best-in-class intellectual capital, leveraging our trusted and long-standing relationships, and developing differentiated solutions at a scale unmatched by many of our competitors.

Our plan for continued growth includes positioning ourselves as a pioneer in ever-changing markets, attracting and developing industry-leading talent, broadening our product offerings organically and inorganically, and further entrenching our deep industry relationships. We have been successful in each of these areas through our relentless focus on serving each of our key constituents:

•

Retail Insurance Brokers: Global, national and local retail insurance brokers rely on us to provide expertise in specialty insurance lines and access to the best available coverage options on behalf of insureds. Importantly, unlike some of our competitors, we have no retail operations, freeing us from potential channel conflicts with our retail brokerage trading partners.

•

Carriers: Insurance carriers, ranging from Lloyd’s syndicates to multi-line underwriters and E&S specialists, rely on us to provide them with highly efficient, scaled distribution, specialty brokering and underwriting management expertise, and high-quality insurance products. Carriers also leverage our comprehensive distribution network and deep knowledge to gain timely and cost-efficient access to new risk classes and industries.

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Our Employees: Our professionals have extensive knowledge of the industries in which they specialize and the complex insurance products we distribute and underwrite. We provide our employees with trusted retail broker and carrier relationships, proprietary products and innovative solutions, which enable exceptional career advancement opportunities. We believe our reputation for helping our employees advance their careers has made us a destination of choice for many of the most talented insurance professionals in the industry.

Our disciplined approach and commitment to our key constituents has led to sustained and outsized growth. For the years ended December 31, 2020 and 2019, we generated:

•	Revenue of $1,018.3 million and $765.1 million, respectively;

•	Total revenue growth of 33.1% and 25.3%, respectively; and

•	Organic Revenue Growth Rate of 20.4% and 17.5%, respectively.

Our performance is attributable to a variety of factors, including faster growth in the E&S market relative to the Admitted market, growth of our clients, and our employees’ continued ability to win new business through strong relationships and technical acumen.

We are the second-largest U.S. P&C insurance Wholesale Broker and the third-largest U.S. P&C MGA/MGU (in each case, inclusive of the recently completed All Risks Acquisition), according to premium volume reported in the 2020 Business Insurance broker rankings Special Report. Our distribution network encompasses over 650 individuals responsible for revenue generation in either Wholesale Brokerage or Binding Authority (each, a “Producer” and, together, the “Producers”) who provide us access to over 15,500 retail insurance brokerage firms and over 200 Carriers. We are compensated for providing services primarily by commissions and fees.

Our business was founded to address the growing need for specialists in the increasingly important E&S market. For the year ended December 31, 2020, 70.6% of the total premiums we placed were in the E&S market. The growing relevance of the E&S market has been driven by the rapid emergence of large, complex and high-hazard risks across many lines of insurance. This trend continued in 2020, with a record 30 named storms during the 2020 Atlantic hurricane season, over 10.3 million acres burned through wildfires in the United States, escalating jury verdicts and social inflation, a proliferation of cyber threats, novel health risks, and the transformation of the economy to a “digital first” mode of doing business.

Compared to Admitted carriers, E&S carriers often have more flexibility to quickly adjust coverage terms, pricing, and conditions in response to market needs and dynamics. This is commonly referred to as “freedom of rate and form,” which can facilitate coverage that would not otherwise be attainable. With greater flexibility, E&S underwriters can tailor insurance products to meet emerging risks, the needs of insureds, and the risk appetite of carriers. As a result, the emergence of complex, unique or otherwise hard-to-place risks, and the need for specialist solutions, has driven meaningful growth within the E&S market.

Based on data from AM Best, the U.S. E&S market (which comprised $55 billion of direct written premium in 2019) has grown at a compound annual growth rate (“CAGR”) of 6.4%, compared to 4.0% for the U.S. Admitted market, between 2010 and 2019. E&S market share as a percentage of total U.S. commercial insurance premium increased from 14.2% in 2010 to 16.9% in 2019. We believe the higher rate of growth of the E&S market is due to the shift towards complex risks, insulating the E&S market from broader economic trends. We expect that this trend will continue.

We have been able to increase our market share by offering custom solutions and products to better address changing market fundamentals. Historically, smaller wholesale insurance brokers have relied on a go-to-market strategy that is primarily predicated on facilitating access to underwriting capacity. As risks in the E&S market continue to become more complex, increasingly global and higher hazard, simply offering market access to retail insurance brokers is no longer sufficient. We believe that as the complexity of the E&S market continues to escalate, wholesale brokers that do not have sufficient scale or the financial and intellectual capital to invest in the required specialty capabilities will struggle to compete effectively. This will further the trend of market share consolidation among the wholesale insurance brokers who have these capabilities.

Further supporting our growth has been the rapid consolidation among retail insurance brokers and the consolidation of their wholesaler trading partner relationships. In 2020, retail insurance brokers completed 774 acquisitions according to OPTIS Partners, up from 649 in 2019 and 206 in 2010. As retail brokers have become larger, they have looked to establish relationships with fewer, more trusted wholesale brokers. This approach, commonly known as “wholesale panel consolidation,” ensures that the retail brokers have quality, clarity and consistency across their operations. The trend of wholesale panel consolidation started in 2011 among global retail insurance brokers and was subsequently replicated by middle-market retail brokerage consolidators. We believe that retail insurance brokers favor having us on their wholesale panels as a preferred partner because we have national scale, top-flight talent, a full suite of product solutions and are free from channel conflicts with their retail operations. As retail insurance brokers continue to grow and consolidate their wholesale panels, we expect that the amount of premiums we place from these existing retail broker relationships will grow.

Similarly, there has been meaningful consolidation among P&C insurance carriers over the past decade. This carrier consolidation likewise provided more opportunities for a smaller group of well-positioned insurance specialists best equipped to provide the necessary services with the requisite scale and talent.

Our core value proposition to retail insurance brokers and carriers is delivering best-in-class intellectual capital. Our people are our source of intellectual capital. We have sought to attract, develop and retain many of the most skilled specialty insurance professionals in the industry. We seek to attract leading talent into our organization by offering a purpose-driven culture, a wide range of opportunities for career advancement and a platform for success through the breadth of our retail insurance broker relationships. We have access to over 15,500 retail insurance brokerage firms, including preferred relationships with 97 of the top 100 retail insurance brokers. We have been highly successful in our recruiting and retention efforts and are a destination of choice for top-tier talent. Since the beginning of 2018, we have recruited 53 Producers who are now responsible for $289 million of annual premiums (figures exclude Producers who are not associated with a discrete book of business). Each of the cohorts of Producers hired in 2016, 2017 and 2018 generated revenue which exceeded compensation costs by their second year. Ensuring individual Producer book of business growth is critical for our business as it supports our organic growth, motivates our Producers, and fosters retention. In 2020, our Producer retention rate was 97%. We continue to make significant investments in people. We have recently formalized our Producer sourcing and development program through the establishment of RSG University, allowing us to even more effectively cultivate talent across all specialties. We expect this program will continue to drive growth in the future.

Our Producers are able to offer retail insurance brokers multi-channel access to E&S and Admitted markets through our three Specialties: Wholesale Brokerage; Binding Authority; and Underwriting Management.

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Wholesale Brokerage: Our Wholesale Brokerage Specialty operates under the brand “RT Specialty.” Wholesale Brokerage distributes a wide range and diversified mix of specialty property, casualty, professional lines, personal lines and workers’ compensation insurance products from insurance carriers to retail brokerage firms. We provide insurance carriers with efficient variable-cost distribution in all 50 states through our extensive relationships with retail brokers. For the year ended December 31, 2020, our Wholesale Brokerage Specialty generated $673.1 million in revenue, representing 66.2% of our total revenue.

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Binding Authority: Our Binding Authority Specialty operates under the “RT Specialty” and “RT Binding Authority” brands. Binding Authority provides timely and secure access to our carrier trading partners that have delegated underwriting authority and critical administrative and distribution responsibilities to us through our in-house binding agreements. A majority of this business comprises larger-volume, smaller-premium policies with well-defined underwriting criteria which allows us to combine swift turnaround with the authority to secure coverage regardless of the complexity of risk. For the year ended December 31, 2020, our Binding Authority Specialty generated $131.9 million in 2020 revenue, representing 13.0% of our total revenue.

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Underwriting Management: Our Underwriting Management Specialty operates under multiple brands, which are collectively referred to as “RSG Underwriting Managers.” Underwriting Management offers insurance carriers cost-effective specialty market expertise in distinct and complex market niches underserved in today’s marketplace through 21 MGAs and MGUs, which act on behalf of insurance carriers. These carriers have provided us the authority to design, underwrite, bind coverage and administer policies for specific risks. We also have 29 national programs that offer commercial and personal insurance for specific product lines or industry classes. RSG Underwriting Managers offers a broad distribution platform through a network of retail and wholesale brokers including RT Specialty. For the year ended December 31, 2020, our Underwriting Management Specialty generated $211.7 million in revenue, representing 20.8% of our total revenue.

We have significantly enhanced our human capital, product capabilities and geographic footprint through strategic acquisitions. Since inception, we have partnered with over 40 firms through acquisition. These firms represent a diverse mix of specialties and geographies, allowing us to better service both existing and prospective trading partners. The targets that we acquired in 2020 and 2019 had revenues for the unaudited twelve-month period prior to acquisition of $239.7 million and $59.3 million, respectively. We are highly selective in our M&A strategy and focus on partners that share our long-term approach, inclusive culture and commitment to integrity and client centricity. We primarily source our acquisitions through proprietary dialogue with potential partners and selectively take part in auction processes in which we believe we have a differentiated approach or value proposition. We take a consistent and disciplined approach to deal structuring and integration in order to ensure that our partners are positioned to succeed after the acquisition.

We believe that we have a number of competitive advantages in M&A compared to our competitors, including robust access to capital, freedom of channel conflict with our retail insurance broker clients, the ability to leverage our platform to drive revenue and cost synergies through a systematic approach to integration and a strong underlying value proposition. We have typically sought to partner with entrepreneurs who are seeking to join a firm that can give them broader product capabilities and enhanced access to retail insurance brokers and carriers. We believe we are the partner of choice for firms and teams seeking to benefit from the resources of a larger organization without sacrificing culture, entrepreneurial spirit and the desire to grow. We continuously evaluate acquisitions, maintain a robust pipeline and are currently in active dialogue with several potential new partners. We have previously made and intend to continue to make acquisitions with the objective of enhancing our human capital, product capabilities, natural adjacencies and geographic footprint.

Our largest acquisition to date is All Risks, which closed in September 2020. All Risks was the fourth largest wholesale distributor in the United States at the time of the acquisition, according to Business Insurance’s 2020 rankings. All Risks possessed all of the key attributes we sought in an acquisition partner: it had a track record of strong organic revenue growth, enhanced our market presence, was accretive to our talent base, complementary in products and geography, and possessed a high-quality management team that was both aligned with our culture and sought to remain active in the business. All Risks’ geographical footprint and product suite are highly complementary to RSG’s, enabling significant expansion in our scope and scale with minimal overlap. Members of the executive team who joined as part of the All Risks transaction are now leading our efforts to further develop both our national, fully integrated Binding Authority Specialty and our program platform, the latter of which is part of our Underwriting Management Specialty. We believe these capabilities will complement our Wholesale Brokerage Specialty by enhancing access to specialized product offerings across our business and driving growth. All Risks is a natural fit within our company as demonstrated by our excellent Producer retention; since the All Risks Acquisition was completed, as of March 31, 2021, there were no significant departures and 96% of All Risks Producers have been retained, which is consistent with RSG’s historical retention.

The All Risks Acquisition advanced many of our strategic priorities, including leveraging technology to drive both productivity and efficiency. As an expert in binding authority, All Risks is able to cost-efficiently secure coverage for smaller-premium policies through its best-in-class operating model that drives efficiency and eliminates unnecessary data entry. We are currently in the process of merging the binding authority service model and premium scale of All Risks with our differentiated technology platform, The Connector.

The Connector is a digital marketplace through which our retail clients can receive quotes and bind policies online. It can produce multiple bindable quotes sourced from high-quality E&S carriers across several risk classes in minutes. In cases when certain risks do not fit into The Connector’s highly automated underwriting criteria, the retail insurance broker is automatically connected to our Producers and underwriters for more traditional placement methods. This holistic approach and integrated service model allow us to better serve retail insurance brokers because we can place their smaller-premium accounts efficiently, evaluate more of their submissions rapidly, and bind more policies for them cost-effectively.

Our financial performance reflects the strength of our strategy and business model, including a 33.1% increase in revenue from 2019 to 2020. Despite the rapid pace of growth, while our Net Income Margin decreased on account of certain non-operating charges and expenses primarily associated with the All Risk Acquisition, we were able to expand our Adjusted Net Income Margin and Adjusted EBITDAC Margin from 2019 to 2020.

	Year ended December 31, 2020	Year ended December 31, 2019
Revenue	$1,018.3 million	$765.1 million
Net Income	$70.5 million	$63.1 million
Net Income Margin	6.9%	8.2%
Organic Revenue Growth Rate	20.4%	17.5%
Adjusted Net Income	$185.4 million	$114.6 million
Adjusted Net Income Margin	18.2%	15.0%
Adjusted EBITDAC	$293.5 million	$191.4 million
Adjusted EBITDAC Margin	28.8%	25.0%

For a reconciliation of Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin to the most directly comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Data.”

Industry Overview

As a wholesale distributor, we operate within the broader P&C insurance distribution market, which comprises both wholesale insurance brokers and retail insurance brokers. Wholesale and retail insurance brokers facilitate the placement of P&C insurance products in both the E&S and Admitted markets.

P&C insurance market

Insurance carriers sell commercial P&C products in the United States through one of two markets: the Admitted or “standard” market and the E&S market. Approximately 83% of U.S. premiums are generated through the Admitted market, which has highly regulated rates and policy forms. As a result, products in the Admitted market are relatively uniform in price and coverage.

According to data from AM Best, the E&S market comprised $55 billion of direct written premium in 2019. In the E&S market, carriers have more flexibility to customize rates and coverage. This facilitates the underwriting of risks which are characterized by a complex profile, unique nature, size or are otherwise difficult to place. The overall top five U.S. writers of E&S products in 2019 included: American International Group, Inc. (“AIG”), Markel Corporation (“Markel”), Berkshire Hathaway Inc. (“Berkshire Hathaway”), W.R. Berkley Corporation (“W.R. Berkley”) and Nationwide Mutual Insurance Company (“Nationwide”), with whom we maintain meaningful relationships. Lloyd’s, which represents a market of 88 syndicates, is also a prominent player in the E&S space and approximately 22% of 2019 E&S premiums were placed in the Lloyd’s market according to AM Best.

P&C insurance distribution market

P&C insurance distribution is dependent on premium volumes in the P&C market as distributors typically receive a commission based on a percentage of the dollar amount of the premiums placed. The dollar amount of premiums placed is a function of both insurance rates and the underlying amount of coverage purchased, which is affected by broader macroeconomic conditions, capital availability, and carrier loss trends in the class of risk and/or the specific insured.

There are broadly two types of insurance distributors: retail distributors (also called retail insurance brokers) and wholesale distributors. Retail insurance brokers source insurance buyers and act as an intermediary between the insurance buyer and insurance carriers. Wholesale distributors act as intermediaries between retail insurance brokers and insurance carriers by assisting in the placement of “specialty” risks that are outside of the retail insurance brokers’ core expertise, complex, high hazard or otherwise hard to place.

Wholesale insurance distribution market

The wholesale insurance distribution market enhances efficiencies for both retail insurance brokers and insurance carriers. Retail insurance brokers rely on wholesale distributors, such as ourselves, to assist in securing insurance coverage for complex or specialty risks. The primary market for these insurance placements is the E&S market, where retail insurance brokers often must utilize wholesaler distributors who have distinct expertise and execution capabilities with specialized carriers. According to AM Best, wholesalers were involved in placing 93% to 94% of E&S premiums over the past five years.

E&S carriers rely on wholesale insurance distributors for product expertise and distribution capabilities. By leveraging wholesale distributors such as ourselves, E&S carriers are able to access a national network that includes over 15,500 retail insurance brokerage firms in a highly efficient manner, while simultaneously enhancing the quality of policy submissions by using a knowledgeable counterparty. Carriers also leverage our comprehensive distribution network and deep knowledge to gain timely and cost-efficient access to new risk classes and industries.

Wholesale distributors are typically compensated through commissions paid by the insurance carrier, share a portion of these commissions with the retail insurance broker and recognize revenue on a net basis. Wholesale distributors can also receive fees in addition to commissions for placing certain insurance policies.

Wholesale distributors generally utilize one of three methods to place insurance risks into the E&S market:

1.

Wholesale brokerage: 50% of 2019 E&S premiums were placed by wholesale insurance brokers without binding authority, according to AM Best. This method is most similar to our Wholesale Brokerage Specialty and includes a wide range and diversified mix of products.

2.

Wholesale brokerage with binding authority: 13% of 2019 E&S premiums were placed by wholesale insurance brokers with binding authority, according to AM Best. This method is most similar to our Binding Authority Specialty and utilizes in-house binding agreements to facilitate rapid execution.

3.

Program manager, MGA/MGU: 29% of 2019 E&S premiums were placed by program managers, including MGUs and MGAs, according to AM Best. This method is most similar to our Underwriting Managers Specialty and allows wholesale distributors to underwrite coverage on behalf of an insurance carrier for a specific type of risk, subject to agreed-upon guidelines and limits.

The following summarizes the U.S. insurance distribution value chain:

How We Win

We believe our success is attributable to providing best-in-class intellectual capital, leveraging our trusted and long-standing relationships, and developing differentiated solutions at a scale and level of quality unmatched by most of our competitors. This has allowed us to consistently grow faster than our competition.

Compete with best-in-class intellectual capital and drive consistent innovation: Historically, wholesale distributors simply provided retail insurance brokers with E&S market access. We believe this is an antiquated go-to-market approach. The inherent weakness of this model has been illuminated as retail insurance brokers have consolidated and the risks placed into the E&S market have grown larger, more complex and higher hazard. We are able to thrive by offering differentiated solutions and innovating constantly, not just providing market access. Our professionals have extensive industry experience and deep product knowledge, allowing us to develop bespoke solutions in addition to providing distribution. By harnessing our collective knowledge, creativity and relationships, we offer our clients and trading partners the expertise necessary to pursue new industries and new opportunities in an increasingly complex world. In order to foster our culture of innovation, we focus on recruiting, retaining and developing best-in-class wholesale professionals in the industry.

Deep connectivity with retail brokerage firms: While we empower our Producers to develop strong relationships with individual retail insurance brokers, we also engage with retail brokerage firms holistically. Our executive management team has long-standing relationships with the leadership teams at numerous retail brokerage firms; many of these relationships pre-date our management’s tenure at RSG. Reporting to our executive management team are practice leaders who are aligned to the distribution channels within many retail brokerage firms. We employ experienced practice leaders across all broad classes of business, including property, casualty, and professional & executive liability coverages, in addition to specialists who run highly focused distribution channels such as construction, cyber, renewable energy, professional liability and transactional liability. Through our comprehensive connectivity with retail brokerage firms, we are able to deliver holistic, higher-quality and more consistent solutions. We believe it takes strategic organizational design, deep existing relationships between retail brokerage firms and executive management, practice leaders and individual retail producers, as well as meaningful scale, to achieve this level of connectivity.

Collaborative relationships with insurance carriers: We align with our carrier trading partners, providing them with access to specialized and often proprietary underwriting management capabilities, broad distribution and deep industry expertise. We alleviate our more than 200 carrier trading partners of administrative burdens by offering 21 underwriting managers and 29 national programs. The diversity of our offering enables our carrier trading partners to cost-efficiently access new risk classes in a timely manner, including on a delegated authority basis. We believe our carrier relationships are built on trust, industry credibility and a proven track record of delivering attractive underwriting results. We work with the largest carriers in the E&S industry, which have consistently provided us long-term capital support. We are trading partners with each of the top 25 U.S. E&S carriers as ranked by AM Best, Lloyd’s syndicates and U.K. and other international insurance companies. As a reflection of the strength of these relationships, our carrier trading partners will refer acquisition candidates to us, or proactively engage with us to develop new programs.

Comprehensive, full service product offering: Our success has been driven by our ability to provide a broad product offering that continues to meet the needs of our trading partners, regardless of complexity or risk profile. To provide this comprehensive level of service, we have developed a full suite of products, relationships and capabilities. Our Wholesale Brokerage Producers are highly regarded for their ability to procure coverage for the largest, most complex and high-hazard risks. Our Wholesale Brokers are able to place policies ranging from coastal condos to kidnap and ransom, hospitals, and waste haulers. Our Binding Authority Producers are renowned for their ability to quickly bind smaller accounts with unique attributes. Our Underwriting Management Specialty offers retail and wholesale brokers a wide assortment of risk solutions for highly specialized needs, such as: renewable energy, construction, cyber, mega yachts, long-term care facilities, M&A representations and warranties and catastrophe-exposed properties. Our comprehensive suite of products and services and our broad geographic footprint allow us to place coverage for nearly any risk brought to us by the over 15,500 retail insurance brokerage firms with whom we do business. We believe that it would be difficult for a new entrant to replicate the breadth and depth of our product offering.

Free of channel conflict with retailer brokers: Our fundamental philosophy is that our clients’ interests must always come first. In developing our distribution strategy, we have proactively avoided channel conflicts with our clients, including in retail insurance distribution. Many of our competitors, including some of our largest, have taken a different approach. We believe that the divergence in strategy has facilitated and solidified our presence on the wholesale panels of nearly all of the most significant retail brokerage firms. Our ubiquitous position on wholesale panels and aligned interests with retail insurance brokers enhances our reputation as a destination of choice for the most talented producers, enhances the market opportunity for our existing Producers and cements our position as a source of intellectual capital for insuring complex risks.

Visionary, iconic and aligned leadership team: We were founded by Patrick G. Ryan, a widely respected entrepreneur and global insurance leader who previously founded Aon plc (“Aon”), the second-largest global retail insurance broker, and who served as Aon’s Chairman and/or CEO for 41 years. Mr. Ryan serves as our Chairman and CEO and is joined by the following members of our leadership team:

Timothy W. Turner, President, RSG (as well as Chairman and CEO of RT Specialty)	Nicholas D. Cortezi, Chairman, Underwriting Managers

Tom Clark, CEO, Underwriting Managers	Kieran Dempsey, Chief Underwriting Officer, RSG

Ed McCormack, President & General Counsel, RT Specialty	Brendan M. Mulshine, Chief Revenue Officer, RSG

Miles Wuller, President, Underwriting Managers	Jeremiah R. Bickham, Chief Financial Officer, RSG

Michael T. VanAcker, Chief Operating Officer, RSG	Kathy Burns, Chief Digital Officer, RSG

Janice M. Hamilton, Chief Accounting Officer, RSG	Mark S. Katz, General Counsel, RSG

Lisa J. Paschal, Chief Human Resources Officer, RSG	Michael Blackshear, Chief Compliance and Privacy Officer, RSG

Alice P. Topping, Chief Marketing & Communications Officer, RSG	John Zern, President & CEO, Ryan Specialty Benefits

Each of these professionals has significant experience in the wholesale distribution market. For example, Mr. Turner began his career in the insurance industry in 1987 and, prior to joining RSG, was with CRC Insurance Services, Inc. (“CRC”) for 10 years and was President of CRC at the time of his departure. Upon completion of this offering, our management team and employees will have significant alignment with shareholders. As of March 1, 2021, we had 404 employee shareholders, including 47 of our top 50 Producers, who will own         % of our shares of common stock outstanding after this offering, assuming the number of shares offered, as set forth on the cover page of this prospectus. Our management team and employees remain committed to our vision of market leadership by providing differentiated intellectual capital, building trusted relationships and pioneering risk solutions.

Our Growth Strategy

Our plan for continued growth includes positioning ourselves as a pioneer in ever-changing markets, attracting and developing industry-leading talent, broadening our product offerings both organically and inorganically and further entrenching our deep industry relationships.

Attract, retain and develop human capital: Our people are the key to our success, so we have long focused on attracting and developing the most talented professionals in the industry. In the past three years, we have hired 53 Producers who are now responsible for $289 million of annual premiums. Each of the recruited Producer cohorts of 2016, 2017 and 2018 generated revenue that exceeded compensation costs by their second year. In recent years, we have formalized our production sourcing and development program, which was substantially enhanced by our acquisition of All Risks University through the All Risks Acquisition, and which has further evolved into RSG University. This allows us to cultivate talent across all levels and specialties. We are able to retain new and tenured employees alike by offering unprecedented market access, supporting Producers in growing their books and providing broad opportunities for rapid career advancement within our organization. For example, in 2020, 77% of our Producers grew their book of business. Our ability to retain top talent is highlighted by the fact that since the All Risks Acquisition was completed, as of March 31, 2021, there were no significant departures and 96% of All Risks producers (“All Risks Producers”) have been retained, which is consistent with RSG’s historical retention.

Lead with innovation in an ever-changing market: We believe that change is inevitable and necessary. Accordingly, our business is built to respond to rapidly shifting market conditions by constantly looking for ways to broaden and enhance our product offering. For example, many of our 10 de novo MGUs were formed to respond to emerging risks such as life sciences (LifeScienceRisk®), renewable energy (PERse®), cyber (EmergIn Risk) and professional liability (CorRisk). We developed Ryan Re Underwriting Managers, LLC (“Ryan Re”) to serve as an MGU in partnership with Nationwide to create new opportunities for both organizations to grow their presence in the specialty lines market, which in turn expanded the reach of our underwriting management services into the reinsurance market. We created The Connector to be a unique technology entrant into the E&S space. The Connector allows us to better serve retail insurance brokers by placing their smaller-premium accounts efficiently, evaluating more of their submissions rapidly, and binding more policies for them cost-effectively. We believe in the relentless pursuit of innovation in order to respond to evolving market conditions and to reach underserved specialty markets. We have identified the following markets as near-term potential growth opportunities: cyber, hired non-owned auto and New York habitational spaces.

Pursue strategic acquisitions to enhance the network effect: Our acquisition strategy is centered on increasing both our distribution reach and our product capabilities, which mutually reinforce each other. When we acquire Wholesale Brokerage businesses, they gain access to over 15,500 retail insurance brokerage firms, including preferred relationships with 97 of those top 100 retail insurance brokers and exclusive product capabilities. When we acquire Underwriting Managers, they gain access to our wholesale Producers, deep carrier relationships and visionary leadership. As we continue to grow, these positive network effects become stronger. The connectivity among our Specialties, as well as with key trading partners, enhances the value of our platform to recruited Producers and presents a highly attractive value proposition to acquisition partners.

Deepen and broaden our relationships with retail broker partners: Retail insurance brokers have multiple wholesale distribution relationships, even those that have consolidated their wholesale panels. We believe we have the ability to transact in even greater volume with nearly all of our existing retail brokerage trading partners. For example, in 2020, our revenue derived from the Top 100 firms (as ranked by Business Insurance) expanded faster than 20%. Key to deepening our relationships with retail insurance brokers will be expanding our product offering and enhancing our geographic footprint through organic initiatives, continued producer hires and strategic acquisitions. In addition to deepening our relationships with existing clients, we will continue to broaden our footprint by establishing new retail broker trading partner relationships. Beyond the traditional wholesale P&C opportunities, we also expect to expand into natural adjacencies, such as wholesale employee benefits, for which we recently hired a practice leader.

Build the largest and most comprehensive national binding authority business: We believe that both M&A consolidation and panel consolidation are in nascent stages in the binding authority market, providing us with meaningful growth opportunities. National scale in E&S distribution, underwriting expertise and broad access to carrier capacity are key to building a cohesive binding authority platform. We have been diligently focused on all three elements and our efforts have accelerated following the All Risks Acquisition, which is renowned for its binding authority capabilities. With a nationally scaled binding authority operation, as well as the capabilities existing within our Underwriting Management Specialty, we expect to be able to comprehensively address the opportunities in the delegated authority market, which represented 41% of E&S premiums in 2019 according to AM Best (inclusive of binding authority and program manager business).

Invest in operations, invest in growth: We have heavily invested in building a durable business that is able to adapt to the continuously evolving E&S market. These investments include core operational functions, ongoing new hire efforts, a visionary management team and a robust acquisition integration effort. In addition, we have amassed a large underlying data set based on the over 1.6 million total policy submissions we receive annually across Wholesale Brokerage and Binding Authority and the $13.2 billion of premiums we place annually. We expect to leverage this data set to further refine our pricing models, enhance our placement advice and increase our efficiency. Even while deliberately making these investments, we have been able to generate substantial cash flow and drive operating leverage. We have historically used our cash flow to invest in the business and fund acquisitions. For the years ended December 31, 2020 and 2019, our Net Income Margin, Adjusted Net Income Margin and Adjusted EBITDAC Margin were 6.9%, 18.2% and 28.8% and 8.2%, 15.0% and 25.0%, respectively. We expect to continue fortifying our platform to support future expansion and sustain outsized organic growth outperformance.

Our Resilience Through COVID-19

The COVID-19 pandemic, which has been declared a “pandemic” by the World Health Organization, has resulted in a widespread health crisis that negatively affected certain aspects of our business and the markets and communities in which we, our trading partners, and clients operate (see “Risk Factors—Risks Related to Business and Industry”). It also provided additional opportunities for certain aspects of our business. Against this backdrop, it is noteworthy that the resilience of our operations and the ability to continue to scale our business in all environments has been validated. Our leadership took decisive, timely steps aimed at protecting the health and safety of our employees and clients by closing nearly all in-office operations, restricting business travel and transitioning to a remote work environment in mid-March 2020. The investments we made in our culture, trading partner relationships, business and technology over the years have allowed us to stay on track to exceed performance goals set prior to the pandemic. As a result of the success of our remote work operations during the pandemic, we are exploring ways in which to incorporate remote work flexibility into our post-pandemic operating model.

Risks Factors Summary

Our business is subject to numerous risks and uncertainties and you should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	our failure to develop a succession plan for Patrick G. Ryan or other members of our senior management team, to maintain corporate culture or to recruit and retain revenue producers;

•	the cyclicality of, and the economic conditions, in the markets in which we operate and conditions that result in reduced insurer capacity;

•	becoming dependent upon a limited number of, or our failure to maintain or to develop relationships, with insurance carriers or clients;

•	significant competitive pressures;

•	decreases in premiums or commission rates set by insurers, or actions by insurers seeking repayment of commissions;

•	our inability to collect our receivables or if there is a decrease in certain commissions;

•	errors in or ineffectiveness of our underwriting models and the risks presented to our reputation and relationships with insurance carriers, retail brokers and agents;

•	the COVID-19 pandemic and the resulting governmental and societal responses and economic impacts;

•	any failure to maintain, protect and enhance our brand or prevent damage to our reputation;

•	disintermediation within the insurance industry and shifts away from traditional insurance markets;

•	changes in the mode of compensation in the insurance industry;

•	changes in our accounting estimates, assumptions or methodologies, and general changes in accounting guidance;

•	changes in interest rates or deterioration of credit quality;

•	impairment of goodwill and intangibles;

•	our ability to maintain profitability following recent periods of rapid growth;

•	consolidation within the retail insurance brokerage industry;

•	termination of, or changes to, our MGU programs;

•	evaluation of potential acquisitions and the integration of acquired businesses as well as introduction of new products, lines of business and markets;

•	significant investment in our growth strategy and whether expectation of internal efficiencies are realized;

•	the unavailability or inaccuracy of our clients’ and third parties’ data for pricing and underwriting insurance policies;

•	governmental regulation, tax laws, governmental inquiries, and legal proceedings and E&O claims, among other contingencies and legal proceedings;

•	handling of client funds and surplus lines taxes and related fiduciary regulations;

•	breaches of our security measures or improper disclosure of confidential, personal, or proprietary data;

•	failure to protect our intellectual property (IP) rights, or allegations that we have infringed on the IP rights of others; and

•	risks related to our outstanding indebtedness that could subject us to restrictions and limitations that could significantly affect our ability to operate, refinance or service our indebtedness.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.

General Corporate Information

We were incorporated in Delaware in March 2021. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with our formation and the

Organizational Transactions, including this offering and the application of the use of proceeds therefrom. Our principal executive offices are located at Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4600, Chicago, Illinois 60601. Our telephone number is (312) 784-6001. Our website address is www.ryansg.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock. We are a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We expect to cease to qualify as an “emerging growth company” after the completion of our 2021 fiscal year.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

a requirement to present only two years of audited financial statements, plus unaudited condensed consolidated financial statements for any interim period and related discussion in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and, to the extent eligible, expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Ownership and Organizational Structure

Ryan Specialty Group Holdings, Inc. is a Delaware corporation formed to serve as a holding company that will hold an interest in Holdings LLC. Ryan Specialty Group Holdings, Inc. has not engaged in any business or other activities other than in connection with its formation and the Organizational Transactions, including this offering. Upon consummation of this offering and the application of the proceeds therefrom, we will be a holding company, our sole asset will be LLC Units of Holdings LLC and we will exclusively operate and control all of the business and affairs and consolidate the financial results of Holdings LLC. See “Organizational Structure” for a complete description of the Organizational Transactions.

In connection with the Organizational Transactions:

•

We will amend and restate Holdings LLC’s existing operating agreement (the “LLC Operating Agreement”) to, among other things, appoint Ryan Specialty Group Holdings, Inc. as the sole managing member of Holdings LLC. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC.”

•

All Class A common units of Holdings LLC will be reclassified into an aggregate of                  LLC Units, and all Class B common units of Holdings LLC (together with the Class A common units, the “common units”) will be reclassified into an aggregate of                  LLC Units.

•

An entity through which Onex holds its common unit interest in Holdings LLC (the “Common Blocker Entity”) will engage in a series of transactions (the “Common Blocker Mergers”) that will result in (i) first, a direct or indirect subsidiary of Ryan Specialty Group Holdings, Inc. merging with, and into, the Common Blocker Entity, with the Common Blocker Entity remaining as the surviving corporation, and (ii) immediately thereafter, the Common Blocker Entity merging with, and into, Ryan Specialty Group Holdings, Inc. (or a direct subsidiary thereof), with Ryan Specialty Group Holdings, Inc. (or its applicable subsidiary) remaining as the surviving entity. As a result of such transactions, Onex will exchange all of the equity interests in the Common Blocker Entity for             shares of Class A common stock.

•

We will amend and restate the certificate of incorporation of Ryan Specialty Group Holdings, Inc. to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

•

Through a series of internal transactions, certain of our current and past employees and existing investors in Holdings LLC will (i) have their LLC Units exchanged into an aggregate of                  shares of Class A common stock on a one-for-one basis and (ii) receive cash payments in respect of certain savings related to the sale of a portion of their equity interests in connection with the offering..

•

With respect to certain employee holders of incentive-based common units (together, the “incentive units”) of Holdings LLC who will become holders of Class A common stock in connection with this offering, such incentive units will be exchanged for an aggregate of                  shares of Class A common stock and they will be granted an aggregate of                  options to purchase shares of Class A common stock under our 2021 Plan (the “top-up options”). Each such top-up option issued under the 2021 Plan is exercisable for one share of our Class A common stock at an exercise price equal to the initial public offering price.

•

With respect to the LLC Unitholders who have incentive units and who will remain as direct investors in Holdings LLC after completion of this offering, subject to any reclassification adjustment, such incentive units will be exchanged for an aggregate of                  LLC Units and an aggregate of                 Class C participation units with a participation threshold equal to the initial public offering price set forth on the cover page of this prospectus which Class C participation units vest pursuant to                 (the “Class C participation units”) and will be exchangeable into LLC Units, which will then be immediately redeemed for Class A common stock based on the value of Class C participation units and the fair market value of the Class A common stock at the time of the applicable exchange.

•

With respect to the Ryan Parties, subject to any reclassification adjustment, their common units with a participating threshold (the “Ryan Participation Units”) will be exchanged for an aggregate of                       LLC Units and an aggregate of                  Class C participation units and will be exchangeable into LLC Units, which will then be immediately redeemed for Class A common stock based on the value of Class C participation units and the fair market value of the Class A common stock at the time of the applicable exchange.

•

We will issue shares of Class B common stock to the LLC Unitholders, on a one-to-one basis with the number of LLC Units each LLC Unitholder owns, for nominal consideration. Shares of Class B common stock will not be issued to the LLC Unitholders with respect to the Class C participation units.

•

We will enter into an exchange agreement (the “Exchange Agreement”) with the LLC Unitholders pursuant to which the LLC Unitholders will be entitled to exchange LLC Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled. See “Organizational Structure—Exchange Agreement.”

•

We will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with the LLC Unitholders and Onex that will provide for the payment by us to the LLC Unitholders and Onex, collectively, of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or, under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain tax attributes of Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including certain tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.” Additionally, with respect to the holders of LLC Units who will have their interest exchanged for shares of Class A common stock on a one-for-one basis in the Organizational Transactions, such holders will have the right to receive cash payments in respect of certain cash savings relating to the sale of a required portion of their vested interest in connection with this offering.

•

We estimate that the net proceeds to us from the sale of our Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $                million ($                million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to use such net proceeds as follows:

•

$                million to acquire                newly issued LLC Units (or                  LLC Units if the underwriters exercise their option to purchase additional shares in full) in Holdings LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions;

•

$                million to acquire the equity of an entity through which Onex holds its preferred unit interest in Holdings LLC (the “Preferred Blocker Entity”) (with the                 preferred units of Holdings LLC owned by the Preferred Blocker Entity being converted through a series of transactions to LLC Units immediately thereafter); and

•	$ million to acquire outstanding LLC Units (or LLC Units if the underwriters exercise their option to purchase additional shares in full) from certain of the LLC

Unitholders at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. All existing holders of outstanding LLC Units will be required to sell     % of their vested interest in Holdings LLC, subject to certain limited exceptions.

The number of shares of Class A common stock issued in this offering will be equal to the number of LLC Units held by us after giving effect to the use of proceeds described herein (including the conversion of the preferred units held by the Preferred Blocker Entity to LLC Units).

In turn, Holdings LLC intends to apply the balance of the net proceeds it receives from us on account of the newly issued LLC Units (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares) to (i) pay expenses incurred in connection with this offering and the other Organizational Transactions and (ii) for general corporate purposes. See “Use of Proceeds.”

Substantially concurrent with this offering, Holdings LLC also expects to repurchase                  preferred units held by the Ryan Parties with cash on hand for approximately $                 million.

The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Onex holds its interest in Holdings LLC through two entities that are taxable as corporations for U.S. federal income tax purposes: the Preferred Blocker Entity (through which Onex holds its preferred unit interest in Holdings LLC) and the Common Blocker Entity (through which Onex holds its common unit interest in Holdings LLC). Prior to the consummation of this offering, and as a result of the Common Blocker Mergers, Onex will exchange all of the equity interests in the Common Blocker Entity for              shares of Class A common stock. Following the consummation of this offering, the equity of the Preferred Blocker Entity, which holds                  preferred units of Holdings LLC, will be acquired by Ryan Specialty Group Holdings, Inc. for cash (with the                 preferred units of Holdings LLC owned by the Preferred Blocker Entity being converted through a series of transactions to LLC Units immediately thereafter). See “Use of Proceeds” and “Organizational Structure.”

(2)	Reflects certain direct holders of Holdings LLC who will continue to hold LLC Units in Holdings LLC following the completion of this offering. We will issue shares of Class B common stock to the LLC
Unitholders, on a one-to-one basis with the number of LLC Units each LLC Unitholder owns, for nominal consideration. Shares of Class B common stock will not be issued to the LLC Unitholders with respect to the Class C participation units.

(3)

Reflects certain of our current and past employees and existing direct holders of common units in Holdings LLC that, through a series of internal transactions, will (i) have their LLC Units exchanged into shares of Class A common stock on a one-for-one basis and (ii) receive cash payments in respect of certain savings related to the sale of a portion of their equity interests in connection with the offering..

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and the percentage economic ownership and voting interest of such groups in Holdings LLC. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Upon completion of this offering and assuming an offering size as set forth on the cover page of this prospectus, the Ryan Parties will control approximately        % (or approximately        % if the underwriters exercise their option to purchase additional shares in full) of the voting power in Ryan Specialty Group Holdings, Inc. through their ownership of Class B common stock. See “Principal Shareholders” for additional information about the Ryan Parties. Additionally, the Ryan Parties may, pursuant to the director nomination agreement that we will enter into with the Ryan Parties in connection with this offering, nominate up all but one of the directors of the Company.

(2)

Shares of Class A common stock and Class B common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each share of Class A common stock is entitled to one vote per share on all matters to be voted on by shareholders generally. Each outstanding share of Class B common stock is initially entitled to 10 votes per share on all matters to be voted on by shareholders generally. Each share of Class B common stock then outstanding will be entitled to one vote per share (i) 12 months following the death or disability of Patrick G. Ryan, which, in each instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors or (ii) the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 10% of the then-outstanding Class A and Class B common stock. The Class B common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of Ryan Specialty Group Holdings, Inc. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, the LLC Unitholders will be entitled to exchange LLC Units for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled.

(3)

Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have        % of the voting power in Ryan Specialty Group Holdings, Inc., (ii) the LLC Unitholders, through ownership of the Class B common stock, will have        % of the voting power of Ryan Specialty Group Holdings, Inc., (iii) the LLC Unitholders will own        % of the outstanding LLC Units in Holdings LLC, with approximately        % being held by the Ryan Parties, and (iv) Ryan Specialty Group Holdings, Inc. will own        % of the outstanding LLC Units in Holdings LLC. We have two authorized classes of common stock, Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is initially entitled to 10 votes per share. Each share of Class B common stock then outstanding will be entitled to one vote per share (i) 12 months following the death or disability of Patrick G. Ryan, which, in each instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors or (ii) the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 10% of the then-outstanding Class A and Class B common stock. The Class B common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of Ryan Specialty Group Holdings, Inc. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, the LLC Unitholders will be entitled to exchange LLC Units for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled.

Our corporate structure following this offering, as described above, is referred to as an “Up-C” structure, which is commonly used by partnerships and limited liability companies when they undertake an initial public offering of their business. Our Up-C structure, together with the Tax Receivable Agreement, will allow the LLC Unitholders and Onex to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for income tax purposes following this offering. One of these benefits is that future taxable income of the Holdings LLC that is allocated to such owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the LLC Units that the LLC Unitholders will continue to hold are exchangeable for shares of our Class A common stock or, at our election, for cash, from Holdings LLC, the Up-C structure also provides the LLC Unitholders potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. See “Organizational Structure” and “Description of Capital Stock.”

Following this offering, each of the LLC Unitholders will hold a number of shares of our Class B common stock equal to the number of LLC Units each party owns. Our Class A common stock and Class B common stock will have what is commonly referred to as a “high/low vote structure,” which means that shares of our Class B common stock will initially have 10 votes per share. Upon the occurrence of certain events, each share of Class B common stock will then be entitled to one vote per share. This high/low vote structure will enable the Ryan Parties to control the outcome of matters submitted to our shareholders for approval, including the election of our directors, as well as the overall management and direction of our company. Furthermore, the Ryan Parties will continue to exert a significant degree of influence, or actual control, over matters requiring shareholder approval. We believe that maintaining this control by the Ryan Parties will help enable them to successfully guide the implementation of our company’s growth strategies and strategic vision. Meanwhile, holders of our Class A common stock will have economic and voting rights similar to those of holders of common stock of non-Up-C structured public companies that have a high/low vote structure. See “Description of Capital Stock.”

Ryan Specialty Group Holdings, Inc. will also hold LLC Units, and therefore receive benefits on account of its ownership in an entity treated as a partnership, or “passthrough” entity, for income tax purposes. As Ryan Specialty Group Holdings, Inc. purchases LLC Units from the LLC Unitholders under the mechanism described above, it will obtain a step-up in tax basis in its share of the assets of Holdings LLC and its flow-through subsidiaries. This step-up in tax basis will provide Ryan Specialty Group Holdings, Inc. with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to Ryan Specialty Group Holdings, Inc. Pursuant to the Tax Receivable Agreement, Ryan Specialty Group Holdings, Inc. will agree to pay the LLC Unitholders and Onex, collectively, 85% of the value of these tax benefits, certain tax attributes of Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering, and certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement; however, the remaining 15% of such benefits will be available to Ryan Specialty Group Holdings, Inc. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and the resulting amounts we are likely to pay out to LLC Unitholders and Onex pursuant to the Tax Receivable Agreement; however, we believe that such payments may be substantial. See “Organizational Structure—Tax Receivable Agreement.”

Generally, Ryan Specialty Group Holdings, Inc. will receive a pro rata share of any distributions (including tax distributions) made by Holdings LLC to its members. Tax distributions will be calculated without regard to any applicable basis adjustment available to Ryan Specialty Group Holdings, Inc. under 743(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and will be based upon an assumed tax rate, which, under certain circumstances, may cause Holdings LLC to make tax distributions that, in the aggregate, exceed the amount of taxes that Holdings LLC would have paid if it were a similarly situated corporate taxpayer. Funds used by Holdings LLC to satisfy its tax distribution obligations generally will not be available for reinvestment in our business. See “Risk Factors—Risks Related to Our Organizational Structure.”

Upon completion of this offering and assuming an offering size as set forth on the cover page of this prospectus, we will be controlled by the Ryan Parties because the Ryan Parties will control approximately        % of the voting interest in us (or approximately        % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) on account of their ownership of Class B common stock. Additionally, the Ryan Parties may, pursuant to the director nomination agreement that we will enter into with the Ryan Parties, nominate all but one of the directors of the Company.

As a result of the Organizational Transactions:

•

the number of shares of Class A common stock issued in this offering will be equal to the number of LLC Units held by us after giving effect to the use of proceeds described herein (including the conversion of the preferred units held by the Preferred Blocker Entity to LLC Units);

•	the investors in this offering will collectively own shares of our Class A common stock and we will hold LLC Units;

•

certain of our current and past employees and existing direct holders of Holdings LLC who had their LLC Units exchanged into shares of Class A common stock will (i) hold                  shares of our Class A common stock and (ii) receive cash payments in respect of certain savings related to the sale of a portion of their vested interest in connection with the offering;

•	Onex will hold shares of our Class A common stock;

•	the LLC Unitholders will own LLC Units and shares of Class B common stock, of which the Ryan Parties will own LLC Units and shares of Class B common stock;

•	our Class A common stock will collectively represent approximately % of the voting power in us; and

•	our Class B common stock will collectively represent approximately % of the voting power in us.

The Offering

Issuer	Ryan Specialty Group Holdings, Inc.

Class A common stock offered by us	shares (or shares if the underwriters’ option is exercised in full).

Underwriters’ option to purchase additional shares of Class A common stock	We have granted the underwriters an option to purchase up to shares of Class A common stock from us within 30 days of the date of this prospectus.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option is exercised in full). If all outstanding LLC Units held by the LLC Unitholders were exchanged for newly issued shares of Class A common stock on a one-for-one basis, shares of Class A common stock (or shares if the underwriters’ option is exercised in full) would be outstanding.

Class B common stock to be outstanding immediately after this offering	shares. Immediately after this offering, the LLC Unitholders will own 100% of the outstanding shares of our Class B common stock.

Ratio of shares of Class A common stock to LLC Units	Our amended and restated certificate of incorporation and the amended and restated operating agreement of Holdings LLC will require that we and Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

Each share of our Class B common stock initially entitles its holder to 10 votes on all matters to be voted on by shareholders generally. Each share of Class B common stock then outstanding will be entitled to one vote per share (i) 12 months following the death or disability of Patrick G. Ryan, which, in each instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors or (ii) the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 10% of the then-outstanding Class A and Class B common stock.

As a result, the Ryan Parties will have the ability to control the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. See “Description of Capital Stock.”

After this offering, each of the LLC Unitholders will hold a number of shares of Class B common stock equal to the number of LLC Units each owns. See “Description of Capital Stock—Class B Common Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.

Upon completion of this offering and assuming an offering size as set forth on the cover page of this prospectus, we will be controlled by the Ryan Parties and the Ryan Parties will control approximately % of the voting interest in us (or approximately % if the underwriters exercise their option to purchase additional shares in full) on account of their ownership of Class B common stock. Additionally, the Ryan Parties may, pursuant to the director nomination agreement that we will initially enter into with the Ryan Parties, nominate all but one of the directors of the Company. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Director Nomination Agreement.”

Voting power held by holders of Class A common stock	% (or 100% if all outstanding LLC Units were exchanged for newly issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B common stock	% (or 0% if all outstanding LLC Units were exchanged for newly issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds as follows:

•	$ million to acquire newly issued LLC Units (or LLC Units if the underwriters exercise their option to purchase additional shares in full) in Holdings LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions;

•

$                million to acquire the equity of the Preferred Blocker Entity (with the                 preferred units of Holdings LLC owned by the Preferred Blocker Entity being converted through a series of transactions to LLC Units immediately thereafter); and

•

$                million to acquire                outstanding LLC Units (or                LLC Units if the underwriters exercise their option to purchase additional shares in full) from certain of the LLC Unitholders at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. All existing holders of LLC Units will be required to sell     % of their vested interest in Holdings LLC, subject to certain limited exceptions.

In turn, Holdings LLC intends to:

•

apply the balance of the net proceeds it receives from us on account of the newly issued LLC Units (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares) to (i) pay expenses incurred in connection with this offering and the other Organizational Transactions and (ii) for general corporate purposes.

See “Use of Proceeds” and “Organizational Structure.”

Concurrent transaction	Substantially concurrent with this offering, Holdings LLC expects to repurchase preferred units held by the Ryan Parties with cash on hand for approximately $ million.

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any cash dividends declared by our Board. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions or applicable laws and other factors that our Board may deem relevant. See “Dividend Policy.”

Exchange rights of holders of the LLC Units

Prior to this offering, we will enter into the Exchange Agreement with the LLC Unitholders so that the LLC Unitholders may exchange LLC Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled. See “Organizational Structure—Exchange Agreement.”

Tax Receivable Agreement	We will enter into the Tax Receivable Agreement with the LLC Unitholders and Onex substantially concurrent with or prior to the consummation of this offering. The Tax Receivable Agreement will provide for the payment by us to the LLC Unitholders and Onex, collectively, of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future, (ii) certain tax attributes of Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement (collectively, the “Tax Attributes”). The rights of the LLC Unitholders and Onex under the Tax Receivable Agreement will be assignable. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize. The actual Tax Attributes, as well as any amounts paid to the LLC Unitholders and Onex under the Tax Receivable Agreement, will vary depending on a number of factors, including the timing of any future exchanges, the price of shares of our Class A common stock at the time of any future exchanges, the extent to which such exchanges are taxable, the amount and timing of our income and applicable tax rates. The payment obligations under the Tax Receivable Agreement are obligations of Ryan Specialty Group Holdings, Inc., and not of Holdings LLC. See “Organizational Structure—Tax Receivable Agreement.” Additionally, with respect to the holders of LLC Units who will have their interest exchanged for shares of Class A common stock on a one-for-one basis in the Organizational Transactions, such holders will have the right to receive cash payments in respect of certain cash savings relating to the sale of a required portion of their vested interest in connection with this offering.

Registration Rights Agreement	We intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Ryan Parties and Onex in connection with this offering. The Registration Rights Agreement will provide the Ryan Parties and Onex certain registration rights following our initial public offering and the expiration of any related lock-up period, including that the Ryan Parties can require us to register under the Securities Act shares of Class A common stock (including shares issuable to the Ryan Parties upon exchange of their LLC Units). The Registration Rights Agreement will also provide for piggyback registration rights for the Ryan Parties and Onex. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Symbol for trading on	“RYAN.”

Unless otherwise indicated, all information in this prospectus:

•	assumes the effectiveness of the Organizational Transactions;

•	assumes an initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;

•	assumes that the underwriters’ option to purchase additional shares of Class A common stock is not exercised;

•	excludes shares of Class A common stock reserved for future issuance upon the exchange of LLC Units that will be held by the LLC Unitholders;

•	excludes shares of Class A common stock reserved for future issuance under the Ryan Specialty Group Holdings, Inc. 2021 Omnibus Incentive Plan (the “2021 Plan”); and

•

excludes                 shares of Class A common stock to be issued upon exercise of the top-up options and                 shares of Class A common stock to be issued upon exchange and redemption of the Class C participation units.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables present, as of the dates and for the periods indicated, (1) the summary historical consolidated financial and other data for Holdings LLC and its consolidated subsidiaries and (2) the summary unaudited pro forma financial data for Ryan Specialty Group Holdings, Inc. and its consolidated subsidiaries, including Holdings LLC. Ryan Specialty Group Holdings, Inc. was incorporated as a Delaware corporation in March 2021 and has not, to date, conducted any activities other than those incident to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Upon the consummation of the proposed Organizational Transactions, Ryan Specialty Group Holdings, Inc will become the parent of Holdings LLC. The summary consolidated statement of operations data for the years ended December 31, 2020 and 2019 and the summary consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from the audited consolidated financial statements and notes of Holdings LLC and its subsidiaries included elsewhere in this prospectus. The summary interim consolidated statement of operations data for each of the three months ended March 31, 2021 and 2020 and the selected consolidated balance sheet data as of March 31, 2021 presented below have been derived from the unaudited consolidated financial statements and notes of Holdings LLC and its subsidiaries, included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Unaudited Consolidated Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of Ryan Specialty Group Holdings, Inc. presented below have been derived from our unaudited pro forma consolidated financial statements and notes included elsewhere in this prospectus. The summary unaudited pro forma financial data as of March 31, 2021 and for the three months ended March 31, 2021 and the year ended December 31, 2020 gives effect to (i) the All Risks Acquisition (with respect to the pro forma consolidated financial statements of income for the year ended December 31, 2020) and (ii) the Organizational Transactions as described in “Organizational Structure,” including the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Data,” as if all such transactions had occurred on January 1, 2020, with respect to the statement of operations data and March 31, 2021, with respect to the consolidated balance sheet data. The unaudited pro forma financial data include various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Consolidated Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

The summary historical consolidated financial and other data of Ryan Specialty Group Holdings, Inc. have not been presented as Ryan Specialty Group Holdings, Inc. is a newly incorporated entity, (i) has had no business transactions or activities to date other than those incident to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part and (ii) had no assets or liabilities during the periods presented in this section.

	Historical Holdings LLC						Pro Forma Ryan Specialty Group Holdings, Inc.
(in thousands, except share, unit, per share and per unit data)	Year Ended December 31,		Three Months Ended March 31,				Year Ended December 31,	Three Months Ended March 31,
Consolidated Statement of Operations Data(1):	2020	2019	2021		2020		2020	2021
			(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
Revenue
Net commissions and fees	$1,016,685	$758,448	$		$		$1,185,684	$
Fiduciary investment income	1,589	6,663					2,085

Total revenue	$1,018,274	$765,111	$		$		$1,187,769	$

Expenses
Compensation and benefits	686,155	494,391					808,352
General and administrative	107,381	118,179					128,053
Amortization	63,567	48,301					115,890
Depreciation	3,934	4,797					4,427
Change in contingent consideration	(1,301)	(1,595)					(1,301)

Total operating expenses	$859,736	$664,073					$1,055,421

Operating income	$158,538	$101,038	$		$		$132,348	$

Operating income margin	15.6%	13.2%		%		%	%		%
Interest expense	(47,243)	(35,546)					(80,871)
Income (loss) from equity method investment in related party	$440	$(978)	$		$		$440	$
Other non-operating (loss) income	(32,270)	3,469					(32,257)

Income before income taxes	$79,465	$67,983	$		$		$19,660	$

Income tax expense	(8,952)	(4,926)					(8,952)

Net income	$70,513	$63,057	$		$		$10,708	$

Net (income) loss attributable to non-controlling interests, net of tax	(2,409)	1,109					(2,409)

Net income attributable to members	$68,104	$64,166	$		$		$8,299	$

	Historical Holdings LLC				Pro Forma Ryan Specialty Group Holdings, Inc.
(in thousands, except share, unit, per share and per unit data)	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
Consolidated Statement of Operations Data(1):	2020	2019	2021	2020	2020	2021
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Pro forma per share data(2):
Pro forma net income available to Class A Common Shares:
Basic
Diluted(3)
Pro forma weighted average Class A Common Stock outstanding:
Basic
Diluted
Pro forma earnings per share:
Basic
Diluted
Selected Other Financial Data:
Revenue	$1,018,274	$765,111
Net Income	$70,513	$63,057
Net Income Margin	6.9%	8.2%
Organic Revenue Growth Rate(4)	20.4%	17.5%
Adjusted Net Income(5)	$185,426	$114,642
Adjusted Net Income Margin(5)	18.2%	15.0%
Adjusted EBITDAC(6)	$293,507	$191,427
Adjusted EBITDAC Margin(6)	28.8%	25.0%

	Holdings LLC Historical			Pro Forma Ryan Specialty Group Holdings, Inc.
	As of December 31,		As of March 31, 2021	As of March 31, 2021
	2020	2019
(in thousands)			(Unaudited)	(Unaudited)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$312,651	$52,016	$	$
Working capital(7)	11,029	(6,686)
Total assets	4,529,382	2,190,305
Long-term debt	1,566,192	660,026
Total liabilities	4,218,657	2,127,150
Mezzanine equity	239,635	139,644
Total members’ equity	71,090	(76,489)

(1)	Historical results of Holdings LLC for the year ended December 31, 2020 and 2019 do not reflect the results of the All Risks Acquisition in September 2020 for the period preceding the acquisition.
(2)

See the unaudited pro forma consolidated statement of operations in “Unaudited Pro Forma Consolidated Financial Information” for the description of the assumptions underlying the pro forma net earnings (loss) per share calculations.

(3)

Calculated as net income divided by the weighted-average shares of Class A common stock outstanding, assuming (i) the full exchange of all outstanding LLC Units in Holdings LLC for shares of Class A common stock, (ii) the Class A common stock issued in connection with this offering was outstanding as of January 1 of the year presented and (iii) the dilutive effect of any stock options and restricted stock units.

(4)

Organic Revenue Growth Rate is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not, and should not be considered as, an alternative to total revenue change, as determined in accordance with GAAP. See “Non-GAAP Financial Measures.” We define Organic Revenue Growth Rate as percentage change in revenue, as compared to the same period for the prior year, adjusted for revenue attributable to recent acquisitions and other adjustments, such as: contingent commissions, fiduciary investment income and foreign exchange rates. Industry peers provide similar supplemental information about their revenue performance, although they may not make identical adjustments.

We believe that Organic Revenue Growth Rate is an appropriate measure of our operating performance as it allows management and investors to evaluate business growth from existing clients, which provides a meaningful and consistent manner to evaluate such growth from period to period on a consistent basis.

A reconciliation of Organic Revenue Growth Rate to total revenue change, the most directly comparable GAAP measure, for each of the periods indicated is as follows:

	2020	2019
Total Revenue Change (GAAP) (a)	33.1%	25.3%
Less: Mergers and Acquisitions (b)	(12.9%)	(7.9%)
Change in Other (c)	0.2%	0.1%

Organic Revenue Growth Rate (Non-GAAP)	20.4%	17.5%

(a)

December 31, 2020 revenue of $1,018.3 million less December 31, 2019 revenue of $765.1 million is a $253.2 million year-over-year change. The change, $253.2 million, divided by the December 31, 2019 revenue of $765.1 million is a total revenue change of 33.1%. December 31, 2019 revenue of $765.1 million less December 31, 2018 revenue of $610.6 million is a $154.5 million year-over-year change. The change, $154.5 million, divided by the December 31, 2018 revenue of $610.6 million is a total revenue change of 25.3%. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further details.

(b)

The mergers and acquisitions adjustment excludes the first 12 months of net commission and fees revenue generated from acquisitions. The total adjustment for 2020 and 2019 was $98.4 million and $48.1 million, respectively.

(c)

The other adjustments excludes the year-over-year change in contingent commissions, fiduciary investment income, and foreign exchange rates. The total adjustment for 2020 and 2019 was $1.6 million and $0.3 million, respectively.

(5)

Adjusted Net Income is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to Net Income as determined in accordance with GAAP. See “Non-GAAP Financial Measures.” We define Adjusted Net Income as tax-effected earnings before amortization and certain items of income and expense, gains and losses, equity-based compensation, acquisition-related long-term incentive compensation, acquisition-related expenses, costs associated with this offering, and certain exceptional or non-recurring items.

We believe this is an appropriate measure of our operating performance because it may be helpful to investors as it provides consistency and comparability with past financial performance and facilitates period to period comparisons of our operations and financial results, eliminating the effects of certain variables from period to period for reasons that we do not believe reflect our underlying operating performance or are unusual or infrequent in nature.

A reconciliation of Adjusted Net Income and Adjusted Net Income Margin to Net Income and Net Income Margin, the most directly comparable GAAP measures, for each of the periods indicated is as follows:

(in thousands, except percentages)	For the year ended December 31, 2020	For the year ended December 31, 2019
Total Revenue	$1,018,274	$765,111

Net Income	$70,513	$63,057
Income tax expense	8,952	4,926
Amortization	63,567	48,301
Amortization of Deferred issuance costs (a)	5,002	1,547
Change in contingent consideration	(1,301)	(1,595)
Acquisition-related expense (b)	18,286	9,996
Acquisition-related long-term incentive compensation (c)	13,064	2,054
Restructuring and related expense (d)	12,890	—
Amortization and expense related to discontinued prepaid incentives (e)	14,173	9,681
Other non-operating loss (income) (f)	32,270	(3,469)
Equity based compensation (g)	10,800	7,848
Discontinued programs expense (h)	(789)	8,595
Other non-recurring items (i)	346	712
(Income) / loss from equity method investments in related party	(440)	978

Adjusted pre-tax income	$247,333	$152,631
Tax expense (j)	(61,907)	(37,989)

Adjusted Net Income (k)	$185,426	$114,642

Net Income Margin (l)	6.9%	8.2%
Adjusted Net Income Margin (m)	18.2%	15.0%

(a)	Interest Expense includes amortization of deferred issuance costs.
(b)	The acquisition-related expense includes diligence, transaction-related, and integration costs.
(c)	Acquisition-related long-term incentive compensation arises from long-term incentive plans associated with acquisitions.
(d)

The restructuring and related expense consists of compensation and benefits, occupancy and other costs related to the Company’s restructuring plan initiated after the All Risks Acquisition. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See Note 5. Restructuring. The remaining costs that preceded the restructuring plan were associated with organizational design, other severance, and non-recurring lease costs.

(e)	Amortization and expense related to discontinued prepaid incentive programs—see Note 16. Employee Benefit Plans, Prepaid and Long-Term Incentives in the consolidated financial statements.
(f)

Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value is due to the increased likelihood of a Realization Event, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See Note 14. Redeemable preferred units in the consolidated financial statements. This non-operating loss (income) also includes the change in fair value of interest rate swaps which were discontinued in 2020, as well as a one-time gain on sale of an asset in 2019.

(g)	Equity based compensation reflects non-cash equity-based expense.
(h)	Discontinued programs expense includes costs associated with concluding specific programs that are no longer core to our business.

(i)

Other non-recurring items includes one-time impacts that do not reflect the core performance of the business, including one-time accounting costs associated with the adoption of new accounting standards for ASC 606 and ASC 842 as well as one-time non-income tax charges and tax and accounting consultancy costs associated with the evaluation of structure changes.

(j)

The tax effect has been calculated based on the effective blended federal, state, local and foreign statutory rates of approximately of 25% for 2020 and 2019. The tax expense adjustment assumes the Company owns 100% of the non-voting common interest units of Holdings LLC for comparability purposes across periods

(k)	Consolidated Adjusted Net Income does not reflect a deduction for the Adjusted Net Income associated with the non-controlling interest in Ryan Re.
(l)	Net Income Margin is Net Income divided by total revenue.
(m)	Adjusted Net Income Margin, a non-GAAP measure, is Adjusted Net Income divided by total revenue. Adjusted Net Income Margin is most directly comparable to Net Income Margin under GAAP.

(6)

Adjusted EBITDAC is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to Net Income, as determined in accordance with GAAP. See “Non-GAAP Financial Measures.” We define Adjusted EBITDAC as net income before interest expense, income tax expense, depreciation, amortization and change in contingent consideration, adjusted to reflect items such as (i) equity-based compensation, (ii) acquisition-related expenses, and (iii) other exceptional or non-recurring items, as applicable.

We believe Adjusted EBITDAC is a useful measure because it provides a clear representation of our operating performance on a run-rate basis, improves the comparability between periods, and eliminates the impact of the items that do not relate to the ongoing operating performance of the business.

A reconciliation of Adjusted EBITDAC and Adjusted EBITDAC Margin to Net Income and Net Income Margin, the most directly comparable GAAP measures, for each of the periods indicated is as follows:

(in thousands)	For the year ended December 31, 2020	For the year ended December 31, 2019
Total Revenue	$1,018,274	$765,111

Net Income	$70,513	$63,057
Interest expense	47,243	35,546
Income tax expense	8,952	4,926
Depreciation	3,934	4,797
Amortization	63,567	48,301
Change in contingent consideration	(1,301)	(1,595)

EBITDAC	$192,908	$155,032
Acquisition-related expense (a)	18,286	9,996
Acquisition-related long-term incentive compensation (b)	13,064	2,054
Restructuring and related expense (c)	12,890	—
Amortization and expense related to discontinued prepaid incentives (d)	14,173	9,681
Other non-operating loss (income) (e)	32,270	(3,469)
Equity based compensation (f)	10,800	7,848
Discontinued programs expense (g)	(789)	8,595
Other non-recurring items (h)	346	712

(Income) / loss from equity method investments in related party	(440)	978

Adjusted EBITDAC (i)	$293,507	$191,427

Net Income Margin (j)	6.9%	8.2%
Adjusted EBITDAC Margin (k)	28.8%	25.0%

(a)	The acquisition-related expense includes diligence, transaction-related, and integration costs.
(b)	Acquisition-related long-term incentive compensation arises from long-term incentive plans associated with acquisitions.
(c)

The restructuring and related expense consists of compensation and benefits, occupancy and other costs related to the Company’s restructuring plan initiated after the All Risks Acquisition. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See Note 5. Restructuring. The remaining costs that preceded the restructuring plan were associated with organizational design, other severance, and non-recurring lease costs.

(d)	Amortization and expense related to discontinued prepaid incentive programs. – See Note 16. Employee Benefit Plans, Prepaid and Long-Term Incentives in the consolidated financial statements.
(e)

Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value is due to the increased likelihood of a Realization Event, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See note 14. Redeemable preferred units in the consolidated financial statements. This non-operating loss (income) also includes the change in fair value of interest rate swaps which were discontinued in 2020, as well as a one-time gain on sale of an asset in 2019.

(f)	Equity based compensation reflects non-cash equity-based expense.
(g)	Discontinued programs expense includes costs associated with concluding specific programs that are no longer core to our business.
(h)

Other non-recurring items includes one-time impacts that do not reflect the core performance of the business, including one-time accounting costs associated with the adoption of new accounting standards for ASC 606 and ASC 842 as well as one-time non-income tax charges and tax and accounting consultancy costs associated with the evaluation of structure changes.

(i)	Consolidated Adjusted EBITDAC does not reflect a deduction for the Adjusted EBITDAC associated with the non-controlling interest in Ryan Re.
(j)	Net Income Margin is Net Income divided by total revenue.
(k)	Adjusted EBITDAC Margin, a non-GAAP measure, is Adjusted EBITDAC divided by total revenue. Adjusted EBITDAC Margin is most directly comparable to Net Income Margin under GAAP.

(7)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose all or part of your investment. The ongoing COVID-19 pandemic may also have the effect of heightening many of the risks described in this “Risk Factors” section.

Because of the following factors, as well as other factors affecting our businesses, financial condition, operating results and prospects, past financial performance should not be considered a reliable indicator of future performance, and investors should not rely on historical trends to anticipate trends or results in the future.

Risks Related to Our Business and Industry

If we fail to develop a succession plan for Patrick G. Ryan, our founder, chairman and chief executive officer, or other members of our senior management team, as well as recruit and retain revenue producers, including wholesale brokers and underwriters, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of our senior management team, including our founder, chairman and chief executive officer, Patrick G. Ryan, each of whom are critical to our vision, strategic direction, culture, products, and technology. The loss of Mr. Ryan or other members of our senior management team, even temporarily, could materially harm our business.

We could be adversely affected if we fail to adequately plan for the succession of our senior leaders and key executives, including Mr. Ryan. While we have succession plans in place and we have employment arrangements with certain key executives, these do not guarantee the services of these executives will continue to be available to us.

Additionally, losing personnel who manage important client and carrier relationships for our products could adversely affect our operations and execution of our future growth strategies. Competition for revenue producers including wholesale brokers and underwriters is intense. Our ability to recruit and retain these professionals is critical to the success of our business. We cannot provide assurance that any of the wholesale brokers or underwriters who leave our firm will comply with the provisions of their employment and stock grant agreements that preclude them from competing with us or soliciting our clients and employees, or that these provisions will be enforceable under applicable law or sufficient to protect us from the loss of any business. Some states might not allow us to enforce some or all of our restrictive covenants. Further, we do not have employment, non-competition, or non-solicitation agreements with all of our wholesale brokers and underwriters and most of our employment agreements are on “at-will” terms. We may not be able to retain or replace the business generated by key personnel who leave our firm.

We may be negatively affected by the cyclicality of and the economic conditions in the markets in which we operate.

Premium pricing within the commercial property and casualty insurance markets in which we operate has historically been cyclical based on the underwriting capacity of the insurance carriers operating in this market, general economic conditions and other social, economic and business factors. In a period of decreasing insurance capacity or higher than typical loss ratios across an insurance segment or segments, insurance carriers may raise premium rates. This type of market frequently is referred to as a “hard” market. In a period of increasing insurance capacity or lower than typical loss ratios across an insurance segment or segments, insurance carriers may reduce premium rates. This type of market frequently is referred to as a “soft” market. Because our commissions usually are calculated as a percentage of the gross premium charged for the insurance products that we place, our revenues are affected by the pricing cycle of the market. The frequency and severity of natural disasters, other catastrophic events (such as hurricanes, wildfires and the COVID-19 pandemic), social inflation, and reductions or increases in insurance capacity can affect the timing, duration and extent of industry pricing cycles for many of the product lines we distribute. It is very difficult to predict the severity, timing or duration of these cycles.

Economic downturns, volatility, or uncertainty in some markets may cause changes to insurance coverage decisions by our clients, which may result in reductions in the growth of new business or reductions in existing business. If our clients become financially less stable, enter bankruptcy, liquidate their operations or consolidate, our revenues and collectability of receivables could be adversely affected. An increase in the number of insolvencies associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our business through the loss of clients and insurance markets and by hampering our ability to place insurance business or by exposing us to E&O claims.

If insurance intermediaries or insurance companies experience liquidity problems or other financial difficulties, we could encounter delays in payments owed to us, which could harm our business, financial condition and results of operations.

Our business, and therefore our results of operations and financial condition, may be adversely affected by conditions that result in reduced insurer capacity.

Our results of operations depend on the continued capacity of insurance carriers to underwrite risk and provide coverage, which depends in turn on those insurance companies’ ability to procure reinsurance. Capacity could also be reduced by insurance companies failing or withdrawing from writing certain coverages that we offer to our clients. We have no control over these matters. To the extent that reinsurance becomes less widely available or significantly more expensive, we may not be able to procure the amount or types of coverage that our clients desire and the coverage we are able to procure for our clients may be too expensive or more limited than is acceptable.

Our business may be harmed if we lose our relationships with retailers, insurance carriers or our other clients and trading partners, fail to maintain good relationships with retailers, insurance carriers or our other clients or trading partners, become dependent upon a limited number of retailers, insurance carriers or other clients or trading partners or fail to develop new retailer, insurance carrier and client or trading partner relationships.

Our business typically enters into contractual relationships with insurance carriers, retailers and other clients or trading partners that are sometimes unique to us, but nonexclusive and terminable on short notice by either party for any reason. In many cases, insurance carriers also have the ability to amend the terms of our agreements unilaterally on short notice.

Insurance carriers may be unwilling to allow us to sell their existing or new insurance products or may amend our agreements with them, for a variety of reasons, including for competitive or regulatory reasons or because of a reluctance to distribute their products through our platform. Insurance carriers may decide to rely on their own internal distribution channels, choose to exclude us from their most profitable or popular products, or decide not to distribute insurance products in individual markets in certain geographies or altogether. The termination or amendment of our relationship with an insurance carrier could reduce the variety of insurance products we offer or our ability to place coverage for certain risks for which we do not have alternative markets. We also could lose a source of, or be paid reduced commissions for, future sales and could lose renewal commissions for past sales. Our business could also be harmed if we fail to develop new insurance carrier relationships.

Similarly, retailers and other trading partners could develop their own wholesale distribution channels or choose to work with wholesale distributors other than us. This could reduce the number of submissions we receive which could result in reduced commissions. Our business could also be harmed if we fail to develop new relationships with retailers or other sources of business.

Historically, wholesale brokers and other wholesale distributors have been involved in a very high percentage of risks placed in the E&S market. In addition to the potential for retailers developing their own wholesale distribution channels or choosing to work with wholesale distributors other than us, retail brokers often might prefer to place business directly with insurance carriers, without the involvement of a wholesaler. There is a risk to our business that insurers will accommodate the retail broker’s preference to place business directly with the E&S insurer as opposed to through a wholesale broker or other wholesale distributor.

In the future, we may have a reduced number of insurance carriers or retailers with which we trade or derive a greater portion of our commissions and fees from a more concentrated number of insurance carriers, retailers or other trading partners as our business and the insurance industry evolve. The three largest insurance carriers (excluding Lloyd’s syndicates) with which we place business represented an aggregate of 14.1% and 13.3% of our revenues for the years ended December 31, 2020 and 2019, respectively. The three largest retailers with which we place business represented 21.0% and 19.3% of our revenues for the years ended December 31, 2020 and 2019, respectively. Should our dependence on a smaller number of insurance carriers, retailers or other trading partners increase, whether as a result of the termination of relationships, consolidation or otherwise, we may become more vulnerable to adverse changes in our relationships with these counterparties, particularly in states where we offer insurance products from a relatively small number of insurance carriers or where a small number of insurance companies or retailers dominate a geographic area, lines of business or market segment. The termination, amendment or consolidation of our relationships with our insurance carriers could harm our business, financial condition and results of operations.

We depend, to a large extent, on our relationships with all of our trading partners and our reputation for high-quality advice and solutions. If a trading partner is not satisfied with our services, it could cause us to incur additional costs and impair profitability. Many of our clients are businesses that band together in industry groups or trade associations and actively share information among themselves about the quality of service they receive from their vendors. Accordingly, poor service to one client may negatively impact our relationships with multiple other clients or potential clients. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships.

We face significant competitive pressures in our business.

Wholesale brokerage, binding authority, underwriting management and other intermediary and underwriting and claims administration specialties are highly competitive. We believe that our ability to compete is dependent on the quality of our people, service, product features, price, commission structure, financial strength, and the ability to access certain insurance markets. We compete with a large number of national, regional, and local organizations. New or increased competition as a result of these or regulatory or other industry developments could harm our business, financial condition and results of operations.

Underwriting Management and Binding Authority are dependent upon contracts between us and the insurance carriers. Those contracts can be terminated by the insurance carrier with very little advance notice. Moreover, upon expiration of the contract term, insurance carriers may choose to let those agreements lapse or request changes in the terms of the program, including the scope of our underwriting authority or the amount of commission we receive, which could reduce our revenues from the program.

Poor risk selection, failure to maintain robust pricing models, and failure to monitor claims activity could adversely affect our ability to renew contracts or have the opportunity to develop new products with new or existing carriers. The termination of the services of our specialties, or a change in the terms of any of these programs, could harm our business and operating results, including the opportunity to receive contingent commissions.

Because the revenue we earn on the sale of certain insurance products is based on premiums and commission rates set by insurers, any decreases in these premiums or commission rates, or actions by insurers seeking repayment of commissions, could result in revenue decreases or expenses to us.

We derive revenue from commissions on the sale of insurance products that are paid by the insurance carriers from whom the insureds purchase insurance. In certain circumstances, payments for the sale of insurance products are processed directly by insurance carriers, and therefore we may not receive a payment that is otherwise expected in any particular period until after the end of that period, which can adversely affect our ability to budget for significant future expenditures. Additionally, insurers or their affiliates may under certain circumstances seek the chargeback or repayment of commissions as a result of policy lapse, surrender, cancellation, rescission, default, or upon other specified circumstances. As a result of the chargeback or repayment of commissions, we may incur a reduction in revenue in a particular period related to revenue previously recognized in a prior period and reflected in our financial statements. Such a reduction could have a material adverse effect on our results of operations and financial condition, particularly if the reduction in revenue is greater than the amount of related revenue retained by us.

The commission rates are set by insurers and are based on the premiums that the insurers charge. The potential for changes in premium rates is significant, due to competition and pricing cyclicality in the insurance market. In addition, the insurance industry has been characterized by periods of intense price competition due to excessive underwriting capacity and periods of favorable premium levels due to shortages of capacity. Capacity could also be reduced by insurers failing or withdrawing from writing certain coverages that we offer our clients. Commission rates and premiums can change based on prevailing legislative, economic and competitive factors that affect insurance carriers and brokers. These factors, which are not within our control, include the capacity of insurance carriers to place new business, competition from other brokers or distribution channels, underwriting and non-underwriting profits of insurance carriers, consumer demand for insurance products, the availability of comparable products from other insurance carriers at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance products, to consumers. We cannot predict the timing or extent of future changes in commission rates or premiums or the effect any of these changes will have on our business, financial condition and results of operations.

Supplemental and contingent commissions we receive from insurance carriers are less predictable than standard commissions, and any decrease in the amount of these kinds of commissions we receive could adversely affect our results of operations.

Approximately three percent of our revenues consists of supplemental and contingent commissions we receive from insurance carriers. Supplemental and contingent commissions are paid by insurance carriers based upon the profitability, volume and/or growth of the business placed with such companies during the prior year. If, due to the current economic environment or for any other reason, we are unable to meet insurance carriers’ profitability, volume or growth thresholds, or insurance carriers increase their estimate of loss reserves (over which we have no control), actual supplemental and contingent commissions we receive could be less than anticipated, which could adversely affect our business, financial condition and results of operations.

If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to obtain payment from our clients or insurer trading partners of the amounts they owe us for the work we perform. As of December 31, 2020, our receivables for our commissions and fees were approximately $177.7 million, or approximately 17.5% of our total annual revenues, and portions of our receivables are increasingly concentrated in certain businesses and geographies.

Macroeconomic or political conditions could result in financial difficulties for our clients, which could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance or default on their payment obligations to us.

If our underwriting models contain errors or are otherwise ineffective, our reputation and relationships with insurance carriers, retail brokers and agents could be harmed.

Our ability to attract insurance carriers, retail brokers and agents to our MGUs, programs and binding authority operations is significantly dependent on our ability to effectively evaluate risks in accordance with insurer underwriting policies. Our business depends significantly on the accuracy and success of our underwriting model and the skill of our underwriters. To conduct this evaluation, we use proprietary underwriting models and third-party tools. If any of the models or tools that we use contain programming or other errors, are ineffective or the data provided by clients or third parties is incorrect or stale, or if we are unable to obtain accurate data from clients or third parties, our pricing and approval process could be negatively affected, resulting in potential violations of underwriting authority and loss of business. This could damage our reputation and relationships with insurance carriers, retail brokers and agents, which could harm our business, financial condition and results of operations.

Damage to our reputation could have a material adverse effect on our business.

Our ability to attract and retain clients, employees, investors, capital and insurer trading partners is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters could erode trust and confidence and damage our reputation among existing and potential clients which in turn could make it difficult for us to maintain existing clients and attract new ones. Damage to our reputation due to a failure to proactively communicate to stakeholders on changes in strategy and business plans could further affect the confidence of our clients, regulators, creditors, investors, insurer trading partners and other parties that are important to our business, having a material adverse effect on our business, ability to raise capital, financial condition, and results of operations.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to grow our business, particularly in new markets where we have limited brand recognition.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the Ryan brand is critical to growing our business, particularly in new markets where we have limited brand recognition. If we do not successfully build and maintain a strong brand, our business could be materially harmed. Maintaining and enhancing the quality of our brand may require us to make substantial investments in areas such as marketing, community relations, outreach and employee training. We actively engage in advertisements, targeted promotional mailings and email communications, and engage on a regular basis in public relations and sponsorship activities. These investments may be substantial and may fail to encompass the optimal range of traditional, online and social advertising media to achieve maximum exposure and benefit to the brand.

Our current market share may decrease as a result of disintermediation within the insurance industry, including increased competition from insurance companies, technology companies and the financial services industry, as well as the shift away from traditional insurance markets.

The insurance intermediary business is highly competitive and we actively compete with numerous firms for clients and insurance companies, many of which have relationships with insurance companies or have a significant presence in niche insurance markets that may give them an advantage over us. Other competitive concerns may include the quality of our products and services, our pricing and the ability of some of our clients to self-insure and the entrance of technology companies into the insurance intermediary business. A number of insurance companies are engaged in the direct sale of insurance, primarily to individuals, and do not pay commissions to agents and brokers. In addition, the financial services industry may experience further consolidation, and we therefore may experience increased competition from insurance companies and the financial services industry, as a growing number of larger financial institutions increasingly, and aggressively, offer a wider variety of financial services, including insurance intermediary services.

In addition, there has been an increase in alternative insurance markets, such as self-insurance, captives, risk retention groups, parametric insurance and non-insurance capital markets. While we collaborate and compete in these segments on a fee-for-service basis, we cannot be certain that such alternative markets will provide the same level of insurance coverage or profitability as traditional insurance markets.

Our results may be adversely affected by changes in the mode of compensation in the insurance industry.

In the past, state regulators have scrutinized the manner in which insurance brokers are compensated. For example, the Attorney General of the State of New York brought charges against members of the insurance brokerage community for anti-competitive practices. These actions have created uncertainty concerning long-standing methods of compensating insurance brokers. Given that the insurance brokerage industry has faced scrutiny from regulators in the past over its compensation practices, and the transparency and discourse to clients regarding brokers’ compensation, it is possible that regulators may choose to revisit the same or other practices in the future. If they do so, compliance with new regulations along with any sanctions that might be imposed for past practices deemed improper could have an adverse impact on our future results of operations and inflict significant reputational harm on our business.

Changes in our accounting estimates, assumptions or methodologies, or changes in accounting guidance generally, could adversely affect our results of operations or financial condition.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. Actual results could differ from these estimates, which could materially affect the consolidated financial statements. Future changes in accounting standards or accounting guidance generally could also have an adverse impact on our results of operations and financial condition.

We are subject to risks associated with the current interest rate environment and to the extent we incur debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

In July 2017, the head of the U.K. Financial Conduct Authority (“FCA”) announced the desire to phase out the use of the London Interbank Offer Rate (“LIBOR”) by the end of 2021. In addition, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee (“ARRC”), a steering committee comprising large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average (“SONIA”), an alternative reference rate that is based on transactions, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR. Any transition away from LIBOR to alternative reference rates is complex and could have a material adverse effect on our business, financial condition and results of operations, including as a result of any changes in the pricing of our debt, disputes and other actions regarding the interpretation of current and prospective loan documentation or modifications to processes and systems.

It remains unclear whether the cessation of the use of LIBOR will be delayed due to COVID-19 or what form any delay may take, and there are no assurances that there will be a delay. It is also unclear what the duration and severity of COVID-19 will be, and whether this will impact LIBOR transition planning. COVID-19 may also slow regulators’ and others’ efforts to develop and implement alternative reference rates, which could make LIBOR transition planning more difficult, particularly if the cessation of LIBOR is not delayed but an alternative reference rate does not emerge as industry standard. In anticipation of the cessation of LIBOR, we may need to renegotiate any credit agreements extending beyond 2021 that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established and we may also need to renegotiate the terms of our credit facilities. Any such renegotiations may have a material adverse effect on our business, financial condition and results of operations payable by us under our credit facilities.

As of December 31, 2020, the Company’s primary exposure is debt instruments referencing LIBOR-based rates which includes $1.65 billion in Term Loan debt. As such, any potential effect of any such event on our cost of capital, interest rate exposure and net investment income cannot yet be determined. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market value for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us and could have a material adverse effect on our business, financial condition and results of operations.

We are currently evaluating the transition from LIBOR as an interest rate benchmark to other potential alternative reference rates, including but not limited to the SOFR interest rate. We will continue to actively assess the related opportunities and risks associated with the transition and monitor related proposals and guidance published by ARRC and other alternative-rate initiatives, with an expectation that we will be prepared for a termination of LIBOR benchmarks after 2021.

Changes in interest rates and deterioration of credit quality could reduce the value of our cash balances and adversely affect our financial condition or results.

Operating funds available for corporate use were $313.0 million at December 31, 2020 and are reported in cash and cash equivalents. Funds held on behalf of clients and insurers were $701.0 million at December 31, 2020, are reported in fiduciary assets on the balance sheet, and are held in fiduciary bank accounts. We may experience reduced investment earnings on our cash and short-term investments of fiduciary and operating funds if the yields on investments deemed to be low risk remain at or near their current low levels or fall below their current levels, or if negative yields on deposits or investments are experienced, as have been experienced in certain jurisdictions in the EU. On the other hand, higher interest rates could result in a higher discount rate used by investors to value our future cash flows thereby resulting in a lower valuation of the Company. In addition, during times of stress in the banking industry, counterparty risk can quickly escalate, potentially resulting in substantial losses for us as a result of our cash or other investments with such counterparties, as well as substantial losses for our clients and the insurance companies with which we work.

We are exposed to risk of impairment of goodwill and intangibles; specifically, our goodwill may become impaired in the future.

As of December 31, 2020, we have $1.2 billion of goodwill recorded on our Consolidated Statements of Financial Position. We perform a goodwill impairment test on an annual basis and whenever events or changes in circumstances indicate that the carrying value of our goodwill may not be recoverable from estimated future cash flows. RSG reviews goodwill for impairment at the reporting unit level, which coincides with the operating business, Ryan Specialty. The determinations of impairment indicators and the fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. Such estimates and assumptions could change in the future as more information becomes available, which could impact the amounts reported and disclosed. We completed our most recent evaluation of impairment for goodwill as of October 1, 2020 and determined that the fair value of goodwill is not less than its carrying value. We will also consider qualitative and quantitative developments between the date of the goodwill impairment review, October 1, and December 31 to determine if an impairment may be present. A significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate or slower growth rates could result in the need to perform an additional impairment analysis prior to the next annual goodwill impairment test. If we were to conclude that a future impairment of our goodwill is necessary, we would then record the appropriate charge, which could result in material charges that are adverse to our operating results and financial position. For additional discussion, see “Note 2—Summary of Significant Accounting Policies” and “Note 8—Goodwill and Other Intangible Assets” to the consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2020, we have $604.8 million of amortizable intangible assets, primarily consisting of customer relationship intangibles acquired in connection with the All Risks Acquisition. The carrying value of these intangible assets is periodically reviewed by management to determine if there are events or changes in circumstances that would indicate that the carrying amount may not be recoverable. Accordingly, if there are any such circumstances that occur during the year, we assess the carrying value of our amortizable intangible assets by considering the estimated future undiscounted cash flows generated by the corresponding business or asset group. Any impairment identified through this assessment may require that the carrying value of related amortizable intangible assets be adjusted; however, no impairments were recorded for the year ended December 31, 2020.

The COVID-19 pandemic and the resulting governmental and societal responses, the severity and duration of the pandemic, and the resulting impact on the U.S. economy and the global economy, may materially and adversely affect the Company’s business, liquidity, clients, insurance carriers, other trading partners and third parties.

In December 2019, a novel strain of coronavirus, COVID-19, surfaced. Since then, COVID-19 has spread across the world, and has been declared a pandemic by the World Health Organization. The global outbreak of COVID-19 continues to rapidly evolve. The COVID-19 pandemic has created significant volatility, uncertainty and economic disruption, which could adversely affect our business and may materially and adversely affect our financial condition, results of operations and cash flows. The potential new strains of COVID-19 being discovered and the logistics of vaccine distribution have resulted in the reimposition of certain restrictions and may lead to other restrictions being implemented in response to efforts to reduce the spread of COVID-19. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the ultimate geographic spread and severity of COVID-19; the duration of the pandemic; business closures, travel restrictions, social distancing and other actions taken to contain and treat COVID-19; responses by departments of insurance, other regulators, legislators and court decisions addressing the insurance market; the effectiveness of vaccines and therapies and other actions taken to contain and treat the virus; the impact of the pandemic on economic activity; the extent and duration of the effect on client demand and buying patterns; the emergence of new strains of the virus and any future resurgences of COVID-19 or variant strains; and any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions. In addition, if the pandemic continues to create disruptions or turmoil in the credit or financial markets, or impacts our credit ratings, it could adversely affect our ability to access capital on favorable terms and continue to meet our liquidity needs, all of which are highly uncertain and cannot be predicted.

As the COVID-19 pandemic and any associated protective or preventative measures continue to spread in the United States and around the world, we may experience disruptions to our business, including:

•	our clients choosing to limit purchases of insurance and services due to declining business conditions;

•

our clients ceasing their business operations on a temporary or permanent basis, and a reduction in our clients’ insurable exposure units, all of which would inhibit our ability to generate commission revenue and other revenue;

•	a delay in cash payments to us from clients or retail brokers, agents or insurance carrier trading partners due to COVID-19, which could negatively impact our financial condition;

•	laws or regulations providing premium relief to insureds, which could result in a non-payment by a direct or indirect client for which we become responsible;

•	travel restrictions and quarantines leading to a lack of in-person meetings, which would hinder our ability to establish relationships or originate new business;

•	alternative working arrangements, including teammates working remotely, which could negatively impact our business should such arrangements remain for an extended period of time; and

•

failure of third parties upon which we rely to meet their obligations to us, or significant disruptions in their ability to meet those obligations in a timely manner, which may be caused by their own financial or operational difficulties.

We cannot predict the impact that COVID-19 will have on our clients, retail brokers, agents, insurance carriers, suppliers, trading partners and other third-party contractors, and each of their financial conditions; however, any material effect on these parties could adversely impact us. Even after the COVID-19 outbreak has subsided, we may experience materially adverse impacts to our business as a result of the virus’ global economic impact. Further, COVID-19 may affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations.

Additionally, COVID-19 could negatively affect our internal controls over financial reporting as most of our workforce is required to work from home and therefore new processes, procedures, and controls could be required to respond to changes in our business environment. Further, should any key employees become ill from the coronavirus and unable to work, the attention of the management team could be diverted. Our management is focused on mitigating the effects of COVID-19, which has required, and will continue to require, a large investment of time and resources across our business.

To mitigate the economic impact caused by COVID-19, certain governmental entities have declared or proposed a “grace period” on the collection of insurance premiums. It is unclear the impact this would have on our commission revenues, typically calculated as a percentage of premium. It is possible that such grace periods could delay our receipt of revenues as we continue to incur compensation and operating expenses related to serving our clients. In addition, certain governmental entities have proposed requiring underwriting enterprises to pay business interruption and workers’ compensation claims for COVID-19 losses despite applicable policy exclusions and other objections to coverage as raised by insurers. Retroactively expanding business interruption or other coverages could materially negatively affect underwriting enterprises, reduce the availability of insurance coverage, and negatively affect our ability to generate commission revenues from such policies as well as supplemental and contingent commissions from underwriting enterprises. Other regulations and legislation would require underwriting enterprises to return premiums to clients on certain lines of coverage. While it is unclear the impact such regulations and legislation would have on us, it is possible we could be asked to disgorge commission revenues related to such premiums.

As COVID-19 vaccines are becoming available and being distributed, and office operations resume and/or return to pre-pandemic status, new potential legal liabilities are created regarding workplace safety and employee rights.

These and other disruptions related to COVID-19 could materially and adversely affect our business, financial condition, results of operations and cash flows. Further, the potential effects of COVID-19 also could impact many of our risk factors disclosed elsewhere in this prospectus. However, as the COVID-19 situation is unprecedented and continuously evolving, the potential impacts to our risk factors that are further described elsewhere in this prospectus remain uncertain.

If we cannot maintain our corporate culture as we grow, our business may be harmed.

We believe that our corporate culture, including our management philosophy, has been a critical component to our success and that our culture creates an environment that drives and perpetuates our overall business strategy. We have invested substantial time and resources in building our team and we expect to continue to hire aggressively as we expand in both the United States and internationally. As we grow and mature as a public company and grow internationally, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve and, if achieved, maintain profitability.

We have experienced significant revenue growth in recent periods. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	price our products effectively so that we are able to attract and retain clients without compromising our profitability;

•	attract new clients, successfully deploy and implement our products, obtain client renewals and provide our clients with excellent client support;

•	increase our network of insurer trading partners;

•	adequately expand, train, integrate and retain our wholesale brokers and underwriters and other new employees, and maintain or increase our sales force’s productivity;

•	enhance our information, training and communication systems to ensure that our employees are well coordinated and can effectively communicate with each other and clients;

•	improve our internal control over financial reporting and disclosure controls and procedures to ensure timely and accurate reporting of our operational and financial results;

•	successfully create new distribution channels;

•	successfully introduce new products and enhance existing products;

•	successfully introduce our products to new markets inside and outside of the United States;

•	successfully compete against larger companies and new market entrants; and

•	increase awareness of our brand.

We may not successfully accomplish any of these objectives and, in particular, COVID-19 may impact our ability to successfully accomplish any of the above, and as a result, it is difficult for us to forecast our future results of operations. Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for any number of reasons, including those outlined above. We also expect our operating expenses to increase in future periods, particularly as we continue to invest in research and development and technology infrastructure, and expand our operations internationally as we begin to operate as a public company. If our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.

As we expand our business, it is important that we continue to maintain a high level of client service and satisfaction. If we are not able to continue to provide high levels of client service, our reputation, as well as our business, results of operations and financial condition, could be adversely affected.

We may lose clients or business as a result of consolidation within the retail insurance brokerage industry.

We derive a substantial portion of our business from our relationships with retail insurance brokerage firms. There has been considerable consolidation in the retail insurance brokerage industry, driven primarily by the acquisition of small and mid-size retail insurance brokerage firms by larger brokerage firms, financial institutions or other organizations. We expect this trend to continue. As a result, we may lose all or a substantial portion of the business we obtain from retail insurance brokerage firms that are acquired by other firms who have their own wholesale insurance brokerage operations or established relationships with other wholesale insurance brokerage firms. To date, our business has not been materially affected by consolidation among retail insurance brokers. However, we cannot be assured that we will not be affected by industry consolidation that occurs in the future, particularly if any of our significant retail insurance brokerage clients are acquired by retail insurance brokers with their own wholesale insurance brokerage operations.

If any of our MGA or MGU programs are terminated or changed, our business and operating results could be harmed.

In our Underwriting Management Specialty, we act as an MGA or an MGU for insurance carriers that have given us authority to underwrite and bind coverage on their behalf. Our Underwriting Management Specialty generated 21% and 20% of our consolidated total net commissions and fees for 2020 and 2019, respectively. Our MGU programs are governed by contracts between us and the insurance carriers. These contracts establish, among other things, the underwriting and pricing guidelines for the program, the scope of our authority and our commission rates for policies that we underwrite under the program. These contracts typically can be terminated by the insurance carrier with very little advance notice. Moreover, upon expiration of the contract term, insurance carriers may request changes in the terms of the program, including the amount of commissions we receive, which could reduce our revenues from the program. The termination of any of our MGU programs, or a change in the terms of any of these programs, could harm our business and operating results. We cannot be assured that lost insurance capacity can be replaced or that other MGU programs will not be terminated or modified in the future. Moreover, we cannot be assured that we will be able to replace any of our MGU programs that are terminated with a similar program with other insurance carriers.

In connection with our acquisition and new business strategy, we plan to continue to make acquisitions and we face risks associated with the evaluation of potential acquisitions and the integration of acquired businesses as well as introduction of new products, lines of business and markets.

As part of our business strategy, we have made and intend to continue to make acquisitions, including acquisitions in lines of business that are natural adjacencies. The success of our acquisition strategy is dependent upon our ability to identify appropriate acquisition targets, negotiate transactions on favorable terms, complete transactions, and successfully integrate them into our existing businesses.

If acquisitions are made, we may not realize the anticipated benefits of such acquisitions, including, but not limited to, revenue growth, operational efficiencies, or expected synergies, which includes our All Risks Acquisition.

Many of the businesses that we have acquired or may acquire have unaudited historical financial statements that have been, or will be, prepared by the management of such companies and have not been, or will not be, independently reviewed or audited. We cannot assure you that the financial statements of companies we have acquired or may acquire would not, or will not, be materially different if such statements were independently reviewed or audited. If such statements were to be materially different, the tangible and intangible assets we acquire may be more susceptible to impairment charges, which could have a material adverse effect on us.

In addition, many of the businesses that we acquire and develop will likely have smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining, or revising our systems and operational practices, enlarging the scale and scope of the businesses, and integrating the new business into our culture and operations, our business may be adversely affected.

From time to time, either through acquisitions or internal development, we enter new distribution channels, lines of business or offer new products and services within existing lines of business. These new distribution channels, lines of business or new products and services present additional risks, particularly in instances where the markets are not fully developed. Such risks include the investment of significant time and resources to recruit, hire and retain personnel and develop the products, the risks involved with the management of the integration process and development of new processes and systems to accommodate complex programs, and the risk of financial guarantees and additional liabilities associated with these efforts.

Failure to manage these risks arising from acquisitions or development of new businesses could materially and adversely affect our business, results of operations, and financial condition.

Our growth strategy may involve opening new offices, entering new product lines or establishing new distribution channels, and will involve hiring new brokers and underwriters, which will require substantial investment by us and may adversely affect our results of operations and cash flows in a particular period.

Our ability to grow organically depends in part on our ability to open new offices, enter new product lines, establish new distribution channels and recruit new wholesale brokers and underwriters. We can provide no assurances that we will be successful in any efforts to open new offices, develop de novo product lines, establish new distribution channels or hire new wholesale brokers or underwriters. The costs of opening a new office, entering a new product line, establishing a new distribution channel and hiring the necessary personnel to staff the office can be substantial, and we often are required to commit to multi-year, non-cancellable lease agreements. The cost of investing in new offices, brokers and underwriters may affect our results of operations and cash flows in a particular period. Moreover, we cannot assure you that we will be able to recover our investment in new offices, brokers or underwriters or that these offices, brokers and underwriters will achieve profitability.

Since January 2020, we have added 26 new offices, largely through the All Risks Acquisition, and hired 1,214 new employees through year-end, and 840 (69%) of those employees joined through acquisition, predominantly the All Risks Acquisition. Although we do not currently have any specific plans to open new offices over the next 12 months, we do expect to open one or more new offices on account of our growth or acquisitions in the future.

Our business performance and growth plans could be negatively affected if we are not able to gain internal efficiencies through the application of technology or effectively apply technology in driving value for our clients through innovation and technology-based solutions. Conversely, investments in internal systems or innovative product offerings may fail to yield sufficient return to cover their investments and the attention of the management team could be diverted.

Our success depends, in part, on our ability to develop and implement technology-based solutions that anticipate or keep pace with rapid and continuing changes in technology, industry standards, and client preferences. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis. The effort to gain technological expertise, develop new technologies in our business, keep pace with insurtech, and achieve internal efficiencies through technology require us to incur significant expenses and attract talent with the necessary skills. There is no assurance that our technological investments in internal systems and digital distribution platforms will achieve the intended efficiencies, and such unrealized savings or benefits could affect our results of operations. Additionally, if we cannot offer new technologies as quickly as our competitors, if our competitors develop more cost-effective technologies, or if our ideas are not accepted in the marketplace, it could have a material adverse effect on our ability to obtain and complete client engagements. For example, we have invested significantly in The Connector. Our competitors are developing competing online platforms, and their success in this space may impact our ability to differentiate our services to our clients through the use of novel technological solutions. Innovations in software, cloud computing, or other technologies that alter how our services are delivered could significantly undermine our investment in this business if we are slow to innovate or unable to take advantage of these developments.

We are continually developing and investing in innovative and novel service offerings that we believe will address needs that we identify in the markets. Nevertheless, for those efforts to produce meaningful value, we are reliant on a number of other factors, some of which are outside of our control. For example, starting each de novo MGU or insurance program takes a certain amount of investment before we are able to secure carriers to support the underwriting, which is a precursor to entering the marketplace. Even after securing carriers, we may not be able to compete effectively with other products in the marketplace on pricing, terms and conditions in order to be successful. The development and implementation of these offerings also may divert the attention of our management team.

We rely on data from our clients and third parties for pricing and underwriting our insurance policies, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.

We use data, technology and intellectual property licensed from unaffiliated third parties in certain of our products, including insurance industry proprietary information that we license from third parties, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. Also, should any third party refuse to license its proprietary information to us on the same terms that it offers to our competitors, we could be placed at a significant competitive disadvantage.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.

We face a variety of risks in our third-party claims administration operations and claims advocacy functions that are distinct from those we face in our insurance intermediary operations.

Our third-party claims administration operations and claims advocacy functions (which represent a de minimis percentage of revenue) face a variety of risks distinct from those faced by our insurance intermediary operations, including the risks that:

•

the favorable trend among both insurance companies and self-insured entities toward outsourcing various types of claims administration and risk management services may reverse or slow, causing our revenues or revenue growth to decline;

•	contracting terms will become less favorable or the margins on our services may decrease due to increased competition, regulatory constraints, or other developments;

•	our claims administration revenue is impacted by volumes, which are dependent upon a number of factors and difficult to forecast accurately;

•	economic weakness or a slowdown in economic activity could lead to a reduction in the number of claims we process;

•	we may be unable to obtain licenses necessary for expansion into additional jurisdictions;

•

we may be unable to develop further efficiencies in our claims-handling and administration services and may be unable to obtain or retain certain clients if we fail to make adequate improvements in technology or operations;

•	insurance companies or certain large self-insured entities may create in-house servicing capabilities that compete with our services; and

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providing claims handling, administration and advocacy services exposes us to claims from our clients, lawsuits from policyholders dissatisfied with the outcome of a claim adjustment or settlement and risks associated with handling client funds for purposes of making claims and claims expense payments.

If any of these risks materialize, our results of operations and financial condition could be adversely affected.

Our premium finance referral business is exposed to some of the economic risks of premium finance companies, including a higher risk of delinquency or collection, and could expose us to losses.

We assist in the placement of premium finance solutions through Stetson Insurance Funding, LLC (“Stetson”), an entity licensed to refer premium financing arrangements, for the payment of premiums due on insurance coverage. While we are licensed to originate loans, at present we exclusively distribute on behalf of third-party capital providers. As of December 31, 2020, we had no insurance premium finance loans outstanding. Nonetheless, as a participant in the placement of premium financing, Stetson is dependent upon the success of the companies to which we make referrals. Insurance premium finance arrangements involve a different, and possibly higher, risk of delinquency or collection than our other operations because these loans are originated, and many times funded, through relationships with unaffiliated insurance retail brokers and agent. If our referrals default on premium finance arrangements at a rate which is found to be unacceptable, premium finance companies might in the future refuse to accept referrals from us.

The reinsurance industry is highly competitive and cyclical and certain subsidiaries and entities in which we have invested may not be able to compete effectively in the future.

The reinsurance industry is highly competitive and has historically been cyclical. Through our investment in Geneva Re, Ltd. (“Geneva Re”), we compete with numerous reinsurance companies throughout the world. Many of these competitors may have greater financial, marketing and management resources available to them, including greater revenue and scale, have established long-term and continuing business relationships throughout the reinsurance industry and may have higher financial strength ratings, which can be a significant competitive advantage for them.

Soft market conditions could lead to a significant reduction in reinsurance premium rates and less favorable contract terms which could negatively affect the return on our investment in Geneva Re and the commissions earned by Ryan Re. The supply of reinsurance is also related to the level of reinsured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of return earned in the reinsurance industry. As a result, the reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excess underwriting capacity as well as periods when shortages of capacity permitted improvements in reinsurance rate levels and terms and conditions.

In recent years, the persistent low interest rate environment and ease of entry into the reinsurance sector has led to increased competition from non-traditional sources of capital, such as insurance-linked funds or collateralized special purpose insurers, predominantly in the property catastrophe excess reinsurance market. This alternative capital provides collateralized property catastrophe protection in the form of catastrophe bonds, parametric reinsurance, industry loss warranties and other risk-linked products that facilitate the ability of non-reinsurance entities, such as hedge funds and pension funds, to compete for property catastrophe excess reinsurance business outside of the traditional treaty market. This alternative capacity is also expanding into lines of business other than property catastrophe reinsurance.

The occurrence of natural or man-made disasters could result in declines in business and increases in claims that could adversely affect our financial condition, results of operations and cash flows.

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, fires, floods, landslides, tornadoes, typhoons, tsunamis, hailstorms, explosions, climate events or weather patterns and pandemic health events, as well as man-made disasters, including acts of terrorism, military actions, cyberterrorism, explosions and biological, chemical or radiological events. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas. They could also result in reduced underwriting capacity of our insurance carriers, making it more difficult for our agents to place business. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. Any increases in loss ratios due to natural or man-made disasters could impact our supplemental or contingent commissions, which are primarily driven by growth and profitability metrics. A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. Finally, a natural or man-made disaster could increase the incidence or severity of E&O claims against us.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Our operations are dependent upon our ability to protect our personnel, offices and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. Should we experience a local or regional disaster or other business continuity problem, such as a security incident or attack, a natural disaster, climate event, terrorist attack, civil unrest, pandemic, power loss, telecommunications failure, or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel and office facilities, and the proper functioning of computer systems, telecommunications, and other related systems and operations. In events like these, while our operational size, the multiple locations from which we operate, and our existing backup systems provide us with some degree of flexibility, we still can experience near-term operational challenges in particular areas of our operations. We could potentially lose access to key executives, personnel or client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario. A disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships, or legal liability. We have certain disaster recovery procedures in place and insurance to protect against such contingencies. However, such procedures may not be effective and any insurance or recovery procedures may not continue to be available at reasonable prices and may not address all such losses.

The economic and political conditions of the countries and regions in which we operate could have an adverse impact on our business, financial condition, operating results, liquidity, and prospects for growth.

Our operations in countries undergoing political change or experiencing economic instability are subject to uncertainty and risks that could materially adversely affect our business. These risks include the possibility we would be subject to, unstable governments and economies, and potential governmental actions affecting the flow of goods, services, and currency.

Furthermore, the U.K.’s withdrawal from the EU (“Brexit”) has created uncertainty about the future relationship between the U.K. and the EU, including the operations and structure of the specialist insurance market, Lloyd’s. As the U.K. and EU continue to navigate a post-Brexit environment, we are uncertain about the evolving agreements they will reach on topics such as financial laws and regulations, tax and free trade, immigration, and employment. We have operations and a workforce in the U.K. that enjoyed certain benefits based on the U.K.’s membership in the EU. The remaining lack of clarity about Brexit and the future U.K. laws and regulations creates uncertainty for us as the ultimate outcome of these ongoing negotiations may affect our business and operations. We may be required to incur additional expense as we adapt to the political and regulatory environment post-Brexit. This may include legal entity structure changes or adjusting the way we engage with some of our European and U.K. clients. While we have implemented plans and adapted to the current post-Brexit environment, we continue to examine various impacts to our business and operating models in an effort to develop solutions to address any of the potential outcomes of the negotiations, so our organization can continue to provide our clients with the services and expertise they require. We also cannot be certain that regulators in other EU countries will continue to grant us the permissions or licenses we seek to operate our business in those countries. We have and will continue to invest time and resources as we navigate the effects of Brexit, and the uncertainty related thereto, on our business and operations. The uncertainty surrounding Brexit not only potentially affects our business in the U.K. and the EU, but may have a material adverse effect on global economic conditions and the stability of global financial markets, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We could incur substantial losses from our cash and investment accounts if one of the financial institutions that we use fails or is taken over by the U.S. Federal Deposit Insurance Corporation (“FDIC”).

We maintain cash and investment balances, including restricted cash held in premium trust accounts, at numerous depository institutions in amounts that are significantly in excess of the limits insured by the FDIC. If one or more of the depository institutions with which we maintain significant cash balances were to fail or be taken over by the FDIC, our ability to access these funds might be temporarily or permanently limited, and we could face material liquidity problems and potential material financial losses.

Our offices are geographically dispersed across the United States, the United Kingdom, Canada and Europe, and we may not be able to respond quickly to operational or financial problems or promote the desired level of cooperation and interaction among our offices, which could harm our business and operating results.

At December 31, 2020, we had 104 offices across the United States, the United Kingdom, Canada and Europe. Some of these offices are under the day-to-day management of individuals who previously owned acquired businesses or played a key role in the development of an office. These individuals may not report negative developments that occur in their businesses to management on a timely basis because of, among other things, the potential damage to their reputation, the risk that they may lose all or some of their operational control, or the risk that they may be personally liable to us under the indemnification provisions of the agreements pursuant to which their businesses were acquired. Moreover, there can be no assurances that management will be able independently to detect adverse developments that occur in particular offices. We review the performance of our offices on a monthly basis, maintain frequent contact with all of our offices and work with our offices on an annual basis to prepare a detailed operating budget for revenue production by office. Although we believe that these and other measures have allowed us generally to detect and address known operational issues that might have a material effect on our operating results, they may not detect all issues in time to permit us to take appropriate corrective action. Our business and operating results may be harmed if our management does not become aware, on a timely basis, of negative business developments, such as the possible loss of an important client, threatened litigation or regulatory action, or other developments.

In addition, our ability to grow organically will require the cooperation of the individuals who manage our offices. We cannot assure you that these individuals will cooperate with our efforts to improve the operating results in offices for which they are not directly responsible. Our dispersed operations may impede our integration efforts and organic growth, which could harm our business and operating results.

We rely on third parties to perform key functions of our business operations enabling our provision of services to our clients. These third parties may act in ways that could harm our business.

We rely on third parties, and in some cases subcontractors, to provide services, data and information such as technology, information security, funds transfers, data processing, support functions and administration that are critical to the operations of our business. These third parties include correspondents, agents and other brokerage and intermediaries, insurance markets, data providers, plan trustees, payroll service providers, benefits administrators, software and system vendors, health plan providers, and providers of human resources, among others. As we do not fully control the actions of these third parties, we are subject to the risk that their decisions, actions, or inactions may adversely impact us, and replacing these service providers could create significant delay and expense. A failure by third parties to comply with service-level agreements or regulatory or legal requirements in a high-quality and timely manner, particularly during periods of our peak demand for their services, could result in economic and reputational harm to us. In addition, we face risks as we transition from in-house functions to third-party support functions and providers that there may be disruptions in service or other unintended results that may adversely affect our business operations. These third parties face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee or company information, could cause harm to our business and reputation. An interruption in or the cessation of service by any service provider as a result of systems failures, cybersecurity incidents, capacity constraints, financial difficulties, or for any other reason could disrupt our operations, impact our ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from clients or employees, damage to our reputation, and harm to our business.

Our global operations expose us to various international risks that could adversely affect our business.

Our operations are conducted in numerous countries in North America, the U.K. and Europe as of December 30, 2020. Accordingly, we are subject to regulatory, legal, economic and market risks associated with operating in, and sourcing from, foreign countries, including the potential for:

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difficulties in staffing and managing our foreign offices, including due to unexpected wage inflation or job turnover, and the increased travel, infrastructure, and legal and compliance costs and risks associated with multiple international locations;

•	hyperinflation in certain foreign countries;

•	extensive and conflicting regulations in the countries in which we do business;

•	imposition of investment requirements or other restrictions by foreign governments;

•	longer payment cycles;

•	greater difficulties in collecting accounts receivable;

•	insufficient demand for our services in foreign jurisdictions;

•	our ability to execute effective and efficient cross-border sourcing of services on behalf of our clients;

•	the reliance on or use of third parties to perform services on our behalf;

•	disparate tax regimes;

•	restrictions on the import and export of technologies; and

•	trade barriers.

Our non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business.

Approximately 3% of our revenues for the year ended December 31, 2020 were generated outside of the United States. We are subject to exchange rate movement because we must translate the financial results from our foreign operations into U.S. dollars. Exchange rate movements may change over time, and they could have an adverse impact on our financial results and cash flows reported in U.S. dollars. Our U.S. operations earn revenue and incur expenses primarily in U.S. dollars. Due to fluctuations in foreign exchange rates, we are subject to economic exposure as well as currency translation exposure on the net operating results of our operations. Because our non-U.S. based revenue is exposed to foreign exchange fluctuations, exchange rate movement can have an impact on our business, financial condition, results of operations and cash flow. For additional discussion, see “Quantitative and Qualitative Disclosures about Market Risk” in our consolidated financial statements included elsewhere in this prospectus.

Risks Related to Legal and Regulatory Requirements

Our businesses are subject to governmental regulation, which could reduce our profitability, limit our growth, or increase competition.

Our businesses are subject to legal and regulatory oversight throughout the world, including U.S. state regulators, the U.K. Companies Act and the rules and regulations promulgated by the FCA, the Foreign Corrupt Practices Act (the “FCPA”), the Bribery Act of 2010 in the U.K. (the “U.K. Bribery Act”), and a variety of other laws, rules and regulations addressing, among other things, licensing, data privacy and protection, anti-money laundering, wage and hour standards, employment and labor relations, anti-competition, and anticorruption. This legal and regulatory oversight could reduce our profitability or limit our growth by: increasing the costs of legal and regulatory compliance; limiting or restricting the products or services we sell, the markets we serve or enter, the methods by which we sell our products and services, the prices we can charge for our services, or the form of compensation we can accept from our clients, carriers and third parties; or by subjecting our businesses to the possibility of legal and regulatory actions or proceedings.

Changes in the regulatory scheme, or even changes in how existing regulations are interpreted, could have an adverse impact on our results of operations by limiting revenue streams or increasing costs of compliance. For instance, The General Data Protection Regulation (the “GDPR”), effective in May 2018, creates a range of new compliance obligations, increases financial penalties for noncompliance, and extends the scope of the EU data protection law to all companies processing data of EU residents, wherever the company’s location. Complying with the GDPR will cause us to incur operational costs and may require us to change our business practices. Accordingly, we may have a license revoked or be unable to obtain new licenses and therefore be precluded or temporarily suspended from carrying on or developing some or all of our activities or otherwise fined or penalized in a given jurisdiction. Following the implementation of the GDPR, other jurisdictions have sought to amend, or propose legislation to amend, their existing data protection laws to align with the requirements of the GDPR with the aim of obtaining an adequate level of data protection to facilitate the transfer of personal data to most jurisdictions from the EU. Accordingly, the challenges we face in the EU will likely also apply to other jurisdictions that adopt laws similar to the GDPR or regulatory frameworks of equivalent complexity.

In the United States, the California Consumer Privacy Act (the “CCPA”) came into effect in January 2020 and introduced several new concepts to local privacy requirements, including increased transparency and rights such as access and deletion and an ability to opt out of the “sale” of personal information. Following the passage of the CCPA, multiple other U.S. states have introduced similar bills, some more comprehensive than the CCPA. There is also continued legislative interest in passing a federal privacy law. In addition to data protection laws, countries and states in the United States are enacting cybersecurity laws and regulations. For example, the New York State Department of Financial Services issued in 2017 cybersecurity regulations which imposed an array of detailed security measures on covered entities. These requirements were phased in and the last of them came into effect on March 1, 2019. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations.

Our acquisitions of new businesses and our continued operational changes and entry into new jurisdictions and new service offerings increase our legal and regulatory compliance complexity, as well as the type of governmental oversight to which we may be subject.

Our continuing ability to provide insurance broking and underwriting services in the jurisdictions in which we operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Also, we can be affected indirectly by the governmental regulation and supervision of insurance companies. For instance, if we are providing our managing general underwriting services for an insurer, we may have to contend with regulations affecting our clients.

Our business is subject to risks related to legal proceedings and governmental inquiries.

We are subject to litigation, regulatory and other governmental investigations and claims arising in the ordinary course of our business operations. The risks associated with these matters often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. While we have insurance coverage for some of these potential claims, others may not be covered by insurance, insurers may dispute coverage, or any ultimate liabilities may exceed our coverage. We may be subject to actions and claims relating to the sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, our trading partners may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such actions cannot be predicted and such claims or actions could have a material adverse effect on our business, financial condition and results of operations.

We must comply with and are affected by various laws and regulations, as well as regulatory and other governmental investigations, that impact our operating costs, profit margins and our internal organization and operation of our business. The insurance industry has been subject to a significant level of scrutiny by various regulatory and governmental bodies, including state attorneys general offices and state departments of insurance, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of supplemental and contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, the collection of broker fees, which we define as fees separate from commissions charged directly to clients for efforts performed in the issuance of new insurance policies, bid rigging and related matters. From time to time, our subsidiaries receive informational requests from governmental authorities.

There have been a number of revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed, or could impose, additional obligations on us with respect to our products sold. Some insurance companies have agreed with regulatory authorities to end the payment of supplemental or contingent commissions on insurance products, which could impact our commissions that are based on the volume, consistency and profitability of business generated by us.

In the past, state regulators have scrutinized the manner in which insurance brokers are compensated. For example, the Attorney General of the State of New York brought charges against members of the insurance brokerage community for anti-competitive practices. These actions have created uncertainty concerning long-standing methods of compensating insurance brokers. Given that the insurance brokerage industry has faced scrutiny from regulators in the past over its compensation practices, and the transparency and discourse to clients regarding brokers’ compensation, it is possible that regulators may choose to revisit the same or other practices in the future. If they do so, compliance with new regulations along with any sanctions that might be imposed for past practices deemed improper could have an adverse impact on our future results of operations and inflict significant reputational harm on our business.

We cannot predict the impact that any new laws, rules or regulations may have on our business, financial condition and results of operations. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Regulators may raise issues during investigations, examinations or audits that could, if determined adversely, have a material impact on us. The interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact. We could also be materially adversely affected by any new industry-wide regulations or practices that may result from these proceedings.

Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. Regardless of final costs, these matters could have a material adverse effect on us by exposing us to negative publicity, reputational damage, harm to client relationships or diversion of personnel and management resources.

We are subject to a number of, or may become subject to, E&O claims as well as other contingencies and legal proceedings which, if resolved unfavorably to us, could have an adverse effect on our results of operations.

We assist our clients with various matters, including placing insurance, advocating with respect to claims and handling related claims. E&O claims against us may result in potential liability for damages arising from these services. E&O claims could include, for example, the failure of our employees or sub-agents, whether negligently or intentionally, to place coverage correctly or notify carriers of claims on behalf of clients, or to provide insurance carriers with complete and accurate information relating to the risks being insured. In addition, we are subject to other types of claims, litigation and proceedings in the ordinary course of business, which along with E&O claimants may seek damages, including punitive damages, in amounts that could, if awarded, have a material adverse impact on our financial position, earnings and cash flows. In addition to potential liability for monetary damages, such claims or outcomes could harm our reputation or divert management resources away from operating our business.

We have historically purchased, and continue to purchase, insurance to cover E&O claims to provide protection against certain losses that arise in such matters. As of December 31, 2020, our E&O insurance policy tower has a $100,000,000 limit per occurrence and in the aggregate, and we are responsible for paying a self-insured retention of up to $2,500,000 per claim. If we exhaust or materially deplete our coverage under our E&O policy, it would have a significant adverse financial impact. Accruals for these exposures, when applicable, have been recorded to the extent that losses are deemed probable and are reasonably estimable. These accruals are adjusted from time to time as developments warrant, and may also be adversely affected by disputes we may have with our insurers over coverage.

Our handling of client funds and surplus lines taxes exposes us to complex fiduciary regulations.

We collect premiums from insureds and, after deducting our commissions and fees, remit the premiums to insurers. We also collect claims or refunds from insurers on behalf of insureds, which are remitted to those insureds. We also collect surplus line taxes for remittance to state taxing authorities. Consequently, at any given time, we may hold funds of our clients, insurer trading partners and taxes, and we are subject to various laws and regulations governing the holding, management, and investing of these client and tax funds. Any loss, theft or misappropriation of these funds, caused by employee or third-party fraud, execution of unauthorized transactions, errors relating to transaction processing, or other events could subject us, in addition to claims brought forth by insureds, insurers and insurance intermediaries, to fines, penalties and reputational risk as a result of fiduciary breach and adversely affect our results of operations.

While we are in possession of client, insurer trading partner and tax funds, we may invest those funds in certain short-term high-quality securities, such as AAA-rated money market funds as rated by Moody’s. We could experience significant losses if those securities decline in value for any reason. Additionally, if the institution with which they are held experiences any illiquidity or insolvency event, we may not be able to access client funds timely, if at all, which could significantly affect our results of operations and financial condition and expose us to additional legal and regulatory fines or sanctions.

Our company’s regulatory oversight generally also includes licensing of insurance brokers and agents, managing general agency or general underwriting operations, and the regulation of the handling and investment of client, insurer trading partner and tax funds held in a fiduciary capacity.

Changes in tax laws or regulations that are applied adversely to us or our clients may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, U.S. federal tax legislation enacted in 2017, informally entitled the Tax Cuts and Jobs Act (the “Tax Act”), enacted many significant changes to the U.S. tax laws. Future guidance from the U.S. Internal Revenue Service (the “IRS”) and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, legislation enacted on March 27, 2020, entitled the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Proposed tort reform legislation, if enacted, could decrease demand for casualty insurance, thereby reducing our commission revenues.

Legislation concerning tort reform has been considered, from time to time, in the United States Congress and in several state legislatures. Among the provisions considered in such legislation have been limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits. Enactment of these or similar provisions by Congress, or by states in which we sell insurance, could reduce the demand for casualty insurance policies or lead to a decrease in policy limits of such policies sold, thereby reducing our commission revenues.

Regulations affecting insurance carriers with whom we place business affect how we conduct our operations.

Insurers are also regulated by state insurance departments for solvency issues and are subject to reserve requirements. We cannot guarantee that all insurance carriers with which we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurers, diverting management resources away from operating our business.

Risks Related to Our Intellectual Property and Cybersecurity

We rely on the efficient, uninterrupted, and secure operation of complex information technology systems and networks to operate our business. Any significant system or network disruption due to a breach in the security of our information technology systems could have a negative impact on our reputation, regulatory compliance status, operations, sales and operating results.

While we manage some of these systems and some are outsourced to third parties, all information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including but not limited to cyberattacks, malware, security breaches, unauthorized access or improper actions by insiders or employees. We are at risk of attack by a growing list of adversaries through increasingly sophisticated methods of attack. Because the techniques used to infiltrate or sabotage systems change frequently, we may be unable to anticipate these techniques or implement adequate preventative measures. If we are unable to maintain and upgrade our system safeguards, we may incur unexpected costs and certain aspects of our systems may become more vulnerable to unauthorized access. While we select our clients and third-party vendors carefully, cyberattacks and security breaches at a client or vendor could adversely affect our ability to deliver products and services to its customers and otherwise conduct its business and could put our systems at risk. Additionally, we are an acquisitive organization and the process of integrating the information systems of the businesses we acquire is complex and exposes us to additional risk as we might not adequately identify weaknesses in the targets’ information systems, which could expose us to unexpected liabilities or make our own systems more vulnerable to attack. These types of incidents affecting us, our clients, or our third-party vendors could result in intellectual property or other confidential information being lost or stolen, including client, employee or company data. In addition, we may not be able to detect breaches in our information technology systems or assess the severity or impact of a breach in a timely manner.

We have implemented various measures to manage our risks related to system and network security and disruptions, but a security breach or a significant and extended disruption in the functioning of our information technology systems could damage our reputation and cause us to lose clients, adversely impact our operations, and operating results, and require us to incur significant expense to address and remediate or otherwise resolve such issues. In order to maintain the level of security, service, compliance and reliability that our clients and laws of various jurisdictions require, we will be required to make significant additional investments in our information technology systems on an ongoing basis.

Improper disclosure of confidential, personal or proprietary data, whether due to human error, misuse of information by employees or counterparties, or as a result of cyberattacks, could result in regulatory scrutiny, legal liability or reputation damage, which in turn could have an adverse effect on our reputation, regulatory compliance status, operations, sales and operating results.

We maintain confidential, personal and proprietary information relating to our company, our employees and our clients. This information includes personally identifiable information, protected health information, and financial information. We are subject to data privacy laws and regulations relating to the collection, use, retention, security and transfer of this information. The inability to adhere to or to successfully implement processes and controls in response to these laws, rules and regulations could impair our reputation, restrict our ability to operate in certain jurisdictions, or result in additional legal liability, which in turn could adversely impact our reputation, regulatory compliance status, operations, sales and operating results.

Infringement, misappropriation or dilution of our intellectual property could harm our business.

We believe our RSG trademark has significant value and that this and other intellectual property are valuable assets that are critical to our success. Unauthorized uses or other infringement of our trademarks or service marks could diminish the value of our brand and may adversely affect our business. Effective intellectual property protection may not be available in every market. Failure to adequately protect our intellectual property rights could damage our brand and impair our ability to compete effectively. Some of our most important brand names, including “RSG” and “RT Specialty,” are not registered, and we rely on common law trademark protection to protect this intellectual property. Even where we have effectively secured statutory protection for our trademarks and other intellectual property, our competitors and other third parties may misappropriate our intellectual property, and in the course of litigation, such competitors and other third parties occasionally attempt to challenge the breadth of our ability to prevent others from using similar marks or designs. If such challenges were to be successful, less ability to prevent others from using similar marks or designs may ultimately result in a reduced distinctiveness of our brand in the minds of consumers. Defending or enforcing our trademark rights, branding practices and other intellectual property could result in the expenditure of significant resources and divert the attention of management, which in turn may materially and adversely affect our business and operating results, even if such defense or enforcement is ultimately successful. Even though competitors occasionally may attempt to challenge our ability to prevent infringers from using our marks, we are not aware of any challenges to our right to use any of our brand names or trademarks.

Failure to protect our intellectual property rights, or allegations that we have infringed on the intellectual property rights of others, could harm our reputation, ability to compete effectively, and financial condition.

To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, employees, clients, strategic partners and others, as well as internal policies and procedures regarding our management of intellectual property. However, the protective steps that we take may be inadequate to deter misappropriation of our proprietary information. In addition, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Further, we operate in many foreign jurisdictions and effective trademark, copyright and trade secret protection may not be available in every country or jurisdiction in which we offer our services. Additionally, our competitors may develop products similar to our products that do not conflict with our related intellectual property rights. Failure to protect our intellectual property adequately could harm our reputation and affect our ability to compete effectively.

In addition, to protect or enforce our intellectual property rights, we may initiate litigation against third parties, such as infringement suits or interference proceedings. Third parties may assert intellectual property rights claims against us, which may be costly to defend, could require the payment of damages, and could limit our ability to use or offer certain technologies, products or other intellectual property. Any intellectual property claims, with or without merit, could be expensive, take significant time and divert management’s attention from other business concerns. Successful challenges against us could require us to modify or discontinue our use of technology or business processes where such use is found to infringe or violate the rights of others, or require us to purchase licenses from third parties, any of which could adversely affect our business, financial condition and operating results.

Risks Related to Our Indebtedness

Our outstanding debt could adversely affect our financial flexibility and subject us to restrictions and limitations that could significantly affect our ability to operate.

We have incurred significant levels of debt in order to finance our growth strategy and current operations, and we plan to issue additional debt in the future to finance both acquisition and organic growth opportunities. As of December 31, 2020, we had $1.65 billion of debt outstanding. The level of debt outstanding each period could adversely affect our financial flexibility.

On September 1, 2020, Ryan Specialty Group, LLC as borrower (the “Borrower”) and the guarantors from time to time party thereto, entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”) and certain other lenders from time to time party thereto, providing for a $1.65 billion term loan (the “Term Loan”) and a $300.0 million revolving credit facility (the “Revolving Credit Facility”). The Credit Agreement contains covenants that, among other things, restrict our ability to incur additional debt or amend other debt instruments, pay certain distributions, change the composition of our business, sell or dispose of certain assets, create liens, enter into certain transactions with affiliates or make certain investments. Further, the Credit Agreement limits our ability to issue certain types of equity which have debt-like features, treating such in a manner consistent with that of issuances of debt instruments. Pursuant to the Credit Agreement, we are required to comply with a leverage-based financial maintenance covenant applicable when our borrowings under the Revolving Credit Facility exceed 35% of the corresponding commitments from lenders. See “Description of Certain Indebtedness.” These restrictions could prevent us from successfully executing our business strategy or effectively competing with competitors that are not similarly restricted.

Predominately all of our interest is variable and based on measures that are outside of our control (e.g., LIBOR). An increase in interest rates on our debt could significantly affect the results of operations. We may engage in economic hedges related to our outstanding debt. This activity could increase costs and introduce additional risks, including counterparty and regulatory risk, and adversely affect our results of operations by not fully eliminating the exposure it was intended to mitigate.

We are required to regularly pay interest on our debt, and to repay debt principal, and we bear risk associated with retiring or refinancing principal as our debt matures. Our ability to make interest and principal payments, to refinance our debt obligations, and to fund acquisitions, internal investments and capital expenditures is determined by our ability to generate cash from operations, which in turn is subject to general economic, industry, financial, business, competitive, legislative, regulatory and other factors that are beyond our control. Interest and principal obligations reduce our ability to use that cash for other purposes, including working capital, distributions, acquisitions, capital expenditures and general corporate purposes. If we cannot service our debt obligations, we may have to take actions such as selling assets, raising equity on terms dilutive to existing shareholders, or reducing or delaying acquisitions, capital expenditures or investments, any of which could limit our ability to execute our business strategy.

A failure to comply with the restrictions under the agreements governing our debt could result in a default under the financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could cause our obligations with respect to our debt to be accelerated and have a material adverse effect on our financial condition and results of operations. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

Although we are not currently experiencing any limitation of access to our Revolving Credit Facility and are not aware of any issues impacting the ability or willingness of our lenders under such facility to honor their commitments to extend us credit, the failure of a lender to honor their commitments could adversely affect our ability to borrow under the Revolving Credit Facility, which over time could negatively impact our ability to consummate acquisitions or make other capital expenditures. Tightening conditions in the credit markets in future years could adversely affect the availability and terms of future borrowings, renewals or refinancing.

Despite current indebtedness levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur significant additional indebtedness in the future and the terms of any future indebtedness we may incur could include more restrictive covenants. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. If new debt is added to our current indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by general economic, industry, financial, business, competitive, legislative, regulatory and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit worthiness, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures and acquisitions, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. Refinancings may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. It cannot be assured that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Our business, and therefore our results of operations and financial condition, may be adversely affected by further changes in the U.S.-based credit markets.

Although we are not currently experiencing any limitation of access to our Revolving Credit Facility and are not aware of any issues impacting the ability or willingness of our lenders under such Revolving Credit Facility to honor their commitments to extend us credit, the failure of a lender could adversely affect our ability to borrow on that Revolving Credit Facility, which over time could negatively impact our ability to consummate acquisitions or make other capital expenditures. Tightening conditions in the credit markets in future years could adversely affect the availability and terms of future borrowings or renewals or refinancing.

Our credit ratings are subject to change.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our securities. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing agency. Each agency’s rating should be evaluated independently of any other agency’s rating.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our competitive position and results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we raise additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our product offerings;

•	continue to expand our organization;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Risks Related to Our Organizational Structure

We are a holding company and our sole asset is our ownership of LLC Units of Holdings LLC, and, accordingly, we depend on distributions from Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our ownership of LLC Units of Holdings LLC. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes, satisfy our obligations under the Tax Receivable Agreement and pay operating expenses or declare and pay dividends, if any, in the future depends on the financial results and cash flows of Holdings LLC and its subsidiaries and distributions we receive from Holdings LLC. There can be no assurance that Holdings LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of Holdings LLC and its subsidiaries, will permit such distributions.

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, for U.S. federal income tax purposes, taxable income of Holdings LLC is allocated to the LLC Unitholders, including us, and Onex. Accordingly, we incur income taxes on our distributive share of any net taxable income of Holdings LLC. Under the terms of the LLC Operating Agreement, Holdings LLC is obligated to make tax distributions to LLC Unitholders, including us. In addition to tax and dividend payments, we also incur expenses related to our operations, including obligations to make payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we may realize as a result of our purchase of LLC Units and LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders and Onex pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. Under the LLC agreement, tax distributions shall be made on a pro rata basis among the LLC Unitholders, and will be calculated without regard to any applicable basis adjustment from which we may benefit under Section 743(b) of the Code.

We intend to cause Holdings LLC to make cash distributions to the owners of LLC Units in amounts sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement.

However, Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would violate either any contract or agreement to which Holdings LLC or its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Holdings LLC or its subsidiaries insolvent. For instance, the Credit Agreement restricts certain of our subsidiaries’ ability to pay dividends to us, subject to certain exceptions, including if such distributions meet certain requirements such as caps on amounts, pro forma leverage ratios and absence of defaults applicable to certain types of distributions, among others. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. See “—Risks Related to This Offering and Our Common Stock,” “Dividend Policy,” “Organizational Structure—Tax Receivable Agreement” and “Organizational Structure—Operating Agreement of Holdings LLC.”

The Ryan Parties will continue to control us following this offering and their interests may conflict with or differ from your interests as a shareholder.

Based on LLC Units outstanding immediately prior to this offering, the Ryan Parties beneficially owned approximately     % of the LLC Units. Assuming the offering size as set forth on the cover of this prospectus, immediately following this offering and the application of net proceeds therefrom, the Ryan Parties will beneficially own approximately    % of the LLC Units and are entitled to 10 votes per share of Class B common stock, thereby giving the Ryan Parties the ability to control the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Because the Ryan Parties hold their economic ownership interest in our business through Holdings LLC, rather than through the public company, the Ryan Parties may have conflicting interests with holders of shares of our Class A common stock. For example, the Ryan Parties may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter into in connection with this offering, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions may take into consideration these tax considerations or other considerations even where no similar benefit would accrue to us. See “Organizational Structure — Tax Receivable Agreement.”

Conflicts of interest could arise between our shareholders and the LLC Unitholders, which may impede business decisions that could benefit our shareholders.

The LLC Unitholders, who will be the only holders of LLC Units other than us upon consummation of this offering, have the right to consent to certain amendments to the LLC Operating Agreement, as well as to certain other matters. The LLC Unitholders may exercise these voting rights in a manner that conflicts with the interests of our shareholders. Circumstances may arise in the future when the interests of the LLC Unitholders conflict with the interests of our shareholders. As we control Holdings LLC, we have certain obligations to the LLC Unitholders that may conflict with fiduciary duties our officers and directors owe to our shareholders. These conflicts may result in decisions that are not in the best interests of shareholders.

The Tax Receivable Agreement requires us to make cash payments to the LLC Unitholders and Onex in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make may be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with the LLC Unitholders and Onex. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to the LLC Unitholders and Onex, collectively, equal to 85% of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain tax attributes of Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. Additionally, with respect to the holders of LLC Units who will have their interest exchanged for shares of Class A common stock on a one-for-one basis in the Organizational Transactions, such holders will have the right to receive cash payments in respect of certain cash savings relating to the sale of a required portion of their vested interest in connection with this offering. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of the purchase of LLC Units and LLC Unit exchanges, and the resulting amounts we are likely to pay out to the LLC Unitholders and Onex, collectively, pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure—Tax Receivable Agreement.” Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the LLC Unitholders and Onex under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the LLC Unitholders or Onex maintaining a continued ownership interest in Holdings LLC. See “Organizational Structure—Tax Receivable Agreement.”

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges by the LLC Unitholders, the amount of gain recognized by the LLC Unitholders and Onex, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable.

The amounts that we may be required to pay to the LLC Unitholders and Onex under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination or other changes of control were to occur, (2) we breach any of our material obligations under the Tax Receivable Agreement or (3) at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.” We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of a change in control, material breach or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to the LLC Unitholders and Onex that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we would be required to make an immediate cash payment equal to the anticipated future tax benefits that are the subject of the Tax Receivable Agreement discounted in accordance with the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the LLC Unitholders and Onex that will not benefit the other common shareholders to the same extent as they will benefit the LLC Unitholders and Onex.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the LLC Unitholders and Onex that will not benefit the holders of our common stock to the same extent. We will enter into a Tax Receivable Agreement with the LLC Unitholders and Onex, which will provide for the payment by us to the LLC Unitholders and Onex, collectively, of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the Tax Attributes. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of purchases of LLC Units and LLC Unit exchanges and the resulting amounts we are likely to pay out to the LLC Unitholders and Onex pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits that are actually realized, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from the Tax Attributes covered by the Tax Receivable Agreement and from payments made under the Tax Receivable Agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the Tax Attributes, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. Additionally, if our actual taxable income were insufficient or there were additional adverse changes in applicable law or regulations, we may be unable to realize all or a portion of the expected tax benefits and our cash flows and shareholders’ equity could be negatively affected. See “Organizational Structure—Tax Receivable Agreement.”

We will not be reimbursed for any payments made to the beneficiaries under the Tax Receivable Agreement in the event that any purported tax benefits are subsequently disallowed by the IRS.

If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the Tax Receivable Agreement and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreement will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the Tax Receivable Agreement and may, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the Tax Receivable Agreement could exceed our actual tax savings, and we will not be able to recoup payments under the Tax Receivable Agreement that were calculated on the assumption that the disallowed tax savings were available.

In certain circumstances, Holdings LLC will be required to make distributions to us and the LLC Unitholders and the distributions may be substantial.

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to its members, including us and the LLC Unitholders. We intend to cause Holdings LLC to make tax distributions quarterly to the LLC Unitholders (including us), in each case on a pro rata basis based on Holdings LLC’s net taxable income and without regard to any applicable basis adjustment under Section 743(b) of the Code and based on an assumed tax rate. Funds used by Holdings LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of

Holdings LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, it will not be required to do so, and may in its sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination. See “Dividend Policy.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (1) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of Holdings LLC, we will control and manage Holdings LLC. On that basis, we believe that our interest in Holdings LLC is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control Holdings LLC, interests in Holdings LLC could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Class A Common Stock and This Offering

The dual-class structure of our common stock has the effect of concentrating voting control with the Ryan Parties, which include our founder, chairman and chief executive officer, which will limit your ability to influence the outcome of important transactions, including a change in control, and the Ryan Parties interests’ may conflict with ours or yours in the future.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share. Assuming the offering size as set forth on the cover of this prospectus, immediately following this offering, the Ryan Parties, which include our founder, chairman and chief executive officer, will control approximately    % of the voting power of our outstanding common stock, or    % if the underwriters exercise in full their option to purchase additional shares, which means that, based on their percentage voting power controlled after the offering, the Ryan Parties will control the vote of all matters submitted to a vote of our shareholders. This control will enable the Ryan Parties to control the election of the members of the Board and all other corporate decisions. Even when the Ryan Parties cease to control a majority of the total voting power, for so long as the Ryan Parties continue to own a significant percentage of our common stock, the Ryan Parties will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, the Ryan Parties will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Ryan Parties continue to own a significant percentage of our common stock, the Ryan Parties will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with the Ryan Parties and Onex that provides the Ryan Parties the right to designate (in each instance, rounded up to the nearest whole number if necessary): (i) all of the nominees (with the exception of the nominee of Onex, if applicable) for election to our Board for so long as the Ryan Parties control, in the aggregate, 50% or more of the total number of shares of our common stock beneficially owned by the Ryan Parties upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization (the “Original Amount”); (ii) 50% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 40%, but less than 50% of the Original Amount; (iii) 40% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 30%, but less than 40% of the Original Amount; (iv) 30% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 20%, but less than 30% of the Original Amount; and (v) 20% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 10%, but less than 20% of the Original Amount, which could result in representation on our Board that is disproportionate to the Ryan Parties’ beneficial ownership. Upon the death or disability of Patrick G. Ryan, or at such time that he is longer on the Board or actively involved in the operations of the Company, the Ryan Parties will no longer hold the nomination rights specified in (i) through (v); however, the Ryan Parties will have the right to designate                  nominees for so long as the Ryan Parties control, in the aggregate,     % or more of the Original Amount. Onex has the right to designate one nominee for election to our Board for so long as Onex controls more than 50% or more of the total number of shares of our common stock beneficially owned by Onex upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization. In addition, for so long as the Ryan Parties hold the nomination rights specified in (i) through (v), the Ryan Parties have the right to nominate the chairman of the Board. The Director Nomination Agreement will also provide that the Ryan Parties and Onex may assign such rights to an affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Ryan

Parties. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

The Ryan Parties and their affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, the Ryan Parties and their affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours. Our certificate of incorporation to be effective at or prior to the consummation of this offering will provide that none of the Ryan Parties, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Ryan Parties also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Ryan Parties may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, respectively, could enhance their investment, respectively, even though such transactions might involve risks to you or may not prove beneficial.

Future transfers by the holder of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. For a description of the dual-class structure, see the section of the prospectus captioned “Description of Capital Stock.”

We cannot predict the impact our dual-class structure may have on our stock price or our business.

We cannot predict whether our dual-class structure will result in a lower or more volatile trading price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of a company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations as compared to similar companies that are included. Because of the dual-class structure of our common stock, we will likely be excluded from certain indices, and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price of our Class A common stock could be adversely affected.

We may allocate the net proceeds from this offering in ways that shareholders may not approve.

We intend to use approximately $                million of the net proceeds from this offering to purchase outstanding and newly issued LLC Units in Holdings LLC and the equity interests of the Preferred Blocker Entity. Holdings LLC intends to apply the balance of the net proceeds it receives from us on account of the newly issued LLC Units to (i) to pay expenses incurred in connection with this offering and the other Organizational Transactions and (ii) for general corporate purposes. Further, substantially concurrent with this offering, Holdings LLC also expects to repurchase preferred units held by the Ryan Parties with cash on hand. Our management will have broad discretion in the application of the net proceeds from this offering that have not otherwise been identified for particular purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our stock price to decline.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in the time required. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (4) not being required to provide audited financial statements for the year ended December 31, 2018 or five years of Selected Consolidated Financial Data in this prospectus. We could be an emerging growth company for up to five years after the first sale of our Class A common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the market price for our Class A common stock may be more volatile.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of                and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

Our certificate of incorporation and bylaws to be effective at or prior to the consummation of this offering and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

•	our dual-class common stock structure provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring shareholder approval;

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when the Ryan Parties control, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit shareholder action by written consent from and after the date on which the Ryan Parties control, in the aggregate, less than 40% of the voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as the Ryan Parties control, in the aggregate, less than 40% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws or certain provisions of our certificate of incorporation by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when the Ryan Parties control, in the aggregate, at least 10% ownership of the outstanding Class B common stock, in the aggregate, such advance notice procedure will not apply to the Ryan Parties.

We will opt out of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested shareholder for a period of three years following the date on which the shareholder became an interested shareholder. However, our certificate of incorporation, which will be adopted at or prior to the consummation of this offering, will contain a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding the Ryan Parties and any of their direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any our directors, officers, employees or agents to us or our shareholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws (as either may be amended, restated, modified, supplemented or waived from time to time), (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, (v) any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time and resources of our employees, management and Board.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed    % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately    % of our Class A common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we intend to apply to have our Class A common stock approved for listing on                under the trading symbol “RYAN,” an active trading market for our Class A common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our Class A common stock or other equity or equity-linked securities and may impair our ability to make acquisitions by using any such securities as consideration.

Our operating results and stock price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations, including as a result of the COVID-19 pandemic. This market volatility, as well as general economic, industry, financial, business, competitive, legislative, regulatory, market, political and other factors, could subject the market price of our Class A common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our Class A common stock may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather, war and health crises such as the COVID-19 pandemic; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A common stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the market price and liquidity of our shares of Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares of Class A common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have                outstanding shares of Class A common stock based on the number of shares outstanding as of                , 2021. This includes shares of Class A common stock that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future

Sale.” All of these shares of Class A common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of Class A common stock sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our Class A common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our Class A common stock develops, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated costs, expenditures, cash flows, growth rates and financial results, our plans, intended use of proceeds, anticipated cost savings relating to our restructuring plan and the amount and timing of delivery of annual cost savings, and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties (many of which may be amplified on account of the COVID-19 pandemic) that may cause actual results to differ materially from those that we expected, including:

•	our potential failure to develop a succession plan for the senior management team, including Patrick G. Ryan, as well as our failure to recruit and retain revenue producers;

•	the cyclicality of, and the economic conditions in, the markets in which we operate;

•	conditions that result in reduced insurer capacity;

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the potential loss of our relationships with insurance carriers or our clients, failure to maintain good relationships with insurance carriers or clients, becoming dependent upon a limited number of insurance carriers or clients or the failure to develop new insurance carrier and client relationships;

•	significant competitive pressures in each of our businesses;

•	decreases in the premiums or commission rates set by insurers, or actions by insurers seeking repayment of commissions;

•	decrease in the amount of supplemental or contingent commissions we receive;

•	our inability to collect our receivables;

•	the potential that our underwriting models contain errors or that are otherwise ineffective;

•	any damage to our reputation;

•	failure to maintain, protect and enhance our brand;

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decreases in current market share as a result of disintermediation within the insurance industry, including increased competition from insurance companies, technology companies and the financial services industry, as well as the shift away from traditional insurance markets;

•	changes in the mode of compensation in the insurance industry;

•	changes in our accounting estimates, assumptions or methodologies, or changes in accounting guidance generally;

•	changes in interest rates that affect our cost of capital and net investment income;

•	changes in interest rates and deterioration of credit quality that reduce the value of our cash balances;

•	impairment of goodwill;

•	any failure to maintain our corporate culture;

•	the inability to maintain rapid growth and inability to generate sufficient revenue to achieve and maintain profitability;

•	the loss of clients or business as a result of consolidation within the retail insurance brokerage industry;

•	the impact if our MGU programs are terminated or changed;

•	the risks associated with the evaluation of potential acquisitions and the integration of acquired businesses as well as introduction of new products, lines of business and markets;

•	any unsuccessful attempts to open new officers, enter new product lines, establish distribution channels, or hire new brokers and underwriters;

•	our inability to gain internal efficiencies through the application of technology or effectively apply technology in driving value for our clients through innovation and technology-based solutions;

•	the unavailability or inaccuracy of our clients’ and third parties’ data for pricing and underwriting our insurance policies;

•	a variety of risks in our third-party claims administration operations that are distinct from those we face in our insurance intermediary operations;

•	the competitiveness and cyclicality of the reinsurance industry;

•	the higher risk of delinquency or collection inherent in our premium finance business;

•	the occurrence of natural or man-made disasters;

•	our inability to successfully recover upon experiencing a disaster or other business continuity problem;

•	the economic and political conditions of the countries and regions in which we operate;

•	the failure or take-over by the FDIC of one of the financial institutions that we use;

•	our inability to respond quickly to operational or financial problems or promote the desired level of cooperation and interaction among our offices;

•	third parties that perform key functions of our business operations act in ways that harm our business;

•	our global operations expose us to various international risks, including exchange rate fluctuations;

•	the impact of governmental regulations. legal proceedings and governmental inquiries related to our business;

•	being subject to E&O claims as well as other contingencies and legal proceedings;

•	our handling of client funds and surplus lines taxes that exposes us to complex fiduciary regulations;

•	changes in tax laws or regulations;

•	decreased commission revenues due to proposed tort reform legislation;

•	the impact of regulations affecting insurance carriers;

•	the impact on our operations and financial condition from the effects of the current COVID-19 pandemic and resulting governmental and societal responses;

•	the impact of breaches in security that cause significant system or network disruptions;

•	the impact of improper disclosure of confidential, personal or proprietary data, misuse of information by employees or counterparties or as a result of cyberattacks;

•	the impact of infringement, misappropriation or dilution of our intellectual property;

•	the impact of the failure to protect our intellectual property rights, or allegations that we have infringed on the intellectual property rights of others;

•	our outstanding debt potentially adversely affecting our financial flexibility and subjecting us to restrictions and limitations that could significantly affect our ability to operate;

•	not being able to generate sufficient cash flow to service all of our indebtedness and being forced to take other actions to satisfy our obligations under such indebtedness;

•	the impact of being unable to refinance our indebtedness;

•	being affected by further changes in the U.S.-based credit markets;

•	changes in our credit ratings;

•	the impact of failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $                per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $                million (or $                million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use such net proceeds as follows:

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$                million to acquire                newly issued LLC Units (or                LLC Units if the underwriters exercise their option to purchase additional shares in full) in Holdings LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions;

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$                 million to acquire the equity of the Preferred Blocker Entity (with the                  preferred units of Holdings LLC owned by the Preferred Blocker Entity (the “Onex Preferred”) converted through a series of transactions to LLC Units immediately thereafter). The Onex Preferred accrues preferred return at a weighted average preferred coupon rate of 8.85% per annum, as of December 31, 2020, and is subject to a make-whole payment if repurchased within five years of its issuance; and

•

$                million to acquire                outstanding LLC Units (or                LLC Units if the underwriters exercise their option to purchase additional shares in full) from certain of the LLC Unitholders at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. All existing holders of outstanding LLC Units will be required to sell             % of their vested interest in Holdings LLC, subject to certain limited exceptions.

In turn, Holdings LLC intends to apply the balance of the net proceeds it receives from us on account of the newly issued LLC Units (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares of Class A common stock) to (i) pay expenses incurred in connection with this offering and the other Organizational Transactions and (ii) for general corporate purposes.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase or decrease in the assumed initial public offering price of $                per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming that the initial public offering price per share for this offering remains at $                (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our Class A common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, including our Credit Agreement, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.

Under the terms of the LLC Operating Agreement, Holdings LLC is obligated to make tax distributions to current and future unitholders, including us, with such distributions to be made on a pro rata basis among the LLC Unitholders based on Holdings LLC’s net taxable income and without regard to any applicable basis adjustment under Section 743(b) of the Code. These tax distributions may be substantial, and will likely exceed (as a percentage of Holdings LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock (subject to the limitations set forth in the preceding paragraph), it will not be required (and does not currently intend) to do so, and may in its sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.

CAPITALIZATION

The following table describes our cash and consolidated capitalization as of March 31, 2021:

•	of Holdings LLC on an actual basis;

•	of Ryan Specialty Group Holdings, Inc. on a pro forma basis, after giving effect to the Organizational Transactions other than this offering; and

•

of Ryan Specialty Group Holdings, Inc. on a pro forma as adjusted basis, after giving effect to the Organizational Transactions and our sale of                shares of Class A common stock in this offering at an assumed initial public offering price of $                per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares), the application of the net proceeds of this offering as set forth in “Use of Proceeds,” and and the repurchase of the preferred units held by the Ryan Parties.

You should read this table in conjunction with the consolidated financial statements and the related notes, “Use of Proceeds,” “Organizational Structure,” “Selected Consolidated Financial Data,” “Unaudited Consolidated Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” included elsewhere in this prospectus.

As of March 31, 2021
(Unaudited)
(dollars in thousands, except share and per share data and footnotes)	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$	$	$

Indebtedness:
Credit Agreement:	$	$	$

Term Loan
Revolving Credit Facility(1)
Mezzanine equity(2)

Class A common stock, $0.001 par value per share, 500 million shares authorized; no shares issued and outstanding, on an actual basis; shares authorized, no shares issued and outstanding, on a pro forma basis; million shares authorized; shares issued and outstanding, on a pro forma as adjusted basis

Class B common stock, $0.001 par value per share, million shares authorized; no shares issued and outstanding, on an actual basis; shares authorized; no shares issued and outstanding, on a pro forma basis; shares authorized; shares issued and outstanding, on a pro forma as adjusted basis

Retained earnings

Total member’s/ shareholders’ equity

Non-controlling interests(3)

Total capitalization	$	$	$

(1)	As of March 31, 2021, the Company had an additional $ million of capacity available for borrowing under its Revolving Credit Facility governed by the Credit Agreement.

(2)

Reflects the Onex Preferred. The Onex Preferred accrues dividends at a weighted average preferred coupon rate of 8.85% per annum, as of December 31, 2020, and is subject to a make-whole payment if repurchased within five years of its issuance.

(3)

On a pro forma as adjusted basis, includes the Holdings LLC interests not owned by us, which represents     % of Holdings LLC’s LLC Units. The LLC Unitholders will hold a non-controlling economic interest in Holdings LLC. Ryan Specialty Group Holdings, Inc. will hold     % of the economic interest in Holdings LLC.

A $1.00 increase or decrease in the assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $            million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $            million, based on an assumed initial public offering price of $            per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Class A common stock to be outstanding after the completion of this offering, excludes                shares of Class A common stock that may be issuable upon exercise of exchange rights held by the LLC Unitholders,                shares of Class A common stock reserved for future issuance under the 2021 Plan,                 shares of Class A common stock to be issued upon exercise of the top-up options and                 shares of Class A common stock to be issued upon exchange and redemption of the Class C participation units.

DILUTION

Because the LLC Unitholders do not own any Class A common stock or other economic interests in Ryan Specialty Group Holdings, Inc., we have presented dilution in pro forma as adjusted net tangible book value per share after this offering assuming that the LLC Unitholders had all of their LLC Units exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of its shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from Ryan Specialty Group Holdings, Inc.) in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed redemption or exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the pro forma as adjusted net tangible book value per share of Class A common stock after this offering. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding. If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Organizational Transactions, including the sale of                shares of Class A common stock in this offering at the assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and the Assumed Redemption. Our pro forma net tangible book value (deficit) as of March 31, 2021 was $                million, or $                per share of Class A common stock. This represents an immediate increase in net tangible book value to the LLC Unitholders of $                per share and an immediate dilution to new investors in this offering of $                per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value (deficit) per share as of March 31, 2021 before this offering(1)	$
Increase in net tangible book value per share attributable to the investors in this offering	$

Pro forma as adjusted net tangible book value (deficit) per share after this offering	$

Dilution in net tangible book value per share to the investors in this offering	$

(1)	The computation of pro forma net tangible book value per share as of March 31, 2021 before this offering is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$
Less: total liabilities	$

Pro forma net tangible book value(a)	$

Shares of Class A common stock outstanding(a)	$

(a)	Gives pro forma effect to the Organizational Transactions (other than this offering) and the Assumed Redemption.

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease pro forma net tangible book value by $            million, or $            per share, and would increase or decrease the dilution per share to the investors in this offering by $            based on the assumptions set forth above.

The following table summarizes as of March 31, 2021, after giving effect to the Organizational Transactions (including this offering), the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by the LLC Unitholders and our other existing holders and by the purchasers in this offering, based upon an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses, after giving effect to the Assumed Redemption:

	Shares of Class A Common Stock Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing owners			%	$		%	$

Investors in this offering

Total		100%			$100%		$

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Ryan Specialty Group Holdings, Inc. If the underwriters’ option to purchase additional shares is exercised in full, after giving effect to the Assumed Redemption, existing shareholders would own approximately    % and the investors in this offering would own approximately    % of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, after giving effect to the Assumed Redemption, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $            per share, and the dilution in the pro forma as adjusted net tangible book value (deficit) per share to the investors in this offering would be $            per share.

The tables and calculations above are based on the number of shares of common stock outstanding as of March 31, 2021 (after giving effect to the Organizational Transactions), and exclude an aggregate of                shares of Class A common stock reserved for issuance under our 2021 Plan that we expect to adopt in connection with this offering,                 shares of Class A common stock to be issued upon exercise of the top-up options and                 shares of Class A common stock to be issued upon exchange and redemption of the Class C participation units. To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present, as of the dates and for the periods indicated, the selected consolidated financial data for Holdings LLC and its subsidiaries. Upon the consummation of the proposed Organizational Transactions, Ryan Specialty Group Holdings, Inc will become the parent of Holdings LLC. The selected consolidated statement of operations data for each of the years ended December 31, 2020 and 2019 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 presented below have been derived from the audited consolidated financial statements and notes of Holdings LLC and its subsidiaries, included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the three months ended March 31, 2021 and 2020 and the selected consolidated balance sheet data as of March 31, 2021 and 2020 presented below have been derived from the unaudited consolidated financial statements and notes of Holdings LLC and its subsidiaries, included elsewhere in this prospectus. In the opinion of management, such unaudited consolidated financial statements and notes include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The information set forth below should be read together with the ‘‘Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data,’’ ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Unaudited Consolidated Pro Forma Financial Information,’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The selected consolidated financial data of Ryan Specialty Group Holdings, Inc. have not been presented as Ryan Specialty Group Holdings, Inc. is a newly incorporated entity, (i) has had no business transactions or activities to date, other than those incident to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part and (ii) had no assets or liabilities during the periods presented in this section.

	Historical Holdings LLC				Pro Forma Ryan Specialty Group Holdings, Inc.
(in thousands, except share, unit, per share and per unit data)	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
Consolidated Statement of Operations Data(1):	2020	2019	2021	2020	2020	2021
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Net commissions and fees	$1,016,685	$758,448	$	$	$1,185,684	$
Fiduciary investment income	1,589	6,663			2,085

Total revenue	$1,018,274	$765,111	$	$	$1,187,769	$

Expenses
Compensation and benefits	686,155	494,391			808,352
General and administrative	107,381	118,179			128,053
Amortization	63,567	48,301			115,890
Depreciation	3,934	4,797			4,427
Change in contingent consideration	(1,301)	(1,595)			(1,301)

Total operating expenses	$859,736	$664,073	$	$	$1,055,421	$

	Historical Holdings LLC						Pro Forma Ryan Specialty Group Holdings, Inc.
(in thousands, except share, unit, per share and per unit data)	Year Ended December 31,		Three Months Ended March 31,				Year Ended December 31,	Three Months Ended March 31,
Consolidated Statement of Operations Data(1):	2020	2019	2021		2020		2020	2021
			(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
Operating income	$158,538	$101,038	$		$		$132,348	$

Operating income margin	15.6%	13.2%		%		%	%		%
Interest expense	(47,243)	(35,546)					(80,871)
Income (loss) from equity method investment in related party	440	(978)					440
Other non-operating (loss) income	(32,270)	3,469					(32,257)

Income before income taxes	$79,465	$67,983	$		$		$19,660	$

Income tax expense	(8,952)	(4,926)					(8,952)

Net income	$70,513	$63,057	$		$		$10,708	$

Net (income) loss attributable to non-controlling interests, net of tax	(2,409)	1,109					(2,409)

Net income attributable to members	$68,104	$64,166	$		$		$8,299	$

Pro forma per share data(2):
Pro forma net income available to Class A Common Shares:
Basic
Diluted(3)
Pro forma weighted average Class A Common Stock outstanding:
Basic
Diluted
Pro forma earnings per share:
Basic
Diluted
Selected Other Financial Data(4):
Revenue	$1,018,274	$765,111
Net Income	$70,513	$63,057
Net Income Margin	6.9%	8.2%
Organic Revenue Growth Rate	20.4%	17.5%
Adjusted Net Income	$185,426	$114,642	$
Adjusted Net Income Margin	18.2%	15.0%
Adjusted EBITDAC	$293,507	$191,427
Adjusted EBITDAC Margin	28.8%	25.0%

	Holdings LLC Historical			Pro Forma Ryan Specialty Group Holdings, Inc.
	As of December 31,		As of March 31, 2021	As of March 31, 2021
	2020	2019
(in thousands)			(Unaudited)	(Unaudited)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$312,651	$52,016	$	$
Working capital(5)	11,029	(6,686)
Total assets	4,529,382	2,190,305
Long-term debt	1,566,192	660,026
Total liabilities	4,218,657	2,127,150
Mezzanine Equity	239,635	139,644
Total members’ equity	71,090	(76,489)

(1)	Historical results of Holdings LLC for the years ended December 31, 2020 and 2019 do not reflect the results of the All Risks Acquisition in September 2020 for the period preceding the acquisition.
(2)

See the unaudited pro forma consolidated statement of operations in “Unaudited Pro Forma Consolidated Financial Information” for the description of the assumptions underlying the pro forma net earnings (loss) per share calculations.

(3)

Calculated as net income divided by the weighted-average shares of Class A common stock outstanding, assuming (i) the full exchange of all outstanding LLC Units in Holdings LLC for shares of Class A common stock, (ii) the Class A common stock issued in connection with this offering was outstanding as of January 1 of the year presented and (iii) the dilutive effect of any stock options and restricted stock units.

(4)

For a reconciliation of Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin to the most directly comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Data.”

(5)	We define working capital as current assets less current liabilities.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The unaudited consolidated pro forma statement of financial position as of March 31, 2021 and the unaudited consolidated pro forma statement of income for the three months ended March 31, 2021 give effect to the Organizational Transactions as described under “Organizational Structure” including consummation of this offering and the use of proceeds therefrom, assuming, for purposes of the unaudited consolidated pro forma statement of financial position, that the Organizational Transactions were consummated on March 31, 2021, and for purposes of the unaudited consolidated pro forma statement of income, assuming the Organizational Transactions were consummated on January 1, 2020. The effects of the Organizational Transactions include but are not limited to the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Organizational Structure—Tax Receivable Agreement”.

This offering and the application of the estimated net proceeds from this offering are described under “Use of Proceeds.” We have assumed that we will issue                shares of Class A common stock at a price per share of $                , which is equal to the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. The unaudited consolidated pro forma financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

The unaudited consolidated pro forma statement of income for the year ended December 31, 2020 also gives effect to the All Risks Acquisition and the Organizational Transactions, including this offering and the use of proceeds therefrom (together the “Pro Forma Transactions”) as if they were consummated on January 1, 2020.

The pro forma financial information is presented as follows:

(1)

The unaudited consolidated pro forma statement of financial position as of March 31, 2021 was prepared based on the historical unaudited consolidated statement of financial position of Ryan Specialty Group, LLC as of March 31, 2021.

(2)

The unaudited consolidated pro forma statement of income for the three months ended March 31, 2021 was prepared based on the historical unaudited consolidated statement of income of Ryan Specialty Group, LLC for the three months ended March 31, 2021.

(3)

The unaudited consolidated pro forma statement of income for the year ended December 31, 2020 was prepared based on (i) the historical audited consolidated statement of income of Ryan Specialty Group, LLC for the year ended December 31, 2020 and (ii) the historical audited consolidated statement of income of All Risks, LTD from January 1, 2020 through August 31, 2020.

The All Risks Acquisition was accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, “Business Combinations” (“ASC 805”), with Holdings LLC deemed to be the acquirer for financial accounting purposes.

Ryan Specialty Group Holdings, Inc. was formed in March 2021 and will have no material assets or income until the completion of this offering. Therefore, its historical financial information is not included in the unaudited consolidated pro forma financial information.

The unaudited consolidated pro forma financial information has been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to U.S. federal, state and foreign income taxes. The presentation of the unaudited consolidated pro forma financial information is prepared in conformity with Article 11 of Regulation S-X and is based on currently available information and certain estimates and assumptions. See the accompanying notes to the unaudited consolidated pro forma financial information for a discussion of assumptions made, which should be read in conjunction with the unaudited consolidated pro forma financial information.

The unaudited consolidated pro forma financial information has been prepared for illustrative purposes only and is not necessarily indicative of financial results that would have been attained had the Pro Forma Transactions occurred on the dates indicated above or that could be achieved in the future. Future results may vary significantly from the results reflected in the unaudited consolidated pro forma statements of income and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited consolidated pro forma financial information. However, our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the Pro Forma Transactions give appropriate effect to those assumptions and are properly applied in the unaudited consolidated pro forma financial information.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

In addition, while the unaudited consolidated pro forma financial information does not include the realization of any cost savings from operating efficiencies, synergies, dis-synergies or other restructuring activities which might result from the Pro Forma Transactions, Holdings LLC’s estimates of certain synergies and dis-synergies to be realized following the closing of the Pro Forma Transactions are illustrated in the Management’s Adjustments footnote below. Further, there may be additional charges related to the Pro Forma Transactions which Holdings LLC cannot identify as of the date of this prospectus, and therefore, such charges are not reflected in the unaudited consolidated pro forma financial information.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements of Holdings LLC and related notes thereto included elsewhere in this prospectus.

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2021

(Dollars in thousands)

	Ryan Specialty Group, LLC (Historical)	Transaction Accounting Adjustments – Organizational Transactions (including this Offering)	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$	$	$
Commissions and fees receivable – net
Fiduciary assets
Prepaid incentives – net
Other current assets
Total current assets	$	$	$
Non-current assets
Goodwill
Other intangible assets
Prepaid incentives – net
Equity method investment in related party
Property and equipment – net
Lease right-of-use assets
Other non-current assets

Total non-current assets	$	$	$

Total assets	$	$	$

Liabilities, mezzanine equity, and members’ equity (deficit)
Current liabilities
Accounts payable and accrued liabilities
Accrued compensation
Operating lease liabilities
Short-term debt and current portion of long-term debt
Fiduciary liabilities

Total current liabilities	$	$	$
Non-current liabilities
Operating lease liabilities
Long-term debt
Net deferred tax liabilities
Other non-current liabilities
Total non-current liabilities	$	$	$
Total liabilities
Mezzanine equity
Members’ equity (deficit)
Preferred units
Class A common units
Class B common units
Class C participation units
Additional paid-in capital
Retained earnings (deficit)
Accumulated other comprehensive income (loss)
Total Holdings LLC members’ equity (deficit)

Non-controlling interests

Total members’ equity (deficit)	$	$	$

Total liabilities, mezzanine equity, and members’ equity (deficit)	$	$	$

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2021

(Dollars in thousands, except per share data)

	Ryan Specialty Group, LLC (Historical)	Transaction Accounting Adjustments – Organizational Transactions (including this Offering)	Pro Forma Combined
Revenue
Net commissions and fees
Fiduciary investment income

Total revenue
Expenses
Compensation and benefits
General and administrative
Amortization
Depreciation
Change in contingent consideration
Total operating expenses

Operating income
Interest expense
Loss from equity method
Investment in related party
Other non-operating income

Income Before Income Taxes
Income tax expense (benefit)

Net Income

Net loss attributable to non-controlling interests, net of tax
Net Income Attributable to Members
Earnings per share:
Basic
Diluted
Weighted average shares outstanding
Basic
Diluted

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

(Dollars in thousands, except per share data)

	Historical		Transaction Accounting Adjustments
	Ryan Specialty Group, LLC	All Risks, LTD (from January 1, 2020 through August 31, 2020)	All Risks Acquisition		Organizational Transactions (including this Offering)		Pro Forma Combined
Revenue
Net commissions and fees	$1,016,685	$168,953	46				$1,185,684
Fiduciary investment income	1,589	496	—				2,085
Other income .	—	46	(46)				—

Total revenue	$1,018,274	$169,495	—				$1,187,769

Expenses
Compensation and benefits	686,155	110,713	11,484	4.3			808,352
General and administrative	107,381	20,672	—				128,053
Amortization	63,567	638	51,685	4.1			115,890
Depreciation	3,934	493	—				4,427
Change in contingent consideration	(1,301)	—	—				(1,301)

Total operating expenses	$859,736	$132,516	$63,169				$1,055,421
Operating income	$158,538	$36,979	$(63,169)				$132,348
Interest expense	(47,243)	(18)	(33,610)	4.2			(80,871)
Income from equity method investment in related party	440	—	—				440
Other non-operating income	(32,270)	13	—				(32,257)

Income Before Income Taxes	$79,465	$36,974	$(96,779)				$19,660
Income tax expense	(8,952)	—	—			4.4	(8,952)

Net Income	$70,513	$36,974	$(96,779)				$10,708
Net loss attributable to non-controlling interests, net of tax	(2,409)	—	—			4.5	(2,409)

Net Income Attributable to Members	$68,104	$36,974	$(96,779)				$8,299

Earnings per share:
Basic
Diluted

Weighted average shares outstanding
Basic
Diluted

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

1.	Basis of Presentation

The unaudited consolidated pro forma financial information presented herein has been prepared using Holdings LLC’s and All Risks’ historical financial statements, and giving pro forma effect to the Pro Forma Transactions described herein in accordance with Article 11 of Regulation S-X.

This unaudited consolidated pro forma financial information should be read in conjunction with the financial statements of Holdings LLC and All Risks as noted below:

•

Ryan Specialty Group, LLC’s historical audited consolidated financial statements, and related notes thereto, as of and for the years ended December 31, 2020 and December 31, 2019, incorporated elsewhere within this prospectus;

•

Ryan Specialty Group, LLC’s historical unaudited consolidated financial statements, and related notes thereto, as of and for the three months ended March 31, 2021 and March 31, 2020, incorporated elsewhere within this prospectus;

•	All Risks, LTD’s historical audited consolidated financial statements, and related notes thereto, as of and for the year ended December 31, 2019, incorporated elsewhere within this prospectus;

•

All Risks, LTD’s historical audited consolidated financial statements, and related notes thereto, as of and for the eight months ended August 31, 2020, incorporated elsewhere within this prospectus; and

•

The disclosures and discussions in “Organizational Structure,” “Capitalization,” “Summary Historical and Pro Forma Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On September 1, 2020 (the “Acquisition Date”), Holdings LLC acquired All Risks. Total consideration of $1,223 million was transferred in exchange for control of All Risks which consisted of cash paid of $814 million, net of acquired cash of $41 million, liabilities incurred by Holdings LLC with respect to various Long Term Incentive Plans (“LTIP”) and other employee benefits that were established by the former owner of All Risks of $258 million and $8 million, respectively, and $102 million of common equity in Holdings LLC issued to the former owner of All Risks.

The All Risks Acquisition was accounted for under the acquisition method in accordance with ASC 805, with Holdings LLC treated as the accounting acquirer. In accordance with ASC 805, the assets acquired and liabilities assumed have been measured at fair value based on various estimates and methodologies. These estimates are based on key assumptions related to the All Risks Acquisition, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of Holdings LLC, data that was available through the public domain and unobservable inputs, such as the due diligence reviews and historical financial information of All Risks.

For purposes of measuring the estimated fair value of the tangible and intangible assets acquired and the liabilities assumed, Holdings LLC has applied the guidance in Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), which establishes a framework for measuring fair value. ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Further the fair value of the LTIP liabilities incurred at the acquisition date was accounted for under ASC 718 by analogy to determine the allocation of the total value of the award between pre-combination and post-combination service periods. The component of the total LTIP value related to pre-combination service period accounted for as consideration transferred is $258 million.

For purposes of the unaudited consolidated pro forma financial information, we have assumed that we will issue                  shares of Class A common stock at a price per share equal to the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and, as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be         %, and the net income attributable to LLC Units not held by us will accordingly represent         % of our net income. Except as otherwise indicated, the unaudited consolidated pro forma financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

The Organizational Transactions are described under “Organizational Structure,” and, in the case of this offering and the application of the estimated net proceeds from this offering, “Use of Proceeds.”

2.	Preliminary All Risks Acquisition Purchase Price Allocation

Holdings LLC has preliminarily allocated the consideration related to the All Risks Acquisition to the acquired net tangible and intangible assets based on their estimated fair values as of the Acquisition Date. As such, the assets acquired and liabilities assumed, including intangible assets, presented in the table below are estimates that are preliminary in nature and subject to adjustments, which could be material. Any adjustments must be finalized during the measurement period, which is limited to one year from the Acquisition Date. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

A summary of the assets acquired, and liabilities assumed in connection with the business combination for All Risks is as follows (in thousands):

All Risks
Cash	$855,693
Liabilities incurred	265,603
Equity interests issued	102,000

Total consideration transferred	$1,223,296

Allocation of purchase price:
Cash and cash equivalents	40,823
Accounts receivable – net	27,537
Other current assets	935

Total current assets	$69,295
Goodwill	695,297
Other intangible assets(1)	493,967
Property and equipment – net	4,428
Lease right-of-use assets	12,945
Other non-current assets	202

Total non-current assets	$1,206,839

Total assets acquired	$1,276,134

Accounts payable and accrued liabilities	38,795
Operating lease liabilities	14,043

Total current liabilities assumed	$52,838

Net assets acquired	$1,223,296

(1)	Balance includes $476.8 million worth of Customer relationships.

The excess of consideration transferred over the estimated fair value of the tangible net assets acquired was recorded as goodwill, which represents the strategic value assigned to All Risks, including expected benefits from synergies resulting from the acquisition, as well as the knowledge and experience of the workforce in place. In accordance with applicable accounting standards, goodwill is not amortized and will be tested for impairment at least annually, or more frequently, if certain indicators are present.

Amounts preliminarily allocated to intangible assets and goodwill may change significantly, and amortization methods and useful lives may differ from the assumptions that have been used in this unaudited consolidated pro forma financial information, any of which could result in a material change in operating expenses.

3.	Transaction Accounting Adjustments to Unaudited Consolidated Pro Forma Statement of Financial Position

The Transaction Accounting Adjustments to the unaudited consolidated pro forma statement of financial position are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited consolidated pro forma statement of financial position and are related to the Organizational Transactions, including this offering. Transaction Accounting Adjustments to the unaudited consolidated pro forma statement of financial position are not required for the All Risks Acquisition as the All Risks Acquisition is fully reflected in the unaudited consolidated pro forma statement of financial position as of March 31, 2021:

(1)

The unaudited consolidated pro forma statement of financial position reflects expected proceeds from this offering of approximately $        million based on an assumed initial public offering price of $        per share after deducting $        million of assumed underwriting discounts and commissions and estimated offering expenses. For more information, see “Use of Proceeds.”

As of March 31, 2021 (in thousands)
Gross offering proceeds	$
Underwriting discounts and commissions

Net proceeds	$

(2)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in other assets in our consolidated statement of financial position. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(3)

Reflects the issuance of Class B common stock to each LLC Unitholder, as described in greater detail under “Organizational Structure.” In connection with this offering we will issue                shares of Class B common stock to LLC Unitholders, on a one-to-one basis with the number of LLC Units they own for nominal consideration.

(4)

As a result of the Organizational Transactions, including this offering and the use of proceeds therefrom, the Company holds an economic interest in Holdings LLC and consolidates its financial position and results. The remaining ownership of Holdings LLC not held by the Company is considered a non-controlling interest. Holdings LLC is treated as a partnership for income tax reporting and its members, including the Company, are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. In addition, International Facilities Insurance Services, Inc., one of the operating subsidiaries of Holdings LLC, is considered a C-Corporation for U.S. federal, state and local income tax purposes. Taxable income or loss from International Facilities Insurance Services, Inc. is not passed through to Holdings LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

We have recorded a pro forma deferred tax asset adjustment of $         million. The deferred tax asset includes (i) $         million related to temporary differences in the book basis as compared to the tax basis of the Issuer’s investment in Holdings LLC, and (ii) $         million related to tax benefits from future deductions attributable to payments under the tax receivable agreement as described further in note (5), and

(iii) $         million related to the book versus tax basis differences inside the corporations owned by Holdings LLC. To the extent we determine it is more likely than not that we will not realize the full benefit represented by the deferred tax asset, we will record an appropriate valuation allowance based on an analysis of the objective or subjective negative evidence.

(5)

Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the LLC Unitholders and Onex. The tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. We will record a $        million liability based on the Company’s estimate of the aggregate amount that it will pay to the LLC Unitholders and Onex under the Tax Receivable Agreement as a result of the Organizational Transactions and existing tax attributes. As mentioned in note (4) above, we will record an increase of $         million in deferred tax assets related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as a result of the Organizational Transactions. Additionally, we will record a decrease to additional paid-in capital of $         million, which is equal to the difference between the increase in deferred tax assets and the increase in liabilities due to the LLC Unitholders and Onex under the Tax Receivable Agreement as a result of the Organizational Transactions.

Due to the uncertainty in the amount and timing of future exchanges of LLC Units by LLC Unitholders and purchases of LLC Units from LLC Unitholders, the unaudited consolidated pro forma financial information assumes that no future exchanges or purchases of LLC Units have occurred.

However, if all of the LLC Unitholders were to exchange or sell us all of their LLC Units, we would recognize a deferred tax asset of approximately $         million and a liability under the Tax Receivable Agreement of approximately $         million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $         per share; (iii) a constant corporate tax rate of         %; (iv) that we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of our Class A common stock at the time of the exchange, and the tax rates then in effect. See “Organizational Structure—Tax Receivable Agreement.”

For each 5% increase (decrease) in the amount of LLC Units exchanged by or purchased from the LLC Unitholders (or their transferees of LLC Units or other assignees), our deferred tax asset would increase (decrease) by approximately $         million and the related liability would increase (decrease) by approximately $         million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $         per share, our deferred tax asset would increase (decrease) by approximately $         million and the related liability would increase (decrease) by approximately $         million, assuming that the number of LLC Units exchanged by or purchased from the LLC Unitholders (or their transferees of LLC Units and other assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and liability under the Tax Receivable Agreement that we will recognize will differ based on, among other things, the timing of the exchanges and purchases, the price of our shares of Class A common stock at the time of the exchange or purchase, and the tax rates then in effect.

(6)

Through a series of internal transactions, certain of our current and past employees and existing investors in Holdings LLC will (i) have their LLC Units exchanged into an aggregate of                shares of Class A common stock on a one-for-one basis and (ii) receive cash payments in respect of certain savings related to the sale of a portion of their equity interests in connection with the offering.

(7)

As part of the Organizational Transactions, the Common Blocker Entity will merge with and into Ryan Specialty Group Holdings, Inc. (or a direct or indirect subsidiary of Ryan Specialty Group Holdings, Inc.) by providing Onex with                shares of Class A common stock. As a result of the Block Merger, the Issuer will obtain                  LLC Units.

(8)

As a result of the Organizational Transactions, the limited liability company agreement of Holdings LLC will be amended and restated to, among other things, designate Ryan Specialty Group Holdings, Inc. as the sole managing member of Holdings LLC. As sole managing member, Ryan Specialty Group Holdings, Inc. will exclusively operate and control the business and affairs of Holdings LLC. The LLC Units owned by LLC Unitholders will be considered non-controlling interests in the consolidated financial statements of Ryan Specialty Group Holdings, Inc. The adjustment to non-controlling interest of $ million reflects the proportional interest in the pro forma consolidated total equity of Holdings LLC owned by the LLC Unitholders.

(9)

As part of the Organizational Transactions, we will acquire the equity of the Preferred Blocker Entity (with the preferred units of Holdings LLC owned by the Preferred Blocker Entity being converted through a series of transactions to LLC Units immediately thereafter).

(10)

With respect to certain employee holders of the incentive units of Holdings LLC who will become holders of Class A common stock in connection with this offering, such incentive units will be exchanged for an aggregate of                shares of Class A common stock and they will be granted an aggregate of                top-up options. Each such top-up option issued under the 2021 Plan is exercisable for one share of our Class A common stock at an exercise price equal to the initial public offering price.

(11)

With respect to the LLC Unitholders who have incentive units and who will remain as direct investors in Holdings LLC after completion of this offering, subject to any reclassification adjustment, such incentive units will be exchanged for an aggregate of                LLC Units and an aggregate of                 Class C participation units that will be exchangeable into LLC Units, which will then be immediately redeemed for Class A common stock based on the value of Class C participation units and the fair market value of the Class A common stock at the time of the applicable exchange.

(12)

With respect to the Ryan Parties, subject to any reclassification adjustment, the Ryan Participation Units will be exchanged for an aggregate of                LLC Units and an aggregate of                 Class C participation units and will be exchangeable into LLC Units, which will then be immediately redeemed for Class A common stock based on the value of Class C participation units and the fair market value of the Class A common stock at the time of the applicable exchange.

(13)	The following table is a reconciliation of the adjustments impacting additional paid-in-capital:

	Footnote Reference	As of March 31, 2021 (in thousands)
Net proceeds from offering of Class A common stock		$
Purchase of outstanding LLC Units from the LLC Unitholders
Net adjustment from recognition of deferred tax asset and TRA liability
Reclassification of costs incurred in this offering from other assets to additional paid-in capital
Contributed capital reclassification
Adjustment for non-controlling interest

Net additional paid-in capital pro forma adjustment		$

4.	Transaction Accounting Adjustments to Unaudited Consolidated Pro Forma Statements of Income

The Transaction Accounting Adjustments are based on preliminary estimates and assumptions that are subject to change.

Transaction Accounting Adjustments related to the All Risks Acquisition

The following adjustments have been reflected in the unaudited consolidated pro forma statement of income for the year ended December 31, 2020 and are related to the All Risks Acquisition. The All Risks Acquisition is

reflected in Holdings LLC’s historical results within the unaudited consolidated pro forma statement of income from September 1, 2020 through December 31, 2020. Therefore, the Transaction Accounting Adjustments below are related to the period of January 1, 2020 through August 31, 2020:

(1)

Reflects the adjustment of $52 million for the year ended December 31, 2020 to increase amortization expense related to the adjustment of historical intangible assets acquired in the All Risks Acquisition to their estimated fair values. As part of the preliminary valuation analysis, Holdings LLC identified intangible assets, including customer relationships, trade names, and proprietary software. The final fair value determinations for the identifiable intangible assets may differ from this preliminary determination and such differences could be material. All of the identified intangible assets are definite lived. The following table summarizes the adjustment to amortization expense based on the fair value of identified definite-lived intangible assets with estimated assigned useful lives:

Year Ended December 31, 2020 (in thousands)
Estimated All Risks amortization expense based on the higher basis in acquired intangible assets	$52,323
Reversal of historical All Risks amortization expense	(638)

Transaction accounting adjustment related to amortization expense	$51,685

(2)

Reflects the adjustment of $34 million for the year ended December 31, 2020 to increase interest expense, including the related accretion of original issue discount and amortization of deferred issuance costs, as a result of (i) the elimination of historical interest expense incurred by Holdings LLC included in Holdings LLCs historical financial statements and (ii) the addition of interest expense as a result of refinancing the term loan facility and revolving loan facility in connection with the All Risks Acquisition. Borrowings under the term loan facility bear interest at LIBOR, subject to a 75 basis point floor, plus 3.25%, and borrowings under the revolving loan facility bear interest at LIBOR, subject to a 75 basis point floor, plus up to 3.25% and commitment fees up to 0.50%. If the interest rates differed from the rates used in the pro forma interest expense by 0.125%, the pro forma interest expense adjustment would have increased or decreased by approximately $2 million.

Year Ended December 31, 2020 (in thousands)
Reversal of Interest expense related to long-term debt refinanced as part of the All Risks Acquisition (including accretion of original issue discount)	$(18,334)
Reversal of amortization of deferred issuance costs	(924)
Addition of interest expense as a result of Holdings LLC’s refinancing in connection with the All Risks Acquisition	52,868

Transaction accounting adjustment related to interest expense	$33,610

(3)

Reflects the adjustment of $11 million for the year ended December 31, 2020 to increase compensation and benefits expense as a result of the overall increase in compensation expense due to Holdings LLC’s acquisition of certain long-term incentive plan awards in the All Risks Acquisition. The awards which have continued vesting post-acquisition vest based on the achievement of various service conditions, and the awards are cash-settled.

Transaction Accounting Adjustments related to the Organizational Transactions

The following adjustments have been reflected in the unaudited consolidated pro forma statements of income for the three months ended March 31, 2021 and for the year ended December 31, 2020 and are related to the Organizational Transactions, including this offering. Adjustments related to the Tax Receivable Agreement did not have an impact on the unaudited consolidated pro forma statements of income.

(4)

Following the Organizational Transactions, the Company became and will continue to be subject to United States federal income taxes, in addition to state and local taxes, with respect to the Company’s allocable share of any net taxable income of Holdings LLC. The adjustment is calculated by multiplying the pro forma income by the        % of federal and state statutory tax rate and the        % economic interest the Company holds in Holdings LLC, respectively.

(5)

Following the Organizational Transactions, Ryan Specialty Group Holdings, Inc. will become the sole managing member of Holdings LLC, and upon consummation of this offering, Ryan Specialty Group Holdings, Inc. will initially own approximately        % of the economic interest in Holdings LLC but will have         % of the voting power and control the management of Holdings LLC. The ownership percentage held by the non-controlling interest will be approximately         %. Net income attributable to the non-controlling interest will represent approximately         % of net income.

5.	Pro Forma Earnings (Loss) per Share

The weighted average number of shares underlying the basic earnings per share calculation reflects only the                  shares of Class A common stock outstanding after this offering as they are the only outstanding shares which participate in distributions or dividends by Ryan Specialty Group Holdings, Inc. A portion of the Class A common stock to be sold in this offering is not included in the pro forma basic and diluted net income per share calculations as the proceeds received from the sale of these shares, with respect to the newly issued LLC Units, will be distributed to Holdings LLC to (i) pay expenses incurred in connection with this offering and other Organizational Transactions and (ii) for general corporate purposes, see “Use of Proceeds.” Further, substantially concurrent with this offering, Holdings LLC also expects to repurchase preferred units held by the Ryan Parties with cash on hand. Pro forma diluted earnings per share is computed by dividing pro forma net income attributable to Ryan Specialty Group Holdings, Inc. by the pro forma weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities using the treasury stock method or the if-converted method, if dilutive. Shares of Class B common stock do not have economic rights and therefore are not included in the calculation of pro forma earnings per share.

LLC Units may be exchanged for shares of our Class A common stock or, at our election, for cash. The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled. After evaluating the potential dilutive effect under the if-converted method, the outstanding LLC Units for the assumed exchange of non-controlling interests were determined to be                  and thus were                  the computation of diluted earnings per share.

The diluted weighted average share calculation assumes that certain equity awards were issued and outstanding at the beginning of the period. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share (in thousands, except per share data).

	For the Three Months Ended March 31, 2021	For the Year Ended December 31, 2020
Earnings per share of Class A common stock
Numerator:
Net income attributable to Ryan Specialty Group Holdings, Inc.’s shareholders (basic)	$	$
Income/loss allocated to the under the method
Net income attributable to Ryan Specialty Group Holdings, Inc.’s shareholders (diluted)
Denominator:
Weighted average of shares of Class A common stock outstanding (basic)
Incremental shares of Class A common stock attributable to dilutive instruments
Weighted average of shares of Class A common stock outstanding (diluted)
Basic earnings per share	$	$
Diluted earnings per share	$	$

6.	Management’s Adjustments related to the All Risks Acquisition

Management expects to realize certain run-rate synergies and dis-synergies as compared to the historical combined revenue and expenses of Holdings LLC and All Risks operating independently. The synergies are expected to result from the elimination of duplicative costs, integration of personnel, and the way the post-acquisition company will be integrated and managed prospectively. In addition, revenue dis-synergies related to All Risks are expected to occur due to expected loss of clients post-acquisition. Actions to achieve synergies commenced shortly after the All Risks Acquisition and are expected to occur through late 2022. Management’s adjustments, which are based on estimated run-rate cost synergies and revenue dis-synergies, are not reflected in the unaudited consolidated pro forma statements of income. Management expects that its integration of All Risks will result in approximately $25 million in annual run-rate synergies net of dis-synergies related to compensation and benefits savings, general and administrative savings, and revenue dis-synergies. Approximately $5 million of the run-rate synergies and dis-synergies are reflected in the unaudited consolidated pro forma statement of income for the year ended December 31, 2020.

Material limitations of these adjustments include not fully realizing the anticipated benefits, taking longer to realize these cost savings, or other adverse effects that Holdings LLC does not currently foresee. Further, there may be additional charges incurred in achieving these cost savings, such as severance and benefit costs, for which management cannot determine the nature and amount as of the date of this prospectus, and thus, such charges are not reflected in the unaudited condensed consolidated pro forma statements of income. These adjustments reflect all Management’s Adjustments that are, in the opinion of management, necessary to a fair statement of the unaudited condensed consolidated pro forma financial information presented. Future results may vary significantly from the unaudited condensed consolidated pro forma financial information presented because of various factors, including those discussed in “Risk Factors” within this prospectus.

In addition to the $5 million in synergies net of dis-synergies reflected in the unaudited consolidated pro forma statement of income for the year ended December 31, 2020, if the synergies and dis-synergies of the All Risks Acquisition had been fully reflected as of January 1, 2020, management estimates that the following run-rate compensation and benefits expenses and general and administrative expenses would not have been incurred, on a pre-tax basis:

•

For the three months ended March 31, 2021, $         million related to employee termination benefits and retention costs, inclusive of $         million related to direct costs for four employees who retired as of the Acquisition Date, as well as $         million related to consolidating leased office space and other professional fees.

•

For the year ended December 31, 2020, $21 million related to employee termination benefits and retention costs, inclusive of $1 million related to direct costs for four employees who retired as of the Acquisition Date, as well as $1 million related to consolidating leased office space and other professional fees.

In addition, management estimates that $         million and $2 million in revenue for the three months ended March 31, 2021 and for the year ended December 31, 2020, respectively, would not have been recognized, on a pre-tax basis as a result of All Risks revenue dis-synergies following the acquisition.

Management estimates one-time costs to achieve synergies in the range of $30 million to $35 million, of which approximately $11 million are included in the unaudited consolidated pro forma statement of income for the year ended December 31, 2020.

The tax effect has been calculated based on the effective blended federal and state statutory rates applicable to the aforementioned adjustments of approximately                     .

The following tables present the estimated effects on the unaudited condensed consolidated pro forma statements of income from the elimination of the identified expenses (in thousands):

Three months ended March 31, 2021
	Pro Forma Combined	Management’s Adjustments	As Adjusted
Net commissions and fees revenue
Compensation and benefits expenses
General and administrative expenses

Income Before Income Taxes
Income tax expense
Net Income
Net loss attributable to non-controlling interests (net of tax)

Net Income Attributable to Members

Net Income per share:
Basic
Diluted

	Year ended December 31, 2020
	Pro Forma Combined	Management’s Adjustments	As Adjusted
Net commissions and fees	$1,185,684	$(1,718)	$1,183,966
Compensation and benefits expenses	808,352	(20,901)	787,451
General and administrative expenses	128,053	(1,291)	126,762

Income Before Income Taxes	$19,660	$20,474	$40,134
Income tax expense	8,952	—	8,952

Net Income	$10,708	$20,474	$31,182
Net loss attributable to non-controlling interests (net of tax)	(2,409)	—	(2,409)

Net Income Attributable to Members	$8,299	$20,474	$28,773

Net Income per share:
Basic
Diluted

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the sections entitled “Prospectus Summary“, “Selected Consolidated Financial Data” and our audited financial statements and our unaudited interim condensed financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflects historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the Organizational Transactions, including the completion of this offering. See “Organizational Structure.” This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors.” Please also see “Special Note Regarding Forward Looking Statements.”

The following discussion provides commentary on the financial results derived from the consolidated financial statements for the years ended December 31, 2020 and 2019 prepared in accordance with accounting principles generally accepted by the United States of America (GAAP). For more information, see our consolidated financial statements. In addition, we regularly review the following Non-GAAP measures when assessing its performance: Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin. See “Key Performance Indicators and Non-GAAP Financial Measures” for more information.

Overview

Founded by Patrick G. Ryan in 2010, we are a rapidly-growing service provider of specialty products and solutions for insurance brokers, agents and carriers. We provide distribution, underwriting, product development, administration and risk management services by acting as a wholesale broker and a managing general underwriter.

Our mission is to provide industry-leading innovative specialty insurance solutions for insurance brokers, agents and carriers.

For retail insurance brokers, we assist in the placement of complex or otherwise hard-to-place risks. For insurance carriers, we work with retail and wholesale insurance brokers to source, onboard, underwrite and service these same risks. A significant majority of the premiums we place are bound in the E&S market, which includes Lloyd’s. There is often significantly more flexibility in terms, conditions, and rates in the E&S market relative to the Admitted or “standard” insurance market. We believe that the additional freedom to craft bespoke terms and conditions in the E&S market allows us to best meet the needs of our trading partners, provide unique solutions and drive innovation. We believe our success has been achieved by providing best-in-class intellectual capital, leveraging our trusted and long-standing relationships, and developing differentiated solutions at a scale unmatched by many of our competitors.

Significant Events and Transactions

Effects of the Reorganization on Our Corporate Structure

Ryan Specialty Group Holdings, Inc. was incorporated in March 2021 and formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Ryan Specialty Group Holdings, Inc. will be a holding company and its sole material asset will be an ownership interest in Ryan Specialty Group, LLC. For more information regarding our reorganization and holding company structure, see “Organizational Structure—Organizational Transactions.” Upon completion of this offering, all of our business will be conducted through Ryan Specialty Group, LLC, and the financial results of Ryan Specialty Group, LLC will be included in the consolidated financial statements of Ryan Specialty Group Holdings, Inc.

Ryan Specialty Group, LLC has been treated as a pass-through entity for U.S. federal and state income tax purposes and accordingly has not been subject to U.S. federal or state income tax. After consummation of this offering, Ryan Specialty Group, LLC will continue to be treated as a pass-through entity for U.S. federal and state income tax purposes. As a result of its ownership of LLC Units in Ryan Specialty Group, LLC, Ryan Specialty Group Holdings, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Ryan Specialty Group, LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations and we will be required to make payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders and Onex pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. We intend to cause Ryan Specialty Group, LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See ‘‘Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC’’ and ‘‘Organizational Structure—Tax Receivable Agreement.”

Response to COVID-19

An outbreak of a novel strain of the coronavirus, COVID-19, was recognized as a pandemic by the World Health Organization on March 11, 2020. Our leadership took decisive, timely steps to protect the health, safety and wellbeing of our employees, their families and trading partners by closing nearly all in-office operations, restricting business travel and transitioning to a remote work environment. The investments we made in our culture, trading partner relationships, business, technology and IT team members allowed for a seamless transition. We plan to continue to largely work remotely through at least June 2021 in order to best protect our RSG family. As a result of the success of our remote work operations during the pandemic, we are exploring ways in which to incorporate remote work flexibility into our post-pandemic operating model.

While the pandemic has had a significant detrimental effect on numerous segments of the global economy, it provided opportunities for many aspects of our Wholesale Brokerage, Binding Authority and Underwriting Management Specialties. We believe the pandemic resulted in an increased flow of submissions into the E&S market and a further hardening of E&S insurance rates (which had already been happening since 2019), thereby yielding higher premiums. As a result, many of our specialties experienced an increase in the number of accounts handled and higher premium rates, on average, thereby increasing our commissions.

Highlighting the resilience of our business, the dedication of our workforce, and the E&S market opportunities created by the pandemic, we completed the All Risks Acquisition (the largest in our history), made substantial progress on our ambitious integration and restructuring plan and realized 20.4% organic revenue growth for 2020, all in the midst of the pandemic.

While we believe our business and operations have thus far performed at a high level of efficiency and achieved historic results throughout the pandemic, there are no comparable recent events which may provide guidance as to the ultimate effect of the spread of COVID-19 and a global pandemic. As a result, the final impact of the pandemic or a similar health epidemic remains uncertain, particularly if variants of the virus develop, vaccines are not distributed at a suitable pace or prove less effective than anticipated, and/or the pandemic otherwise continues beyond current expectations. The effects could yet have a material impact on our results of operations. See “Risk Factors—Risks Related to Our Business and Industry” for a discussion of the risks related to the COVID-19 pandemic.

2020 Restructuring Plan

During the third quarter of 2020 and in conjunction with the All Risks Acquisition, we initiated a restructuring plan in an effort to reduce costs and increase efficiencies, streamline management reporting structures, and centralize functions across the Company to improve operating margin (the “Restructuring Plan”). The Restructuring Plan is expected to generate annual savings of $25 million as the plan is fully actioned by June 30, 2022. Initial savings of $5 million began to materialize in 2020 and full run-rate savings are expected to be realized by June 30, 2023. Of the $25 million of savings, approximately 90% relates to a reduction in workforce with the remaining 10% related to lease and contract terminations. The Restructuring Plan is expected to incur cumulative one-time charges of between

$30 million and $35 million, funded through operating cash flow. Restructuring costs will primarily be included in Compensation and Benefits expense with the remaining costs in General and Administrative expense. See Note 6 of Management’s adjustments to the “Unaudited Consolidated Pro Forma Financial Information” for further discussion.

We began recognizing costs associated with the Restructuring Plan in the third quarter of 2020 with total restructuring costs of $10.8 million as of December 31, 2020 offset by savings of approximately $5 million. Of the $10.8 million costs, $10.1 million was workforce-related with the remaining being general and administrative costs. Changes to the total savings estimate and timing of the Restructuring Plan may evolve as we continue to progress through the plan and evaluate other potential restructuring opportunities. The actual amounts and timing may vary significantly based on various factors.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Pursue Strategic Acquisitions

We have successfully integrated businesses complementary to our own to increase both our distribution reach and our product capabilities. We continuously evaluate acquisitions and intend to further pursue targeted acquisitions that complement our product capabilities or provide us access to new markets. We have previously made and intend to continue to make acquisitions with the objective of enhancing our human capital, product capabilities, entering natural adjacencies and expanding geographic footprint. Our ability to successfully pursue strategic acquisitions is dependent upon a number of factors, including sustained execution of a disciplined and selective acquisition strategy and our ability to effectively integrate targeted companies or assets and grow our business. We do not have agreements or commitments for any significant acquisitions at this time.

Deepen and Broaden our Relationships with Retail Broker Partners

We have deep engagement with our retail broker partners. We believe we have the ability to transact in even greater volume with nearly all of our existing retail brokerage trading partners. For example, in 2020, our revenue derived from the Top 100 firms (as ranked by Business Insurance) expanded faster than 20%. Our ability to deepen and broaden relationships with our retail broker partners and increase sales is dependent upon a number of factors, including satisfaction with our distribution reach and our product capabilities, competition, pricing, economic conditions and spending on our product offerings.

Build our National Binding Authority Business

We believe there is substantial opportunity to continue to grow our binding authority business, as we believe that both M&A consolidation and panel consolidation are in nascent stages in the binding authority market. Our ability to grow our binding authority business is dependent upon a number of factors, including the quality of our services and product offerings, marketing and sales efforts to drive new business prospects and execution, new product offerings, the pricing and quality of our competitors’ offerings and the growth in demand of the insurance products.

Invest in Operation and Growth

We have heavily invested in building a durable business that is able to adapt to the continuously evolving E&S market and intend to continue to do so. We are focused on enhancing the breadth of our product offerings as well as developing and launching new solutions to address the evolving needs of the specialty insurance industry. Our future success is dependent on our ability to successfully develop, market and sell existing and new products to both new and existing retail broker partners.

Generate Commission Regardless of the State of the Specialty Insurance Market

We generate commissions, which are calculated as a percentage of the total insurance policy premium, and fees. A softening of the insurance market or specialty lines that are our focus, characterized by a period of declining premium rates, could negatively impact our profitability.

Address Costs of being a Public Company

To operate as a public company, we will be required to continue to implement changes in certain aspects of our business and develop, manage and train management level and other employees to comply with ongoing public company requirements. We will also incur new expenses as a public company, including public reporting obligations, increased professional fees for accounting, proxy statements, shareholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees, legal fees and offering expenses.

Summary of Financial Performance Highlights

	For the years ended December 31,		Year - Over - Year Change
(in thousands, except percentages)	2020	2019	$	%
GAAP financial measures
Total revenue	$1,018,274	$765,111	$253,163	33.1%
Total operating expenses	859,736	664,073	195,663	29.5
Operating income	158,538	101,038	57,500	56.9
Net income	70,513	63,057	7,456	11.8
Net income attributable to members	68,104	64,166	3,938	6.1
Net Income Margin	6.9%	8.2%
Non-GAAP financial measures*
Organic Revenue Growth Rate	20.4%	17.5%
Adjusted EBITDAC	$293,507	$191,427	$102,080	53.3%
Adjusted EBITDAC Margin	28.8%	25.0%
Adjusted Net Income	$185,426	$114,642
Adjusted Net Income Margin	18.2%	15.0%	70,784	61.4%

*For a reconciliation of Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin to the most directly comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Data.”

The following is a summary of the 2020 financial results from operations:

•

Revenue increased 33.1% year-over-year to $1,018.3 million. Of the 33.1% increase, organic growth accounted for 20.4% of the increase, and the remaining 12.7% increase was primarily attributable to four months of revenue from the recently completed All Risks Acquisition. We generated organic revenue growth through a combination of winning business with new clients and expanding relationships with existing clients. In 2020 organic growth was accelerated by a large number of risks flowing out of the Admitted market and into the E&S market, where we predominantly operate. Further, multiple classes of risk saw year-over-year premium rate increases, which increases our revenue through increased commissions and fees, which are calculated as a percentage of the total insurance policy premium.

•

Operating expenses increased 29.5% year-over-year to $859.7 million. This increase was primarily driven by compensation expense, which is heavily correlated to revenue growth as many of our Producers and underwriters are compensated based on a percentage of their book of business. In addition to compensation, costs related to our restructuring plan, other non-recurring compensation and acquisition-related expenses were also drivers of this increase.

•	Operating income increased 56.9% year-over-year to $158.5 million due to the factors described above.

•	Net Income increased 11.8% year-over-year to $70.5 million.

•	Organic Revenue Growth Rate was 20.4% in 2020—see “Key Performance Indicators and Non-GAAP Financial Measures” for further information.

•	Adjusted EBITDAC, increased 53.3% year-over-year to $293.5 million—see “Key Performance Indicators and Non-GAAP Financial Measures” for further information.

•	Adjusted EBITDAC Margin increased to 28.8% in 2020 from 25.0% in 2019—see “Key Performance Indicators and Non-GAAP Financial Measures” for further information.

•

Net Income Margin decreased to 6.9% in 2020 from 8.2% in 2019 as a result of the non-operating loss associated with the change in fair value of the embedded derivatives on the redeemable Class B preferred units, acquisition-related expenses associated with All Risks, and restructuring costs.

•

In 2020, Adjusted Net Income and Adjusted Net Income Margin increased to $185.4 million and 18.2% from $114.6 million and 15.0% in 2019—see “Key Performance Indicators and Non-GAAP Financial Measures” for further information.

Results of Operations

Below is a summary table of the financial results and Non-GAAP measures that we find relevant to our business operations:

	For the years ended December 31,		Year - Over - Year Change
(in thousands, except percentages)	2020	2019	$	%
Revenue
Net commissions and fees	$1,016,685	$758,448	$258,237	34.0%
Fiduciary investment income	1,589	6,663	(5,074)	(76.2)

Total revenue	$1,018,274	$765,111	$253,163	33.1%

Expenses
Compensation and benefits	686,155	494,391	191,764	38.8
General and administrative	107,381	118,179	(10,798)	(9.1)
Amortization	63,567	48,301	15,266	31.6
Depreciation	3,934	4,797	(863)	(18.0)
Change in contingent consideration	(1,301)	(1,595)	294	(18.4)

Total operating expenses	$859,736	$664,073	$195,663	29.5%

Operating income	$158,538	$101,038	$57,499	56.9%

Interest expense	(47,243)	(35,546)	(11,697)	32.9
Income (loss) from equity method investment in related party	440	(978)	1,418	(145.0)
Other non-operating (loss) income	(32,270)	3,469	(35,739)	NM

Income before income taxes	$79,465	$67,983	$11,482	16.9%
Income tax expense	(8,952)	(4,926)	4,026	81.7
Net income	$70,513	$63,057	$7,456	11.8%
Net (income) loss attributable to non-controlling interests, net of tax	(2,409)	1,109	(3,518)	NM

Net income attributable to members	$68,104	$64,166	$3,938	6.1%

GAAP financial measures
Revenue	$1,018,274	$765,111	$253,163	33.1%
Net Income	$70,513	$63,057	$7,456	11.8%
Net Income Margin	6.9%	8.2%
Non-GAAP financial measures*
Organic Revenue Growth Rate	20.4%	17.5%
Adjusted Net Income	$185,426	$114,642	$70,784	61.4%
Adjusted Net Income Margin	18.2%	15.0%
Adjusted EBITDAC	$293,507	$191,427	$102,080	53.3%
Adjusted EBITDAC Margin	28.8%	25.0%

*	These measures are Non-GAAP. Please refer to the section entitled “Key Performance Indicators and Non-GAAP Financial Measures” below for definitions and reconciliations to the nearest GAAP measure.

Comparison of Year-over-Year Results of Operations

Revenue

Net Commissions and Fees

Net commissions and fees are derived primarily by commissions from our three Specialties as a percentage of the total insurance policy premium. We are paid commissions for our role as an intermediary in facilitating the placement of coverage in the insurance distribution chain. In our Wholesale Brokerage and Binding Authority Specialties, we generally work with retail insurance brokers to secure insurance coverage for their clients, who are the ultimate insured party. In our Underwriting Management Specialty, we generally work with retail insurance brokers and often other wholesale brokers and to secure insurance coverage for the ultimate insured party. Our commissions and fees are usually a percentage of the premium paid by the insured and generally depend on the type of insurance, the carriers involved and the nature of the services we provide in a given transaction. We share a portion of these commissions with the retail insurance broker and recognize revenue on a net basis. Additionally, carriers may also pay us a contingent commission or volume based commission, both of which represent forms of contingent or supplemental consideration associated with the placement of coverage and are based primarily on underwriting results, but may also contain considerations for only volume, growth and/or retention. We also receive loss mitigation and other fees that are not dependent on the placement of a risk.

Net commissions and fees increased by $258.2 million or 34% from $758.4 million to $1,016.7 million in 2020 as compared to the prior year. Our Organic Revenue Growth Rate was 20.4% on a consolidated basis for 2020.

For the years ended December 31,	2020	% of Revenue	2019	% of Revenue	Change
Wholesale Brokerage	$673,090	66.2%	$508,503	67.0%	$164,588	32.4%
Binding Authorities	131,876	13.0	94,914	12.5	36,962	38.9
Underwriting Management	211,719	20.8	155,031	20.4	56,688	36.6

Total net commissions and fees	$1,016,685		$758,448		$258,237	34.0%

Wholesale Brokerage net commissions and fees increased by $164.6 million or 32.4% in 2020 as compared to 2019. In addition to strong organic growth in this Specialty, the All Risks Acquisition drove an increase in revenue of $36.9 million through four months of contribution.

Binding Authority net commissions and fees increased by $37.0 million or 38.9% in 2020 as compared to 2019. In addition to strong organic growth in this Specialty, an increase in revenue of $13.8 million was related to the All Risks Acquisition in 2020 and $13.4 million related to other acquisitions in 2019.

Underwriting Management net commissions and fees increased by $56.7 million or 36.6% in 2020 as compared to 2019. In addition to strong organic growth in this Specialty, the All Risks Acquisition represented $22.0 million of growth in 2020 through four months of contribution. Ryan Re, our Reinsurance MGU which began operations in 2019, produced organic revenue growth of $15.1 million in 2020.

The following table sets forth our revenue by type of commission and fee for the years ended December 31, 2020 and 2019:

For the years ended December 31,	2020	% of Revenue	2019	% of Revenue	Change
Net commissions and policy fees	$968,551	95.3%	$718,288	94.8%	$249,263	34.7%
Supplemental and contingent commissions	30,835	3.0	22,884	3.0	7,950	34.7
Loss mitigation and other fees	17,299	1.7	16,275	2.1	1,024	6.3

Total net commissions and fees	$1,016,685		$758,448		$258,237	34.0%

Net commissions and policy fees as well as supplemental and contingent commissions increased 34.7% just ahead of overall net commissions and fee revenue growth of 34.0% in 2020 as compared to 2019. Loss mitigation and other fees grew only 6.3% in the period from 2019 to 2020 primarily due to reduced merger and acquisition activity in 2020 over 2019.

The 34.7% increase in net commissions and policy fees was primarily driven by volume from winning business with new clients and expanding relationships with existing clients and an increase in the number of risks flowing out of the Admitted market and into the E&S market. In aggregate, we experienced marginal but not material increases in commission rates.

Fiduciary Investment Income

Fiduciary investment income decreased by $5.1 million or 76.2% in 2020 as compared to 2019. While the average fiduciary asset balances increased year-over-year, the overall income fell due to the declining interest rate environment.

Expenses

Compensation and Benefits Expense

Compensation and benefits is our largest expense. It consists of (a) salary, incentives and benefits paid and payable to employees, and commissions paid to our Producers; and (b) equity-based compensation associated with the grants of restricted interest awards to employees and executives. We operate in competitive markets for human capital and we need to maintain competitive compensation levels as we expand geographically and create new products and services.

Compensation and benefits expense increased by $191.8 million or 38.8% from $494.4 million to $686.2 million in 2020 as compared to 2019. The following were the principal drivers of this increase:

•	Headcount increased to 3,313 full-time employees as of December 31, 2020 from 2,423 full-time employees as of December 31, 2019, primarily as a result of the All Risks Acquisition;

•	Commissions increased $81.5 million or 38.2% between periods, driven by the 33.1% increase in revenue discussed above;

•

The Restructuring Plan contributed incremental costs of $5.1 million, representing total workforce-related expenses of $10.1 million less approximately $5 million in savings (see “Significant Events and Transactions—2020 Restructuring Plan” for further information);

•

$11.3 million impact from acquisition related long-term incentive compensation, reflecting our assumption of obligations in the All Risks Acquisition. All Risks had previously established various performance and service based long-term incentive plans for executives, producers and key employees which provided that upon a change of control event, the aggregate amount payable under each plan would be calculated and fixed upon close of the change of control event. We expect to recognize acquisition related long-term incentive compensation expense of approximately $33 million in 2021 and an aggregate of approximately $25 million thereafter; and

•

$4.5 million increase in costs under a prepaid incentive program that was discontinued at the end of 2020. Our equity and other incentive plans are now used in lieu of any prepaid incentive arrangements to attract and retain industry leading talent. The remaining expense associated with these incentives is approximately $43 million, which we expect to recognize over the next seven years as service conditions are met, of which $8.2 million is expected to be recognized in 2021.

We expect to continue to experience a general rise in commissions, salaries, incentives and benefits expense commensurate with our expected growth in business volume, revenue and headcount.

General and Administrative Expense

General and administrative expense includes travel and entertainment expenses, office expenses, accounting, legal and other professional fees, and other costs associated with our operations. Our occupancy-related costs and professional services expenses, in particular, generally increase or decrease in relative proportion to the number of our employees and the overall size and scale of our business operations.

General and administrative expense decreased by $10.8 million or 9.1% from $118.2 million to $107.4 million in 2020 as compared to 2019. The main driver of the decrease was a reduction in overall travel and entertainment expense of $19 million due to travel restrictions from the pandemic. We do not expect to maintain the same level of reduced travel and entertainment but will explore ways to incorporate remote work flexibility into a post-pandemic operating model. This decrease in 2020 was partially offset by expenses incurred to accommodate revenue expansion, such as IT, insurance and occupancy, and an increase of $7.3 million of professional services and other costs associated with the acquisition of All Risks. In addition, we incurred $8.6 million in non-recurring costs in 2019 from the discontinuation of certain program business, which also contributed to the decrease between periods. Annual revenues of less than $10 million were associated with the discontinued property insurance program and high value disability business.

Amortization Expense

Amortization expense increased by $15.3 million or 31.6% from $48.3 million to $63.6 million in 2020 as compared to 2019. The main driver was an increase of approximately $26.2 million of amortization from acquired intangibles from the All Risks acquisition in the last four months of 2020, offset by a reduction to the full year impact of declining rates of amortization from acquired intangibles in prior years. Our intangible assets increased $439.5 million at December 31, 2020 as compared to December 31, 2019.

Interest Expense

Interest expense increased $11.7 million or 32.9% from $35.5 million to $47.2 million in 2020 as compared to 2019. The main driver of the change in interest expense during 2020 was the $916.3 million increase in total debt, which was undertaken in connection with the All Risks Acquisition.

Other Non-Operating Income (Loss)

Other non-operating income (loss) decreased by $35.8 million to a loss of $32.3 million in 2020 as compared to income of $3.5 million in 2019. The main driver of the loss was the change in the fair value of the embedded derivatives of our redeemable Class B preferred units. This embedded derivative is a make whole penalty payable if the redeemable Class B preferred units are redeemed in less than five years. We issued 150,000 of redeemable Class B preferred units containing this make whole penalty in 2018 and 110,000 of redeemable Class B preferred units containing this make whole penalty in 2020. The resulting loss recorded in 2020 is primarily related to the recognition of a charge that represents the present value of a probability weighted expense for the make whole penalty of both of the above issuances of redeemable Class B preferred Units.

Pre-tax Income from Continuing Operations

Due to the factors above, pre-tax income from continuing operations increased $11.5 million or 16.9% from $68.0 million to $79.5 million in 2020 as compared to 2019.

Income Tax Expense

Income tax expense has increased $4.0 million or 81.7% from $4.9 million to $9.0 million in 2020 as compared to 2019 as a result of the liquidation of one of our taxable C corporations and increased earnings from our foreign subsidiaries subject to entity level taxation.

Net Income

Net income increased $7.5 million or 11.8% from $63.1 million to $70.5 million in 2020 as compared to the prior year as a result of the factors described above.

Non-Controlling Interest

Our historical financial statements include the non-controlling interest related to the net income attributable to Ryan Re.

Key Performance Indicators and Non-GAAP Financial Measures

We consider a variety of financial measures in assessing the performance of our business. We regularly review the following Non-GAAP measures when assessing the its performance: Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin. See “Key Performance Indicators and Non-GAAP Financial Measures” for more information. Our use of Non-GAAP financial measures may vary from the use of similar terms by other companies in our industry and accordingly may not be comparable to similarly titled measures used by other companies. As a result, Non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for the consolidated financial statements prepared and presented in accordance with GAAP.

Organic Revenue Growth Rate

Organic Revenue Growth Rate is a Non-GAAP measure that we use to help management and investors evaluate business growth from existing clients, which provides a meaningful and consistent manner to evaluate such growth without the impacts of acquisitions which affects the comparability of results from period to period. The Organic Revenue Growth Rate represents the percentage change in revenue, as compared to the same period for the year prior, adjusted for revenue attributable to recent acquisitions and other adjustments including contingent commissions, fiduciary investment income, and foreign exchange rates.

This supplemental information related to the Organic Revenue Growth Rate represents a measure not in accordance with U.S. GAAP and should be viewed in addition to, not instead of, the consolidated financial statements. Industry peers provide similar supplemental information about their revenue performance, although they may not make identical adjustments.

A reconciliation of this Non-GAAP measure to the reported change in total revenue for the years ended December 31, 2020 compared to 2019, the respective most closely comparable GAAP measure, is as follows (in percentages):

Organic Revenue Growth Rate Reconciliation

For the years ended December 31	2020	2019
Total Revenue Change (GAAP) (1)	33.1%	25.3%
Less: Mergers and Acquisitions (2)	(12.9)	(7.9%)
Change in Other (3)	0.2	0.1%

Organic Revenue Growth Rate (Non-GAAP)	20.4%	17.5%

(1)

December 31, 2020 revenue of $1,018.3 million less December 31, 2019 revenue of $765.1 million is a $253.2 million year-over-year change. The change, $253.2 million, divided by the December 31, 2019 revenue of $765.1 million is a total revenue change of 33.1%. December 31, 2019 revenue of $765.1 million less December 31, 2018 revenue of $610.6 million is a $154.5 million year-over-year change. The change, $154.5 million, divided by the December 31, 2018 revenue of $610.6 million is a total revenue change of 25.3%. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further details.

(b)

The mergers and acquisitions adjustment excludes the first 12 months of net commission and fees revenue generated from acquisitions. The total adjustment for 2020 and 2019 was $98.4 million and $48.1 million, respectively.

(c)

The other adjustments excludes the year-over-year change in contingent commissions, fiduciary investment income, and foreign exchange rates. The total adjustment for 2020 and 2019 was $1.6 million and $0.3 million, respectively.

Adjusted EBITDAC and Adjusted EBITDAC Margin

We believe that Adjusted EBITDAC and Adjusted EBITDAC Margin provide relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by management because it provides a clear representation of our operating performance and the profitability of our business on a run-rate basis, improves comparability between periods, and eliminates the impact of the items that do not relate to the ongoing operating performance of the business. We define Adjusted EBITDAC as Net Income before interest expense, income tax expense, depreciation, amortization, and change in contingent consideration, adjusted to reflect items such as (i) equity-based compensation, (ii) acquisition-related expenses, and (iii) other exceptional or non-recurring items, as applicable. Adjusted EBITDAC Margin is defined as Adjusted EBITDAC divided by total revenue.

Adjusted EBITDAC and Adjusted EBITDAC Margin may be useful to an investor in evaluating our operating performance, efficiency and liquidity because these measures:

•

is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company to company depending upon acquisition activity, capital structure and eliminates the impact of expenses that do not relate to business performance, among other factors; and

•	is used by our leadership and Board for assessing financial performance, strategic planning, and forecasting.

Adjusted EBITDAC and Adjusted EBITDAC Margin have limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. These measures also do not deduct earnings related to the non-controlling interest in Ryan Re.

A reconciliation of Adjusted EBITDAC and Adjusted EBITDAC Margin to Net Income and Net Income Margin, the most directly comparable GAAP measures, for each of the periods indicated is as follows (in thousands):

(in thousands)	For the year ended December 31, 2020	For the year ended December 31, 2019
Total Revenue	$1,018,274	$765,111

Net Income	$70,513	$63,057
Interest expense	47,243	35,546
Income tax expense	8,952	4,926
Depreciation	3,934	4,797
Amortization	63,567	48,301
Change in contingent consideration	(1,301)	(1,595)

EBITDAC	$192,908	$155,032
Acquisition-related expense (1)	18,286	9,996
Acquisition-related long-term incentive compensation (2)	13,064	2,054
Restructuring and related expense (3)	12,890	—
Amortization and expense related to discontinued prepaid incentives (4)	14,173	9,681
Other non-operating loss (income) (5)	32,270	(3,469)
Equity based compensation (6)	10,800	7,848
Discontinued programs expense (7)	(789)	8,595
Other non-recurring items (8)	346	712

(Income) / loss from equity method investments in related party	(440)	978

Adjusted EBITDAC (9)	$293,507	$191,427

Net Income Margin (10)	6.9%	8.2%

Adjusted EBITDAC Margin (11)	28.8%	25.0%

(1)	The acquisition-related expense includes diligence, transaction-related, and integration costs.
(2)	Acquisition-related long-term incentive compensation arises from long-term incentive plans associated with acquisitions.
(3)

The restructuring and related expense consists of compensation and benefits, occupancy and other costs related to the Company’s restructuring plan initiated after the All Risks Acquisition. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See Note 5. Restructuring. The remaining costs that preceded the restructuring plan were associated with organizational design, other severance, and non-recurring lease costs.

(4)	Amortization and expense related to discontinued prepaid incentive programs. – see Note 16. Employee Benefit Plans, Prepaid and Long-Term Incentives in the consolidated financial statements.
(5)

Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value is due to the increased likelihood of a Realization Event, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See Note 14. Redeemable preferred units in the consolidated financial statements. This non-operating loss (income) also includes the change in fair value of interest rate swaps which were discontinued in 2020, as well as a one-time gain on sale of an asset in 2019.

(6)	Equity based compensation reflects non-cash equity-based expense.
(7)	Discontinued programs expense includes costs associated with concluding specific programs that are no longer core to our business.
(8)

Other non-recurring items includes one-time impacts that do not reflect the core performance of the business, including one-time accounting costs associated with the adoption of new accounting standards for ASC 606 and ASC 842 as well as one-time non-income tax charges and tax and accounting consultancy costs associated with the evaluation of structure changes.

(9)	Consolidated Adjusted EBITDAC does not reflect a deduction for the Adjusted EBITDAC associated with the non-controlling interest in Ryan Re.
(10)	Net Income Margin is Net Income divided by total revenue.
(11)	Adjusted EBITDAC Margin, a non-GAAP measure, is Adjusted EBITDAC divided by total revenue. Adjusted EBITDAC Margin is most directly comparable to Net Income Margin under GAAP.

Adjusted Net Income and Adjusted Net Income Margin

We define Adjusted Net Income as tax-effected earnings before amortization and certain items of income and expense, gains and losses, equity-based compensation, acquisition-related long-term incentive compensation, acquisition-related expenses, costs associated with this offering and certain exceptional or non-recurring items. Adjusted Net Income Margin is calculated as Adjusted Net Income divided by total revenue.

Following the Organizational Transactions, we will be subject to United States federal income taxes, in addition to state, local, and foreign taxes, with respect to our allocable share of any net taxable income of Holdings LLC. This calculation incorporates the impact of federal and state statutory tax rates on 100% of our adjusted pre-tax income for comparability purposes.

Adjusted Net Income and Adjusted Net Income Margin, together with related margins may be useful to an investor in evaluating our operating performance, efficiency and liquidity because these measures:

•

are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company to company depending upon acquisition activity, capital structure and eliminates the impact of expenses that do not relate to business performance, among other factors; and

•	are used by our leadership and board of directors for assessing financial performance, strategic planning, and forecasting.

These Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. These measures also do not deduct earnings related to the non-controlling interest in Ryan Re.

A reconciliation of Adjusted Net Income and Adjusted Net Income Margin to Net Income and Net Income Margin, the most directly comparable GAAP measures, for each of the periods indicated is as follows (in thousands):

(in thousands, except percentages)	For the year ended December 31, 2020	For the year ended December 31, 2019
Total Revenue	$1,018,274	$765,111
Net Income	$70,513	$63,057
Income tax expense	8,952	4,926
Amortization	63,567	48,301
Amortization of capital issuance costs (1)	5,002	1,547
Change in contingent consideration	(1,301)	(1,595)
Acquisition-related expense (2)	18,286	9,996
Acquisition-related long-term incentive compensation (3)	13,064	2,054
Restructuring expense (4)	12,890	—
Amortization and expense related to discontinued prepaid incentives (5)	14,173	9,681
Other non-operating loss (income) (6)	32,270	(3,469)
Equity based compensation (7)	10,800	7,848
Discontinued programs expense (8)	(789)	8,595
Other non-recurring items (9)	346	712
(Income) / loss from equity method investments in related party	(440)	978

Adjusted Pre-Tax Income	$247,333	$152,631
Tax expense (10)	(61,907)	(37,989)

Adjusted Net Income (11)	$185,426	$114,642

Net Income Margin (12)	6.9%	8.2%
Adjusted Net Income Margin (13)	18.2%	15.0%

(1)	Interest Expense includes amortization of deferred issuance costs.
(2)	The acquisition-related expense includes diligence, transaction-related, and integration costs.
(3)	Acquisition-related long-term incentive compensation arises from long-term incentive plans associated with acquisitions.
(4)

The restructuring and related expense consists of compensation and benefits, occupancy and other costs related to the Company’s restructuring plan initiated after the All Risks Acquisition. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See Note 5. Restructuring. The remaining costs that preceded the restructuring plan were associated with organizational design, other severance, and non-recurring lease costs.

(5)	Amortization and expense related to discontinued prepaid incentive programs—see Note 16. Employee Benefit Plans, Prepaid and Long-Term Incentives in the consolidated financial statements.
(6)

Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value is due to the increased likelihood of a Realization Event, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See Note 14. Redeemable preferred units in the consolidated financial statements. This non-operating loss (income) also includes the change in fair value of interest rate swaps which were discontinued in 2020, as well as a one-time gain on sale of an asset in 2019.

(7)	Equity based compensation reflects non-cash equity-based expense.
(8)	Discontinued programs expense includes costs associated with concluding specific programs that are no longer core to our business.
(9)

Other non-recurring items includes one-time impacts that do not reflect the core performance of the business, including one-time accounting costs associated with the adoption of new accounting standards for ASC 606 and ASC 842 as well as one-time non-income tax charges and tax and accounting consultancy costs associated with the evaluation of structure changes.

(10)

The tax effect has been calculated based on the effective blended federal, state, local and foreign statutory rates of approximately of 25% for 2020 and 2019. The tax expense adjustment assumes the Company owns 100% of the non-voting common interest units of Holdings LLC for comparability purposes across periods.

(11)	Consolidated Adjusted Net Income does not reflect a deduction for the Adjusted Net Income associated with the non-controlling interest in Ryan Re.
(12)	Net Income Margin is Net Income divided by total revenue.
(13)	Adjusted Net Income Margin a non-GAAP measure, is Adjusted Net Income divided by total revenue. Adjusted Net Income Margin is most directly comparable to Net Income Margin under GAAP.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations. We believe that the balance sheet and strong cash flow profile of the business provides adequate liquidity. The primary sources of liquidity are cash on the balance sheet, cash flows provided by operations and debt capacity available under our credit facilities. The primary uses of liquidity are operating expenses, seasonal working capital needs, business combinations, and distributions to members. We believe that cash flows from operations and available credit facilities will be sufficient to meet the liquidity needs, including principal and interest payments on debt obligations, capital expenditures, and anticipated working capital requirements, for the next 12 months and beyond.

Cash on the balance sheet includes funds available for general corporate purposes. We will recognize fiduciary amounts due to others as fiduciary liabilities and fiduciary amounts collectible and held on behalf of others, including insurance policyholders, clients, other insurance intermediaries, and insurance carriers, as fiduciary assets in the Consolidated Statements of Financial Position. Fiduciary assets cannot be used for general corporate purposes. Unremitted insurance premiums and claims are held in a fiduciary capacity and the obligation to remit these funds is recorded as Fiduciary liabilities in the Consolidated Statements of Financial Position.

In our capacity as an insurance broker or agent, it collects premiums from insureds and, after deducting our commission, remits the premiums to the respective insurance underwriters. It also collects claims prefunding or refunds from carriers on behalf of insureds, which are then returned to the insureds. Unremitted insurance premiums and claim funds are held in a fiduciary capacity. The levels of fiduciary assets and liabilities can fluctuate significantly depending on when we collect the premiums, claims, and refunds, make payments to underwriters and insureds, and collect funds from clients and make payments on their behalf, and upon the impact of foreign currency movements. Fiduciary assets, because of their nature, are generally invested in very liquid securities with a focus on preservation of principal. To minimize investment risk, we and our subsidiaries maintain cash holdings pursuant to a Board-approved investment policy. The policy requires broad diversification of holdings across a variety of counterparties utilizing limits set by our Board, primarily based on credit rating and type of investment. Fiduciary assets included cash of $701.0 million and $383.0 million at December 31, 2020 and 2019, respectively, and fiduciary receivables of $1,395.0 million and $871.0 million at December 31, 2020 and 2019, respectively. While we earn investment income on fiduciary assets held in cash and investments, the cash and investments cannot be used for general corporate purposes.

Summary of Cash Flows

Cash and cash equivalents increased $260.6 million in 2020 compared to 2019. A summary of our cash flows provided by and used for continuing operations from operating, investing, and financing activities is as follows:

Cash Flows used for Operating Activities

Net cash provided by operating activities during the 12 months ended December 31, 2020 decreased $14.1 million, or 9%, from 2019 to $135.4 million. This amount represents net income reported, as adjusted for amortization and depreciation, prepaid and deferred equity compensation expense, as well as the change in commission and fees receivable, accrued compensation and other current assets and liabilities. The main drivers of the decrease in operating cash flows is due to the increase in net commissions and fees receivable and payments made on the long-term incentive plans resulting from mergers and acquisitions. We expect to make payments related these long-term incentive plans of $87.6 million in 2021.

Cash Flows from Investing Activities

Cash flows used for investing activities during the 12 months ended December 31, 2020 were $865.4 million, an increase of $691.9 million compared to 2019. The main drivers of cash flows used for investing activities were the All Risks Acquisition for $814.9 million, capital expenditures of $12.5 million and prepaid incentives of $9.3 million. We also contributed $23.5 million of capital in satisfaction of the final remaining capital commitment to its equity method investment in a Bermuda based reinsurance company, Geneva Re, a joint venture between Nationwide and Ryan Investment Holdings (“RIH”), an entity under our common control – see Note 19. Related Parties in the consolidated financial statements.

Cash Flows from Financing Activities

Cash flows provided by financing activities during the 12 months ended December 31, 2020 were $989.2 million, an increase of $961.2 million compared to 2019. The main drivers of cash flows provided by financing activities was $1,650.0 million of debt borrowings in 2020 reduced by the repayments on revolving credit facilities.

Other Liquidity Matters

We expect to have sufficient financial resources to meet their business requirements in the next 12 months, including the ability to service our debt and contractual obligations, finance capital expenditures and continue to make distributions to its shareholders. Although cash from operations is expected to be sufficient to service these activities, we have the ability to borrow under its credit facilities to accommodate any timing differences in cash flows. Additionally, under current market conditions, we believe that we could access capital markets to obtain debt financing for longer-term funding, if needed.

On September 1, 2020, we entered into the Credit Agreement with leading institutions, including JPMorgan Chase Bank, N.A., the Administrative Agent, for Term Loan borrowings totaling $1,650.0 million and a Revolving Credit Facility totaling $300.0 million, in connection with financing the All Risks Acquisition. Borrowings under the Revolving Credit Facility are permitted to be drawn for our working capital and other general corporate financing purposes and those of certain of our subsidiaries. Borrowings under the Credit Agreement are unconditionally guaranteed by certain of our subsidiaries and are secured by a lien and security interest in all of our assets. See Note 11. Debt in the consolidated financial statements for further information regarding our debt arrangements.

As of December 31, 2020, the interest rate on the Term Loan Facility was LIBOR, subject to a 75 basis point floor, plus 3.25%.

As of December 31, 2020, we were in compliance with all of the covenants under the Credit Agreement and there were no events of default for the year ended December 31, 2020.

As a result of its ownership of LLC Units in Holdings LLC, Ryan Specialty Group Holdings, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Holdings LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations and we will be required to make payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and the resulting amounts we are likely to pay out to LLC Unitholders and Onex pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. Assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect future payments under the Tax Receivable Agreement relating to the purchase by Ryan Specialty Holdings, Inc. of LLC Units in connection with this offering will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares and will range over the next 15 years from approximately $         million to $         million per year (or from approximately $         million to $         million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares). These estimates are based on the initial public offering price of $         per share of Class A common stock. Future payments in respect of subsequent exchanges or financings would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. We expect to fund these payments using cash on hand and cash generated from operations. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC” and “Organizational Structure—Tax Receivable Agreement.”

Contractual Obligations and Commitments

In connection with the investing and operating activities, as of December 31, 2020, we have entered into several contractual obligations. These obligations are further described within Note 11. Debt and Note 10. Leases in the consolidated financial statements. See notes for further description on provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the specified contractual obligations.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

The methods, assumptions, and estimates that we use in applying the accounting policies may require us to apply judgments regarding matters that are inherently uncertain. We consider an accounting policy to be a critical estimate if: (1) the Company must make assumptions that were uncertain when the judgment was made, and (2) changes in the estimate assumptions or selection of a different estimate methodology, could have a significant impact on our financial position and the results that our will report in the consolidated financial statements. While we believe that the estimates, assumptions, and judgments are reasonable, they are based on information available when the estimate was made.

Refer to Note 2. Summary of Significant Accounting Policies in the consolidated financial statements for further information on the critical accounting estimates and policies. Refer to Note 4. Merger and Acquisition Activity in the consolidated financial statements for further information on the critical accounting policies over business combinations and contingent considerations. Refer to Note 13. Equity-Based Compensation in the consolidated financial statements for the critical accounting estimates and policies related to equity-based compensation. Refer to Note 17. Fair Value Measurements in the consolidated financial statements for further information on pricing of the contingent considerations, derivative instruments and liabilities for which only fair value is disclosed. The critical accounting policies and corresponding judgments are as follows:

•

Revenue Recognition – The timing of revenue recognition and constraints applied to both supplemental and contingent commissions is based on estimates and assumptions. These commissions are paid to RSG based on the achievement of volume and/or underwriting profitability targets on the eligible insurance contracts placed. Because of the limited visibility into the satisfaction of performance indicators outlined in the contracts, RSG constrains such revenues until such time that the carrier provides explicit confirmation of amounts owed to us to avoid a significant reversal of revenue in a future period. The uncertainty regarding the ultimate transaction price for contingent commissions is principally the profitability of the underlying insurance policies placed as determined by the development of loss ratios maintained by the carriers. The uncertainty is resolved over the contractual term. We evaluate the assumptions applied and makes adjustments as experience changes.

•

Fair Value – The methods and assumptions used in accounting for business combinations includes the allocation of fair value of acquired net assets and contingent consideration, liabilities recorded and/or disclosed at fair value and equity-based compensation; and is based on significant estimates and assumptions.

•

Goodwill and Other Intangible Assets – The valuation methods and assumptions used in assessing the impairment of identified goodwill and other intangibles requires the exercise of judgment. Of the recorded goodwill as of December 31, 2020, $695.3 million resulted from the All Risks Acquisition which occurred during the period. GAAP allows for adjustments up to one year from acquisition and, as a result, additional adjustments to the recorded goodwill may be made during 2021. The Other Intangible Assets balance is primarily made up of Customer relationship intangible asset acquired from All Risks. The $476.8 million Customer relationship asset will be amortized over the weighted average estimated life of approximately 5 years.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks in the day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates.

About 3% of 2020 revenues are generated from activities in the United Kingdom and Europe. We are exposed to currency risk from the potential changes between the exchange rates of the US Dollar, Canadian Dollar, British Pound, Euro, Swedish Krona, Danish Krone, and other European currencies. The exposure to foreign currency risk from the potential changes between the exchange rates between the USD and other currencies is immaterial.

Interest Rate Risk

Fiduciary investment income is affected by changes in international and domestic short-term interest rates.

As of December 31, 2020, we had $1.65 billion of long-term borrowings, which bear interest on a floating rate, subject to a 0.75% floor. We are subject to LIBOR interest rate changes, and exposure in excess of the floor. The fair value of the long-term debt approximates the carrying amounts as of December 31, 2020, and 2019, as determined based upon information available. Historically, we have used interest rate derivatives, typically swaps with cancellation options, to reduce exposure to the effects of interest rate fluctuations for up to five years into the future.

Other financial instruments consist of Cash and cash equivalents, Commissions and fees receivable—net, Other current assets and Accounts payable and accrued liabilities. The carrying amounts of Cash and cash equivalents, Commissions and fees receivable - net, and Accounts payable and accrued liabilities approximate fair value because of the short-term nature of the instruments.

Emerging Growth Company

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Who We Are

Founded by Patrick G. Ryan in 2010, we are a rapidly-growing service provider of specialty products and solutions for insurance brokers, agents and carriers. We provide distribution, underwriting, product development, administration and risk management services by acting as a wholesale broker and a managing general underwriter. Our mission is to provide industry-leading innovative specialty insurance solutions for insurance brokers, agents and carriers.

For retail insurance brokers, we assist in the placement of complex or otherwise hard-to-place risks. For insurance carriers, we work with retail and wholesale insurance brokers to source, onboard, underwrite and service these same risks. A significant majority of the premiums we place are bound in the E&S market, which includes Lloyd’s. There is often significantly more flexibility in terms, conditions, and rates in the E&S market relative to the Admitted or “standard” insurance market. We believe that the additional freedom to craft bespoke terms and conditions in the E&S market allows us to best meet the needs of our trading partners, provide unique solutions and drive innovation. We believe our success has been achieved by providing best-in-class intellectual capital, leveraging our trusted and long-standing relationships, and developing differentiated solutions at a scale unmatched by many of our competitors.

Our plan for continued growth includes positioning ourselves as a pioneer in ever-changing markets, attracting and developing industry-leading talent, broadening our product offerings organically and inorganically, and further entrenching our deep industry relationships. We have been successful in each of these areas through our relentless focus on serving each of our key constituents:

•

Retail Insurance Brokers: Global, national and local retail insurance brokers rely on us to provide expertise in specialty insurance lines and access to the best available coverage options on behalf of insureds. Importantly, unlike some of our competitors, we have no retail operations, freeing us from potential channel conflicts with our retail brokerage trading partners.

•

Carriers: Insurance carriers, ranging from Lloyd’s syndicates to multi-line underwriters and E&S specialists, rely on us to provide them with highly efficient, scaled distribution, specialty brokering and underwriting management expertise, and high-quality insurance products. Carriers also leverage our comprehensive distribution network and deep knowledge to gain timely and cost-efficient access to new risk classes and industries.

•

Our Employees: Our professionals have extensive knowledge of the industries in which they specialize and the complex insurance products we distribute and underwrite. We provide our employees with trusted retail broker and carrier relationships, proprietary products and innovative solutions, which enable exceptional career advancement opportunities. We believe our reputation for helping our employees advance their careers has made us a destination of choice for many of the most talented insurance professionals in the industry.

Our disciplined approach and commitment to our key constituents has led to sustained and outsized growth. For the years ended December 31, 2020 and 2019, we generated:

•	Revenue of $1,018.3 million and $765.1 million, respectively;

•	Total revenue growth of 33.1% and 25.3%, respectively; and

•	Organic Revenue Growth Rate of 20.4% and 17.5%, respectively.

Our performance is attributable to a variety of factors, including faster growth in the E&S market relative to the Admitted market, growth of our clients, and our employees’ continued ability to win new business through strong relationships and technical acumen.

We are the second-largest U.S. P&C insurance Wholesale Broker and the third-largest U.S. P&C MGA/MGU (in each case, inclusive of the recently completed All Risks Acquisition), according to premium volume reported in the 2020 Business Insurance broker rankings Special Report. Our distribution network encompasses over 650 RSG Producers who provide us access to over 15,500 retail insurance brokerage firms and over 200 Carriers. We are compensated for providing services primarily by commissions and fees.

Our business was founded to address the growing need for specialists in the increasingly important E&S market. For the year ended December 31, 2020, 70.6% of the total premiums we placed were in the E&S market. The growing relevance of the E&S market has been driven by the rapid emergence of large, complex and high-hazard risks across many lines of insurance. This trend continued in 2020, with a record 30 named storms during the 2020 Atlantic hurricane season, over 10.3 million acres burned through wildfires in the United States, escalating jury verdicts and social inflation, a proliferation of cyber threats, novel health risks, and the transformation of the economy to a “digital first” mode of doing business.

Compared to Admitted carriers, E&S carriers often have more flexibility to quickly adjust coverage terms, pricing, and conditions in response to market needs and dynamics. This is commonly referred to as “freedom of rate and form,” which can facilitate coverage that would not otherwise be attainable. With greater flexibility, E&S underwriters can tailor insurance products to meet emerging risks, the unique needs of insureds, and the risk appetite of carriers. As a result, the emergence of complex, unique or otherwise hard-to-place risks, and the need for specialist solutions, has driven meaningful growth within the E&S market.

Based on data from AM Best, the U.S. E&S market (which comprised $55 billion of direct written premium in 2019) has grown at a CAGR of 6.4%, compared to 4.0% for the United States. Admitted market, between 2010 and 2019. E&S market share as a percentage of total U.S. commercial insurance premium increased from 14.2% in 2010 to 16.9% in 2019. We believe the higher rate of growth of the E&S market is due to the shift towards complex risks, insulating the E&S market from broader economic trends. We expect that this trend will continue.

We have been able to increase our market share by offering custom solutions and products to better address changing market fundamentals. Historically, smaller wholesale insurance brokers have relied on a go-to-market strategy that is primarily predicated on facilitating access to underwriting capacity. As risks in the E&S market continue to become more complex, increasingly global and higher hazard, simply offering market access to retail insurance brokers is no longer sufficient. We believe that as the complexity of the E&S market continues to escalate, wholesale brokers that do not have sufficient scale or the financial and intellectual capital to invest in the required specialty capabilities will struggle to compete effectively. This will further the trend of market share consolidation among the wholesale insurance brokers who have these capabilities.

Further supporting our growth has been the rapid consolidation among retail insurance brokers and the consolidation of their wholesaler trading partner relationships. In 2020, retail insurance brokers completed 774 acquisitions according to OPTIS Partners, up from 649 in 2019 and 206 in 2010. As retail brokers have become larger, they have looked to establish relationships with fewer, more trusted wholesale brokers. This approach, commonly known as “wholesale panel consolidation,” ensures that the retail brokers have quality, clarity and consistency across their operations. The trend of wholesale panel consolidation started in 2011 among global retail insurance brokers and was subsequently replicated by middle-market retail brokerage consolidators. We believe that retail insurance brokers favor having us on their wholesale panels as a preferred partner because we have national scale, top-flight talent, a full suite of product solutions and are free from channel conflicts with their retail operations. As retail insurance brokers continue to grow and consolidate their wholesale panels, we expect that the amount of premiums we place from these existing retail broker relationships will grow.

Similarly, there has been meaningful consolidation among P&C insurance carriers over the past decade. This carrier consolidation likewise provided more opportunities for a smaller group of well-positioned insurance specialists best equipped to provide the necessary services with the requisite scale and talent.

Our core value proposition to retail insurance brokers and carriers is delivering best-in-class intellectual capital. Our people are our source of intellectual capital. We have sought to attract, develop and retain many of the most skilled specialty insurance professionals in the industry. We seek to attract leading talent into our organization by offering a purpose-driven culture, a wide range of opportunities for career advancement and a platform for success through the breadth of our retail insurance broker relationships. We have access to over 15,500 retail insurance brokerage firms, including preferred relationships with 97 of the top 100 retail insurance brokers. We have been highly successful in our recruiting and retention efforts and are a destination of choice for top-tier talent. Since the beginning of 2018, we have recruited 53 Producers who are now responsible for $289 million of annual premiums (figures exclude Producers who are not associated with a discrete book of business). Each of the cohorts of Producers hired in 2016, 2017 and 2018 generated revenue which exceeded compensation costs by their second year. Ensuring individual Producer book of business growth is critical for our business as it supports our organic growth, motivates our Producers, and fosters retention. In 2020, our Producer retention rate was 96%. We continue to make significant investments in people. We have recently formalized our Producer sourcing and development program through the establishment of RSG University, allowing us to even more effectively cultivate talent across all specialties. We expect this program will continue to drive growth in the future.

Our Producers are able to offer retail insurance brokers multi-channel access to E&S and Admitted markets through our three Specialties: Wholesale Brokerage; Binding Authority; and Underwriting Management.

•

Wholesale Brokerage: Our Wholesale Brokerage Specialty operates under the brand “RT Specialty.” Wholesale Brokerage distributes a wide range and diversified mix of specialty property, casualty, professional lines, personal lines and workers’ compensation insurance products from insurance carriers to retail brokerage firms. We provide insurance carriers with efficient variable-cost distribution in all 50 states through our extensive relationships with retail brokers. For the year ended December 31, 2020, our Wholesale Brokerage Specialty generated $673.1 million in revenue, representing 66.1% of our total revenue.

•

Binding Authority: Our Binding Authority Specialty operates under the “RT Specialty” and “RT Binding Authority” brands. Binding Authority provides timely and secure access to our carrier trading partners that have delegated underwriting authority and critical administrative and distribution responsibilities to us through our in-house binding agreements. A majority of this business comprises larger-volume, smaller-premium policies with well-defined underwriting criteria which allows us to combine swift turnaround with the authority to secure coverage regardless of the complexity of risk. For the year ended December 31, 2020, our Binding Authority Specialty generated $131.9 million in 2020 revenue, representing 13.0% of our total revenue.

•	Underwriting Management: Our Underwriting Management Specialty operates under multiple brands, which are collectively referred to as “RSG Underwriting Managers.” Underwriting Management offers insurance carriers cost-effective specialty market expertise in distinct and complex market niches underserved in today’s marketplace through 21 MGAs and MGUs, which act on behalf of insurance carriers. These carriers have provided us the authority to design, underwrite, bind coverage, and administer policies for specific risks. We also have 29 national programs that offer commercial and personal insurance for specific product lines or industry classes. RSG Underwriting Managers offers a broad distribution platform through a network of retail and wholesale brokers including RT Specialty. For the year ended December 31, 2020, our Underwriting Management Specialty generated $211.7 million in revenue, representing 20.8% of our total revenue.

We have significantly enhanced our human capital, product capabilities and geographic footprint through strategic acquisitions. Since inception, we have partnered with over 40 firms through acquisition. These firms represent a diverse mix of specialties and geographies, allowing us to better service both existing and prospective trading partners. The targets that we acquired in 2020 and 2019 had revenues for the unaudited twelve-month period prior to acquisition of $239.7 million and $59.3 million, respectively. We are highly selective in our M&A strategy and focus on partners that share our long-term approach, inclusive culture and commitment to integrity and client centricity. We primarily source our acquisitions through proprietary dialogue with potential partners and selectively take part in auction processes in which we believe we have a differentiated approach or value proposition. We take a consistent and disciplined approach to deal structuring and integration to help ensure that our partners are positioned to succeed after the acquisition.

We believe that we have a number of competitive advantages in M&A compared to our competitors, including robust access to capital, freedom of channel conflict with our retail insurance broker clients, the ability to leverage our platform to drive revenue and cost synergies through a systematic approach to integration and a strong underlying value proposition. We have typically sought to partner with entrepreneurs who are seeking to join a firm that can give them broader product capabilities and enhanced access to retail insurance brokers and carriers. We believe we are the partner of choice for firms and teams seeking to benefit from the resources of a larger organization without sacrificing culture, entrepreneurial spirit and the desire to grow. We continuously evaluate acquisitions, maintain a robust pipeline and are currently in active dialogue with several potential new partners. We have previously made and intend to continue to make acquisitions with the objective of enhancing our human capital, product capabilities, entering natural adjacencies and expanding geographic footprint. However, we do not currently have agreements or commitments for any significant acquisitions.

Our largest acquisition to date is All Risks, which closed in September 2020. All Risks was the fourth largest wholesale distributor in the United States at the time of the acquisition, according to Business Insurance’s 2020 rankings. All Risks possessed all of the key attributes we sought in an acquisition partner: it had a track record of strong organic revenue growth, enhanced our market presence, was accretive to our talent base, complementary in products and geography, and possessed a high-quality management team that was both aligned with our culture and sought to remain active in the business. All Risks’ geographical footprint and product suite are highly complementary to RSG’s, enabling significant expansion in our scope and scale with minimal overlap. Members of the executive team who joined as part of the All Risks transaction are now leading our efforts to further develop both our national, fully integrated Binding Authority Specialty and our program platform, the latter of which is part of our Underwriting Management Specialty. We believe these capabilities will complement our Wholesale Brokerage Specialty by enhancing access to specialized product offerings across our business and driving growth. All Risks is a natural fit within our company as demonstrated by our excellent Producer retention; since the All Risks Acquisition was completed, as of March 31, 2021, there were no significant departures and 96% of All Risks Producers have been retained, which is consistent with RSG’s historical retention.

The All Risks Acquisition advanced many of our strategic priorities, including leveraging technology to drive both productivity and efficiency. As an expert in binding authority, All Risks is able to cost-efficiently secure coverage for smaller-premium policies through its best-in-class operating model that drives efficiency and eliminates unnecessary data entry. We are currently in the process of merging the binding authority service model and premium scale of All Risks with our differentiated technology platform, The Connector.

The Connector is a digital marketplace through which our retail clients can receive quotes and bind policies online. It can produce multiple bindable quotes sourced from high-quality E&S carriers across several risk classes in minutes. In cases when certain risks do not fit into The Connector’s highly automated underwriting criteria, the retail insurance broker is automatically connected to our Producers and underwriters for more traditional placement methods. This holistic approach and integrated service model allow us to better serve retail insurance brokers because we can place their smaller-premium accounts efficiently, evaluate more of their submissions rapidly, and bind more policies for them cost-effectively.

Our financial performance reflects the strength of our strategy and business model, including a 33.1% increase in revenue from 2019 to 2020. Despite the rapid pace of growth, while our Net Income Margin decreased on account of certain non-operating charges and expenses primarily associated with the All Risks Acquisition, we were able to expand our Adjusted Net Income Margin and Adjusted EBITDAC Margin from 2019 to 2020.

	Year ended December 31, 2020	Year ended December 31, 2019
Revenue	$1,018.3 million	$765.1 million
Net Income	$70.5 million	$63.1 million
Net Income Margin	6.9%	8.2%
Organic Revenue Growth Rate	20.4%	17.5%
Adjusted Net Income	$185.4 million	$114.6 million
Adjusted Net Income Margin	18.2%	15.0%
Adjusted EBITDAC	$293.5 million	$191.4 million
Adjusted EBITDAC Margin	28.8%	25.0%

For a reconciliation of Organic Revenue Growth Rate, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income and Adjusted Net Income Margin to the most directly comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Data.”

Industry Overview

As a wholesale distributor, we operate within the broader P&C insurance distribution market, which comprises both wholesale insurance brokers and retail insurance brokers. Wholesale and retail insurance brokers facilitate the placement of P&C insurance products in both the E&S and Admitted markets.

P&C insurance market

Insurance carriers sell commercial P&C products in the United States through one of two markets: the Admitted or “standard” market and the E&S market. Approximately 83% of U.S. premiums are generated through the Admitted market, which has highly regulated rates and policy forms. As a result, products in the Admitted market are relatively uniform in price and coverage.

According to data from AM Best, the E&S market comprised $55 billion of direct written premium in 2019. In the E&S market, carriers have more flexibility to customize rates and coverage. This facilitates the underwriting of risks which are characterized by a complex profile, unique nature, size or are otherwise difficult to place. The overall top five U.S. writers of E&S products in 2019 included: AIG, Markel, Berkshire Hathaway, W.R. Berkley and Nationwide, with whom we maintain meaningful relationships. Lloyd’s, which represents a market of 88 syndicates, is also a prominent player in the E&S space and approximately 22% of 2019 E&S premiums were placed in the Lloyd’s market according to AM Best.

P&C insurance distribution market

P&C insurance distribution is dependent on premium volumes in the P&C market as distributors typically receive a commission based on a percentage of the dollar amount of the premiums placed. The dollar amount of premiums placed is a function of both insurance rates and the underlying amount of coverage purchased, which is affected by broader macroeconomic conditions, capital availability, and carrier loss trends in the class of risk and/or the specific insured.

There are broadly two types of insurance distributors: retail distributors (also called retail insurance brokers) and wholesale distributors. Retail insurance brokers source insurance buyers and act as an intermediary between the insurance buyer and insurance carriers. Wholesale distributors act as intermediaries between retail insurance brokers and insurance carriers by assisting in the placement of “specialty” risks that are outside of the retail insurance brokers’ core expertise, are complex, high hazard or otherwise hard to place.

Wholesale insurance distribution market

The wholesale insurance distribution market enhances efficiencies for both retail insurance brokers and insurance carriers. Retail insurance brokers rely on wholesale distributors, such as ourselves, to assist in securing insurance coverage for complex or specialty risks. The primary market for these insurance placements is the E&S market, where retail insurance brokers often must utilize wholesaler distributors who have distinct expertise and execution capabilities with specialized carriers. According to AM Best, wholesalers were involved in placing 93% to 94% of E&S premiums over the past five years.

E&S carriers rely on wholesale insurance distributors for product expertise and distribution capabilities. By leveraging wholesale distributors such as ourselves, E&S carriers are able to access a national network that includes over 15,500 retail insurance brokerage firms in a highly efficient manner, while simultaneously enhancing the quality of policy submissions by using a knowledgeable counterparty. Carriers also leverage our comprehensive distribution network and deep knowledge to gain timely and cost-efficient access to new risk classes and industries.

Wholesale distributors are typically compensated through commissions paid by the insurance carrier, share a portion of these commissions with the retail insurance broker and recognize revenue on a net basis. Wholesale distributors can also receive fees in addition to commissions for placing certain insurance policies.

Wholesale distributors generally utilize one of three methods to place insurance risks into the E&S market:

1.

Wholesale brokerage: 50% of 2019 E&S premiums were placed by wholesale insurance brokers without binding authority, according to AM Best. This method is most similar to our Wholesale Brokerage Specialty and includes a wide range and diversified mix of products.

2.

Wholesale brokerage with binding authority: 13% of 2019 E&S premiums were placed by wholesale insurance brokers with binding authority, according to AM Best. This method is most similar to our Binding Authority Specialty and utilizes in-house binding agreements to facilitate rapid execution.

3.

Program manager, MGA/MGU: 29% of 2019 E&S premiums were placed by program managers, including MGUs and MGAs, according to AM Best. This method is most similar to our Underwriting Managers Specialty and allows wholesale distributors to underwrite coverage on behalf of an insurance carrier for a specific type of risk, subject to agreed-upon guidelines and limits.

The following summarizes the U.S. insurance distribution value chain:

How We Win

We believe our success is attributable to providing best-in-class intellectual capital, leveraging our trusted and long-standing relationships, and developing differentiated solutions at a scale and level of quality unmatched by most of our competitors. This has allowed us to consistently grow faster than our competition.

Compete with best-in-class intellectual capital and drive consistent innovation: Historically, wholesale distributors simply provided retail insurance brokers with E&S market access. We believe this is an antiquated go-to-market approach. The inherent weakness of this model has been illuminated as retail insurance brokers have consolidated and the risks placed into the E&S market have grown larger, more complex and higher hazard. We are able to thrive by offering differentiated solutions and innovating constantly, not just providing market access. Our professionals have extensive industry experience and deep product knowledge, allowing us to develop bespoke solutions in addition to providing distribution. By harnessing our collective knowledge, creativity and relationships, we offer our clients and trading partners the expertise necessary to pursue new industries and new opportunities in an increasingly complex world. In order to foster our culture of innovation, we focus on recruiting, retaining and developing the best-in-class wholesale professionals in the industry.

Deep connectivity with retail brokerage firms: While we empower our Producers to develop strong relationships with individual retail insurance brokers, we also engage with retail brokerage firms holistically. Our executive management team has long-standing relationships with the leadership teams at numerous retail brokerage firms; many of these relationships pre-date our management’s tenure at RSG. Reporting to our executive management team are practice leaders who are aligned to the distribution channels within many retail brokerage firms. We employ experienced practice leaders across all broad classes of business, including property, casualty, and professional & executive liability coverages, in addition to specialists who run highly focused distribution channels such as construction, cyber, renewable energy, professional liability and transactional liability. Through our comprehensive connectivity with retail brokerage firms, we are able to deliver holistic, higher-quality and more consistent solutions. We believe it takes strategic organizational design, deep existing relationships between retail brokerage firms and executive management, practice leaders and individual retail producers, as well as meaningful scale, to achieve this level of connectivity.

Collaborative relationships with insurance carriers: We align with our carrier trading partners, providing them with access to specialized and often proprietary underwriting management capabilities, broad distribution and deep industry expertise. We alleviate our more than 200 carrier trading partners of administrative burdens by offering 21 MGAs and MGUs and 29 national programs. The diversity of our offering enables our carrier trading partners to cost-efficiently access new risk classes in a timely manner, including on a delegated authority basis. We believe our carrier relationships are built on trust, industry credibility and a proven track record of delivering attractive underwriting results. We work with the largest carriers in the E&S industry, which have consistently provided us long-term capital support. We are trading partners with each of the top 25 U.S. E&S carriers as ranked by AM Best, Lloyd’s syndicates and U.K. and other international insurance companies. As a reflection of the strength of these relationships, our carrier trading partners will refer acquisition candidates to us, or proactively engage with us to develop new programs.

Comprehensive, full service product offering: Our success has been driven by our ability to provide a broad product offering that continues to meet the needs of our trading partners, regardless of complexity or risk profile. To provide this comprehensive level of service, we have developed a full suite of products, relationships and capabilities. Our Wholesale Brokerage Producers are highly regarded for their ability to procure coverage for the largest, most complex and high-hazard risks. Our Wholesale Brokers are able to place policies ranging from coastal condos to kidnap and ransom, hospitals, and waste haulers. Our Binding Authority Producers are renowned for their ability to quickly bind smaller accounts with unique attributes. Our Underwriting Management Specialty offers retail and wholesale brokers a wide assortment of risk solutions for highly specialized needs, such as: renewable energy, construction, cyber, mega yachts, long-term care facilities, M&A representations and warranties and catastrophe-exposed properties. Our comprehensive suite of products and services and our broad geographic footprint allow us to place coverage for nearly any risk brought to us by the over 15,500 retail insurance brokerage firms with whom we do business. We believe that it would be difficult for a new entrant to replicate the breadth and depth of our product offering.

Free of channel conflict with retailer brokers: Our fundamental philosophy is that our clients’ interests must always come first. In developing our distribution strategy, we have proactively avoided channel conflicts with our clients, including in retail insurance distribution. Many of our competitors, including some of our largest, have taken a different approach. We believe that the divergence in strategy has facilitated and solidified our presence on the wholesale panels of nearly all of the most significant retail brokerage firms. Our ubiquitous position on wholesale panels and aligned interests with retail insurance brokers enhances our reputation as a destination of choice for the most talented producers, enhances the market opportunity for our existing Producers and cements our position as a source of intellectual capital for insuring complex risks.

Visionary, iconic and aligned leadership team: We were founded by Patrick G. Ryan, a widely respected entrepreneur and global insurance leader who previously founded Aon, the second-largest global retail insurance broker, and who served as Aon’s Chairman and/or CEO for 41 years. Mr. Ryan serves as our Chairman and CEO and is joined by the following members of our leadership team:

Timothy W. Turner, President, RSG (as well as Chairman and CEO of RT Specialty)	Nicholas D. Cortezi, Chairman, Underwriting Managers

Tom Clark, CEO, Underwriting Managers	Kieran Dempsey, Chief Underwriting Officer, RSG

Ed McCormack, President & General Counsel, RT Specialty	Brendan M. Mulshine, Chief Revenue Officer, RSG

Miles Wuller, President, Underwriting Managers	Jeremiah R. Bickham, Chief Financial Officer, RSG

Michael T. VanAcker, Chief Operating Officer, RSG	Kathy Burns, Chief Digital Officer, RSG

Janice M. Hamilton, Chief Accounting Officer, RSG	Mark S. Katz, General Counsel, RSG
Lisa J. Paschal, Chief Human Resources Officer, RSG	Michael Blackshear, Chief Compliance and Privacy Officer, RSG

Alice P. Topping, Chief Marketing & Communications Officer, RSG	John Zern, President & CEO, Ryan Specialty Benefits

Each of these professionals has significant experience in the wholesale distribution market. For example, Mr. Turner began his career in the insurance industry in 1987 and, prior to joining RSG, was with CRC for 10 years and was President of CRC at the time of his departure. Upon completion of this offering, our management team and employees will have significant alignment with shareholders. As of March 1, 2021, we had 404 employee shareholders, including 47 of our top 50 Producers, who will own approximately        % of our shares of common stock outstanding after this offering, assuming an offering size, as set forth on the cover page of this prospectus. Our management team and employees remain committed to our vision of market leadership by providing differentiated intellectual capital, building trusted relationships and pioneering risk solutions.

Our Specialties

Wholesale Brokerage:

Our Wholesale Brokerage Specialty is the second-largest U.S. P&C insurance Wholesale Broker according to Business Insurance’s 2020 rankings (inclusive of the recently completed All Risks Acquisition). For the year ended December 31, 2020 our Wholesale Brokerage Specialty generated $673.1 million in revenue, representing 66.2% of our total revenue. Wholesale Brokerage operates under the brand “RT Specialty.”

Our Wholesale Brokerage Specialty is primarily focused on specialty insurance products that retail brokers and carriers have difficulty placing on their own due to the unique nature or size of the risk. Our Wholesale Brokerage professionals are creative and highly skilled problem solvers, assisting retail insurance brokers in crafting customized solutions. We pride ourselves on providing strategic advice, from coverage strategy and conception all the way through claims activity. To achieve optimal client outcomes, our professionals utilize both their expertise and our leading capabilities and resources.

Our Wholesale Brokers distribute a wide range and diversified mix of specialty insurance products from insurance carriers to retail insurance brokerage firms. Our largest distribution channels include (among others):

•

Property coverages: Real Estate (condos, vacant property), Catastrophic Exposures (Coastal Wind, Flood, Earthquake, Terrorism), Specialized Coverage (Deductible Buy-Backs, Large Deductible Placements), Builder’s Risk, Distribution / Warehousing, Group Programs, Healthcare Risks

•

Casualty coverages: Construction (Project Specific, Residential and Commercial Contractor), Real Estate (Habitational / OL&T / Lessors Risk), Life Sciences, Healthcare, Environmental, Primary and Excess Auto, Political Risks, Liquor Liability

•

Professional & Executive Liability coverages: Private Company Management Liability, Public Company Directors and Officers Liability, Financial Institutions Management Liability, Not For Profit Organization Management Liability, Crime / Kidnap / Ransom, Privacy Liability and Network Security, Errors and Omissions Liability, Medical Professional Liability

•	Transportation coverages: Local and Long Haul Trucking, Haz-Mat Haulers, Contractors Fleets, Home Deliver, Non-Emergency Medical Transport, Waste Haulers, Auto Haulers

•

Personal Lines coverages: Homeowners (Condo Unit Owner, Contents In-Storage, High Value Homeowners, Home-Based Business Product, Manufactured Homes), Farm & Ranch, Flood, Recreational (Collector Vehicle, All Terrain, Snowmobile, Watercraft)

Our Wholesale Brokerage Specialty has extensive relationships with blue-chip carriers and retail insurance brokers. There are no material concentrations in retail insurance brokers (top five: 26.5% of 2020 revenue), carriers (top five: 22.0% of 2020 revenue), or internal Producers (top five: 16.1% of 2020 revenue). These concentration statistics reflect both Wholesale Brokerage and Binding Authority Specialties as many producers utilize both placement strategies and reflect the All Risks Acquisition on a pro forma basis. During 2020, we conducted business with thousands of retail brokerage firms, including substantially all of the 100 largest United States retail brokers as identified by Business Insurance in 2020. We also work with small to mid-size retail brokerage firms that do not have direct access to certain of the insurance carriers with which we do business. We continue to benefit from the consolidation of wholesale broking relationships by many retail brokers due to our expertise, execution, and absence of conflicts with most retail brokers’ core businesses. The concentration statistics also include the impact of the All Risks Acquisition.

Binding Authority:

We believe our Binding Authority Specialty to be among the largest binding authority platforms in the nation. For the year ended December 31, 2020 our Binding Authority Specialty generated $131.9 million in 2020 revenue, representing 13.0% of our total revenue. Our Binding Authority Specialty also operates under the brands “RT Specialty” and “RT Binding Authority.”

Binding Authority provides timely and secure access to our carrier trading partners that have granted delegated underwriting authority to us through our in-house binding agreements. Much of this business comprises larger-volume, smaller-premium policies with well-defined underwriting criteria which allows us to combine swift turnaround with the authority to secure coverage regardless of the complexity of risk. The ability to quickly process higher volume policies endows us with a significant efficiency advantage over our competitors attempting to individually place each risk.

Our Binding Authority Producers distribute a curated collection of products to our retail insurance brokers. Our industry distribution channels include (among others):

•	General Liability: Manufacturing, Start Ups, Contractors, Liquor, Plowing

•	Property: Vacant, Coastal, Distressed, Warehouse, Subsidized Housing, Student Housing

•	Other: Workers’ Compensation, Builder’s Risk, Contractor’s Equipment, Motor Truck Cargo, Hole-In-One, Crime

Underwriting Management:

Our Underwriting Management Specialty is the third-largest MGA/MGU platform according to Business Insurance’s 2020 rankings (inclusive of the recently completed All Risks Acquisition). For the year ended December 31, 2020, our Underwriting Management Specialty generated $211.7 million in revenue, representing 20.8% of our total revenue. Underwriting Management Specialty operates under multiple brands, which are collectively referred to as “RSG Underwriting Managers.”

Underwriting Management offers insurance carriers cost-effective, specialty market expertise in distinct, and complex market niches underserved in today’s marketplace through MGAs and MGUs, which act on behalf of insurance carriers that have given us the authority to underwrite and bind coverage, as well as critical product design, administrative and distribution responsibilities, for specific risks, and 18 (often proprietary) programs that offer commercial and personal insurance for specific product lines or industry classes. Professionals in the

Underwriting Management Specialty often have a meaningful percentage of their compensation tied to underwriting performance to align interests with those of our carrier trading partners.

Our Underwriting Managers distribute a highly targeted suite of specialty insurance solutions. Our MGAs and MGUs include (among others):

Our Growth Strategy

Our plan for continued growth includes positioning ourselves as a pioneer in ever-changing markets, attracting and developing industry-leading talent, broadening our product offerings both organically and inorganically and further entrenching our deep industry relationships.

Attract, retain and develop human capital: Our people are the key to our success, so we have long focused on attracting and developing the most talented professionals in the industry. In the past three years, we have hired 53 Producers who are now responsible for $289 million of annual premiums. Each of the recruited Producer cohorts of 2016, 2017 and 2018 generated revenue that exceeded compensation costs by their second year. In recent years, we have formalized our production sourcing and development program, which was substantially enhanced by our acquisition of All Risks University through the All Risks Acquisition, and which has further evolved into RSG University. This allows us to cultivate talent across all levels and specialties. We are able to retain new and tenured employees alike by offering unprecedented market access, supporting Producers in growing their books and providing broad opportunities for rapid career advancement within our organization. For example, in 2020, 77% of our Producers grew their book of business. Our ability to retain top talent is highlighted by the fact that since the All Risks Acquisition was completed, as of the March 31, 2021, there were no significant departures and 96% of All Risks Producers have been retained, which is consistent with RSG’s historical retention.

Lead with innovation in an ever-changing market: We believe that change is inevitable and necessary. Accordingly, our business is built to respond to rapidly shifting market conditions by constantly looking for ways to broaden and enhance our product offering. For example, many of our 10 de novo MGUs were formed to respond to emerging risks such as life sciences (LifeScienceRisk®), renewable energy (PERse®), cyber (EmergIn Risk) and professional liability (CorRisk). We developed Ryan Re to serve as an MGU in partnership with Nationwide to create new opportunities for both organizations to grow their presence in the specialty lines market, which in turn expanded the reach of our underwriting management services into the reinsurance market. We created The Connector to be a unique technology entrant into the E&S space. The Connector allows us to better serve retail insurance brokers by placing their smaller-premium accounts efficiently, evaluating more of their submissions rapidly, and binding more policies for them cost-effectively. We believe in the relentless pursuit of innovation in order to respond to evolving market conditions and to reach underserved specialty markets. We have identified the following markets as near-term potential growth opportunities: cyber, hired non-owned auto and New York habitational spaces.

Pursue strategic acquisitions to enhance the network effect: Our acquisition strategy is centered on increasing both our distribution reach and our product capabilities, which mutually reinforce each other. When we acquire Wholesale Brokerage businesses, they gain access to over 15,500 retail insurance brokerage firms, including preferred relationships with 97 of those top 100 retail insurance brokers and exclusive product capabilities. When we acquire Underwriting Managers, they gain access to our wholesale Producers, deep carrier relationships and visionary leadership. As we continue to grow, these positive network effects become stronger. The connectivity among our Specialties, as well as with key trading partners, enhances the value of our platform to recruited Producers and presents a highly attractive value proposition to acquisition partners.

Deepen and broaden our relationships with retail broker partners: Retail insurance brokers have multiple wholesale distribution relationships, even those that have consolidated their wholesale panels. We believe we have the ability to transact in even greater volume with nearly all of our existing retail brokerage trading partners. For example, in 2020, our revenue derived from the Top 100 firms (as ranked by Business Insurance) expanded faster than 20%. Key to deepening our relationships with retail insurance brokers will be expanding our product offering and enhancing our geographic footprint through organic initiatives, continued producer hires and strategic acquisitions. In addition to deepening our relationships with existing clients, we will continue to broaden our footprint by establishing new retail broker trading partner relationships. Beyond the traditional wholesale P&C opportunities, we also expect to expand into natural adjacencies, such as wholesale employee benefits, for which we recently hired a practice leader.

Build the largest and most comprehensive national binding authority business: We believe that both M&A consolidation and panel consolidation are in nascent stages in the binding authority market, providing us with meaningful growth opportunities. National scale in E&S distribution, underwriting expertise and broad access to carrier capacity are key to building a cohesive binding authority platform. We have been diligently focused on all three elements and our efforts have accelerated following the All Risks Acquisition, which is renowned for its binding authority capabilities. With a nationally scaled binding authority operation, as well as the capabilities existing within our Underwriting Management Specialty, we expect to be able to comprehensively address the opportunities in the delegated authority market, which represented 41% of E&S premiums in 2019 according to AM Best (inclusive of binding authority and program manager business).

Invest in operations, invest in growth: We have heavily invested in building a durable business that is able to adapt to the continuously evolving E&S market. These investments include core operational functions, ongoing new hire efforts, a visionary management team and a robust acquisition integration effort. In addition, we have amassed a large underlying data set based on the over 1.6 million total policy submissions we receive annually across Wholesale Brokerage and Binding Authority and the $13.2 billion of premiums we place annually. We expect to leverage this data set to further refine our pricing models, enhance our placement advice and increase our efficiency. Even while deliberately making these investments, we have been able to generate substantial cash flow and drive operating leverage. We have historically used our cash flow to invest in the business and fund acquisitions. For the years ended December 31, 2020 and 2019, our Net Income Margin, Adjusted Net Income Margin and Adjusted EBITDAC Margin were 6.9%, 18.2% and 28.8% and 8.2%, 15.0% and 25.0%, respectively. We expect to continue fortifying our platform to support future expansion and sustain outsized organic growth outperformance.

Our Resilience Through COVID-19

The COVID-19 pandemic, which has been declared a “pandemic” by the World Health Organization, has resulted in a widespread health crisis that negatively affected certain aspects of our business and the markets and communities in which we, our trading partners, and clients operate (see “Risk Factors—Risks Related to Business and Industry”). It also provided additional opportunities for certain aspects of our business. Against this backdrop, it is noteworthy that the resilience of our operations and the ability to continue to scale our business in all environments has been validated. Our leadership took decisive, timely steps aimed at protecting the health and safety of our employees and clients by closing nearly all in-office operations, restricting business travel and transitioning to a remote work environment in mid-March 2020. The investments we made in our culture, trading partner relationships, business and technology over the years have allowed us to stay on track to exceed performance goals set prior to the pandemic. As a result of the success of our remote work operations during the pandemic, we are exploring ways in which to incorporate remote work flexibility into our post-pandemic operating model.

Recent Significant Acquisition

In September 2020, RSG acquired 100% of the equity of All Risks, an insurance specialist providing services in wholesale brokerage and delegated underwriting authority, in exchange for consideration of approximately $1.2 billion. The purchase price for All Risks included certain concessions for the benefit of certain All Risks employees who continued their employment with RSG, including a long-term incentive plan liability in the amount of $303.7 million and a bonus pool liability, inclusive of payroll taxes, in the amount of $25.7 million. Upon completion of the All Risks Acquisition, All Risks became a consolidated subsidiary of RSG. For financial reporting and accounting purposes, RSG was the acquirer of All Risks.

Seasonality

The wholesale and binding authority specialties typically experience higher revenues in the second and fourth calendar quarters of each year, primarily due to the timing of policy renewals. The specialty underwriting specialties typically experiences higher revenues in the fourth quarter, primarily due to the timing of policy renewals.

Clients

The insureds served by our clients operate in many businesses and industries throughout the United States, Canada, the United Kingdom, Continental Europe, and certain other countries in which our subsidiaries operate. Our clients are retail brokers and agents, other intermediaries and insurance carriers. The top five retail brokers in the United States account for 23.6% of our revenue, and no single retail broker accounts for more than 8.2% of total revenue in 2020. No carrier accounts for more than 5.5% of total revenue in 2020 (excluding Lloyd’s syndicates).

Revenue Model

RSG earns commission and fee revenues. Commissions are generally a percentage of the premium placed, a percentage of the volume placed, or a percentage of the profitability of a book of business. Although we have compensation arrangements called contingent commissions in all three specialties that are based on the underwriting performance, we do not take any direct insurance risk other than through our equity method investment in Geneva Re through RIH.

Wholesale brokerage generates revenues through commissions and fees, as well as through supplemental commissions, which may be contingent commissions or volume-based commissions, from clients. Commission rates and fees vary depending upon several factors, which may include the amount of premium, the type of insurance coverage provided, the particular services provided to a client or carrier, and the capacity in which we act. Payment terms are consistent with current industry practice.

Binding authority generates revenues through commissions and fees, as well as through supplemental commissions, which may be contingent commissions or volume-based commissions, from clients. Commission rates and fees vary depending upon several factors, which may include the amount of premium, the type of insurance coverage provided, the particular services provided to a client or carrier, and the capacity in which we act. Payment terms are consistent with current industry practice.

Underwriting managers generate revenues through commissions and fees and through contingent commissions from clients. Commission rates and fees vary depending upon several factors including the premium, the type of coverage, and additional services provided to the client. Payment terms are consistent with current industry practice.

We typically hold funds on behalf of clients as a result of premiums received from clients and commissions due to clients that are in transit to and from insurance carriers. These client funds are held in specially designated premium trust bank accounts. The balances of these accounts can fluctuate significantly depending on when we collect cash from our clients and when premiums are remitted to the insurance carriers. Further, we hold funds on behalf of carriers for the administration of claims payments, of which these funds are held in discrete accounts, and separate of the premiums received for the placement of insurance policies. Certain states permit investment of these balances in highly liquid, highly diversified money market funds. Where permitted, we earn interest on these balances; however, the principal is segregated and not available for general operating purposes.

Intellectual Property

We rely on a combination of copyright, trademark, trade dress and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights. These laws, procedures and restrictions provide only limited protection.

We have registered “Ryan Specialty Group,” “RT Specialty” and numerous of our other brand names and logos as trademarks in the United States and other jurisdictions. We have also registered numerous internet domain names related to our business. Some of our most important brand names, including “RSG” and “RT Specialty,” are not registered, and we rely on common-law trademark protection to protect this intellectual property.

We enter into agreements with our employees, contractors, clients, partners and other parties with which we do business to limit access to and disclosure of our proprietary information. We cannot assure you that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our proprietary information, including by third parties who may use our proprietary information to develop products and services that compete with ours. Moreover, others may independently develop products or services that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated.

Furthermore, effective copyright, trademark, trade dress and trade secret protection may not be available in every country in which our products are available, as the laws of some countries do not protect intellectual property and proprietary rights to as great an extent as the laws of the United States. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.

Companies in the insurance industry may own large numbers of copyrights, trademarks and other intellectual property and proprietary rights, and these companies and entities have and may in the future request license agreements, threaten litigation or file suit against us based on allegations of infringement, misappropriation or other violations of their intellectual property and proprietary rights.

See “Risk Factors — Risks Relating to Our Business” for a more comprehensive description of risks related to our intellectual property.

Regulation

Licensing

Our business activities are subject to licensing requirements and extensive regulation under the laws of the countries in which we operate, as well as state laws. Regulatory authorities in the states or countries in which the operating subsidiaries of RT Specialty and RSG Underwriting Managers conduct business may require individual or company licensing to act as producers, brokers, agents, third-party administrators, managing general agents, reinsurance intermediaries, or adjusters.

Under the laws of most states in the United States and most foreign countries, regulatory authorities have relatively broad discretion with respect to granting, renewing, and revoking producers’, brokers’, and agents’ licenses to transact business in the state or country. The operating terms may vary according to the licensing requirements of the particular state or country, which may require that a firm operate in the state or country through a local corporation. Our subsidiaries must comply with laws and regulations of the jurisdictions in which they do business. These laws and regulations are enforced by federal and state agencies in the United States. In the United Kingdom we are regulated by governmental agencies including the FCA and Prudential Regulation Authority, and we are licensed and regulated by the Lloyd’s of London insurance market.

Fiduciary Funds

Insurance authorities in the United States, United Kingdom, and certain other jurisdictions in which our subsidiaries operate have also enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations generally require the segregation of these fiduciary funds and limit the types of investments that may be made with them.

Broker Compensation

Some states permit insurance agents to charge policy fees, while other states prohibit this practice. In recent years, several states considered new legislation or regulations regarding the compensation of brokers by carriers. The proposals ranged in nature from new disclosure requirements to new duties on insurance agents and brokers in dealing with clients.

Privacy

Federal law and the laws of many states require financial institutions to protect the security and confidentiality of client information and to notify customers about their policies and practices relating to collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. Federal law and the laws of many states also regulate disclosures and disposal of customer information. Congress, state legislatures, and regulatory authorities are expected to consider additional regulation relating to privacy and other aspects of customer information.

Competition

The wholesale brokerage business is highly competitive and very fragmented, although there are a limited number of truly national players. Our main competitors are national insurance wholesale brokers, as well as numerous specialist, regional, and local firms in almost every area of our business. We also compete with insurance and reinsurance carriers that market and service their insurance products without the assistance of brokers or agents. Competition also comes from other businesses that do not fall into the categories above, including commercial and investment banks, and consultants that provide risk-related services and products.

Key competitive factors in our market include:

•	market access and/or product availability;

•	expertise and intellectual capital; and

•	client service.

We believe that we compete favorably on these factors.

Human Capital Management

Our culture is the foundation of everything we do. Our employees are our greatest asset, and we strive to foster a productive and engaging work environment that embodies our core values: Integrity, Client Centricity, Teamwork, Inclusion, Empowerment, Innovation and Courage. Our key differentiator is not only our talent and expertise but also the creativity and execution we deliver on behalf of our clients. Our commitment to attracting and retaining top industry talent to assist our clients is matched only by our entrepreneurial spirit and passion for excellence.

Since January 2020, we have added 26 new offices and hired 1,214 employees through year-end, 840 (69%) of those employees joined through various acquisitions. Although we do not currently have any specific plans to open new offices over the next 12 months, we do expect to open one or more new offices on account of our growth or acquisitions in the future. As of December 31, 2020, we employed approximately 3,313 people with 104 offices across the United States, Canada, the United Kingdom and Europe. We also engage temporary employees and consultants. None of our employees are represented by unions. We have not experienced any work stoppages due to COVID-19. We offer competitive compensation and benefits programs in order to attract and retain top talent. We have high employee engagement and ownership, low turnover and consider our current relationship with our employees to be very good.

We are committed to building and sustaining a diverse workforce reflective of society throughout the entirety of the organization. Our vision is of a workplace free of conscious and unconscious bias where all employees are valued and evaluated based on their performance and contributions. Differences in race, creed, color, religious beliefs, background, gender identity and sexual orientation are considered corporate assets, as bringing together varied perspectives better serves our clients, trading partners and communities. We have a Diversity and Inclusion Council and partner with a number of nonprofit and community organizations to support and develop a diverse talent pipeline.

The development, attraction and retention of employees is a critical success factor for us. As a result, we have established RSG University, which combines best-in-class classroom and on-the-job training practices. RSG University provides world class training and development programs for our newest teammates. This formalized institution is critical to our future growth and ability to continue to recruit the best of the best.

Facilities

Our corporate headquarters are in Chicago, Illinois, where we lease 56,250 square feet of office space under a lease that expires in 2028. We have additional office locations in the United States and in various international countries where we lease a total of approximately 910,000 square feet. These additional locations include California, Connecticut, Illinois, Missouri, New York, Texas, and Virginia and international offices in the United Kingdom. We believe that our facilities are adequate for our current needs. As a result of the success of our remote work operations during the COVID-19 pandemic, we are exploring ways in which to incorporate remote work flexibility into our post-pandemic operating model, which may impact our facilities footprint in the future.

Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

ORGANIZATIONAL STRUCTURE

Overview

Ryan Specialty Group Holdings, Inc. is a Delaware corporation formed to serve as a holding company that will hold an interest in Holdings LLC. Ryan Specialty Group Holdings, Inc. has not engaged in any business or other activities other than in connection with its formation and the Organizational Transactions, including this offering. Upon consummation of this offering and the application of the net proceeds therefrom, we will be a holding company, our sole asset will be LLC Units of Holdings LLC, and we will exclusively operate and control all of the business and affairs and consolidate the financial results of Holdings LLC. Prior to the closing of this offering, the operating agreement of Holdings LLC will be amended and restated to, among other things, appoint Ryan Specialty Group Holdings, Inc. as the sole managing member of Holdings LLC. We and the LLC Unitholders will also enter into an Exchange Agreement under which the LLC Unitholders (and certain permitted transferees thereof) may (subject to the terms of the Exchange Agreement) exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be canceled. As the LLC Unitholders exchange their LLC Units, our interest in Holdings LLC will be correspondingly increased.

Upon completion of this offering and assuming an offering size as set forth on the cover page of this prospectus, the Ryan Parties will control approximately                % (or approximately                % if the underwriters exercise their option to purchase additional shares in full) of the voting power in Ryan Specialty Group Holdings, Inc. through their ownership of Class B common stock. See “Principal Shareholders” for additional information about the Ryan Parties. Additionally, the Ryan Parties may, pursuant to the director nomination agreement that we will enter into with the Ryan Parties in connection with this offering, nominate all but one of the directors of the Company.

Incorporation of Ryan Specialty Group Holdings, Inc.

Ryan Specialty Group Holdings, Inc. was incorporated in Delaware in March 2021, and has not engaged in any business or other activities except in connection with its formation and the Organizational Transactions, including this offering. Our certificate of incorporation will be amended and restated at or prior to the consummation of this offering. Our amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.” In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.

Shares of our Class B common stock, which provide no economic rights, will be distributed to the LLC Unitholders in connection with this offering for nominal consideration. Each share of our Class B common stock entitles its holder to 10 votes on all matters to be voted on by shareholders generally. See “Description of Capital Stock—Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.

Organizational Transactions

The following transactions, referred to collectively herein as the “Organizational Transactions,” will each be completed prior to or in connection with the completion of this offering.

Immediately prior to the effectiveness of this Registration Statement, we will take the following actions:

•

We will amend and restate the LLC Operating Agreement of Holdings LLC to, among other things, appoint Ryan Specialty Group Holdings, Inc. as the sole managing member of Holdings LLC. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC.”

•

All Class A common units of Holdings LLC will be reclassified into an aggregate             of                  LLC Units, and all Class B common units of Holdings LLC (together with the Class A common units, the “common units”) will be reclassified into an aggregate of                  LLC Units.

•

The Common Blocker Entity through which Onex holds common unit interests in Holdings LLC will engage in a series of transactions that will result in (i) first, a direct or indirect subsidiary of Ryan Specialty Group Holdings, Inc. merging with, and into, the Common Blocker Entity, with the Common Blocker Entity remaining as the surviving corporation, and (ii) immediately thereafter, the Common Blocker Entity merging with, and into, Ryan Specialty Group Holdings, Inc. (or a direct subsidiary thereof), with Ryan Specialty Group Holdings, Inc. (or its applicable subsidiary) remaining as the surviving entity. As a result of such transactions, Onex will exchange all of the equity interests in the Common Blocker Entity for                  shares of our Class A common stock.

•

We will amend and restate the certificate of incorporation of Ryan Specialty Group Holdings, Inc. to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

•

Through a series of internal transactions, certain of our current and past employees and existing investors in Holdings LLC will (i) have their LLC Units exchanged into an aggregate of                  shares of Class A common stock on a one-for-one basis and (ii) receive cash payments in respect of certain savings related to the sale of a portion of their equity interests in connection with the offering.

•

With respect to certain employee holders of the incentive units of Holdings LLC who will become holders of Class A common stock in connection with this offering, such incentive units will be exchanged for an aggregate of                  shares of Class A common stock and they will be granted an aggregate of                  top-up options to purchase shares of Class A common stock under our 2021 Plan. Each such option issued under the 2021 Plan is exercisable for one share of our Class A common stock at an exercise price equal to the initial public offering price.

•

With respect to the LLC Unitholders who have incentive units and who will remain as direct investors in Holdings LLC after completion of this offering, subject to any reclassification adjustment, such incentive units will be exchanged for an aggregate of                  LLC Units and an aggregate of                  Class C participation units that will be exchangeable into LLC Units, which will then be immediately redeemed for Class A common stock based on the value of Class C participation units and the fair market value of the Class A common stock at the time of the applicable exchange.

•

With respect to the Ryan Parties, subject to any reclassification adjustment, the Ryan Participation Units will be exchanged for an aggregate of                  LLC Units and an aggregate of                 Class C participation units that will be exchangeable into LLC Units, which will then be immediately redeemed for Class A common stock based on the value of Class C participation units and the fair market value of the Class A common stock at the time of the applicable exchange.

•

We will issue shares of Class B common stock to the LLC Unitholders, on a one-to-one basis with the number of LLC Units each LLC Unitholder owns, for nominal consideration. Shares of Class B common stock will not be issued to the LLC Unitholders with respect to the Class C participation units.

•

We will enter into the Exchange Agreement with the LLC Unitholders pursuant to which the LLC Unitholders will be entitled to exchange LLC Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled. See “Organizational Structure—Exchange Agreement.”

•

We will enter into the Tax Receivable Agreement with the LLC Unitholders and Onex that will provide for the payment by us to the LLC Unitholders and Onex, collectively, of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) certain increases in our proportionate share of the existing tax basis of the assets of Holdings LLC and its flow-through subsidiaries, and an adjustment in the tax basis of the assets of Holdings LLC and its flow-through subsidiaries reflected in that proportionate share, as a result of purchases (or deemed purchases) of LLC Units with the proceeds of this offering and any future exchanges of LLC Units held by an LLC Unitholder (other than Ryan Specialty Group Holdings, Inc.) for shares of our Class A common stock or, at our election, for cash, as described under “Organizational Structure—Exchange Agreement,” (ii) certain tax attributes of Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.” Additionally, with respect to the holders of LLC Units who will have their interest exchanged for shares of Class A common stock on a one-for-one basis in the Organizational Transactions, such holders will have the right to receive cash payments in respect of certain cash savings relating to the sale of a required portion of their vested interest in connection with this offering.

In connection with the completion of this offering, we will issue                shares of our Class A common stock to the investors in this offering (or                shares if the underwriters exercise their option to purchase additional shares in full) in exchange for net proceeds of approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions but before estimated offering expense payable by us.

Immediately following the completion of this offering, we will take the following actions:

•

We intend to use approximately (i) $                million of the net proceeds of this offering to acquire                newly issued LLC Units in Holdings LLC (or                  LLC Units if the underwriters exercise their option to purchase additional shares in full) and (ii) $                million of the net proceeds of this offering to acquire                outstanding LLC Units in Holdings LLC from certain of the LLC Unitholders (or                  LLC Units if the underwriters exercise their option to purchase additional shares in full), in each case, at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

•

We intend to use approximately $                million to acquire the equity of the Preferred Blocker Entity, the entity through which Onex holds its preferred unit interest (with the                 preferred units of Holdings LLC owned by the Preferred Blocker Entity being converted through a series of transactions to LLC Units immediately thereafter).

•

Holdings LLC will apply the proceeds it receives from us on account of the newly issued LLC Units (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares) (i) to pay expenses incurred in connection with this offering and the other Organizational Transactions and for (ii) general corporate purposes. Holdings LLC will bear or reimburse us for all of the expenses of this offering, including the underwriters’ discounts and commissions. See “Use of Proceeds.”

Substantially concurrent with this offering, Holdings LLC also expects to repurchase                  preferred units held by the Ryan Parties with cash on hand for approximately $                 million.

As a result of the Organizational Transactions:

•

the number of shares of Class A common stock issued in this offering will be equal to the number of LLC Units held by us after giving effect to the use of proceeds described herein (including the conversion of the preferred units held by the Preferred Blocker Entity to LLC Units);

•	the investors in this offering will collectively own shares of our Class A common stock and we will hold LLC Units;

•

certain of our current and past employees and existing direct holders of Holdings LLC who had their common units exchanged into shares of Class A common stock will hold (i)                 shares of our Class A common stock and (ii) receive cash payments in respect of certain savings related to the sale of a portion of their vested interest in connection with the offering;

•	Onex will hold shares of our Class A common stock;

•	the LLC Unitholders will own LLC Units and shares of Class B common stock, of which the Ryan Parties will own LLC Units and shares of Class B common stock;

•	our Class A common stock will collectively represent approximately % of the voting power in us; and

•	our Class B common stock will collectively represent approximately % of the voting power in us.

The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Onex holds its interest in Holdings LLC through two entities that are taxable as corporations for U.S. federal income tax purposes: the Preferred Blocker Entity (through which Onex holds its preferred unit interest in Holdings LLC) and the Common Blocker Entity (through which Onex holds its common unit interest in Holdings LLC). Prior to the consummation of this offering, and as a result of the Common Blocker Mergers, Onex will exchange all of the equity interests in the Common Blocker Entity for          shares of Class A common stock. Following the consummation of this offering, the equity of the Preferred Blocker Entity will be acquired by Ryan Specialty Group Holdings, Inc. for cash (with the                preferred units of Holdings LLC owned by the Preferred Blocker Entity being converted through a series of transactions to LLC Units immediately thereafter). See “Use of Proceeds” and “Organizational Structure.”

(2)

Reflects certain direct holders of Holdings LLC who will continue to hold LLC Units in Holdings LLC following the completion of this offering. We will issue shares of Class B common stock to the LLC Unitholders, on a one-to-one basis with the number of LLC Units each LLC Unitholder owns, for nominal consideration. Shares of Class B common stock will not be issued to the LLC Unitholders with respect to the Class C participation units.

(3)

Reflects certain of our current and past employees and existing direct holders of Holdings LLC that, through a series of internal transactions, will (i) have their LLC Units exchanged into shares of Class A common stock on a one-for-one basis and (ii) receive cash payments in respect of certain savings related to the sale of a portion of their equity interests in connection with the offering.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and the percentage economic ownership and voting interest of such groups in Holdings LLC. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Upon completion of this offering and assuming an offering size as set forth on the cover page of this prospectus, the Ryan Parties will control approximately                % (or approximately                % if the underwriters exercise their option to purchase additional shares in full) of the voting power in Ryan Specialty Group Holdings, Inc. through their ownership of Class B common stock. See “Principal Shareholders” for additional information about the Ryan Parties. Additionally, the Ryan Parties may initially, pursuant to the director nomination agreement that we will enter into with the Ryan Parties in connection with this offering, nominate all but one of the directors of the Company.

(2)

Shares of Class A common stock and Class B common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each share of Class A common stock is entitled to one vote per share on all matters to be voted on by shareholders generally. Each outstanding share of Class B common stock is initially entitled to 10 votes per share on all matters to be voted on by shareholders generally. Each share of Class B common stock then outstanding will be entitled to one vote per share (i) 12 months following the death or disability of Patrick G. Ryan, which, in each instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors or (ii) the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 10% of the then-outstanding Class A and Class B common stock. The Class B common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of Ryan Specialty Group Holdings, Inc. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, the LLC Unitholders will be entitled to exchange LLC Units for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate such an exchange. Any shares of Class B common stock so delivered will be canceled.

(3)

Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have                % of the voting power in Ryan Specialty Group Holdings, Inc., (ii) the LLC Unitholders, through ownership of the Class B common stock, will have                % of the voting power of Ryan Specialty Group Holdings, Inc., (iii) the LLC Unitholders will own                % of the outstanding LLC Units in Holdings LLC and (iv) Ryan Specialty Group Holdings, Inc. will own                % of the outstanding LLC Units in Holdings LLC. Following the consummation of the Organizational Transactions, Ryan Specialty Group Holdings, Inc. will be a holding company and its sole asset will be its ownership of LLC Units of Holdings LLC. Ryan Specialty Group Holdings, Inc. will exclusively operate and control all of the business and affairs of Holdings LLC and its subsidiaries. Accordingly, although Ryan Specialty Group Holdings, Inc. will initially own a minority economic interest in Holdings LLC following the consummation of this offering, Ryan Specialty Group Holdings, Inc. will control management of Holdings LLC, subject to certain exceptions. The combined financial results of Holdings LLC and its consolidated subsidiaries will be consolidated in our financial statements.

Our post-offering organizational structure will allow the LLC Unitholders to retain their equity ownership in Holdings LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in Ryan Specialty Group Holdings, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that the LLC Unitholders generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. The LLC Unitholders, like Ryan Specialty Group Holdings, Inc., will be allocated their proportionate share of any taxable income of Holdings LLC.

The LLC Unitholders will also hold shares of our Class B common stock. Although these shares of Class B common stock have only voting and no economic rights, they will allow the LLC Unitholders to exercise voting power over Ryan Specialty Group Holdings, Inc., the sole managing member of Holdings LLC. Class B common stock is initially entitled to 10 votes per share. When the LLC Unitholders exchange LLC Units for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), pursuant to the Exchange Agreement described below, they will also be required to deliver an equivalent number of shares of Class B common stock. Any shares of Class B common stock so delivered will be canceled.

Following the completion of this offering, we intend to form a new intermediate limited liability company for internal tax efficiency purposes (“Intermediate Holdings LLC”) that will be a new parent company of Holdings LLC and, as of the time the subsequent internal reorganization is complete, will hold all of the LLC Units held by Ryan Specialty Group Holding, Inc. immediately prior to such time. Upon completion of certain internal tax reorganization transactions, Intermediate Holdings LLC will then become a party, as necessary, to the respective transactional documents contemplated in connection with this offering, and Ryan Specialty Group Holdings, Inc. will become a member and the sole managing member of Intermediate Holdings LLC.

Amended and Restated Operating Agreement of Holdings LLC

In connection with the completion of this offering, we will amend and restate Holdings LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Holdings LLC, and the rights and obligations of the LLC Unitholders, will be set forth in the LLC Operating Agreement. The LLC Operating Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Sole Managing Member

In connection with this offering, we will become a member and the sole managing member of Holdings LLC. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of Holdings LLC without the approval of any other member, unless otherwise stated in the LLC Operating Agreement. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Holdings LLC and the day-to-day management of Holdings LLC’s business. Pursuant to the LLC Operating Agreement, we cannot be removed, under any circumstances, as the sole managing member of Holdings LLC except by our election.

Compensation

We will not be entitled to compensation for our services as managing member. We will be entitled to reimbursement by Holdings LLC for fees and expenses incurred on behalf of Holdings LLC, including all expenses associated with this offering and maintaining our corporate existence.

Recapitalization

The LLC Operating Agreement will reflect a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of Holdings LLC. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement.

Distributions

The LLC Operating Agreement will require “tax distributions,” as that term is defined in the LLC Operating Agreement, to be made by Holdings LLC to its “members,” as that term is defined in the LLC Operating Agreement. Tax distributions generally will be made quarterly to each member of Holdings LLC, including us, on a pro rata basis among the LLC Unitholders based on Holdings LLC’s net taxable income and without regard to any applicable basis adjustment under Section 743(b) of the Code which means that the amount of tax distributions will be determined based on the LLC Unitholder who is allocated the largest amount of taxable income on a per LLC Unit basis and at a tax rate that will be determined by us, but will be made pro rata based on ownership of LLC Units. Thus, Holdings LLC will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Holdings LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. We expect Holdings LLC may make distributions out of distributable cash periodically to the extent permitted by agreements governing indebtedness of Holdings LLC and necessary to enable Holdings LLC to cover its operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement.

Exchange Rights

The LLC Operating Agreement provides that the LLC Unitholders (and certain permitted transferees thereof) may, pursuant to the terms of the Exchange Agreement described below, exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. As a holder surrenders or exchanges its LLC Units, our interest in Holdings LLC will be correspondingly increased. See “—Exchange Agreement.”

Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation

Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from Holdings LLC a number of LLC Units equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Holdings LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to Holdings LLC equal to the aggregate value of such shares of Class A common stock, and Holdings LLC will issue to us a number of LLC Units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Holdings LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Holdings LLC (or the applicable subsidiary of Holdings LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Holdings LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Holdings LLC (or such subsidiary) the number of vested shares of Class A common stock at a price equal to the market price per share, Holdings LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Holdings LLC equal to the purchase price for such shares in exchange for an equal number of LLC Units.

Maintenance of One-to-One Ratio of Shares of Class A Common Stock and LLC Units Owned by Ryan Specialty Group Holdings, Inc.

Our amended and restated certificate of incorporation and the LLC Operating Agreement will require that (1) we at all times maintain a ratio of one LLC Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (2) Holdings LLC at all times maintains a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us.

Transfer Restrictions

The LLC Operating Agreement generally does not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Holdings LLC.

Dissolution

The LLC Operating Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve Holdings LLC. In addition to a voluntary dissolution, Holdings LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Holdings LLC; (2) second, to pay debts and liabilities owed to creditors of Holdings LLC, other than members; (3) third, to pay debts and liabilities owed to members; and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Holdings LLC (as determined based on the number of LLC Units held by a member relative to the aggregate number of all outstanding LLC Units).

Confidentiality

Each member will agree to maintain the confidentiality of Holdings LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation

The LLC Operating Agreement provides for indemnification of the manager, members and officers of Holdings LLC and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Holdings LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of Holdings LLC will not be liable to Holdings LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments

The LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of Holdings LLC may be amended without the consent of the managing member.

Tax Receivable Agreement

The purchase (or deemed purchase) of LLC Units by us in connection with this offering is expected to result in the acquisition by us of a proportionate share of the existing tax basis of the assets of Holdings LLC and its flow-through subsidiaries. Holdings LLC (and each of its subsidiaries classified as a partnership for U.S. federal income tax purposes) intends to have in place for its taxable year in which this offering and the associated purchase of LLC Units occurs an election under Section 754 of the Code. Accordingly, such purchase of LLC Units by us is expected to result in an adjustment in the tax basis of the assets of Holdings LLC and its flow-through subsidiaries reflected in the proportionate share of such assets treated as acquired by us.

In addition, the LLC Unitholders may from time to time (subject to the terms of the Exchange Agreement) exercise a right to exchange LLC Units for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). We intend to treat such acquisitions of LLC Units as direct purchases of LLC Units from the LLC Unitholders for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by the LLC Unitholders to Holdings LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly. Holdings LLC (and each of its subsidiaries classified as a partnership for U.S. federal income tax purposes) intends to have in place an election under Section 754 of the Code effective for each taxable year in which an exchange of LLC Units for Class A common stock or cash occurs. As a result, an exchange of LLC Units is expected to result in (1) an increase in our proportionate share of the existing tax basis of the assets of Holdings LLC and its flow-through subsidiaries and (2) an adjustment in the tax basis of the assets of Holdings LLC and its flow-through subsidiaries reflected in that proportionate share (“Basis Adjustments”).

Any increases in our share of tax basis as a result of the purchase of LLC Units or LLC Unit exchanges will generally have the effect of reducing the amounts that we would otherwise be obligated to pay thereafter to various tax authorities. Such basis increases may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We intend to enter into a Tax Receivable Agreement with the LLC Unitholders and Onex. The Tax Receivable Agreement provides for the payment by us to the LLC Unitholders and Onex, collectively, of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future, (ii) certain tax attributes of Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are not conditioned upon any LLC Unitholder or Onex maintaining a continued ownership interest in us or Holdings LLC and the rights of the LLC Unitholders and Onex under the Tax Receivable Agreement are assignable. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize. Additionally, with respect to the holders of LLC Units who will have their interest exchanged for shares of Class A common stock on a one-for-one basis in the Organizational Transactions, such holders will have the right to receive cash payments in respect of certain cash savings relating to the sale of a required portion of their vested interest in connection with this offering.

For purposes of the Tax Receivable Agreement, the tax benefit deemed realized by us will generally be computed by comparing our actual cash income tax liability to the amount of such taxes that we would have been required to pay had there been no Tax Attributes; provided that, for purposes of determining the tax benefit with respect to state and local income taxes, we will use simplifying assumptions. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the taxable year that the Tax Receivable Agreement is entered into. There is no maximum term for the Tax Receivable Agreement and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including as to utilization of the Tax Attributes).

The actual Tax Attributes, as well as any amounts paid to the LLC Unitholders and Onex under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any future exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Holdings LLC and its flow-through subsidiaries at the time of each exchange;

•

the price of shares of our Class A common stock at the time of any future exchanges—the Basis Adjustments are directly related to the price of shares of our Class A common stock at the time of future exchanges;

•

the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement;

•

the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized by us under the terms of the Tax Receivable Agreement. If we do not have taxable income in a particular taxable year, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. Nevertheless, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in future (and possibly previous) taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

•	applicable tax rates—the tax rates in effect at the time a tax benefit is recognized.

The payment obligations under the Tax Receivable Agreement are obligations of Ryan Specialty Group Holdings, Inc. and not of Holdings LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the aggregate payments that we will be required to make to the LLC Unitholders and Onex will be substantial. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Holdings LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of Holdings LLC and its subsidiaries, available cash and/or available borrowings under the Credit Agreement.

Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect future payments under the Tax Receivable Agreement relating to the purchase by Ryan Specialty Group Holdings, Inc. of LLC Units from the LLC Unitholders in connection with this offering will be approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional shares) and will range over the next 15 years from approximately $                to $                million per year (or from approximately $                to $                million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. We expect that aggregate payments under the Tax Receivable Agreement over the next 15 years will range from approximately $                million to $                million. These estimates are based on an initial public offering price of $                per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Future payments in respect of subsequent exchanges or financing would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the Tax Attributes subject to the Tax Receivable Agreement and/or distributions to Ryan Specialty Group Holdings, Inc. by Holdings LLC are not sufficient to permit Ryan Specialty Group Holdings, Inc. to make payments under the Tax Receivable Agreement after it has paid taxes.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination or other changes of control were to occur, (2) we materially breach any of our material obligations under the Tax Receivable Agreement or (3) we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement will accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement and, to the extent applicable, that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of our Class A common stock at the time of termination.

As a result of a change of control, material breach, or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to the LLC Unitholders and Onex that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any cash payments previously made to the LLC Unitholders and Onex pursuant to the

Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. For example, if the IRS later asserts that we did not obtain a tax basis increase, among other potential challenges, then we would not be reimbursed for any cash payments previously made to the LLC Unitholders and Onex pursuant to the Tax Receivable Agreement with respect to such tax benefits that we had initially claimed. Instead, any excess cash payments made by us pursuant to the Tax Receivable Agreement will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Accordingly, there may not be sufficient future cash payments against which to net. The applicable U.S. federal income tax rules are complex, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Under the Tax Receivable Agreement, we are required to provide the LLC Unitholders and Onex with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within thirty (30) days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made within three (3) business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of                  plus                  basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at                  plus                  basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Exchange Agreement

We will enter into the Exchange Agreement with the LLC Unitholders. Under the Exchange Agreement, the LLC Unitholders (and certain permitted transferees thereof) may (subject to the terms of the Exchange Agreement) surrender their LLC Units to Holdings LLC or, at our election, exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be canceled. As a holder surrenders or exchanges its LLC Units, our interest in Holdings LLC will be correspondingly increased.

The Exchange Agreement will provide certain limitations per fiscal period on the number of exchanges of LLC Units for shares of our Class A common stock.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with the Ryan Parties and Onex in connection with this offering. The Registration Rights Agreement will provide the Ryan Parties and Onex certain registration rights following our initial public offering and the expiration of any related lock-up period, including that the Ryan Parties can require us to register under the Securities Act shares of Class A common stock (including shares issuable to the Ryan Parties upon exchange of their LLC Units). The Registration Rights Agreement will also provide for piggyback registration rights for the Ryan Parties and Onex. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Following the closing of this offering, the holders of approximately                shares of Class A common stock and                shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

MANAGEMENT

Our Executive Officers, Directors and Director Nominees

Below is a list of the names, ages as of April 23, 2021, positions and brief accounts of the business experience of the individuals who serve as (i) our executive officers who will also perform similar functions at the company upon completion of this offering and (ii) directors and director nominees of the company. Upon the completion of this offering, Messrs.                 ,                  and                  are anticipated to be elected to our Board.

Name	Age	Position
Patrick G. Ryan	83	Chief Executive Officer and Chairman of the Board of Directors

Timothy W. Turner	60	President

Nicholas D. Cortezi	54	Chairman of RSG Underwriting Managers

Jeremiah R. Bickham	35	Executive Vice President and Chief Financial Officer

Brendan M. Mulshine	55	Executive Vice President and Chief Revenue Officer

Michael T. VanAcker	35	Executive Vice President and Chief Operating Officer

Mark S. Katz	52	Executive Vice President and General Counsel

Lisa J. Paschal	59	Senior Vice President and Chief Human Resources Officer

Henry S. Bienen	81	Director Nominee

David P. Bolger	63	Director Nominee

William J. Devers	87	Director Nominee

D. Cameron Findlay	61	Director Nominee

Robert Le Blanc	54	Director Nominee

Andrew J. McKenna	91	Director Nominee

Michael D. O’Halleran	70	Director Nominee

John W. Rogers, Jr	63	Director Nominee

Patrick G. Ryan is a widely respected entrepreneur and global insurance leader who founded Ryan Specialty Group in 2010. Mr. Ryan has served as the Chairman and Chief Executive Officer of Ryan Specialty Group since its inception. Prior to launching Ryan Specialty Group, Mr. Ryan founded Aon and served as its Chairman and/or CEO for 41 years. At the time of Mr. Ryan’s retirement, Aon had more than 500 offices in 120 countries, generating revenues then in excess of $7 billion. Mr. Ryan has received a number of accolades throughout his career. In 1987, Mr. Ryan received the esteemed Horatio Alger Award, which honors those who are dedicated to the principles of integrity, hard work, perseverance and compassion for others. In 2008, Mr. Ryan was inducted into the American Academy of Arts and Sciences, one of the nation’s oldest and most prestigious honorary societies and independent research centers, founded in 1780. Also in 2008, he was elected to the International Insurance Society Hall of Fame and received the Ernst and Young Entrepreneur of the Year Lifetime Achievement Award. He was named by Brigham Young University International Executive of the Year for Corporate Integrity. Other career tributes include Insurance Leader of the Year, College of Insurance, and the Insurance Federation of New York’s Free Enterprise Award. Most recently in July 2019, Mr. Ryan was inducted into the Automotive Hall of Fame for his contribution to the Finance and Insurance Specialists sector of the automotive industry. Mr. Ryan has been a member of Northwestern University’s Board of Trustees for 42 years, 14 years of which he served as Chairman. Mr. Ryan earned a Bachelor of Business Administration from Northwestern in 1959 and, in 2009, Northwestern awarded Mr. Ryan a Doctor of Humane Letters degree. Also in 2009, Mr. Ryan was inducted into the Northwestern Athletic Hall of Fame. Four years later in 2013, Mr. Ryan received the Northwestern Alumni Association Medal of Honor. This award is the highest award granted by the Northwestern Alumni Association to an alumnus who combines superior professional distinction and/or exemplary volunteer service to society, with an outstanding record of service to Northwestern. Mr. Ryan also served as Chairman of the Chicago 2016 Olympic Bid Committee. We believe that Mr. Ryan’s extensive and industry leading experience in the area of insurance, his experience as the founder, chairman and CEO of Aon Corporation, and his insight into our business as our Founder and Chief Executive Officer makes him a valuable member of our Board.

Timothy W. Turner has served as our President since March 2021, as the Chairman and CEO of RT Specialty since RT’s founding in 2010, and has been a member of our Board of Directors since the Board’s inception in 2012. Prior to co-founding RT Specialty, Mr. Turner was with CRC Insurance Services, Inc. (“CRC”) for 10 years and was President of CRC at the time of his departure. Prior to CRC, Mr. Turner worked for the Crump Group and was named President of its Chicago Office. Mr. Turner began his insurance career as a casualty broker with A.J. Renner & Associates in 1987. Mr. Turner has received a number of awards, and in 2020, one of the insurance industry’s most respected media outlets, the Insurance Insider, named Mr. Turner the Distribution Leader of the Year, honoring him as the year’s most influential and outstanding individual in insurance distribution. In 2019, Mr. Turner received the prestigious Insurance Industry “Good Scout” Award from the Boy Scouts of America, Greater New York Councils. Additionally, Mr. Turner received the 2021 Spirit of Life Award from the City of Hope, National Insurance Industry Counsel. Before joining the insurance industry, Mr. Turner graduated from the Detroit Police Academy, served on the Wayne County SWAT Team, and was an undercover narcotics officer with the Narcotics Cocaine Task Force with the Michigan State Police. Mr. Turner earned a Bachelor of Science in Criminal Justice from Madonna University.

Nicholas D. Cortezi has served as the Chairman RSG Underwriting Managers since September 2020. In 1987, Mr. Cortezi joined All Risks and was promoted to CEO in 1999. He served as CEO of All Risks until its merger with RSG in September 2020. Mr. Cortezi has served on the board of the Independent Insurance Agents of Baltimore, the board of the Independent Insurance Agents of Maryland, and the board of the National Association of Surplus Lines Offices (“NAPSLO”) (now known as the Wholesale & Specialty Insurance Association), and he was President of NAPSLO between 2002 and 2003. Mr. Cortezi earned a Bachelor of Arts in International Relations and a Masters in International Public Policy from Johns Hopkins University.

Jeremiah R. Bickham has served as our Chief Financial Officer since March 2021. He joined the firm in 2011 and previously served as the Treasurer and Head of Corporate Development. Prior to joining RSG, Mr. Bickham worked at KPMG, LLP as a research analyst and auditor from 2009 through 2011. He earned a Bachelor of Business Administration and a Master of Professional Accounting from the University of Texas at Austin, as well as a Master of Business Administration from Northwestern University’s Kellogg School of Management. Mr. Bickham also is a Certified Public Accountant.

Brendan M. Mulshine has served as our Chief Revenue Officer since 2020 and previously served as our Executive Vice President and Managing Director since 2012. From 1995 to 2012, Mr. Mulshine held various leadership positions at Aon Re, working with domestic and global insurance company clients on their reinsurance capital needs. Mr. Mulshine began his career practicing law in New York City. He earned a Bachelor of Arts from Yale College, a Juris Doctor from the University of Notre Dame School of Law, and a Master of Business Administration from Northwestern University’s Kellogg School of Management.

Michael T. VanAcker has served as our Chief Operating Officer since March 2021. Previously, Mr. VanAcker served as the Chief Operating Officer of RT Specialty from 2016 to 2021, leading the financial, accounting, and operational oversight of the Wholesale Brokerage and Binding Authority specialties. He also served as RT Specialty’s Controller from 2014 to 2016. From 2011 to 2013, Mr. VanAcker served under the Ryan Specialty Group Global Controller and CFO and was named Ryan Specialty Group’s first Director of FP&A in 2013. Before joining RSG, Mr. VanAcker was a Senior Associate in PwC’s Assurance practice. Mr. VanAcker earned a dual degree Bachelor of Science in Finance and Accounting from the University of Illinois at Urbana-Champaign. He is also a Certified Public Accountant.

Mark S. Katz has served as our Executive Vice President and General Counsel since March 2020 after first joining Ryan Specialty Group in 2019 as Counsel for Insurance Services. Prior to joining Ryan Specialty Group, Mr. Katz practiced law with boutique Manhattan-based insurance litigation firm Mound Cotton Wollan & Greengrass LLP from 1993 through 2018, litigating complex insurance coverage disputes throughout the United States. He was a partner with the firm from 2002 through 2018 and served as the firm’s Administrative Partner and on its hiring and compensation committees for numerous years. Mr. Katz earned his Bachelor of Arts from Syracuse University, Maxwell School of Citizenship and Public Affairs in 1990 and his Juris Doctor from Hofstra University School of Law in 1993, where he was an editor of the Hofstra Law Review.

Lisa J. Paschal has served as our Senior Vice President and Chief Human Resources Officer since 2014. From 2005 to 2014, Ms. Paschal was Senior Vice President of Human Resources with Argo Group. Ms. Paschal was also Assistant Vice President at Hartford Financial Services from 1998 to 2004, and she managed Employee Relations at Hess Oil from 1995 to 1997. Ms. Paschal also practiced employment and family law in Houston. She earned a Bachelor of Education and a Master of Education from the University of Missouri - Columbia, as well as a Juris Doctor from South Texas College of Law.

Henry S. Bienen has served on our Board since 2012. Dr. Bienen served as Northwestern University’s president from 1995 through 2009 and currently serves as president emeritus of Northwestern University. He was the James S. McDonnell Distinguished University Professor and dean of the Woodrow Wilson School of Public and International Affairs at Princeton University prior to his appointment at Northwestern. Dr. Bienen is Emeritus Trustee of the Chicago Council on Global Affairs, and on the Steppenwolf Theatre’s Board of Trustees’ Executive Committee. Additionally, Dr. Bienen is on the Board of Directors of Hedge Fund Guided Portfolio Solutions and Grosvenor Multi Strategy Funds, chairs the Advisory Committee of The Vistria Group’s Education Investments, serves as Chairman of the Board of Directors for Rasmussen College, and is an Emeritus Board member of MetroSquash, an urban squash and education program in Chicago. Furthermore, Dr. Bienen is Chairman of the Board of the Crown Center on the Middle East Studies at Brandeis University, a member of the Board of the Lucas Museum of Narrative Art and a consultant to Walmart on Opioid issues. He earned a Bachelor of Arts from Cornell University with honors, as well as a Master of Political Science and a PhD in Political Science from the University of Chicago. We believe Dr. Bienen is qualified to serve on our Board due to his extensive experience as a director on the boards of other for profit companies.

David P. Bolger has served on our Board since 2012. Mr. Bolger served as Chief Operating Officer of Chicago 2016, the effort to bring the 2016 Olympic and Paralympic Games to Chicago. From 2004 to 2019, Mr. Bolger served on the Board of Directors of MB Financial, Inc. From 2003 to 2008, he served as Executive Vice President and Chief Financial Officer of Aon Corporation. Prior to joining Aon he served in multiple executive positions at Bank One Corporation and its predecessor companies. He earned a Bachelor of Science in Accounting and Finance from Marquette University and a Master of Management from Northwestern University Kellogg School of Management. We believe Mr. Bolger is qualified to serve on our Board due to his extensive insurance industry, accounting and finance experience.

William J. Devers has served on our Board since 2013. Since 1983, Mr. Devers has been president of Devers Group, Inc. a venture capital firm specializing in early stage investments. He earned his Bachelor of Arts in Economics from Pennsylvania State University. We believe Mr. Devers is qualified to serve on our Board due to his extensive finance industry experience.

D. Cameron Findlay has served on our Board since 2012. Since 2013, Mr. Findlay has been the Senior Vice President, General Counsel and Secretary of Archer Daniels Midland Company. From 2009 to 2013, he was Senior Vice President and General Counsel of Medtronic, Inc., and from 2003 to 2009 he served Executive Vice President and General Counsel of Aon Corporation. He earned his B.A. from Northwestern University, his Master of Arts, (Oxon.) from Oxford University, and his Juris Doctor from Harvard Law School. We believe Mr. Findlay is qualified to serve on our Board due to his expertise in legal, compliance, and government regulatory matters and extensive insurance industry experience.

Robert (Bobby) Le Blanc has served on our Board since 2018. Mr. Le Blanc joined Onex in 1999 and currently serves as its President and the head of Onex Partners, Onex’ large-cap private equity platform. Prior to joining Onex, Mr. Le Blanc worked for Berkshire Hathaway and General Electric. He earned his Bachelor of Science from Bucknell University and his Master of Business Administration from New York University. We believe Mr. Le Blanc is qualified to serve on our Board due to his extensive insurance and finance industry experience.

Andrew J. McKenna has served on our Board since 2012. Mr. McKenna is the Chairman Emeritus of the Board of Directors of McDonald’s Corporation and the Chairman of Bunzl Retail Services. Mr. McKenna has served over the years on many civic, community and philanthropic boards and currently serves as a trustee of Ronald McDonald House Charities, the Museum of Science and Industry (Chairman Emeritus), and the University of Notre Dame (Chairman Emeritus). Mr. McKenna is also a director of Big Shoulders Fund of the Archdiocese of Chicago and Ann and Robert H. Lurie Children’s Hospital of Chicago, among others. Mr. McKenna earned his Bachelors degree from the University of Notre Dame and a Juris Doctor from DePaul University. We believe Mr. McKenna is qualified to serve on our Board due to his extensive experience as a director on the boards of many for profit companies and as a board member and/or trustee for civic, community and philanthropic organizations.

Michael D. O’Halleran has served on our Board since 2018. Since 2019, Mr. O’Halleran has been Executive Chairman of Geneva Re Limited and a Senior Advisor at Ryan Specialty Group. For twenty four years, Mr. O’Halleran was Executive Chairman and Founder of Aon Re, a reinsurance brokerage and capital advisory firm. Additionally, Mr. O’Halleran was previously President and COO of Aon Corporation from 1999 to 2005. From 2017 to 2020, he was on the Board of Directors of NuVasive, Inc., and from 2009 to 2017, he was on the Board of Directors of CareFusion, Inc. He earned his Bachelor of Science from the University of Wisconsin - Whitewater. We believe Mr. O’Halleran is qualified to serve on our Board due to his extensive insurance industry experience.

John W. Rogers, Jr. has served on our Board since 2014. Since 1983, he has been the Founder, Chairman, Chief Executive Officer and Chief Investment Officer of Ariel Investments. In 2019, he became Co-CEO of Ariel Investments. He earned his Bachelor of Arts from Princeton University. We believe Mr. Rogers is qualified to serve on our Board due to his extensive finance industry experience.

Family Relationships

Brendan M. Mulshine is married to the niece of Patrick G. Ryan.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of                directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. In addition, the Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Ryan Parties. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be                ,                 and                and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be                ,                and                 and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be                ,                and                 and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of members of the Board. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as the Ryan Parties beneficially own 40% or more, in the aggregate, of the total number of shares of our common stock then outstanding. If the Ryan Parties’ aggregate beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon.

In addition, at any time when the Ryan Parties have the right to designate at least one nominee for election to our Board, the Ryan Parties will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. The listing standards of the                      require that, subject to specified exceptions, each member of a listed company’s audit and compensation and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has also determined that                ,                and                 meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and Compensation and Governance Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Governance Committee
Patrick G. Ryan
Henry S. Bienen*
David P. Bolger*
William J. Devers*
D. Cameron Findlay*
Robert Le Blanc*
Andrew J. Mckenna*
Michael D. O’Halleran*
John W. Rogers, Jr.*

*	Denotes director nominee

Audit Committee

Following this offering, our Audit Committee will be composed of                ,                and                 , with serving as chairman of the committee. We intend to comply with the audit committee requirements of the Securities and Exchange Commission (the “SEC”) and                , which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that                  and                meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of                . Our Board has determined that                 is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of                . The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	discussing on a periodic basis, or as appropriate, with management, our policies, programs and controls with respect to risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviewing and discussing with management our earnings releases and scripts;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	reviewing management’s report on its assessment of the effectiveness of internal control over financial reporting and any changes thereto;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt, retention, follow-up and resolution of accounting, internal controls or auditing matters, complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing and assessing annually treasury functions including cash management process;

•	investigating any matters received, and reporting to the Board periodically, with respect to ethics issues, complaints and associated investigations;

•	reviewing the audit committee charter and the committee’s performance at least annually;

•	consulting with management to establish procedures and internal controls relating to cybersecurity; and

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions.

Compensation and Governance Committee

Following this offering, our Compensation and Governance Committee will be composed of                ,                and                 , with                serving as chairman of the committee. The Compensation and Governance Committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines;

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of the Ryan Parties and Onex under the Director Nomination Agreement as described in “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement,” identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	assisting our Board with orientation and continuing education of directors;

•	overseeing the annual evaluations of our Board and our Board committees;

•	establishing and overseeing the Company’s succession, leadership and talent development planning and process;

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining and approving the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of ;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans, including any equity incentive plans;

•	reviewing and making recommendations to our Board with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

Unless we state otherwise or the context otherwise requires, in this Executive Compensation section the terms “Ryan Specialty Group,” “we,” “us,” “our” and the “Company” refer to Holdings LLC, for the period up to this offering, and for all periods following this offering, to Ryan Specialty Group Holdings, Inc.

We are an “emerging growth company,” within the meaning of the Securities Act. As such, we are providing our Summary Compensation Table, Outstanding Equity Awards at Fiscal Year-End and limited narrative disclosures regarding executive compensation for only the last completed fiscal year. Further, our reporting requirements extend only to our “named executive officers” as defined in the Securities Act. For 2020, our named executive officers (“NEOs”) were:

Name	Principal Position
Patrick G. Ryan	Founder, Chairman and Chief Executive Officer
Diane M. Aigotti	Executive Vice President and Chief Financial Officer
Timothy W. Turner	Chairman and Chief Executive Officer of RT Specialty; Director

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table summarizes information relating to compensation earned and accrued for employment:

Name	Year	Salary ($)	Bonus ($)(2)	All Other Compensation ($)(3)	Total($)
Patrick G. Ryan(1) Founder, Chairman and Chief Executive Officer	2020	—	—	—	—
Diane M. Aigotti Executive Vice President & Chief Financial Officer	2020	723,100	1,595,045	14,940	2,333,085
Timothy W. Turner Chairman and CEO, RT Specialty; Director	2020	1,200,000	2,600,000	854,655	4,654,655

(1)	Mr. Ryan, our founder, does not receive compensation for his services to us.
(2)

The amounts reported reflect amounts earned for company performance for 2020 under our annual discretionary bonus program. See “Additional Narrative Disclosure—Cash Incentive Awards,” for additional information. Such bonuses were paid in early 2021. The amounts shown here do not include bonuses earned with respect to 2019 and paid in early 2020.

(3)

Amounts reported include, for Ms. Aigotti, Company contributions under our 401(k) plan and life insurance premiums, and for Mr. Turner, Company contributions under our 401(k) plan, condominium allowance, car allowance and $796,905 of loan forgiveness. See “Additional Narrative Disclosure” for additional information on these amounts.

Outstanding Equity Awards at 2020 Year-End

The following table reflects information regarding outstanding awards of common units of the Company (“Common Units”), the only incentive awards held by our NEOs, as of December 31, 2020. “—Additional Narrative Disclosure—Common Units” contains additional information on such units.

	Option Awards
	Grant Date	Number of Securities Unexercised, Exercisable (#)(1)	Number of Securities Unexercised, Unexercisable (#)(1)		Exercise Price ($)(2)	Expiration Date(2)
Patrick G. Ryan	—	—	—		—	—
Diane M. Aigotti	11/18/2010	631,694	—		.001	N/A
	9/30/2015	500,000	—		.0035	N/A
	11/20/2015	250,000	—		.0035	N/A
	4/2/2018	800,000	1,200,000	(3)	1.51	N/A
	4/15/2019	273,661	1,094,646	(3)	1.90	N/A
Timothy W. Turner	9/30/2015	18,049,636	—		.0035	N/A
	4/2/2018	1,000,000	1,500,000	(3)	1.51	N/A
	4/15/2019	685,964	2,743,857	(3)	1.90	N/A

(1)

We believe that these awards are most similar economically to stock options, and as such we report them as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Awards reflected as “Unexercisable” are Common Units that have not yet vested or are not yet probable to vest. Awards reflected as “Exercisable” are Common Units that have vested. See “Additional Narrative Disclosure—Common Units” for more information.

(2)

The Common Units are not traditional options, and therefore, they do not have an exercise price or option expiration date associated with them. However the Common Units do have an initial participation threshold, which is reflected in the “Exercise Price” column.

(3)

These Common Units vest in five equal annual installments beginning on the first anniversary of the date of grant, subject to the NEO’s continued employment or qualified separation through each vesting date. See “Additional Narrative Disclosure—Common Units” for more information.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees (including our NEOs) may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We match 50% of elective deferrals up to a maximum per participant per calendar year. All employee contributions to our 401(k) plan are 100% vested at all times. Employer contributions vest over three years, such that all employer contributions to our 401(k) plan are fully vested for employees who remain employed by us for at least three years. All contributions under our 401(k) plan are subject to certain annual dollar limitations in accordance with applicable laws, which are periodically adjusted for changes in the cost of living.

Employment, Severance and Change in Control Arrangements

We have entered into an employment letter with Ms. Aigotti and an employment agreement with Mr. Turner (collectively referred to herein as the “employment agreements”). We do not have an employment agreement with Mr. Ryan. The description of the employment agreements set forth below is a summary of the material features of the agreements regarding potential payments upon termination or a change of control. This summary, however, does not purport to be a complete description of all the provisions of the agreements that we have entered into with the executives. This summary is qualified in its entirety by reference to the employment agreements, which have been filed as exhibits to this registration statement.

Agreements with Diane M. Aigotti

In August 2011, we entered into an employment letter with Ms. Aigotti. The letter provided Ms. Aigotti with an annual base salary of $500,000 and eligibility to earn a targeted annual discretionary bonus of up to 100% of her base salary for the year ending December 31, 2011 and up to 150% of her base salary for the years ending December 31, 2012 and December 31, 2013, in each case, subject to her continued employment through the payment date. The amounts of Ms. Aigotti’s base salary and targeted annual discretionary bonus increased between December 31, 2013 and December 31, 2020.

In connection with the retirement of Ms. Aigotti as our Executive Vice President & Chief Financial Officer effective March 1, 2021, we entered into an agreement for her to provide the Company with certain consulting services related to the transition of her responsibilities for the period commencing on March 2, 2021 and ending on June 30, 2021 (the “Aigotti Agreement”). In exchange for these consulting services, we agreed to pay Ms. Aigotti a $500,000 consulting fee, payable in monthly installments of $125,000, subject to the criteria set forth in the Aigotti Agreement. In connection with her retirement, Ms. Aigotti received (i) her base salary through the effective date, (ii) any expenses incurred and submitted in accordance with our reimbursement policies, (iii) compensation for her accrued but unused vacation days, (iv) her accrued and vested rights under our 401(k) Plan, (v) an annual bonus for the 2020 calendar year of approximately $1.6 million, (vi) transition benefits in the form of a lump sum payment of approximately $2.75 million and (vii) eligibility for COBRA continuation benefits and continued rights under our indemnification and directors’ and officers’ insurance coverage. Ms. Aigotti’s existing vested and unvested equity awards remain outstanding subject to certain accelerated vesting and mandatory participation and repurchase provisions (in the case of the mandatory participation and repurchase provisions, such provisions relate in part to the completion of this offering). The Aigotti Agreement provides for a customary release of claims, a non-disparagement provision and restrictive covenants.

Agreement with Timothy W. Turner

In January 2010, we entered into an employment agreement with Mr. Turner. The agreement initially has a five-year term that automatically renews for successive five-year periods until terminated by either party at least 30 days prior to a renewal date. The agreement provided Mr. Turner with an annual base salary of $800,000 or such higher amount as determined by the Board, and eligibility to earn an annual target bonus of $700,000. Mr. Turner’s employment agreement also provides for a car allowance and condominium allowance, in each case, of $2,000 per month.

Under the terms of Mr. Turner’s employment agreement, in the event that his employment with us is terminated by us without “cause,” he will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of the Company, continued payment of his base salary through the end of the then-current five-year term. In addition, if Mr. Turner’s employment is terminated by us without “cause” (as defined below in “—Common Units”) or due to his death or disability and the applicable performance metrics are achieved, Mr. Turner will be entitled to receive a prorated portion of his annual bonus, with 50% of the estimated amount of such prorated bonus to be paid on July 31 of the year it is earned and the remaining portion paid on January 31 of the following year.

Base Salary

As discussed above in “—Employment Agreements,” each employment agreement provides for the payment of an annualized base salary. For 2020, annualized base salary amounts for our NEOs were as follows: $723,100 for Ms. Aigotti and $1,200,000 for Mr. Turner. Mr. Ryan did not receive a salary in connection with his services to us.

Annual Bonus

Historically, we have maintained an annual discretionary cash bonus program. Our Board has historically determined the amount, if any, of the annual bonuses awarded to each of our NEOs (other than Mr. Ryan, who does not receive an annual cash bonus) after careful review of our performance over the course of the preceding year.

For 2020, based on individual and company performance, our board of managers approved a payout for Ms. Aigotti and Mr. Turner of 147% and 144% of their respective bonus targets.

Forgivable Loans

We have historically granted loans to certain executive officers, including Mr. Turner, of which a certain amount is forgivable each year if the recipient remains employed with us. Amounts reported in the “Summary Compensation Table,” above, represent the portion of Mr. Turner’s outstanding loans that were forgiven due to his remaining employed through the end of 2020. We intend to discontinue our practice of granting loans to employees following the consummation of this offering.

Common Units

Ms. Aigotti and Mr. Turner have each received awards of Common Units pursuant to the limited liability company agreement of Ryan Specialty Group, LLC. The Common Units are profits interests that represent actual, voting equity interests meant to enable certain employees to share in our financial success after our preferred unitholders receive a certain level of return on their investment. The Common Units entitle unitholders to a percentage of future distributions, but only after all preferred unitholders have received cumulative cash distributions of a certain multiple return and only to the extent that distributions exceed the participation threshold associated with such Common Units.

The Common Units vest in five equal annual installments beginning on the first anniversary of the date of grant, subject to the NEO’s continued employment with us through each vesting date. Notwithstanding the foregoing, if the NEO’s employment is terminated (i) by us without “cause,” (ii) due to the NEO’s death or disability at any time after the first anniversary of the date of grant or (iii) the NEO retires in good standing (as determined by the Board) after reaching the age of 65, and, in each case, subject to the NEO’s continued compliance with the restrictive covenants set forth in the applicable grant agreement, the Common Units will continue to vest as if the NEO remained employed with us.

For purposes of Mr. Turner’s employment agreement and the Common Units, “cause” generally means (subject, in the case of (i),(iv),(v) or (vi), below, to customary notice and cure provisions): (i) a willful or intentional breach of the NEO’s employment agreement (and, in the case of the Common Units, of the applicable grant agreement) that adversely and materially impacts our business or reputation, (ii) conviction of a felony or a lesser crime (other than a routine traffic violation) involving moral turpitude, (iii) commission of any act that would rise to the level of a felony or the commission of a lesser crime or offense that materially and adversely impacts our business or reputation, (iv) commission of a dishonest or wrongful act involving fraud, misrepresentation, or moral turpitude that adversely and materially impacts our business or reputation, (v) willful or repeated failure to perform a substantial part of the NEO’s duties or the specific written directives, including specific, objective standards of performance, communicated by the Chairman or Chief Executive Officer, with such standards to be provided to the NEO at least annually, or (vi) breach of the NEO’s fiduciary duty to us. For purposes of Mr. Turner’s employment agreement only, an injunction or restraining order related to Mr. Turner’s ability to compete against his former employer will not constitute “cause” under his employment agreement.

As discussed above under “—Employment Agreements,” all unvested Common Units held by Ms. Aigotti are expected to vest in full upon the consummation of this offering.

Equity and Cash Incentives — Summary of the 2021 Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt the 2021 Plan for employees and directors prior to the completion of this offering. Mr. Turner will be eligible to participate in the 2021 Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the 2021 Plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our NEOs, with those of our shareholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2021 Plan, a number of shares of Class A common stock equal to     % of the number shares of Class A common stock and Class B common stock outstanding at the closing of this offering (on a fully diluted basis) will initially be reserved for issuance pursuant to awards under the 2021 Plan. The total number of shares reserved for issuance under the 2021 Plan will be increased on January 1 of each of the first 10 calendar years during the term of the 2021 Plan, by the lesser of (i) a number of shares of Class A common stock equal to     % of the total number of shares of Class A common stock and Class B common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of the Company’s Class A common stock determined by our Board of directors or compensation committee. The total number of shares reserved for issuance under the 2021 Plan may be issued pursuant to incentive options. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2021 Plan.

Administration

The 2021 Plan will be administered by the Compensation and Governance Committee of our Board to administer the 2021 Plan (as applicable, the “Administrator”). The Administrator has broad discretion to administer the 2021 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. To the extent the Administrator is not our Board, our Board will retain the authority to take all actions permitted by the Administrator under the 2021 Plan.

Eligibility

Our employees and non-employee directors, and employees and non-employee directors of our affiliates, will be eligible to receive awards under the 2021 Plan.

Non-employee Director Compensation Limits

Under the 2021 Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on our Board having a value in excess of $                ; provided that, for any fiscal year in which a non-employee director (i) first commences service on our Board or (ii) serves as lead director or chairman of our Board, such limit shall be $                . This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of Class A common stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of Class A common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of a SAR award.

Restricted Share Awards. A restricted share award is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted share award will have rights as a shareholder, including the right to vote the shares of Class A common stock subject to the restricted share award or to receive dividends on the shares of Class A common stock subject to the restricted share award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Share Units. An RSU is a right to receive cash, shares of Class A common stock or a combination of cash and shares of Class A common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.

Share Awards. A share award is a transfer of unrestricted shares of Class A common stock on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of Class A common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Class A common stock. Dividend equivalents may be granted on a freestanding basis or in connection with another award (other than a restricted share award or a share award).

Other Share-Based Awards. Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of Class A common stock.

Cash Awards. Cash awards may be granted on a freestanding basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the 2021 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2021 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2021 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2021 Plan will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2021 Plan.

Plan Amendment and Termination

Our Administrator may amend or terminate any award, award agreement or the 2021 Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The 2021 Plan will remain in effect for a period of 10 years (unless earlier terminated by our Board).

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of managers during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the board of managers in 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Andrew McKenna	75,000	100,000	175,000
Henry Bienen	60,000	100,000	160,000
David Bolger	75,000	100,000	175,000
D. Cameron Findlay	75,000	100,000	175,000
John Rogers	60,000	100,000	160,000
William Devers	60,000	100,000	160,000

(1)

Amounts reported reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of Common Units granted to each of our non-employee managers. The Common Units granted to our managers represent grants of capital interests and have no participation threshold. The assumptions used in calculating the grant date fair value of the Common Units reported in this column are set forth in Note 2 to the consolidated financial statements included elsewhere in this prospectus.

(2)

As of December 31, 2020, the following number of outstanding Common Units were held by our non-employee managers (either directly or through vehicles for the benefit of them or their families) that had originally been granted to them: for Mr. McKenna, 175,359 Common Units; for Mr. Bienen, 175,359 Common Units; for Mr. Bolger, 175,359 Common Units; for Mr. Findlay, 175,359 Common Units; for Mr. Rogers, 125,607 Common Units; and for Mr. Devers, 150,483.00 Common Units.

The fees for each of our non-employee managers in 2020 consisted of an annual cash retainer equal to $60,000 as well as an additional annual retainer of $15,000 for each manager that serves as the chair of one of our committees. Our non-employee managers also each received a grant of 21,882 Common Units, which are capital interests and are not subject to vesting. We are undertaking a review of our non-employee manager compensation arrangements and intend to implement a new non-employee director compensation program for our Board in connection with this offering. The terms of the non-employee director compensation program have not yet been determined. Directors who are also our employees will not receive any additional compensation for their service on our Board.

Non-Employee Director Compensation Policy

Other than the arrangements described above, we do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our Board and committees of our Board.

PRINCIPAL SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock and Class B common stock as of            , 2021, after giving effect to the Organizational Transactions, including this offering:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class B common stock immediately prior to this offering;

•	each of our directors and director nominees;

•	each of our NEOs; and

•	all of our directors, director nominees and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership prior to this offering that are set forth below give effect to the Organizational Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on                shares of Class A common stock to be issued in connection with this offering, assuming no exercise by the underwriters of their option to purchase additional shares. This number excludes                shares of Class A common stock issuable in exchange for LLC Units and shares of our Class B common stock, each as described under “Organizational Structure” and “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement.” If all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were canceled, we would have                shares of Class A common stock outstanding immediately after this offering.

Concurrently with this offering, we will issue to the LLC Unitholders                shares of Class B common stock. The number of shares of Class B common stock will depend in part on the price at which shares of Class A common stock are sold in this offering after the offering. For purposes of the presentation of the total number of shares of Class B common stock beneficially owned, we have assumed that the shares of Class A common stock will be sold at $                per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Unless otherwise noted below, the address for each beneficial owner listed on the table is Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4600, Chicago, Illinois 60601. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Class A common stock that they beneficially own, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned Prior to this Offering								Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Class A Common Stock	% of Class A Common Stock Outstanding		Shares of Class B Common Stock	% of Class B Common Stock Outstanding		% of Combined Voting Power(1)		Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power Assuming the Underwriters’ Option Is Not Exercised(1)		% of Combined Voting Power Assuming the Underwriters’ Option Is Exercised in Full(1)
5% Shareholders:
Patrick G. Ryan(2)			%			%		%				%		%
Onex RSG Holdings LP(3)			%			%		%				%		%
Named Executive Officers, Directors and Director Nominees:
Patrick G. Ryan(2)			%			%		%				%		%
All executive officers, directors and director nominees as a group (individuals)			%			%		%				%		%

(1)

Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is initially entitled to 10 votes per share. Each share of Class B common stock then outstanding will be entitled to one vote per share (i) 12 months following the death or disability of Patrick G. Ryan, which, in each instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors or (ii) the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 10% of the then-outstanding Class A and Class B common stock. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or the certificate of incorporation.

(2)

Includes                shares of Class A common stock and                shares of Class B common stock beneficially owned by Mr. Ryan and                shares of Class A common stock and                shares of Class B common stock beneficially owned and attributed to Mr. Ryan pursuant to trusts for the benefit of family members. The address for Mr. Ryan is Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4600, Chicago, Illinois 60601.

(3)

Includes                shares of our Class A common stock held directly by Onex RSG Holdings LP. Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, and/or Mr. Gerald W. Schwartz, may be deemed to beneficially own the shares of Class A common stock held directly Onex RSG Holdings LP, through Onex Corporation’s ownership of all of the equity of Onex Private Equity Holdings LLC, which owns all of the equity of Onex RSG GP Inc., the general partner of Onex RSG Holdings LP. Mr. Gerald W. Schwartz, the Chairman and Chief Executive Officer of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the shares of Class A common stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. The address for Onex Corporation and Mr. Schwartz is 161 Bay Street, Toronto, ON M5J 2S1 Canada.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Services Agreement with Ryan Specialty Group Risk Innovators

On June 28, 2018, RSG entered into a services agreement with Ryan Specialty Group Risk Innovators, LLC (“RSGRI”), an entity wholly owned directly or indirectly by two trusts in which Mr. Ryan and his spouse are trustees and beneficiaries. Reimbursable expenses due from RSGRI, inclusive of direct costs, for administrative services performed by RSG and the related markup on the administrative services, were $0, $6.1 million and $3.9 million as of December 31, 2020, 2019, and 2018, respectively.

Acquisition of JEM Underwriting Managers, LLC

JEM Underwriting Managers, LLC (“JEM”), previously a wholly owned subsidiary of RSGRI, was designed in 2018 to incubate a new property insurance initiative. On January 1, 2020, RSG acquired JEM for approximately $4.0 million, net of cash acquired.

Ryan Re and Geneva Re

Ryan Re Joint Venture

RSG is the Managing Member of Ryan Re. When Ryan Re commenced operations in 2019, RSG owned 47% of its common equity and Geneva Ryan Holdings, LLC (“GRH”) owned the remaining 53% of its common equity. GRH is an investment holding company that aggregates investment funds of Mr. Ryan and members of his family and other affiliated investors. On March 31, 2021, RSG acquired the remaining 53% common equity interest held by GRH and its owners for approximately $48.3 million, which was a price based on a valuation of Ryan Re performed by a nationally recognized independent valuation firm. Mr. Ryan and his spouse continue to hold preferred equity in Ryan Re with unreturned capital of $3,316,000 as of March 31, 2021, which accrues a preferred return at the rate of 10% annually. No payments have been made on account of the preferred equity in the fiscal years ended December 31, 2020 or 2019. The acquisition was on arm’s-length terms and was approved by an independent special committee of the Board.

Geneva Re Joint Venture

RIH is an investment holding company that aggregates the funds of RSG and GRH. RSG holds a 47% interest in RIH. GRH holds a 53% interest in RIH. RIH has a 50% non-controlling interest in Geneva Re Partners, LLC (“GRP”). GRP wholly owns Geneva Re, a Bermuda-regulated reinsurance company.

Geneva Re is a wholly owned subsidiary of GRP. GRP was formed in 2019 as a joint venture between Nationwide and RIH, with each retaining a 50% ownership interest in GRP. RSG has contributed $47.0 million to Geneva Re and has fully satisfied its capital commitments.

In accordance with the Master Transaction Agreement, (“MTA”), Geneva Re is obligated to reimburse RSG for any transaction expenses incurred by RSG in connection with the formation of Geneva Re. RSG had $0.5 million and $2.6 million due from Geneva Re as of December 31, 2020 and 2019, respectively.

Ryan Re Services Agreement with Geneva Re

On June 13, 2019, Ryan Re entered into a services agreement with Geneva Re to provide, among other services, certain underwriting and administrative services to Geneva Re. Revenue earned from Geneva Re, net of applicable constraints, was $2.0 million and $0.2 million as of December 31, 2020 and December 31, 2019, respectively. Receivables due from Geneva Re on the service agreement, net of applicable constraints, was $3.0 million and $0.2 million as of December 31, 2020 and December 31, 2019, respectively.

Ryan Re Services Agreement with RSG

Effective June 13, 2019, RSG entered into a services agreement with Ryan Re to provide, among other services, certain administrative services to Ryan Re. Under the terms of such services agreement, Ryan Re reimburses RSG on a dollar-for-dollar basis, plus a small markup, for out-of-pocket expenses RSG pays on behalf of Ryan Re for operational convenience. RSG recharged Ryan Re (i.e., the total of reimbursed expenses plus markup) $13.7 million and $5.2 million in 2020 and 2019 respectively. Receivables due from Ryan Re on the services agreement were $18.9 million and $5.2 million as of December 31, 2020 and December 31, 2019, respectively.

Company Charter of Corporate Jets

In the ordinary course of its business, the Company charters executive jets for business purposes from a third-party service provider, Executive Jet Management (“EJM”). Mr. Ryan indirectly owns aircraft that he leases for remuneration to EJM and which EJM then charters to third parties. The Company pays market rates for chartering aircraft through EJM, unless the particular aircraft chartered is one which Mr. Ryan indirectly owns, in which case the Company receives a discount from market rates. Historically, the Company often has been able to charter Mr. Ryan’s aircraft through EJM thereby benefitting from this discount. The Company recognized an expense related to business usage of the aircraft of $0.7 million, $0.9 million and $0.8 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Loan Arrangements with Timothy W. Turner

We entered into certain promissory notes with Timothy W. Turner, our President, in September 2015, January 2016, September 2016, January 2017, May 2017, and September 2017 in the aggregate amount of $7.0 million, of which a certain amount is forgivable each year if he remains employed by the Company. The aggregate principal amount of the notes outstanding was $4.3 million as of December 31, 2020, which notes accrue interest at 2.61%, 2.54%, 1.88%, 2.71%, 2.71%, and 1.88%, respectively, compounding annually. In 2020, 2019, and 2018, we forgave $0.8 million, $0.7 million, and $0.6 million of the loans, respectively.

Founder’s Subordinated Promissory Notes

On August 29, 2018, the Company issued Subordinated Promissory Notes, due August 31, 2028, in the initial principal amount of $125.0 million, in the aggregate, and accruing interest at a rate of 6% per annum (the “Subordinated Notes”), to the living trusts through which Mr. Ryan and Mrs. Ryan hold certain of their equity in Holdings LLC, in exchange for preferred units of Holdings LLC with an equal capital value. On September 1, 2020, the Ryans and Holdings LLC exchanged the Subordinated Notes, with a remaining principal balance of $75.0 million, in the aggregate, for preferred units of Holdings LLC with an equal capital value and common units with a participation threshold at the then-current fair market value of a unit of Holdings LLC.

Personal Guarantee by Patrick G. Ryan

In April 2021, Mr. Ryan personally guaranteed up to $10 million of the financial obligations of Holdings LLC under an agency agreement with certain insurance companies that are affiliated with National Indemnity Company. The Company did not pay Mr. Ryan any consideration for this guarantee. Mr. Ryan’s guarantee may be replaced by the Company with a letter of credit at any time, subject to the prior approval of the insurance companies.

Consulting Arrangement with a Director Nominee

We have contracted with Michael O’Halleran, a Director Nominee, to provide consulting services. Mr. O’Halleran received total cash compensation of $200,000 for work performed during the year ended December 31, 2020 and will receive total cash compensation of $50,000 for work performed during the three months ended March 31, 2021. Mr. O’Halleran’s compensation under the consulting agreement is based on external market practice of similar positions for consultants or employees who are not members of the Board of Directors. Mr. O’Halleran was also eligible for equity awards on the same general terms and conditions as applicable to members of the Board.

Employment of an Immediate Family Member of a Director Nominee

Michael O’Halleran’s son is an employee of the Company. He has been an employee of the Company since August 11, 2014. His 2020 total compensation was approximately $305,000, including a base salary of $170,000 and production bonuses of approximately $135,000. He also received benefits generally available to all employees. His compensation was determined in accordance with our standard employment and compensation practices applicable to employees with similar responsibilities and positions.

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director or a director nominee’s independence in the event the related person is a director or an immediate family member of the director or director nominee;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third-party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

Organizational Transactions

In connection with the Organizational Transactions, we will enter into agreements related thereto with Holdings LLC and existing Holdings LLC unitholders, which will effect such transactions.

The table below sets forth the consideration in LLC Units and Class B common stock to be received by our directors, officers and 5% equityholders in the Organizational Transactions:

Name	Shares of Class B common stock and LLC Units to be issued in the Organizational Transactions

The consideration set forth above and otherwise to be received in the Organizational Transactions is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Amended and Restated Operating Agreement

In connection with the completion of this offering, we will amend and restate Holdings LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Holdings LLC and the rights and obligations of the LLC Unitholders will be set forth in the LLC Operating Agreement. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC.”

Registration Rights Agreement

In connection with this offering, we intend to enter into the Registration Rights Agreement with the Ryan Parties and Onex. The Ryan Parties will be entitled to request that we register their shares of capital stock on a long-form or short-form registration statement on any number of occasions in the future, which registrations may be “shelf registrations.” The Ryan Parties and Onex will be entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock, (including shares issuable to the Ryan Parties upon exchange of their LLC Units) held by the Ryan Parties and Onex and their affiliates, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, certain Registrable Securities will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Following the closing of this offering, the holders of approximately                shares of Class A common stock and                shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

Tax Receivable Agreement

We intend to enter into a Tax Receivable Agreement with the LLC Unitholders and Onex that will provide for the payment from time to time by us to the LLC Unitholders and Onex, collectively, of 85% of the amount of tax benefits, if any, that we actually realize or, under certain circumstances, are deemed to realize as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future, (ii) certain tax attributes of Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. These payment obligations are obligations of Ryan Specialty Group Holdings, Inc. and not of Holdings LLC. See “Organizational Structure—Tax Receivable Agreement.”

Additionally, with respect to the holders of LLC Units who will have their interest exchanged for shares of Class A common stock on a one-for-one basis in the Organizational Transactions, such holders will have the right to receive cash payments in respect of certain cash savings relating to the sale of a required portion of their vested interest in connection with this offering.

Purchases of Ownership Interests from Existing Holders

Prior to the consummation of this offering, the Common Blocker Entity, through which Onex currently holds its ownership of common units in Holdings LLC, will engage in the Common Blocker Mergers. The Common Blocker Mergers include (i) first, a direct or indirect subsidiary of Ryan Specialty Group Holdings, Inc. merging with, and into, the Common Blocker Entity, with the Common Blocker Entity remaining as the surviving corporation, and (ii) immediately thereafter, the Common Blocker Entity merging with, and into, Ryan Specialty Group Holdings, Inc. (or a direct subsidiary thereof), with Ryan Specialty Group Holdings, Inc. (or its applicable subsidiary) remaining as the surviving entity. As a result of such transactions, Onex will exchange all of the equity interests in the Common Blocker Entity for                 shares of Class A common stock.

We intend to use approximately $                 million of the net proceeds from this offering to acquire the equity of the Preferred Blocker Entity, through which Onex currently holds its ownership of preferred units in Holdings LLC.                  preferred units in Holdings LLC owned by Preferred Blocker Entity will convert to LLC Units on a one-for-one basis through a series of transactions immediately after such acquisition.

In addition, we intend to use approximately $                 million of the net proceeds from this offering to acquire                  outstanding LLC Units (or                LLC Units if the underwriters exercise their option to purchase additional shares in full) from existing Holdings LLC unitholders. All existing holders of LLC Units will be required to sell     % of their vested interest in Holdings LLC, subject to certain limited exceptions.

Substantially concurrent with the offering, Holdings LLC expects to repurchase                  preferred units held by the Ryan Parties with cash on hand for approximately $                 million.

The table below sets forth the consideration in cash and Class A common stock to be received by our directors, officers and 5% equityholders in these transactions:

Name	Cash	Shares of Class A common stock

The consideration set forth above and otherwise to be received in the Organizational Transactions is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with the Ryan Parties and Onex. The Director Nomination Agreement will provide the Ryan Parties the right to designate (in each instance, rounded up to the nearest whole number if necessary): (i) all of the nominees (with the exception of the nominee of Onex, if applicable) for election to our Board for so long as the Ryan Parties control, in the aggregate, 50% or more of the Original Amount; (ii) 50% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 40%, but less than 50% of the Original Amount; (iii) 40% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 30%, but less than 40% of the Original Amount; (iv) 30% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 20%, but less than 30% of the Original Amount; and (v) 20% of the nominees for election to our Board for so long as the Ryan Parties control, in the aggregate, more than 10%, but less than 20% of the Original Amount. Upon the death or disability of Patrick G. Ryan, or at such time that he is longer on the Board or actively involved in the operations of the Company, the Ryan Parties will no longer hold the nomination rights specified in (i) through (v); however, the Ryan Parties will have the right to designate                  nominees for so long as the Ryan Parties control, in the aggregate,                 % or more of the Original Amount. Onex has the right to designate one nominee for election to our Board for so long as Onex controls more than 50% or more of the total number of shares of our common stock beneficially owned by Onex upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization. Further, in addition, for so long as the Ryan Parties hold the nomination rights specified in (i) through (v), the Ryan Parties have the right to nominate the chairman of the Board. In any case, the Ryan Parties’ and Onex’s nominees must comply with applicable law and stock exchange rules. In addition, the Ryan Parties and Onex shall be entitled to designate the replacement for any of its Board designees whose Board service terminates prior to the end of the director’s term, regardless of the Ryan Parties’ and Onex’s beneficial ownership at that time. The Ryan Parties shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Ryan Parties. This agreement will terminate at such time as the Ryan Parties and Onex control, in the aggregate, less than 5% of the Original Amount.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our officers, directors and director nominees. The indemnification agreements will provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into (i) indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law and (ii) standard policies of insurance that provide coverage to (1) our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) us with respect to indemnification payments that we may make to such directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing agreements, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the agreements governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the agreements. The agreements setting forth the terms and conditions of certain of our outstanding indebtedness are filed as exhibits to the registration statement of which this prospectus forms a part.

Credit Agreement

On September 1, 2020, Ryan Specialty Group (the “Borrower), along with the guarantors from time to time party thereto, entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. (the “Administrative Agent”) and certain other lenders, providing for a $1.65 billion term loan (the “Term Loan”) and a $300.0 million revolving credit facility (the “Revolving Credit Facility”). The proceeds from borrowings under the Term Loan were used on September 1, 2020 to finance $985.0 million of the All Risks Acquisition. The remaining proceeds of the Term Loan and borrowings under the Revolving Credit Facility are available for the general corporate purposes of the Borrower and the restricted subsidiaries, subject to certain borrowing caps. As of December 31, 2020, $1.65 billion and $0.0 was outstanding under the Term Loan and the Revolving Credit Facility, respectively.

Interest Rates and Fees

Borrowings under the Credit Agreement bear interest (i), with respect to the eurocurrency loans, at the rate determined by reference to the Eurocurrency Rate (defined below), which is derived from LIBOR and (ii), with respect to the ABR loans, at a rate per annum equal to the ABR (defined below) plus the applicable margin. However, in certain situations, including if LIBOR is no longer available, a Benchmark Replacement (defined below) shall be used. The “Eurocurrency Rate” is defined as LIBOR, as administered by the ICE Benchmark Administration (or any other person that takes over the administration of such rate), as displayed by Reuters (which if less than 0.75%, such rate shall be deemed to be 0.75%). “ABR” is defined as the Alternate Base Rate, which is the highest of the prime rate as quoted in The Wall Street Journal, the federal funds rate plus 1/2 of 1.00% and a daily rate equal to one month adjusted LIBOR rate plus 1.00%, and subject to a floor of 1.00% per annum. For the avoidance of doubt, if the ABR would otherwise be less than 1.75%, such rate shall be deemed to be 1.75%. The “Benchmark Replacement” is defined as the sum of (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower and (b) the spread adjustment, or method for calculating or determining such spread adjustment, if any, that has been selected by the Administrative Agent and the Borrower, in each case of clauses (a) and (b), after giving due consideration to any applicable selection or recommendation by the relevant governmental body and/or any evolving or then-prevailing market convention for determining such figure. If the Benchmark Replacement is less than zero, the Benchmark Replacement will be deemed zero.

Each eurocurrency loan shall bear interest for each day during each interest period at a rate per annum equal to the Eurocurrency Rate determined for such day plus the applicable margin. Interest shall be payable in arrears on each Interest Payment Date. An “Interest Payment Date” is defined (a) as to any ABR loan, the last business day of each March, June, September and December and the final maturity date of such loan, (b) as to any eurocurrency loan having an interest period of three months or less, the last day of such interest period, (c) as to any eurocurrency loan having an interest period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such interest period and the last day of such interest period and (d) as to any eurocurrency loan (except in the case of the repayment or prepayment of all loans, or any revolving loan, September 1, 2025 or such earlier date on which the revolving loan commitments are terminated), the date of any repayment or prepayment made in respect thereof.

The Borrower is required to pay a commitment fee to the lenders under the Revolving Credit Facility on the committed but unutilized balance of the Revolving Credit Facility at a rate of, initially, 0.50% per annum, subject to stepdowns upon the achievement of certain first lien net leverage ratios.

Voluntary and Mandatory Prepayments

The Credit Agreement contains prepayment provisions that allow the Borrower, at its option, to prepay all or a portion of the principal amount of borrowing outstanding at any time without premium or penalty, other than customary “breakage” costs.

Subject to certain exceptions, limitations and reinvestment rights, the Borrower is required to repay borrowings under the Term Loan and Revolving Credit Facility with the proceeds of certain transactions by it or any restricted subsidiary, such as 100% of the net cash proceeds of (i) any incurrence of debt not permitted under the Credit Agreement and debt incurred to refinance the borrowings under the Credit Agreement and (ii) asset sales or insurance proceeds in excess of $50.0 million in any fiscal year. The Credit Agreement also requires mandatory prepayments upon certain excess cash flow events as defined in the terms of the agreement. As of December 31, 2020, the terms of the excess cash flow prepayment provisions did not require any mandatory prepayment.

Final Maturity and Amortization

The Term Loan became repayable in quarterly payments of $4.125 million beginning December 31, 2020 and will remain repayable through June 30, 2027, with all remaining outstanding principal due at maturity on September 1, 2027. The Revolving Credit Facility matures on September 1, 2025.

Guarantees

Borrowings under the Credit Agreement are unconditionally guaranteed by certain of the Borrower’s subsidiaries, subject to certain exceptions.

Security

Borrowings under the Credit Agreement are secured by a first-priority lien and security interest in substantially all of the assets, subject to certain exceptions, of existing and future material domestic subsidiaries.

Certain Covenants

The Credit Agreement contains a number of covenants that, subject to certain exceptions, restrict the ability of the Borrower and its restricted subsidiaries to, among other things: incur additional, or prepay certain existing, indebtedness; pay dividends or distributions; sell or dispose of assets; make certain fundamental changes, including consolidate or merge; make investments, loans, advances and acquisitions; make changes in the nature of the business; create liens; and engage in transactions with affiliates. The Credit Agreement also requires the Borrower to provide audited consolidated financial statements to the lenders no later than 120 days after year-end.

The Borrower and Guarantors were in compliance with all of their covenants under the Credit Agreement as of December 31, 2020.

Financial Covenant

Solely with respect to the Revolving Credit Facility, the Credit Agreement requires that, as of the end of any fiscal quarter when the Revolving Credit Facility is more than 35% drawn, the Borrower’s consolidated first lien net leverage ratio shall not be greater than 7.25 to 1.00. To the extent such financial covenant is breached, the Term Loan is only defaulted if the Revolving Credit Facility is accelerated and commitments thereunder are terminated.

Events of Default

The Credit Agreement contains certain events of default, including, without limitation, nonpayment of principal, interest or other obligations, violation of the covenants or default of certain agreements, insolvency, court-ordered judgments (cross-defaults) and change in control. There were no events of default for the year ended December 31, 2020.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation (our “certificate of incorporation”) and our amended and restated bylaws (our “bylaws”), as each will be in effect at or prior to the consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our certificate of incorporation and our bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

General

At or prior to the consummation of this offering, we will file our certificate of incorporation, and we will adopt our bylaws. Our certificate of incorporation will authorize capital stock consisting of:

•	shares of Class A common stock, par value $0.001 per share;

•	shares of Class B common stock, par value $0.001 per share; and

•	shares of preferred stock, with a par value per share that may be established by the Board in the applicable certificate of designations.

We are selling                shares of Class A common stock in this offering (                shares if the underwriters exercise in full their option to purchase additional shares). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing                shares of Class B common stock to the LLC Unitholders simultaneously with this offering (                shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Upon completion of this offering, we expect to have                shares of Class A common stock outstanding (                shares if the underwriters exercise in full their option to purchase additional shares) and                shares of Class B common stock outstanding (                shares if the underwriters exercise in full their option to purchase additional shares).

The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to our certificate of incorporation and our bylaws and to the applicable provisions of the DGCL. We urge you to read our certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate of incorporation and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or our certificate of incorporation.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each holder of Class B common stock is initially entitled to 10 votes for each share of Class B common stock held of record by such holder on all matters to be voted on by shareholders generally. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to our amended and restated operating agreement or to certain permitted transferees, the holders of LLC Units are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or our certificate of incorporation.

In addition, each outstanding LLC Unit will be redeemed for one share of Class A common stock (i) automatically upon the sale or transfer, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes or (ii) at the option of the holder of the LLC Unit. In connection with such transaction, the corresponding share of Class B common stock will be automatically canceled and will not be reissued. Following the cancellation of all outstanding shares of Class B common stock, no further shares of Class B common stock will be issued.

The high/low vote structure of the Class B common stock will terminate and each share of Class B common stock will be entitled to one vote per share automatically (i) 12 months following the death or disability of Patrick G. Ryan, which, in either instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors or (ii) upon the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 10% of the then-outstanding Class A and Class B common stock.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution or (2) any other economic rights will require, in addition to shareholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, the LLC Unitholders will own 100% of our outstanding Class B common stock, of which     % is held by the Ryan Parties.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate of incorporation, our Board is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Forum Selection

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, or as otherwise required by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against Ryan Specialty Group Holdings, Inc. or any director or officer thereof arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against Ryan Specialty Group Holdings, Inc. or any director or officer thereof that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe that these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

Anti-Takeover Provisions

Our certificate of incorporation, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by shareholders.

These provisions include:

Dual-Class of Common Stock. As described above in “— Class A Common Stock “ and “— Class B Common Stock,” our certificate of incorporation provides for a dual-class common stock structure pursuant to which the parties holding our Class B common stock are initially entitled to 10 votes for each share held of record on all matters submitted to a vote, thereby giving the Ryan Parties, as     % holder of the Class B common stock, the ability to control the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and providing the Ryan Parties and certain current investors, executives and employees with the ability to exercise significant influence over those matters.

Classified Board. Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of the directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have                  members.

Shareholder Action by Written Consent. Our certificate of incorporation will preclude shareholder action by written consent from and after the date on which the Ryan Parties control, in the aggregate, less than 40% of the voting power of our stock entitled to vote generally in the election of directors.

Special Meetings of Shareholders. Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board, the chairman of our Board, or the Chief Executive Officer; provided, however, at any time when the Ryan Parties control, in the aggregate, at least 40% in voting power of our outstanding common stock, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of the Ryan Parties. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures. Our bylaws will establish advance notice procedures for shareholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, that at any time when the Ryan Parties control, in the aggregate, at least 10% of the voting power of our outstanding common stock, such advance notice procedure will not apply to the Ryan Parties. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. These provisions do not apply to nominations by the Ryan Parties or Onex pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Cumulative Voting. The DGCL provides that shareholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Removal of Directors; Vacancies. Following completion of this offering, our Board will be composed of                directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. In addition, the Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Ryan Parties. Our certificate will provide that a director, including those nominated by the Ryan Parties or Onex, may be removed with or without cause by the affirmative vote of a majority of our outstanding common stock; provided, however, that at any time when the Ryan Parties control less than 40% in voting power of our outstanding common stock, all directors, including those nominated by the Ryan Parties or Onex, may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of capital stock of the company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the shareholders).

Supermajority Approval Requirements. Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as the Ryan Parties control, in the aggregate, at least 40% in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time the Ryan Parties control, in the aggregate, less than 40% in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

Our certificate of incorporation will provide that, at any time the Ryan Parties control, in the aggregate, less than 40% in voting power of our outstanding common stock, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold) in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the Board and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that the Ryan Parties, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Ryan Parties, Onex or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Ryan Parties, Onex or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Ryan Specialty Group Holdings, Inc. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of Ryan Specialty Group Holdings, Inc. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be                . Its address is                .

Listing

We intend to apply to have our Class A common stock approved for listing on                under the trading symbol “RYAN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon redemption or exchange of LLC Units), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock or other equity or equity-linked securities.

Sale of Restricted Shares

Upon completion of this offering, we will have                shares of Class A common stock outstanding (                shares if the underwriters exercise in full their option to purchase additional shares). Of these shares of Class A common stock, the                shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, other than the holding period requirement. The remaining                shares of Class A common stock (or                shares of Class A common stock, including shares of Class A common stock issuable upon redemption or exchange of the LLC Units, as described below) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

In addition, pursuant to the Exchange Agreement, the LLC Unitholders may from time to time after the consummation of this offering, exchange their LLC Units for shares of Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us a number of shares of Class B common stock equivalent to the number of shares of Class A common stock being exchanged to effectuate an exchange. Any shares of Class B common stock so delivered will be canceled. Upon consummation of this offering, the LLC Unitholders will hold                LLC Units, all of which will be exchangeable for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we intend to enter into the Registration Rights Agreement with the Ryan Parties and Onex that will require us to register these shares of Class A common stock, subject to certain conditions. See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Under the terms of the LLC Operating Agreement, except pursuant to a valid exchange under the terms of the Exchange Agreement, all of the LLC Units held by the LLC Unitholders will be subject to restrictions on disposition.

Rule 144

Persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of Class A common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately                shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares of capital stock from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of the registration statement of which this prospectus forms a part are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner of sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2021 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors and other shareholders and optionholders owning substantially all of our Class A common stock and options or other securities to acquire Class A common stock have agreed that, without the prior written consent of                on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any of the shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, including LLC Units, during the period from the date of the first public filing of the registration statement on Form S-1 filed in connection with this offering continuing through the date that is 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.” The representatives named above may, in their sole discretion, release all or any portion of the securities subject to these lock-up agreements. See “Underwriting.”

Prior to the consummation of this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to this offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with the Ryan Parties and Onex in connection with this offering. The Registration Rights Agreement will provide the Ryan Parties and Onex certain registration rights following our initial public offering and the expiration of any related lock-up period, including that the Ryan Parties can require us to register under the Securities Act shares of Class A common stock (including shares issuable to the Ryan Parties upon exchange of its LLC Units). The Registration Rights Agreement will also provide for piggyback registration rights for the Ryan Parties and Onex. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Following the closing of this offering, the holders of approximately                shares of Class A common stock and                shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate tax laws, gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, or the alternative minimum tax, or the consequences to persons subject to special tax accounting rules as a result of any item of gross income with respect to common stock being taken into account in an applicable financial statement. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or certain electing traders in securities that mark their securities positions to market for U.S. federal income tax purposes;

•	“controlled foreign corporations”, “passive foreign investment companies”, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below) or that receive our common stock in the Common Blocker Mergers;

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of shares of our common stock.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS THE TAX CONSIDERATIONS RELATED TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE APPLICABLE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Please refer to the section entitled “Dividend Policy” for a description of our expected dividend policy. If we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a nontaxable return of capital up to (and will reduce, but not below zero) a Non-U.S. Holder’s adjusted tax basis in its common stock. Any excess amounts generally will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition”.

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to furnish to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such Non-U.S. Holder is not a “United States person” as defined in the Code and qualifies for a reduced treaty rate in order to avoid withholding with respect to such tax). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•

the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest (a “USRPI”), by reason of our status as a United States real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded”, as defined by applicable Treasury Regulations, on an established securities market during the calendar quarter in which the sale or other taxable disposition occurs, and such Non-U.S. Holder has owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition and (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar quarter in which the relevant sale or other taxable disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders are urged to consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or other taxable disposition. Proceeds of a sale or other taxable disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have a specified relationship with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides, is established or is organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.

Non-U.S. Holders are urged to consult their tax advisors regarding information reporting and backup withholding.

Foreign Account Tax Compliance Act

Subject to the discussion below regarding the Proposed Regulations (defined below), withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the “Foreign Account Tax Compliance Act”, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions or branches thereof located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Although FATCA withholding could apply to gross proceeds on the disposition of our common stock, on December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the “Proposed Regulations”) the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

Prospective investors are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc. and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $                per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$

Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed, subject to certain exceptions, that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                for a period of 180 days after the date of this prospectus.

Our directors and executive officers, and certain of our shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                , or pursuant to certain limited exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or any other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or publicly disclose the intention to do any of the foregoing.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing/quotation on                under the symbol “RYAN.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of Class A common stock, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the option to purchase additional shares of Class A common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of Class A common stock as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Class A common stock, or that the shares of Class A common stock will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past, and may provide from time to time in the future, and our affiliates, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of J.P. Morgan Securities LLC and Barclays Capital Inc. serve as joint lead arrangers and bookrunners, and an affiliate of J.P. Morgan Securities LLC serves as Administrative Agent, under the Credit Agreement, for which such affiliates have received and may continue to receive customary fees. In addition, affiliates of certain of the underwriters are lenders under our Term Loan and/or Revolving Credit Facility, for which such affiliates have received and may continue to receive customary fees. See “Description of Certain Indebtedness—Credit Agreement.” From time to time, certain of the underwriters and their affiliates may also effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Notice to Prospective Investors in European Economic Area

In relation to each member state of the European Economic Area (each, a “relevant state”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant state and notified to the competent authority in that relevant state, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that relevant state at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation); or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters’ conflicts of interest in connection with this offering.

Notice to Prospective Investors in Argentina

The shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)	you confirm and warrant that you are either:

i.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

ii.

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.	a person associated with the company under section 708(12) of the Corporations Act; or

iv.

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

b)

you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of the common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Brazil

The offer and sale of our shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under (i) Law No. 6,385, of December 7, 1976, as amended, (ii) CVM Rule No. 400, of December 29, 2003, as amended, or (iii) CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the common shares, whether by way of sale or subscription, in the Cayman Islands.

The shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Colombia

The shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers.

The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Germany

Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz, or the Act) of the Federal Republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the Federal Republic of Germany within the meaning of the Act with respect to any of the shares of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Ireland

The shares will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Notice to Prospective Investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors, or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to Prospective Investors in Italy

The offering of the shares has not been registered pursuant to Italian securities legislation and, accordingly, no shares may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the shares or distribution of copies of any document relating to the shares will be made in the Republic of Italy except: (a) to “Professional Investors,” as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the shares or any document relating to the shares in the Republic of Italy must be: (1) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (2) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” will mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Mexico

The shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Notice to Prospective Investors in Netherlands

The shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of shares is publicly announced that the offer is exclusively made to said individuals or legal entities.

Notice to Prospective Investors in Peru

The shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores, (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The shares acquired by institutional investors in Peru cannot be transferred to a third-party, unless such transfer is made to another institutional investor or the shares have been previously registered with the Registro Público del Mercado de Valores.

Notice to Prospective Investors in Portugal

No document, circular, advertisement or any offering material in relation to the share has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores

Mobiliários), or the CMVM. No shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the Class A common shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Spain

Neither the shares nor this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission, or Comision Nacional del Mercado de Valores, or CNMV. Accordingly, the shares may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of July 28, 1988 (Ley 24/1988, de 28 Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statement of Maverick Specialty, Inc. at March 5, 2021, included in this Prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Ryan Specialty Group, LLC as of and for years ended December 31, 2020 and 2019, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Accounting Standard Update No. 2016-02, Leases (Topic 842), under the modified retrospective method). Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of All Risks, LTD as of August 31, 2020 and December 31, 2020, and for the eight months ended August 31, 2020 and the year ended December 31, 2019 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, www.ryansg.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of, or other information accessible through, our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock. We will furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Maverick Specialty, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Maverick Specialty, Inc. (the “Company”) as of March 5, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 5, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 15, 2021

We have served as the Company’s auditor since 2021.

MAVERICK SPECIALTY, INC.

BALANCE SHEET

As of March 5, 2021

STOCKHOLDER’S EQUITY
Stock subscription receivable from Ryan Specialty Group, LLC	$(10)
Class A common stock, $0.001 par value per share; 500,000,000 shares authorized; 10,000 shares issued and outstanding	10

Total Stockholder’s equity	$0

The accompanying notes are an integral part of the financial statement.

MAVERICK SPECIALTY, INC.

NOTES TO FINANCIAL STATEMENT

1. Organization

Maverick Specialty, Inc. (the “Company”) was formed as a Delaware corporation on March 5, 2021. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Ryan Specialty Group, LLC and its subsidiaries (“RSG”). As the parent and sole managing member of RSG, the Company is expected to operate and control all of the business and affairs of RSG, and through RSG, continue to conduct the business now conducted by these subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Presentation and Accounting

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no such activities in this entity as of March 5, 2021.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

3. Common Stock

On March 5, 2021, the Company was authorized to issue 500,000,000 shares of Class A common stock, par value $0.001 per share. As of the balance sheet date, 10,000 shares have been issued, for $10, and are outstanding. All shares are owned by RSG.

4. Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was issued. The Company has concluded that no subsequent events have occurred that require disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of Ryan Specialty Group, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ryan Specialty Group, LLC and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, members’ equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases in the year ended December 31, 2020, due to the adoption of Financial Accounting Standards Board Accounting Standard Update No. 2016-02, Leases (Topic 842), under the modified retrospective method.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 15, 2021

We have served as the Company’s auditor since 2011.

RYAN SPECIALTY GROUP, LLC

CONSOLIDATED STATEMENTS OF INCOME

All balances presented in thousands

	For the years ended December 31,
	2020	2019
REVENUE
Net commissions and fees	$1,016,685	$758,448
Fiduciary investment income	1,589	6,663

Total revenue	$1,018,274	$765,111

EXPENSES
Compensation and benefits	686,155	494,391
General and administrative	107,381	118,179
Amortization	63,567	48,301
Depreciation	3,934	4,797
Change in contingent consideration	(1,301)	(1,595)

Total operating expenses	$859,736	$664,073

OPERATING INCOME	$158,538	$101,038

Interest expense	(47,243)	(35,546)
Income (Loss) from equity method investment in related party	440	(978)
Other non-operating (loss) income	(32,270)	3,469

INCOME BEFORE INCOME TAXES	$79,465	$67,983
Income tax expense	(8,952)	(4,926)

NET INCOME	$70,513	$63,057
Net (income) loss attributable to non-controlling interests, net of tax	(2,409)	1,109

NET INCOME ATTRIBUTABLE TO MEMBERS	$68,104	$64,166

Refer to notes to the Consolidated Financial Statements

RYAN SPECIALTY GROUP, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

All balances presented in thousands

	For the years ended December 31,
	2020	2019
NET INCOME	$70,513	$63,057
Net (income) loss attributable to non-controlling interests, net of tax	(2,409)	1,109

NET INCOME ATTRIBUTABLE TO MEMBERS	68,104	64,166

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,084	(2,068)
Change in share of equity method investment in related party other comprehensive income	754	—

Total other comprehensive income (loss)	1,838	(2,068)

COMPREHENSIVE INCOME ATTRIBUTABLE TO MEMBERS	$69,942	$62,098

Refer to notes to the Consolidated Financial Statement

RYAN SPECIALTY GROUP, LLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

All balances presented in thousands, except unit and per unit data

	As of December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$312,651	$52,016
Commissions and fees receivable – net	177,699	118,432
Fiduciary assets	1,978,152	1,220,871
Prepaid incentives – net	8,842	8,951
Other current assets	16,006	20,943

Total current assets	$2,493,350	$1,421,213
NON-CURRENT ASSETS
Goodwill	1,224,196	528,512
Other intangible assets	604,764	165,237
Prepaid incentives – net	36,199	39,020
Equity method investment in related party	47,216	22,522
Property and equipment – net	17,423	11,561
Lease right-of-use assets	93,941	—
Other non-current assets	12,293	2,240

Total non-current assets	$2,036,032	$769,092

TOTAL ASSETS	$4,529,382	$2,190,305

LIABILITIES, MEZZANINE EQUITY AND MEMBERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable and accrued liabilities	115,573	47,408
Accrued compensation	349,558	150,609
Operating lease liabilities	19,880	—
Short-term debt and current portion of long-term debt	19,158	9,011
Fiduciary liabilities	1,978,152	1,220,871

Total current liabilities	$2,482,321	$1,427,899
NON-CURRENT LIABILITIES
Other non-current liabilities	16,709	32,999
Accrued compensation	69,121	5,504
Operating lease liabilities	83,737	—
Long-term debt	1,566,192	660,026
Net deferred tax liabilities	577	722

Total non-current liabilities	$1,736,336	$699,251

TOTAL LIABILITIES	$4,218,657	$2,127,150

MEZZANINE EQUITY
Preferred units (260,000,000 par value; 260,000,000 issued and outstanding at December 31, 2020)	$239,635	$139,644
MEMBERS’ EQUITY
Preferred units (74,990,000 par value; 74,990,000 issued and outstanding at December 31, 2020)	74,270	—
Class A common units (693,876,104.93 par value; 693,876,104.93 issued and outstanding at December 31, 2020)	164,986	36,278
Class B common units (75,478,586 par value; 75,478,586 issued and outstanding at December 31, 2020)	71,874	61,225
Accumulated deficit	(244,042)	(173,747)
Accumulated other comprehensive income	2,702	864

Total RSG members’ equity	$69,790	$(75,380)

Non-controlling interests	1,300	(1,109)

Total members’ equity	71,090	(76,489)

TOTAL LIABILITIES, MEZZANINE AND MEMBERS’ EQUITY	$4,529,382	$2,190,305

Refer to notes to the Consolidated Financial Statement

RYAN SPECIALTY GROUP, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

All balances presented in thousands

	For the years ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$70,513	$63,057
Adjustments to reconcile net income to cash flows from operating activities:
Loss (gain) from non-controlling equity interest	(440)	978
Amortization	63,567	48,301
Depreciation	3,934	4,797
Gain on disposition of property and equipment	—	(7,804)
Prepaid & deferred compensation expense	21,619	10,838
Equity compensation expense	10,800	8,153
Amortization of deferred debt issuance costs	5,002	1,547
Deferred tax benefit	203	(800)
Change (net of acquisitions and divestitures) in:
Commissions and fees receivable - net	(31,174)	(3,727)
Accrued interest	4	250
Other current assets and accrued liabilities	15,516	24,062
Other non-current assets and accrued liabilities	(24,151)	(145)

Total cash flows from operating activities	$135,393	$149,507
CASH FLOWS USED FOR INVESTING ACTIVITIES
Cash paid for acquisitions – net of cash and restricted cash acquired	(814,870)	(146,433)
Asset acquisitions	(5,236)	(100)
Prepaid incentives issued – net of repayments	(9,313)	(8,510)
Equity method investment in related party	(23,500)	(23,500)
Proceeds from disposition of property and equipment	—	13,000
Capital expenditures	(12,498)	(7,990)

Total cash flows used for investing activities	$(865,417)	$(173,533)
CASH FLOWS FROM FINANCING ACTIVITIES
Contributions of members’ equity	19,749	25,000
Contributions of mezzanine equity	98,373	—
Allocation of contribution to Redeemable Class B embedded derivative	814	—
Equity repurchases	(52,562)	(3,167)
Repayment of acquired debt	—	(37,605)
Repayment of term debt	(144,750)	(7,500)
Borrowing of term debt	1,650,000	—
Borrowings on revolving credit facilities	305,517	420,500
Repayments on revolving credit facilities	(734,214)	(271,569)
Repayment of subordinated notes	(25,000)	(25,000)
Finance Lease costs paid	235	—
Debt issuance costs paid	(78,799)	(293)
Cash distributions to members	(50,121)	(72,291)

Total cash flows from financing activities	$989,242	$28,075

Effect of changes in foreign exchange rates on cash and cash equivalents	1,417	392

NET CHANGE IN CASH AND CASH EQUIVALENTS	$260,635	$4,441

CASH AND CASH EQUIVALENTS - Beginning balance	$52,016	$47,575

CASH AND CASH EQUIVALENTS - Ending balance	$312,651	$52,016

Supplemental cash flow information:
Interest and financing costs paid	$41,034	$32,659
Income taxes paid	$7,564	$4,828
Related party asset acquisition	$(6,077)	$(3,316)
Acquisition of mandatorily redeemable preference units	$—	$3,316
Repurchase of vested common units	$—	$(348)
Issuance of unsecured promissory note	$—	$348
Forgiveness of related party receivable	$6,077	$—
Repayment of Founders’ subordinated notes	$(74,990)	$—
Preferred equity issued in exchange for Founders’ subordinated promissory notes	$74,270	$—
Common equity issued in exchange for Founders’ subordinated promissory notes	$7,661	$—
Loss on extinguishment of Founders’ subordinated promissory notes	$(6,941)	$—
Common equity issued as consideration for business combination	$102,000	$—
Accretion of premium on mezzanine equity	$1,618	$1,948
Accumulated deficit due to accretion of premium on mezzanine equity	$(1,618)	$(1,948)

Refer to notes to the Consolidated Financial Statements.

RYAN SPECIALTY GROUP, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

All balances presented in thousands

	Mezzanine Equity	Preferred units		Common units Class A	Common units Class B	Accumulated deficit	Accumulated other comprehensive income (loss)	Non-controlling interests	Total members’ equity (deficit)
Balance at December 31, 2018	$137,696	$		$54,649	$36,225	$(194,743)	$2,932	$—	$(100,937)
Adoption of new accounting guidance – ASC 606	—		—	—	—	11,679	—	—	11,679
Balance at January 1, 2019	137,696		$—	$54,649	$36,225	$(183,064)	$2,932	$—	$(89,258)
Net Income	—		—	—	—	64,166		(1,109)	63,057
Other comprehensive income	—		—	—	—	—	(2,068)		(2,068)
Accumulation of preferred dividends (% return)	—		—	—	—	(12,072)	—	—	(12,072)
Accretion of premium on mezzanine equity	1,948		—	—	—	(1,948)	—	—	(1,948)
Contributions to Class B units	—		—	—	25,000	—	—	—	25,000
Related party asset acquisition	—		—	—	—	(3,316)	—	—	(3,316)
Distributions declared - tax advances	—		—	—	—	(33,104)	—	—	(33,104)
Distributions declared - partnership distribution	—		—	(26,000)	—	—	—	—	(26,000)
Repurchases of Class A units	—		—	(523)	—	(4,409)	—	—	(4,932)
Equity issued to the Board of Directors	—		—	304	—	—	—	—	304
Equity-based compensation expense	—		—	7,848	—	—	—	—	7,848

Balance at December 31, 2019	$139,644		$—	$36,278	$61,225	$(173,747)	$864	$(1,109)	$(76,489)

Net Income	—		—	—	—	68,104	—	2,409	70,513
Foreign currency translation adjustments	—		—	—	—	—	1,084	—	1,084
Change in share of equity method investment in related party other comprehensive income	—		—	—	—	—	754	—	754
Accumulation of preferred dividends (% return)	—		—	—	—	(12,032)	—	—	(12,032)
Accretion of premium on mezzanine equity	1,618		—	—	—	(1,618)	—	—	(1,618)
Contributions to Class A units	—		—	111,100	—	—	—	—	111,100
Contribution to redeemable Class B preferred units	98,373			—	—	—	—	—	—
Contribution to Class B common units	—		—	—	10,649	—	—	—	10,649
Equity issued to related party in exchange for extinguishment of subordinated promissory notes	—		74,270	7,661	—	—	—	—	81,931
Loss on extinguishment of related party subordinated promissory notes	—		—	—	—	(6,941)	—	—	(6,941)
Related party asset acquisition	—		—	—	—	(3,039)	—	—	(3,039)
Distributions declared - tax advances	—		—	—	—	(63,402)	—	—	(63,402)
Repurchases of Class A units	—		—	(853)	—	(51,367)	—	—	(52,220)
Equity issued to the Board of Directors	—		—	640	—	—	—	—	640
Equity-based compensation expense	—		—	10,160	—	—	—	—	10,160

Balance at December 31, 2020	$239,635		$74,270	$164,986	$71,874	$(244,042)	$2,702	$1,300	$71,090

Refer to notes to the Consolidated Financial Statements.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations

Ryan Specialty Group, LLC and its subsidiaries, collectively, “RSG,” “the Company,” or “Holdings LLC,” provide insurance brokerage, distribution, and underwriting services to a wide variety of personal, commercial, industrial, institutional, and governmental organizations through one operating segment, Ryan Specialty. With the exception of the Company’s equity method investment, the Company does not take on any underwriting risk.

RSG is headquartered in Chicago, Illinois and has operations in the United States, Canada, the United Kingdom, and continental Europe.

Basis of Presentation

The accompanying Consolidated Financial Statements and Notes thereto have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Consolidated Financial Statements include the Company’s accounts and those of all controlled subsidiaries.

Intercompany accounts and transactions have been eliminated. The Consolidated Financial Statements include all normal recurring adjustments necessary to present fairly the Company’s consolidated financial position, results of operations, and cash flows for all periods presented.

Use of Estimates

The preparation of the Consolidated Financial Statements and Notes thereto that conform to U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and in the Notes thereto. Such estimates and assumptions could change in the future as circumstances change or more information becomes available, which could affect the amounts reported and disclosed herein.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of RSG and those entities in which the Company has a controlling financial interest. To determine if RSG holds a controlling financial interest in an entity in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the Company first evaluates if it is required to apply the variable interest entity (“VIE”) model to the entity, otherwise, the entity is evaluated under the voting interest model. In situations where a less than 50%-owned investment has been determined to be a VIE and the Company deemed to be the primary beneficiary in accordance with the variable interest model of consolidation, RSG consolidates the results into the Consolidated Financial Statements.

Ryan Re Underwriting Managers, LLC (“Ryan Re”) is a related party VIE under common control with the Company. While RSG has less than 50% equity ownership, the Company has both power and the obligation to absorb losses or the right to receive benefits from Ryan Re that could potentially be significant to Ryan Re. Therefore, the Company has consolidated Ryan Re in its financial statements. Refer to Note 19, Related Parties.

Ryan Investment Holdings, LLC (“RIH”) is a related party VIE under common control with the Company. RSG has less than 50% equity ownership and RIH is part of a common control group with RSG. The Company is not

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

most closely associated with the VIE and therefore does not consolidate RIH. Refer to Note 19, Related Parties. Both RIH and Ryan Re’s assets are restricted to settling obligations of RIH and Ryan Re, respectively, pursuant to Delaware limited liability company statutes.

Subsequent Events

The Company follows the guidance in ASC 855, Subsequent events for the disclosure of subsequent events. The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the Consolidated Financial Statements through March 15, 2021, the date the Consolidated Financial Statements were available to be issued and has determined that there have been no events that have occurred that would require adjustments to the information presented and disclosed herein.

Impact of COVID-19

In March 2020, the World Health Organization declared a global pandemic related to the outbreak of a respiratory illness caused by the coronavirus, COVID-19. Related impacts and disruptions continue to be experienced in the geographical areas in which the Company operates, and the ultimate duration and intensity of this global health emergency is unclear. There is significant uncertainty related to the economic outcomes from the ongoing COVID pandemic, including the response of the federal, state and local governments as well as regulators. Given the dynamic nature of the emergency, its impact on the Company’s operations, cash flows, and financial condition cannot be reasonably estimated at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company generates revenues primarily through commissions and fees from customers, as well as compensation from insurance and reinsurance companies for services provided to them. The Company elected to exclude from the measurement of the transaction price surplus lines taxes, as these are assessed by a governmental authority that are both imposed on and concurrent with the revenue-producing transactions and collected by RSG from customers and remitted to the taxing authority.

The Company incurs both costs to fulfill a contract, principally in pre-placement activities, and costs to obtain a contract, principally through certain sales commissions paid to employees. For situations in which the renewal period is one year or less and renewal costs are commensurate with the initial contract, the Company applies a practical expedient and recognizes the costs of obtaining a contract as an expense when incurred.

Net commissions and fees

Net commissions and fees revenue is primarily based on a percentage of premiums or fees received for an agreed-upon level of service. RSG’s customers for this revenue stream are agents of the insured. The net commissions and fees are recognized at a point in time when an insurance policy is bound and issued, which occurs on the later of the policy effective date of the associated policies, or the date RSG receives a request to bind coverage from the customer. Most insurance premiums are subject to cancellations; therefore commission revenue is considered to have variable consideration at the contract effective date and is recognized net of a constraint for estimated policy cancellations, based upon historical cancellation experience.

Any endorsement made to the contract is treated as a new contract, with revenue recognized on the later of the endorsement effective date, or the date the Company receives a request to bind coverage from the customer.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Supplemental and contingent commissions

Supplemental and contingent commissions are additional revenues paid to RSG based on the volume and/or underwriting profitability on the eligible insurance contracts placed. The Company’s performance obligation is satisfied and revenue is recognized over time using the output method as the Company places eligible or profitable policies. For this revenue stream, RSG defines the customer as the carrier, as the carrier is the one who ultimately will pay the Company additional revenues once certain volume and profitability targets are achieved by the carrier. Because of the limited visibility into the satisfaction of performance indicators outlined in the contracts, RSG constrains such revenues until such time that the carrier provides explicit confirmation of amounts owed to the Company to avoid a significant reversal of revenue in a future period. The uncertainty regarding the ultimate transaction price for contingent commissions is principally the profitability of the underlying insurance policies placed as determined by the development of loss ratios maintained by the carriers. The uncertainty is resolved over the contractual term as actual results are achieved.

Loss mitigation fees

Loss mitigation fees, or mergers and acquisitions (“M&A”) fees, consist of a review of due diligence and other relevant information in underwriting a risk. RSG defines the customer of this revenue stream as the agent of the insured. The performance obligation is the production of an Expense Agreement (“EA”) or Letter of Intent (“LOI”). As the M&A fees are not dependent on the outcome of the risk being insured, RSG recognizes these fees at a point of time when control transfers to the customer, occurring on the effective date of an executed EA or LOI.

Disaggregation of revenue

The following is a description of the revenue generating activity from the Company’s specialty distribution operating segment, Ryan Specialty:

Wholesale brokerage revenue primarily includes insurance commissions and fees for services rendered to retail agents and brokers, as well as supplemental commissions from carriers. RSG’s Wholesale brokerage distributes a wide range and diversified mix of specialty property, casualty, professional lines and workers’ compensation insurance products from insurance carriers to retail brokerage firms.

Binding authorities primarily includes insurance commissions for services rendered as well as contingent commissions for placing profitable business with carriers. The Company’s binding authorities receive underwriting authority from a variety of carriers for both admitted and non-admitted business for small to mid-size risks. Wholesale binding authorities generally have authority to bind coverage on behalf of an insurance carrier for a specific type of risk, subject to agreed-upon guidelines and limits. Wholesale binding authorities receive submissions for insurance directly from retail brokers, evaluate price, make underwriting decisions regarding these submissions, and bind and issue policies on behalf of insurance carriers. Wholesale binding authorities are typically created to handle large volumes of small-premium policies within strictly defined underwriting criteria. Binding authorities allow the insured to access additional capital and the carrier to efficiently aggregate its distribution.

Underwriting management primarily includes insurance commissions for services rendered, including contingent commissions for placing profitable business with carrier partners and loss mitigation fees. Underwriting Management offers insurance carriers cost-effective specialty market expertise in distinct and complex market niches underserved in today’s marketplace through MGUs, which act on behalf of insurance carriers that have

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

given the Company the authority to underwrite and bind coverage for specific risks, and programs that offer commercial and personal insurance for specific product lines or industry classes.

Cash and Cash Equivalents

In addition to demand deposits, short-term investments consisting principally of money market demand accounts having original maturities of 90 days or less are considered cash equivalents.

Commissions and Fees Receivable

The Company earns commissions and fees through its Wholesale brokerage, Binding authority and Underwriting management specialties. RSG records a receivable once the performance obligation is satisfied. In some instances, RSG will advance premiums on behalf of the clients or claims payments and refunds to clients on behalf of underwriters. These amounts are also reflected within Commissions and fees receivable – net on the Consolidated Statements of Financial Position.

The Company’s receivables are shown net of allowance for credit losses which are estimated based on a combination of factors, including evaluation of historical write-offs, current economic conditions, aging of balances, and other qualitative and quantitative analyses.

Contract assets, which arise from the Company’s volume-based commissions, are included within Commissions and fees receivable – net in the Consolidated Statements of Financial Position. These relate to the unbilled amounts of services for which the Company recognizes revenue over time.

Fiduciary Assets, Fiduciary Liabilities, and Related Income

In the Company’s role as an insurance intermediary, RSG collects and remits amounts between insurance agents and brokers and insurance underwriters. RSG recognizes amounts held and due to the Company as Fiduciary assets, and premiums and claims payable are included in Fiduciary liabilities in the Consolidated Statements of Financial Position. RSG does not have any rights or obligations in connection with these amounts with the exception of segregating these amounts from the operating accounts and liabilities.

Unremitted insurance premiums are held in a fiduciary capacity until disbursement. RSG invests these funds in cash and U.S. Treasury fund accounts. Interest income is earned on the unremitted funds, which is included in Fiduciary investment income in the Consolidated Statements of Income. Interest earned on fiduciary funds held is not in scope of ASC 606, Revenue from contracts with customers (“ASC 606”).

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the net assets acquired in the acquisition of a business. RSG recognizes goodwill as the amount of consideration transferred which cannot be assigned to other tangible or intangible assets and liabilities.

RSG reviews goodwill for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. In the performance of this valuation, RSG will consider qualitative and quantitative developments between the date of the goodwill impairment review, October 1, and December 31 to determine if an impairment may be present.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

RSG reviews goodwill for impairment at the reporting unit level, which coincides with the operating segment, Ryan Specialty. The determinations of impairment indicators and the fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. Such estimates and assumptions could change in the future as more information becomes available, which could impact the amounts reported and disclosed herein.

Intangible Assets

Intangible assets other than goodwill consist primarily of customer relationships. Customer relationships are amortized over their estimated useful lives, ranging from two to fifteen years, in proportion with the realization of the economic benefit. Trade names and internally developed software, are amortized over their estimated lives, typically three years and from five to seven years, respectively. Some intangible assets might have the option of renewal or extension at little or no cost to the Company. As a result, those intangible assets are to be assessed as having an indefinite useful life. The Company has no indefinite-lived intangible assets.

Equity Method Investment

The Company uses the equity method to account for its investment in a related party for which RSG has the ability to exercise significant influence over the investee’s operating and financial policies. The equity method investment in related party is recorded at cost and adjusted to recognize the Company’s proportionate share of the investee’s net income or loss after the date of investment. RSG’s proportionate share of the other comprehensive income from equity method investments is reflected on the Consolidated Statements of Comprehensive Income. The Company’s equity method investment in a related party is evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the impairment is determined to be other-than-temporary, the Company will recognize an impairment loss equal to the difference between the expected realizable value and the carrying value of the investment.

Litigation and Contingent Liabilities

The Company is subject to various legal actions related to claims, lawsuits, and proceedings incident to the nature of the business. RSG records liabilities for loss contingencies when it is probable that a liability has been incurred on or before the Consolidated Statements of Financial Position date and the amount of the liability can be reasonably estimated as of the issuance date. The Company does not discount such contingent liabilities. RSG recognizes related legal costs (such as fees and expenses of external counsel and other service providers) as period expenses when incurred. The above-described loss contingencies, if any, are held within Current Accounts payable and accrued liabilities in the Consolidated Statements of Financial Position. Significant management judgment is required to estimate the amounts of such contingent liabilities and the related insurance recoveries. In order to assess the potential liabilities, RSG analyzes the litigation exposure based upon available information, including consultation with counsel handling the defense of these matters. As these liabilities are uncertain by their nature, the recorded amounts may change due to a variety of factors, including new developments or changes in the approach, such as changing the settlement strategy as applicable to a matter. RSG will assess the financial statement exposure using ASC 450, Contingencies and record liabilities associated with litigation when they become probable and reasonably estimable.

Equity-Based Compensation

Certain members of management have been awarded unvested grants of common units in RSG. The Company has evaluated ASC 718, Compensation – Stock Compensation (“ASC 718”), and ASC 480, Distinguishing

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Liabilities from Equity (“ASC 480”), and have determined that certain compensation plans meet the criteria to be recognized as equity-classified awards. Equity-classified awards include those that may be settled either in a determinable number of the Company’s common units or are callable at the Company’s option to be settled in cash at the sole discretion of the Company’s Board of Directors. Units are issued with a ‘participation threshold’ such that the holder participates only in value achieved above a predefined amount.

The Company recognizes the expense of equity-classified awards as the fair value of the award at the grant date, pro-rated over the vesting period of the award, taking into consideration the likelihood of meeting requisite conditional events. Some of the equity grants contain clauses that enable the recipient to continue to vest his or her awards in the event of a qualified termination. RSG will accelerate the recognition of expense for those awards to align with the minimum required service period. RSG will expense the awards on a tranche basis, measuring the expense for each vesting tranche.

The Company uses an option pricing model to determine the grant date fair value of employee grants.

Defined Contribution Plan

The Company recognizes expense for the estimated RSG matching contribution to defined contribution plans in the year where requisite employee service is performed. Matching contributions are typically made in the following year. Liabilities for estimated matching contributions are recognized as Current Accrued compensation within the Consolidated Statements of Financial Position.

Deferred Compensation Plan

The Company offers a non-qualified deferred compensation plan to certain senior employees and members of management (“Participants”). Under this plan, amounts deferred remain assets of the Company and are subject to the claims of the Company’s creditors in the event of insolvency. Amounts deferred are not invested in any funds. However, the liability balance is updated to reflect hypothetical interest, earnings, appreciation, losses and depreciation that would be accrued or realized if the deferred compensation amounts had been invested in the applicable benchmark investments. Changes in value on deferred amounts held are recognized within Compensation and benefits in the Consolidated Statements of Income and Non-current Accrued compensation in the Consolidated Statements of Financial Position.

Employee Incentives

In connection with the acquisition of businesses and recruiting and retaining key talent, the Company has issued unsecured forgivable notes, as well as, retention incentives with a claw back feature to employees. The aggregate balance of both forgivable notes and retention incentives are included within Current and Non-current Prepaid incentives - net in the Company’s Consolidated Statements of Financial Position. The expense related to forgiving these incentives is amortized through Compensation and benefits in the Consolidated Statements of Income.

Employee Retention Incentives

Retention incentives are forgiven by RSG over the term of the arrangement, so long as the employee continues employment with RSG and complies with certain contractual requirements.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Forgivable Notes

Forgivable notes were offered to employees as an incentive, whereby the principal amount of the notes and related accrued interest is forgiven by RSG over the term of the notes, so long as the employee continues employment with RSG and complies with certain contractual requirements.

Long-Term Incentive Plans

The long-term incentive plan awards vest based on the achievement of various performance and service conditions and are cash-settled. The current balance will be recognized in Compensation and benefits in the Consolidated Statements of Income and Current and Non-current Accrued compensation in the Consolidated Statements of Financial Position ratably over the remaining service period of the participants while employed at RSG.

Restructuring Costs

Restructuring costs consist of employee termination benefits including severance and retention costs, lease termination, contract termination and other restructuring related costs.

A liability for employee termination benefits is recognized when the plan of termination has been communicated to the affected employees and is measured at its fair value at the communication date. Following the communication date, where an employee is required to continue rendering service to receive termination benefits, the costs associated with those benefits and ongoing costs of employment are generally expensed over the employees’ remaining service period. These costs are recorded in Compensation and benefits in the Consolidated Statements of Income and liabilities recognized are recorded in Current Accrued compensation in the Consolidated Statements of Financial Position.

Lease and contract termination costs are recognized at the date the Company ceases using the rights conveyed by the lease or contract and are measured at fair value, which is determined based on the remaining contractual lease obligations reduced by estimated sublease rentals, if any. Costs associated for consolidating leased office and other expenses are recorded in General and administrative expense in the Consolidated Statements of Income and liabilities recognized are recorded in Current Accounts payable and accrued liabilities.

Refer to Note 5, Restructuring for further discussion.

Foreign Currency Translation

The Company assigns functional currencies to the foreign operations, which are generally the currencies of the local operating environment.

Balances denominated in non-functional currency are remeasured to the functional currency using current exchange rates, and the resulting foreign exchange gains or losses are reflected in earnings. Functional currency balances are then translated into reporting currency using current exchange rates at period end date at the Consolidated Statements of Financial Position for items reported as assets or liabilities in the Consolidated Statements of Financial Position, historical rates for items reported in members’ equity other than accumulated losses, and average exchange rates for items recorded in earnings and included in accumulated losses. The resulting change in unrealized translation gains or losses is a component of Accumulated Other Comprehensive Income (Loss) within the members’ equity section of the Consolidated Statements of Financial Position.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Income Taxes

RSG accounts for income taxes under the asset and liability method, which requires the recognition of Deferred Tax Assets (“DTA”) and Deferred Tax Liabilities (“DTL”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

RSG recognizes DTAs to the extent that it is believed that these assets are more likely than not to be realized. In making such a determination, RSG considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If determined that RSG would be able to realize DTAs in the future in excess of their net recorded amount, RSG would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.

RSG records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company will determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, RSG recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.

In connection with operating activities, RSG has entered into certain contractual obligations and commitments, which consist primarily of real estate leases for occupied offices and office equipment leases. At inception of a contract, the Company will assess if it conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Lease commencement date is the beginning of the lease term and is recognized when the right-of-use asset has been made available by the lessor to the lessee. Certain of these leases have options permitting renewals for additional periods or clauses allowing for early termination, and where those are reasonably certain to be executed, they are recognized as a component of the lease term. The lease is then assessed for either operating or finance classification. All of the Company’s real estate leases and most of the office equipment leases are recognized as operating leases, while all finance leases are office equipment and IT hardware are finance leases, with both classes comprising lease terms ranging from twelve months to eleven years. The Company also subleases some real estate properties to third parties, and RSG continues to classify these as operating leases. All leases have been adopted under the guidance of ASC 842, Leases (“ASC 842”). The Company has elected to exclude short-term leases of twelve months or less, with recognition of these lease payments in the Consolidated Statements of Income on a straight-line basis over the lease term.

For leases in which an implicit rate is not provided, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company did not elect the practical expedient that permits lessees to make an accounting policy election to account for each separate lease component of a contract and its associated non-lease components as a single lease component. Further, variable expenses related to real estate and equipment leases are expensed as incurred.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

At the lease commencement for finance and operating leases, RSG recognizes in the Consolidated Statements of Financial Position the total lease liability through the lease term as the present value of all remaining payments, discounted by the rate determined at commencement. Lease liabilities are decreased for payments made in the period and are increased by the accretion of the discount. For finance leases, the recognition of the right-of-use asset in the Consolidated Statements of Financial Position is the lease liability adjusted by prepaid rent, unamortized lease incentives or initial direct costs, and any impairments. The monthly expense in the Consolidated Statements of Income is recognized as the lease liability interest expense, and the right-of-use asset amortization.

Operating leases are included in Current assets - Lease right-of-use assets, Current liabilities - Operating lease liabilities, and Non-current liabilities - Operating lease liabilities on the Consolidated Statements of Financial Position. Finance leases are included in Current assets - Lease right-of-use assets, Current liabilities – Short-term Debt and current portion of long-term debt, and Non-current liabilities – Long-term debt on the Consolidated Statements of Financial Position.

In the event the lease liability is remeasured due to a change in the scope of or the consideration for a lease, any adjustment is made to the right-of-use asset. In the instance where the right-of-use asset is impaired, the impairment charge is recognized in the Consolidated Statements of Income within General and Administrative expense, irrespective of its classification of operating or finance lease. The Company will periodically review right-of-use lease assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable.

Mezzanine, Preferred and Members’ Equity

RSG has issued and has outstanding preferred and common units. Class B Preferred unitholders are entitled to receive a return of their capital contributions, plus a preferred yield thereon, prior to any distributions being made to common unitholders. No unitholder is personally liable for any of the Company’s liabilities, debt, or obligations solely by reason of being a unitholder, other than capital amounts contributed or paid for the Company’s units.

RSG issued certain redeemable Class B Preferred Units (“redeemable preferred units”) in conjunction with Class B Common units. Although the issuance represents separate financial instruments, the purchase price was allocated based upon the relative fair value of each instrument. Issuance costs are deducted from these relative fair values.

Certain redeemable Class B Preferred units are also subject to preferred yield make-whole provisions, which represent embedded derivatives. These embedded derivatives were accounted for on a combined basis separately from the Class B Preferred Units and reported at fair value in Current Accounts payable and accrued liabilities. Since these redeemable preferred units may also be redeemed at the option of the holder after the ten year anniversary of issuance, but are not mandatorily redeemable, the redeemable preferred units are classified as mezzanine equity. Any difference arising between the carrying value and the redemption value is accreted over the period from the date of issuance through the potential redemption date using the effective interest method. Refer to Note 14, Redeemable Preferred Units.

RSG recognizes a liability within the current portion of Accounts payable and accrued liabilities in the Consolidated Statements of Financial Position in the period in which a put or call provision is exercised but not yet settled in cash.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

New Accounting Pronouncements Recently Adopted

The following reflect recent accounting pronouncements that have been adopted or are pending adoption by the Company. The Company qualifies as an emerging growth company and going forward has elected to adopt accounting pronouncements under public business entity adoption dates.

In May 2014, the FASB issued ASC 606. The core principle of ASC 606 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. Two methods of transition were permitted upon adoption: full retrospective and modified retrospective. The Company elected to apply the modified retrospective adoption approach only to contracts that were not completed as of January 1, 2019. Under this approach, prior periods were not restated, and the adjustment was made in the 2019 Consolidated Statements of Members’ Equity.

In June 2016, the FASB completed its Financial Instruments – Credit Losses project by issuing ASU 2016-03, Financial Instruments – Credit Losses (“ASC 326”). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The new guidance is effective for public and non-public entities for fiscal years beginning after December 15, 2019 and December 15, 2022, respectively, with early adoption permitted. The Company early adopted ASC 326 on January 1, 2020 based on the application of the modified retrospective approach for all financial assets measured at amortized cost (primarily commissions and fees). Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The adoption of ASC 326 did not have a material effect on the Consolidated Financial Statements.

In February 2016, FASB issued ASC 842 and in March 2019 issued ASU 2019-01, Leases: Codification Improvements. For lessees, the new standard requires the recognition of a lease liability and a right-of-use lease asset, representing liabilities to make future payments and the right to use its underlying assets for the lease term, respectively. Leases will be classified as either financing or operating in the Consolidated Statements of Financial Position. The standard did not have a material impact to the Consolidated Statement of Income or to the Consolidated Statement of Cash Flows.

ASC 842 allows for early adoption. Entities are permitted to adopt the guidance using a modified retrospective approach in which an entity may elect to recognize a cumulative-effect adjustment to the opening balance of Accumulated deficit in the period of adoption. Under this approach, prior periods will not be restated and an entity’s reporting for the comparative periods prior to adoption presented in the financial statements would continue to be in accordance with superseded lease guidance. The Company elected to early adopt as of January 1, 2020 applying the modified retrospective approach. There was no material impact to the opening balance of Accumulated deficit.

The modified retrospective approach includes several optional practical expedients that entities may elect. The Company elected the package of practical expedients. In addition, the Company elected to not reassess lease classification or lease term for existing or expired leases.

The Company made a policy election to not recognize right-of-use assets and lease liabilities that arise from leases with an initial term of twelve months or less on the Consolidated Statements of Financial Position.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

However, the Company recognizes these lease payments in the Consolidated Statements of Income on a straight-line basis over the lease term. The Company chose to apply this accounting policy across all classes of underlying assets.

Beginning January 1, 2020, operating right-of-use assets and lease liabilities were recognized based on the present value of lease payments over the lease term at the commencement date.

Adoption of the new standard at January 1, 2020 resulted in the recording of finance right-of-use assets of $203, operating right-of-use assets $75,601, finance lease liabilities of $203, and operating lease liabilities of $83,155 in the Consolidated Statements of Financial Position. The difference of $7,554 between lease liabilities and right-of-use assets was driven by reclassifications with deferred rent and tenant improvement allowance liabilities.

Refer to Note 10, Leases for further information, including details on current lease arrangements and significant assumptions and judgments made. For details on finance lease liabilities, classified within debt in the Consolidated Statements of Financial Position, refer to Note 11, Debt.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other - Internal Use Software (Subtopic 350-40). The amendments in this update align the requirements in capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. For public business entities, the guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. The Company elected to apply the prospective adoption of the new guidance effective on January 1, 2020 with no material impact to the consolidated financial statements or disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12). ASU 2019-12 removes certain exceptions associated with (i) intraperiod tax allocations, (ii) recognition of deferred tax liability for equity method investments of foreign subsidiaries, and (iii) the calculation of income taxes in an interim period when in a loss position. Additionally, ASU 2019-12 simplifies accounting for (i) income taxes associated with franchise taxes, (ii) tax basis of goodwill in a business combination, (iii) the allocation of tax expense to a legal entity that is not subject to tax in standalone financial statements, (iv) enacted changes in tax laws, and (v) income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for under the equity method. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company has assessed the timing and impact of adopting ASU 2019-12 on the Company’s Consolidated Financial Statements. The Company adopted the new guidance during 2020 with no material impact to the consolidated financial statements or disclosures.

In January 2020, the FASB issued ASU 2020-01 clarifying the interactions between Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). This ASU was issued to clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323, and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted the new guidance during 2020 with no material impact to the consolidated financial statements or disclosures.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

On March 9, 2020, the FASB issued ASU 2020-03 Codification Improvements to Financial Instruments. This ASU was issued to address a wide variety of topics in the Accounting Standard Codification with the intent to make the Codification easier to understand and apply by eliminating inconsistencies and providing clarifications. For non-public entities, the effective date of the amendment varies in accordance with each specific issue, the earliest of those relevant to the Company become effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. The Company adopted the new guidance during 2020 with no material impact to the consolidated financial statements or disclosures.

On March 12, 2020, the FASB issued ASU 2020-04 Reference Rate Reform. This ASU is intended to provide optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform. The amendments in the ASU provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference the London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform if certain criteria are met. The amendments are effective for all entities from the beginning of an interim period that includes the issuance date of the ASU. The optional relief is available from March 2020 through December 31, 2022. An entity may elect to apply the amendments prospectively through December 31, 2022. The Company plans to apply this guidance to such transactions and modifications of arrangements but does not expect application to have a material impact on the consolidated financial statements or disclosures.

3.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following table summarizes revenue from contracts with customers by specialty:

For the years ended December 31,	2020	2019
Wholesale brokerage	$673,090	$508,503
Binding authorities	131,876	94,914
Underwriting management	211,719	155,031

Total Net commissions and fees	$1,016,685	$758,448

Contract Assets Balances

The contract asset balance as of December 31, 2020 and 2019 was $6,670 and $6,675, respectively. The change in contract assets from January 1, 2020 to December 31, 2020 is primarily related to increase due to the acquisition of All Risks, marginally offset by the timing of accruals. The change from January 1, 2019 to December 31, 2019 is primary related to new contracts and premium growth with our existing carrier trading partners where we have a supplemental commission agreement. The costs to fulfill contracts are immaterial in 2020 and 2019. For contract assets, payment is typically due within one year of the completed performance obligation. No contract liabilities were recognized in 2020 or 2019.

4.	MERGER AND ACQUISITION ACTIVITY

RSG has accounted for acquisitions as either business combinations or asset acquisitions as noted in the descriptions below. Transaction costs arising from a business combination are recognized within General and administrative expense. Transaction costs arising from an asset acquisition are capitalized as a component of the cost of the qualifying assets acquired.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

The total consideration for certain acquisitions includes contingent consideration, generally based on the Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of the acquired business following a period after purchase. For business combinations, the Company recognizes contingent consideration at fair value as of the acquisition date. The Company records subsequent changes to the fair value of any contingent consideration in Change in contingent consideration within Operating income.

The fair value of any contingent consideration is based on the present value of the expected future payments under the respective purchase agreements. In determining fair value, the Company estimates cash payments based on management’s estimation of the performance of each acquired business relative to the formula specified by each purchase agreement. Further information regarding fair value measurements is detailed in Note 17, Fair Value Measurements.

For asset acquisitions, the Company recognizes contingent consideration when the underlying contingency is resolved, and the consideration is paid or payable.

Acquisition Activity

On September 1, 2020, RSG acquired All Risks, Limited and Independent Claims Services, collectively referred to herein as “All Risks” (“ARL”). ARL is an independently owned wholesale insurance brokerage, binding, and underwriting operation located in Delray Beach, Florida. Total consideration of $1,223,296 transferred in exchange for control of ARL consisted of cash paid of $814,870, net of acquired cash of $40,823, liabilities incurred by RSG in respect of various Long Term Incentive Plans (“LTIP”) and employee benefits that were established by the former owner of ARL of $257,603 and $8,000 respectively, as well as $102,000 of common equity in RSG issued to the former owner of ARL. The Company accounted for this acquisition as a business combination.

The fair value of the LTIP liabilities incurred at the acquisition date was accounted for under ASC 718 by analogy to determine the allocation of the total value of the award between pre-combination and post-combination service periods. The component of the total LTIP value related to pre-combination service period accounted for as consideration transferred is $257,603. Refer to Note 16, Employee Benefit Plans, Prepaid and Long-Term Incentives.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

A summary of the assets acquired, and liabilities assumed in connection with the business combination for ARL is as follows:

ARL
Cash	$855,693
Liabilities incurred	265,603
Equity interests issued	102,000

Total consideration transferred	$1,223,296

Allocation of purchase price:
Cash and cash equivalents	$40,823
Accounts receivable – net	27,537
Other Current Assets	935

Total current assets	$69,295
Goodwill	695,297
Other intangible assets(1)	493,967
Property and equipment – net	4,428
Lease right-of-use assets	12,945
Other non-current assets	202

Total non-current assets	$1,206,839

Total assets acquired	$1,276,134

Accounts payable and accrued liabilities	38,795
Operating lease liabilities	14,043

Total current liabilities assumed	$52,838

Net assets acquired	$1,223,296

(1)	Balance includes $476,800 worth of Customer relationships

Loss contingencies of $530 have been recognized at acquisition for ARL’s errors and omissions and business accommodation matters that are both probable and estimable to be settled in cash related to events arising prior to the acquisition date. These amounts are recognized within Accounts payable and accrued liabilities

Certain amounts included in the Audited Consolidated Financial Statements in respect of acquisitions made in the previous twelve months may be provisional and thus subject to further adjustments until purchase accounting is finalized.

During 2020, we also completed the asset acquisitions of Socius Insurance Services, Inc for total consideration of $1,250 and JEM Underwriting Managers, LLC (“JEM”) for total consideration of $3,986, net of cash acquired, respectively. We have included the financial results from these acquisitions in our Consolidated Financial Statements from their respective dates of acquisition.

Among other things, these acquisitions allow the Company to expand into desirable geographic locations, further extend their presence in the wholesale insurance brokerage market and broaden the Company’s underwriting expertise.

The excess of consideration transferred over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated to goodwill and other intangible assets in the amounts of $695,297 and $495,217,

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

respectively. Other intangible assets related to acquisitions are amortized over their estimated useful lives using a method that is based on estimated future cash flows, as the Company believes this will approximate the pattern in which the economic benefits of the assets will be utilized, or where the Company has concluded that the cash flows were not reliably determinable, on a straight-line basis. Goodwill is not subject to amortization. As of December 31, 2020, the Company has not recognized any impairments of acquired goodwill and other intangible assets.

The Company expects to deduct $495,217 of other intangible assets related to the 2020 acquisitions for income tax purposes. There were no nondeductible amortizable intangible assets acquired in 2020 and therefore there was no deferred tax liability recorded.

The consideration allocation above is based on estimates that are preliminary in nature and subject to adjustments, which could be material. Any necessary adjustments must be finalized during the measurement period, which for a particular asset, liability, or non-controlling interest ends once the acquirer determines that either (1) the necessary information has been obtained or (2) the information is not available. However, the measurement period for all items is limited to one year from the acquisition date. No adjustment, individually or in aggregate, is material.

The estimation of fair value requires numerous judgments, assumptions and estimates about future events and uncertainties, which could materially impact these values, and the related amortization, where applicable, in the Company’s Consolidated Financial Statements.

During 2019, the Company made six acquisitions that were accounted for as business combinations and were not significant to our consolidated financial statement, either individually or in the aggregate. Accordingly, pro forma historical results of operations related to these business acquisitions during the year ended December 31, 2019 have not been presented. The Company paid a total of $145,624 for these acquisitions, net of acquired cash of $1,793 and $4,200 of contingent consideration.

Contingent Consideration

For the year ended December 31, 2020 and December 31, 2019, the Company recognized income of $1,301 and $1,595, respectively, for changes in fair value of estimated contingent consideration. These amounts are recognized within the Change in contingent consideration on the Consolidated Statements of Income. The Company also recognized interest expense of $1,197 and $1,009 for the years ended December 31, 2020 and December 31, 2019 respectively, for accretion of discount on these liabilities. These amounts are recognized within Other non-operating income on the Consolidated Statements of Income. The aggregate amount of maximum contingent consideration obligation related to acquisitions made in 2020 and prior years was $102,427 and $106,450 as of December 31, 2020 and 2019, respectively.

Pro Forma Information

The following unaudited pro forma financial data gives effect to the acquisitions made by the Company during 2020. In accordance with accounting guidance related to pro forma disclosures, the information presented for current year acquisitions is as if they occurred on January 1, 2019. The unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

been achieved if such acquisitions had occurred on the date indicated, nor is it necessarily indicative of future consolidated results.

For the years ended December 31,	2020	2019
Revenue	$1,187,769	$987,913
Net Income attributable to the Company	38,697	(54,525)

The results of operations of these acquisitions are included in the Consolidated Financial Statements as of the respective acquisition dates. Included in the net loss above in 2019 are pro forma adjustments of, among other adjustments, incremental amortization and interest expense of $77,533 and $52,158, respectively.

The Consolidated Statements of Income for 2020 includes approximately $72,649 of revenue and net loss of $24,055 related to acquisitions made during 2020. Included in the net loss for acquisitions in 2020 is amortization and depreciation expense of acquired intangible assets and property, plant and equipment, respectively, of $27,600.

The Company incurred acquisition related costs of $16,760 for the year ended December 31, 2020. These costs are included in General and administrative expense and Compensation expense in the Company’s Consolidated Statements of Income.

5.	RESTRUCTURING

During 2020, the Company initiated restructuring after the acquisition of All Risks, to reduce costs and increase efficiencies. The restructuring program is expected to generate annual savings of $25,000.

This plan involves restructuring costs beginning on July 1, 2020, primarily consisting of employee termination benefits and retention costs. The restructuring program will also include charges for consolidating leased office space, as well as other professional fees. The Company expects to incur total restructuring costs in the range of $30,000 to $35,000 over the next 24 months. Cumulative restructuring costs incurred for the year ended December 31, 2020 are $10,840.

The table below presents the restructuring expense incurred in the twelve months ended:

As of December 31,	2020
Compensation and benefits	$10,139
Occupancy(1)	128
Other costs(1)	573

Total	$10,840

(1)	Occupancy and Other costs are included within General and administrative expenses within the Consolidated Statements of Income

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

The table below presents a summary of changes in the restructuring liability from July 1, 2020 through December 31, 2020:

	Compensation and benefits	Occupancy	Other costs	Total
Balance as of July 1, 2020	$—	$—	$—	$—
Accrued costs	10,139	128	573	10,840
Payments	(3,090)	(128)	(573)	(3,791)

Balance as of December 31, 2020	$7,049	$—	$—	$7,049

6.	RECEIVABLES AND CURRENT ASSETS

Receivables

The Company had receivables of $177,699 and $118,432 outstanding as of December 31, 2020 and December 31, 2019, respectively, and was recognized within Commissions and fees receivable - net in the Consolidated Statements of Financial Position. Commission and fees receivable is net of allowance for credit losses.

Allowance for Credit Losses

The Company’s allowance for credit losses with respect to receivables is based on a combination of factors, including evaluation of historical write-offs, current economic conditions, aging of balances, and other qualitative and quantitative analyses.

The following table provides a roll-forward of the Company’s allowance for expected credit losses:

2020
Balance as of December 31, 2019	$1,555
Net increase in provision	1,361

Balance as of December 31, 2020	$2,916

The new allowance for expected credit losses was in line with the previously recorded provision for bad debt. No adjustments were required to the opening accumulated deficit.

Other Current Assets

Major classes of other current assets consist of the following:

As of December 31,	2020	2019
Prepaid expenses	$11,973	$10,476
Service receivables(1)	508	8,708
Other current receivables	2,590	1,759

Total other current assets	$15,071	$20,943

(1)

Service receivables as of December 31, 2020 contain receivables from Geneva Re, Ltd (“Geneva Re”), a related party that is a Bermuda-regulated reinsurance company. Service receivables as of December 31, 2019 includes receivables from Geneva Re and JEM. Further information regarding related parties is detailed in Note 19, Related Parties.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

7.	FIDUCIARY ASSETS AND LIABILITIES

The Company recognizes fiduciary amounts due to others as fiduciary liabilities and fiduciary amounts collectible and held on behalf of others, including insurance policyholders, clients, other insurance intermediaries, and insurance carriers, as Fiduciary assets in RSG’s Consolidated Statements of Financial Position. Cash and cash equivalents held in excess of the amount required to meet the Company’s fiduciary obligations are recognized as Cash and Cash Equivalents in the Consolidated Statements of Financial Position. The excess amounts are held with all other fiduciary assets in fiduciary bank accounts and segregated from operating bank accounts. RSG held or was owed fiduciary funds for premiums and claims of $1,978,152 and $1,220,871 at December 31, 2020 and December 31, 2019, respectively.

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

The following table provides a summary of goodwill activity:

Goodwill
Balance as of January 1, 2019	$449,360
Acquisitions	78,369
Measurement period adjustments(1)	446
Impact of exchange rate changes	337

Balance as of December 31, 2019	$528,512
Acquisitions	695,297
Measurement period adjustments (1)	(162)
Impact of exchange rate changes	549

Balance as of December 31, 2020	$1,224,196

(1)

This refers to adjustments during the measurement period brought by the changes in estimation of fair values of a particular asset, liability or non-controlling interest upon acquisition. Further information regarding acquisition activity is detailed in Note 4, Merger and Acquisition Activity.

Customer relationships intangible consist of customer-related and contract-based assets. The changes in the net carrying amount of finite-lived intangible assets are shown in the table below.

	As of December 31,
	2020			2019
	Cost	Accumulated amortization	Net carrying Amount	Cost	Accumulated amortization	Net carrying amount
Customer relationships	$846,181	$(272,029)	$574,152	$367,361	$(212,748)	$154,613
Trade Names	14,058	(4,838)	9,220	4,576	(2,719)	1,857
Internally developed software	24,480	(3,088)	21,392	9,441	(674)	8,767

Total	$884,719	$(279,955)	$604,764	$381,378	$(216,141)	$165,237

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

In accordance with the Company’s goodwill policy as stated in Note 2, Summary of Significant Accounting Policies, the Company has evaluated the goodwill and other intangible assets, and as of December 31, 2020, RSG has not recognized any impairments of the acquired goodwill.

	Customer Relationships	Trade Names	Proprietary Software	Total
Balance as of January 1, 2020	$154,613	$1,857	$8,767	$165,237
Acquisitions	478,050	9,467	7,700	495,217
Capital expenditures	—	—	7,175	7,175
Amortization	(59,044)	(2,108)	(2,415)	(63,567)
Other	—	—	165	165
Impact of exchange rate changes	533	4	—	537

Balance as of December 31, 2020	$574,152	$9,220	$21,392	$604,764

The aggregate amortization expense from finite-lived intangible assets was $63,567 and $48,301 for the years ended December 31, 2020 and 2019, respectively.

Intangible assets have a total weighted average remaining useful economic life of 4.6 years. Customer relationships, a major intangible asset class, has a weighted average remaining useful economic life of 4.7 years.

The estimated future amortization for finite-lived intangible assets as of December 31, 2020, is as follows:

	2021	2022	2023	2024	2025	There- after	Total
Customer relationships	$98,315	$84,974	$73,543	$63,774	$54,868	$198,678	$574,152
Trade Names	3,759	3,357	2,104	—	—	—	9,220
Internally developed software	5,287	4,321	4,272	3,738	3,010	764	21,392

Total	$107,361	$92,652	$79,919	$67,512	$57,878	$199,442	$604,764

The value of internally developed software in development not yet placed in service, which is included in intangible assets, totals $5,761. As of December 31, 2020, the Company has not written off any costs associated with internally developed software in development not yet placed in service.

9.	EQUITY METHOD INVESTMENT

The Company’s equity method investment in related parties consists of its investment in RIH. On July 1, 2019, RSG invested $23,500 in cash in exchange for a 47% non-controlling interest in RIH. RSG initially recognized this investment at cost at the date of the transaction. On March 5, 2020, RSG invested the remaining $23,500 to satisfy the Company’s remaining capital commitment. Refer to Note 19, Related Parties.

The Company’s maximum exposure to loss on the equity method investment is the total invested capital of $47,000. The Company may be exposed to losses arising from the equity method investment, as a result of underwriting losses recognized at Geneva Re or losses on Geneva Re’s investment portfolio.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

	2020	2019
Opening balance, January 1	$22,522	$—
Invested capital	23,500	23,500
Income (Loss) from equity method investment in related party	440	(978)
Change in share of equity method investment in related party other comprehensive income	754	—

For the twelve months ended, December 31	$47,216	$22,522

10.	LEASES

The Company has various non-cancelable operating leases with various terms through July 2031 primarily for office space and office equipment. RSG does not have any leases with inception dates prior to December 31, 2020 but that have not yet commenced.

The annual lease costs are as follows:

For the year ended December 31,	2020
Lease cost:
Operating lease cost	$19,510
Finance lease costs:
Amortization of leased assets	102
Interest on lease liabilities	2
Short term lease costs:
Operating lease cost	1,906
Finance lease cost
Amortization of leased assets	11
Interest on lease liabilities	1
Sublease income	(450)

Lease cost – net	$21,082

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$18,586
Operating cash flows from finance leases	117

Non-cash related activities
Right-of-use assets obtained in exchange for new operating lease liabilities	35,766
Right-of-use assets obtained in exchange for new finance lease liabilities	132

Weighted average discount rate (percent)
Operating leases	3.72
Finance leases	3.01
Weighted average remaining lease term (years)
Operating leases	6.2
Finance leases	2.2

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Supplemental balance sheet information related to Lease right-of-use assets:

As of December 31,	2020
Right-of-use assets – operating leases – net	$93,715
Right-of-use assets – finance leases – net	226

Total lease right-of-use assets – net	$93,941

Supplemental balance sheet information related to lease liabilities:

As of December 31,	2020
Current lease liabilities
Operating	$19,880
Finance	147

Non-current lease liabilities
Operating	83,737
Finance	78

Total Lease Liabilities	$103,842

The estimated future minimum payments of operating and financing leases as of December 31, 2020 are as follows:

	Finance Leases	Operating Leases
2021	$152	$22,917
2022	32	22,401
2023	29	17,541
2024	16	14,121
2025	4	11,424
Thereafter	—	28,825

Total undiscounted future lease payments	$233	$117,229

Less imputed interest	(8)	(13,612)

Present value lease liabilities	$225	$103,617

Average annual sublease income for the next eight years is $328.

Future minimum payments of operating leases as of December 31, 2019 were as follows:

Operating Leases
2020	$22,109
2021	22,128
2022	20,611
2023	16,599
2024	13,998
Thereafter	39,409

Total undiscounted future lease payments	$134,854

Operating lease expense for the year ending December 31,2019 was $16,985.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

11.	DEBT

Substantially all of the Company’s debt is carried at outstanding principal balance, less debt issuance costs and any unamortized discount or premium. To the extent that the Company modifies the debt arrangements, all unamortized costs from borrowings are deferred and amortized over the term of the new arrangement where applicable.

The following table is a summary of the Company’s outstanding debt:

	As of December, 31
	2020	2019
Term debt
7-year term loan facility, periodic interest and quarterly principal payments, LIBOR + 3.25%, expires September 1, 2027	$1,578,930	$—
5-year term loan facility, periodic interest and quarterly principal payments, LIBOR + up to 3.00%, expires August 29, 2023	—	138,916
Revolving debt
5-year revolving loan facility, periodic interest payments, LIBOR + up to 3.25%, plus commitment fees up to 0.50%, expires September 1, 2025	15	—
5-year revolving loan facility, periodic interest payments, LIBOR + up to 3.00%, plus commitment fees up to 0.40%, expires August 29, 2023	—	425,344
Premium financing notes
Commercial note, periodic interest and principal payments, 4.39%, expires June 1, 2020	—	938
Commercial notes, periodic interest and principal payments, 2.5%, expires June 1, 2021	1,951	—
Finance lease obligation	225	—
Unsecured promissory notes	363	348
Units subject to mandatory redemption	3,866	3,501
Founder’s subordinated promissory note	—	99,990

Total debt	$1,585,350	$669,037

Less current portion	(19,158)	(9,011)

Long term debt	$1,566,192	$660,026

Maturity analysis of total debt as of December 31, 2020 is as follows:

2021	$19,158
2022	16,530
2023	16,527
2024	16,516
2025	16,504
Thereafter	1,567,242

Total Repayments	$1,652,477
Unamortized discounts, premiums, and debt issuance costs	(67,127)

Total debt	$1,585,350

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Revolving Credit Facilities

The Company’s outstanding credit agreements are collateralized with substantially all of the assets of RSG and its subsidiaries.

Existing Revolving Credit Facility

On September 1, 2020, RSG modified the existing revolving 2018 credit facility in connection with obtaining the 2020 credit facility. The existing credit facility contained provisions for a Delayed Draw Term Loan (“DDTL”), Term Loan (“TL”) and a Revolving facility as part of the agreement. The previous 2018 revolver had a borrowing capacity of $550,000.

For the revolving credit facility, existing deferred issuance costs totaling $2,506 related to the same lenders who increased capacity in the 2020 credit facility were added to new deferred debt issuance costs paid on the 2020 revolving facility of $8,315. The combined deferred issuance costs are amortized over the term of the new revolving credit facility. For lenders that were not in the new facility, the deferred debt issuance costs associated with the existing revolver of $240 were expensed. The company has not drawn on the new revolver, which has a borrowing capacity of $300,000, and accordingly any deferred issuance costs related to the revolver are recognized in Other non-current assets in the Consolidated Statements of Financial Position.

Loss on the modification from the revolver was $240 and was recognized within Other non-operating income in the Consolidated Statements of Income.

On December 5, 2019, the Company reallocated the commitments of the existing 2018 credit facility, removing one bank and adding another. No commercial terms of the facility were otherwise modified. Deferred issuance costs capitalized as a result of this reallocation were not material. The reallocation was treated as a modification to the previous agreement.

RSG pays a commitment fee on undrawn amounts under the facility of 0.25% - 0.40%. The Company may at its option, prepay amounts outstanding at any time prior to the maturity date without incurring additional fees or penalties.

Delayed Draw Term Loan

On September 1, 2020, RSG extinguished the existing DDTL from the 2018 credit facility in connection with obtaining the 2020 credit facility.

In accordance with Subtopic ASC 470-50, Debt, Modifications and Extinguishment (“ASC 470-50”), the Company is required to assess extinguishment versus modification treatment for the Term Loan by applying a test to determine if the present value of cash flows associated with the new debt instrument is at least 10% different from the existing debt instrument. As the cash flows are at least 10% different, the Term Loan is treated as an extinguishment and associated deferred debt issuance costs are expensed. Similarly, because the new debt arrangement does not contain a DDTL, all deferred debt issuances costs related to the DDTL were also expensed.

No amounts were drawn on the existing DDTL as of December 31, 2019.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Term Loan

On September 1, 2020, RSG extinguished the term loan from the 2018 credit facility in connection with obtaining the 2020 credit facility. The loss on extinguishment from the existing DDTL and Term Loan was $1,413 and was recognized within Other non-operating income in the Consolidated Statements of Income.

As of December 31, 2020, the Company has drawn $1,650,000 on the term loan with $1,645,875 outstanding principal and $183 accrued interest. New deferred issuance costs paid on the new term loan were $70,484 with $67,128 unamortized as of December 31, 2020.

On August 29, 2019 RSG amended the existing term loan arrangement. The term loan was increased to $150,000 from $120,000 under the previous facility. The term loan matures on August 29, 2023.

Founders’ Subordinated Promissory Notes

On September 1, 2020, RSG exchanged $74,990 of Founders’ Subordinated Promissory Notes for 74,990 Class B Preferred units and 6,902 Class A Common Units. This exchange qualified for extinguishment treatment in accordance with ASC 470-50 with a loss recognized on the transaction of $6,941. As this transaction was with a related party, the transaction is deemed an in-substance capital transaction, and the resultant loss is recognized within Accumulated deficit on the Consolidated Statements of Financial Position. Refer to Note 19, Related Parties.

On August 31, 2020 and April 1, 2020, the Company repaid $5,000 and $20,000 of outstanding Founders’ Subordinated Promissory Notes, respectively. On March 4, 2019, the Company repaid $25,000 in principal of Founders’ Subordinated Promissory Notes.

Subsidiary Units Subject to Mandatory Redemption

As discussed in Note 19, Related Parties, on June 13, 2019 the Company acquired a controlling 47% interest in Ryan Re, LLC. At the time of acquisition, the Founder’s trusts held Class A Preferred Units in Ryan Re of $3,316. The Class A Preferred Units have an annual dividend accumulation rate of 10%, compounded quarterly.

Ryan Re has the obligation to settle all the outstanding Class A Preferred Units equal to the amount of the aggregate amount of unreturned capital and unpaid dividends on June 13, 2034, fifteen years from original issuance. As these units are mandatorily redeemable, they are classified as Long-term debt on the Consolidated Statements of Financial Position. The historical cost and fair value of the units as of the acquisition date was $3,316 using an implicit rate of 9.8%. The debt was initially recorded at fair value on the acquisition date using an implicit rate of 9.8%. Accretion of the discount using the implicit rate is recognized as Interest expense in the Consolidated Statements of Income. As of December 31, 2020, and December 31, 2019, interest accrued on these units was $550 and $185, respectively.

Unsecured Promissory Notes

On December 18, 2019, RSG issued an unsecured promissory note for $348 in exchange for calling 200 vested Class A Common Units. The note has a variable interest rate equal to the greater of 4% or the current Libor rate plus 1%, and has a maturity date of August 9, 2021, to align with the end of the former unitholder’s restrictive covenant period. As of December 31, 2020, interest accrued on these notes was $15. Refer to Note 15, Equity.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

12.	DERIVATIVES

Interest Rate Swap

The Company’s long-term debt bears a floating rate of interest. RSG uses interest rate derivatives, typically swaps with cancellation options, to reduce exposure to the effects of interest rate fluctuations for up to five years into the future. All outstanding interest rate swaps were settled during 2020 and the Company currently has no interest rate swaps outstanding as of December 31, 2020.

Class B Preferred Embedded Derivatives

As a part of the Class B Preferred Units issued and sold on June 1, 2018 and September 1, 2020 as discussed in Note 14, Redeemable Preferred Units, there are various realization events, defined as a Qualified Public Offering or a Sale Transaction, that require a Mandatory Redemption. If a Mandatory Redemption is required prior to the five year anniversary of the issuance date, the redemption price would be subject to a make-whole provision set forth in the terms of the agreement. The preferred yield make-whole provisions represent embedded derivatives that are accounted for on a combined basis separately from the redeemable preferred units and reported at fair value.

The notional and fair values of derivatives not designated as hedging instruments are as follows:

		Derivative Liabilities
	Balance Sheet Location	Notional Value	Fair Value
Balance as of January 1, 2019		$300,000	$5,479
Interest Rate Contracts	Current accounts payable and accrued liabilities and Non-current assets	—	(6,608)

Balance as of December 31, 2019		$300,000	$(1,129)
Interest Rate Contracts	Current accounts payable and accrued liabilities	(300,000)	238
Class B embedded derivatives		$—	(29,532)

Balance as of December 31, 2020		$—	$(30,423)

The gains and losses recognized in earnings for derivatives in Other non-operating income within the Consolidated Statements of Income are as follows:

	2020	2019
Loss on interest rate contracts	$3,208	$5,155
Loss on Class B embedded derivatives	28,717	—

Total derivatives not designated as hedging instruments	$31,925	$5,155

Additionally, for the year ended December 31, 2020, RSG recognized a decrease in cash flows of $238 and for the year ended December 31, 2019, RSG recognized an increase in cash flows of $6,608, respectively, from changes in current and non-current assets and liabilities within the operating section of the Consolidated Statements of Cash Flows.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

None of the Company’s derivative contracts have qualified for hedge accounting treatment under U.S. GAAP. RSG has not received or pledged any collateral related to derivative arrangements as of December 31, 2020, or December 31, 2019. The counterparties to all of the above-mentioned financial instruments are major international financial institutions. The Company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The credit risk is limited to future receipts under the Interest Rate Swaps. RSG limits the exposure and concentration of risk by contracting with diverse financial institutions and does not anticipate non-performance by any of the counterparties. Further, RSG considers non-performance risk of the counterparties at each reporting period and adjusts the carrying value of these assets accordingly. The risk of default is considered remote. RSG considered the non-performance risk in the valuation to be immaterial.

13.	EQUITY-BASED COMPENSATION

In connection with the acquisition of businesses and recruiting and retaining key talent, RSG has established several equity-based long-term incentive plans. RSG recognizes expenses for the equity-based long-term incentive plans within Compensation and benefits in the Consolidated Statements of Income.

The Company recognized compensation expense of $10,160 and $7,848 related to these awards as of December 31, 2020 and 2019, respectively.

Equity-Classified Awards

Certain employees and members of management have been awarded grants of RSG Class A Common Units. The vesting of these awards is subject to conditions. RSG recognizes expenses associated with equity-classified awards as the fair value of the common unit at the grant date over the vesting period. RSG has no market for its units. Management has no intent of settling these awards in cash within a period of time that would restrict the employee’s exposure to the risks and rewards of equity ownership within a reasonable period of time.

In the years ended December 31, 2020 and 2019, RSG granted 23,250 and 22,760 Class A Common Units to employees, respectively.

On April 15, 2019, RSG settled 14,340 vested Class A Common Units by way of a partnership distribution of $26,000. On the same day, RSG issued 14,340 units with certain vesting conditions such that respective ownership interests remain unchanged. RSG has no market for its units. This settlement does not change management’s intent of settling awards in cash within a period of time that would remove the risks and rewards of equity ownership.

On November 27, 2019, the Company called 200 vested Class A Common Units and in exchange issued an unsecured promissory note. Refer to Note 11, Debt.

The table below presents changes of vested and non-vested Common Units granted to management under long-term equity-classified awards. Under these plans, 375 and 710 Common Units were forfeited in the twelve months ended December 31, 2020, and 2019, respectively. The Company recognizes the effect of forfeitures on awards where the requisite service period is not rendered in the period in which the award is forfeited.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Below is a summary of the activity of vested and unvested units from January 1, 2019 to December 31, 2020. RSG uses an option pricing model to determine the grant date fair value of employee grants. Significant assumptions used in this method are as follows:

Assumptions	Ranges
Expected term (years)	4.67 - 5
Risk Free Rate	0.26% - 2.48%
Volatility	26% - 30%
Expected Dividend	0%
Discount for lack of marketability	20%

	Unvested units			Vested units
	Units	Weighted average grant price	Total	Units	Weighted average grant price	Total
January 1, 2019	83,108	$0.1973	$16,398	67,704	$0.0427	$2,893
Grants	22,760	0.5043	11,478	—	—	—
Settlements	—	—	—	(14,340)	0.0022	(31)
Forfeitures	(710)	0.1592	(113)	—	—	—
Repurchases	—	—	—	(2,220)	0.2919	(648)
Vesting	(26,829)	0.1554	(4,169)	26,829	0.1554	4,169

December 31, 2019	78,329	$0.3012	$23,594	77,973	$0.0819	$6,383
Grants	23,250	1.1244	26,142	—	—	—
Settlements	—	—	—	—	—	—
Forfeitures	(375)	0.2107	(79)	(20)	0.2000	(4)
Repurchases	(150)	0.3267	(49)	(6,674)	0.0465	(310)
Vesting	(32,606)	0.2180	(7,108)	32,606	0.2180	7,108

December 31, 2020	68,448	$0.6209	$42,500	103,885	$0.1268	$13,177

As of December 31, 2020, and December 31, 2019, 172,333 and 156,302 common units, respectively, were outstanding under these plans with the weighted average vesting period being 2.4 years. Unamortized deferred compensation expense was $28,487 and $12,555 as of December 31, 2020 and December 31, 2019, respectively, with a remaining weighted-average amortization period of approximately 1.8 years.

14.	REDEEMABLE PREFERRED UNITS

RSG has 260,000 redeemable preferred units issued and outstanding as of December 31, 2020. In 2020, the Company issued 110,000 redeemable preferred units and 10,124 Class B Common Units to Onex Investments, LLC (“Onex”) for an aggregate purchase price of $110,000. The redeemable preferred units of 150,000 and 110,000 accrue dividends at a quarterly compounding rate of 8% and 10% per annum, respectively. All 260,000 outstanding redeemable preferred units have put and call redemption features. The redeemable preferred units have certain anti-dilution rights and are subject to certain restrictions and liquidation preferences per the Fourth Amended and Restated Limited Liability Company Agreement (“LLC Operating Agreement”). Limited voting rights are collective among the redeemable preferred units based on their economic rights in a liquidation.

RSG has the option, but not the requirement, to repurchase up to 100% of the 260,000 redeemable preferred units issued to Onex at any time. If the option is exercised before the fifth anniversary of each issuance, the redemption

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

price would be subject to a make-whole provision set forth in the terms of the Onex Purchase Agreement. Onex has the right to cause the Company to repurchase up to 100% of the redeemable preferred units after the tenth anniversary of each issuance for any unpaid preferred return and unreturned capital, or in the event that the Company completes a Capital Raise Transaction of at least $100,000 from an independent third-party investor. Where Onex requires the Company to repurchase the redeemable preferred units prior to the fifth anniversary of each issuance as a result of a Capital Raise Transaction, the redemption price would be subject to a make-whole provision set forth in the terms of the Onex Purchase Agreement.

The Onex Purchase Agreement requires a redemption (“Mandatory Redemption”) of the redeemable preferred units upon the occurrence of a Realization Event, which is defined as a Qualified Public Offering or a Sale Transaction in the Company’s LLC Operating Agreement. Where a Mandatory Redemption is required prior to the fifth anniversary of an issuance, the redemption price would be subject to a make-whole provision set forth in the terms of the Onex Purchase Agreement. In the event that the Company is required to repurchase the redeemable preferred units after the tenth anniversary of an issuance as a result of a Capital Raise Transaction, or as the result of a Mandatory Redemption, and the Company is unable to repurchase the redeemable preferred units within six months, various contingent preferred yield features will be triggered.

The Company determined that the Mandatory Redemption option exercisable upon the occurrence of a Realization Event or completion of a Capital Raise must be accounted for separately from the redeemable preferred units as a derivative liability in accordance with ASC 815 Derivatives and Hedging. These embedded derivatives, are accounted for on a combined basis separately from the redeemable preferred units and recorded at fair value.

Since the put option exercisable after the tenth anniversary of the issuance is at the option of the holder, but is not mandatorily redeemable, the redeemable preferred units are classified as mezzanine equity and were initially recognized at relative fair value. The fair value of the 2020 issuance was recorded as the proceeds on the date of issuance, $110,000, less the relative fair value allocated to the Class B Common Units of $10,649, issuance costs of $164, and $814 assigned to the embedded derivative liability at the date of issuance resulting in an adjusted initial value of $98,373. The fair value of the 2018 issuance was recorded as the proceeds on the date of issuance, $175,000, less the relative fair value allocated to the Class B Common Units of $36,225, issuance costs of $188, and $891 assigned to the embedded derivative liability at the date of issuance resulting in an adjusted initial value of $137,696.

The difference between the redemption value of the redeemable preferred units and the carrying value is being accreted over the period from the date of issuance through September 1, 2030 and June 1, 2028 for the 2020 and 2018 issuances, respectively, using the effective interest method. The accretion is treated as a deemed dividend and is recorded as a charge to retained earnings. The cumulative accretion as of December 31, 2020 and 2019 was $3,566 and $1,948, respectively, resulting in adjusted redeemable preferred unit carrying values of $239,635. Dividend payments on the redeemable preferred units may be accrued and deferred at the option of the Board of Directors. Unpaid preferred dividends of $9,531 and $0 were recorded in Current Accounts payable and accrued liabilities as of December 31, 2020 and 2019, respectively. RSG paid $6,378 and $16,056 of preferred dividends to Onex in 2020 and 2019, respectively.

The fair value of the redeemable preferred unit yield make-whole provisions was $30,423 and $891 at December 31, 2020 and 2019, respectively. Refer to Note 17, Fair Value Measurements.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

The following table presents changes in the number of redeemable preferred units issued and repurchased:

	Mezzanine Equity
	Class B	Total
January 1, 2019	150,000	150,000
Contributions	—	—

December 31, 2019	150,000	150,000
Contributions	110,000	110,000

December 31, 2020	260,000	260,000

15.	EQUITY

RSG has issued equity to the Founder, Patrick G. Ryan, and investors to raise funds for investments. The Company has separately issued equity and grants of unvested equity to the Company’s key employees and to the Company’s directors, as described in Note 13, Equity-Based Compensation, to attract and retain key talent. RSG has both preferred and common units.

Preferred Units

Class B Preferred

Within Class B Preferred, RSG has 74,990 units issued and outstanding as of December 31, 2020. On September 1, 2020, RSG exchanged $74,990 of Founders Subordinated Promissory Notes for 74,990 Class B Preferred Units and 6,902 Class A Common Units. 74,990 Class B Preferred Units have an annual dividend accumulation rate of 10%, compounded quarterly.

RSG had accrued $2,501 of preferred dividends on the Founders’ Preferred Units as of December 31, 2020.

Common Units

Class A Common

Within Class A Common, RSG has 693,876 units issued and outstanding as of December 31, 2020. Of the total outstanding units, 692,523 have call redemption features.

For Class A Common Units purchased by investors in 2012 and 2014 (the “2012 and 2014 F&F Units”), the Company may call up to 25% of the aggregate amount of 2012 and 2014 F&F Units originally issued to each unitholder each year for three years beginning on December 21, 2019, and in the fourth year has the right to call 100% of each unitholder’s Common Units. In 2019, the Board approved a resolution to call 2012 and 2014 F&F Units from certain investors who held, in the aggregate, 12,431 2012 and 2014 F&F Units. Of that aggregate number, 3,108 of these 2012 and 2014 F&F Units were called in 2020 totaling $13,557.

1,112 Class A Common Units totaling $4,904 were repurchased by the Company and settled in cash as of December 31, 2020. An additional 55 Class A Common Units totaling $303 were repurchased by the Company and used to settle outstanding forgivable loans as of December 31, 2020. As of December 31, 2020, and 2019, 625,425 and 577,057 vested Class A common units were outstanding, respectively.

As discussed in Note 4, Merger and Acquisition Activity, on December 31, 2020, RSG issued 18,412 Class A Common units to the former owner of ARL as a form of consideration for control of ARL.On September 1, 2020,

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

RSG issued 1,642 Class A Common units to employees of ARL in exchange for $9,100 in cash. These issuances were deemed not to be consideration for the sale and are accordingly treated as separate transactions and recorded at the value of the proceeds received.

Class B Common

Within Class B Common, RSG has 75,478 units issued and outstanding as of December 31, 2020. All Class B Common Units have call features.

On September 1, 2020, RSG issued 10,124 Class B Common Units to Onex for consideration of $100. On March 19, 2019, RSG issued 13,158 units of Class B Common Units to Onex Investments, LLC at $1.90 per unit for consideration of $25,000.

The following table presents changes in the number of common and preferred units issued and repurchased:

	Common Equity			Preferred Equity
	Class A	Class B	Total	Class B	Total
January 1, 2019	649,696	52,196	701,892	—	—
Contributions	—	13,158	13,158	—	—
Repurchases	(2,020)	—	(2,020)	—	—
Equity issued to the Board of Directors	200	—	200	—	—
Equity issued to employees	7,510	—	7,510	—	—

December 31, 2019	655,386	65,354	720,740	—	—
Contributions	20,055	10,124	30,179	—	—
Forfeitures	(396)	—	(396)	—	—
Equity issued to related party in exchange for extinguishment of subordinated promissory notes	6,902	—	6,902	74,990	74,990
Repurchases	(11,496)	—	(11,496)	—	—
Equity issued to the Board of Directors	175	—	175	—	—
Equity issued to employees	23,250	—	23,250	—	—

December 31, 2020	693,876	75,478	769,354	74,990	74,990

Distributions

In connection with the settlement of common units as discussed in Note 13, Equity-Based Compensation, the Company made $26,000 of partnership distributions to common unitholders on April 15, 2019. The Company made $57,169 and $28,330 of tax distributions to common unitholders in the years ended December 31, 2020 and 2019, respectively. The Company had accrued $23,350 and $9,941 for tax distributions to common unitholders that had been declared but not paid as of December 31, 2020 and December 31, 2019, respectively.

Ryan Specialty Group, LLC and its wholly owned subsidiaries, other than acquired taxable subsidiaries, are included in a single partnership return for United States federal and state income tax purposes and are not subject to United States income tax. Consequently, all taxable income of RSG is reported to its members for inclusion in the respective income tax returns. The Company’s LLC Operating Agreement requires distributions to the unitholders for each quarter in which there is United States taxable income and the unitholder is in a cumulative taxable income position. Taxable income is allocated to the unitholders in accordance with the United States

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Internal Revenue Code and the Company’s LLC Operating Agreement. Subject to approval of the Board of Directors, tax distributions to the unitholders will be made by applying a combined 47.59% United States federal, state, and local tax rate to each unitholder’s cumulative taxable income and will take into account a portion of RSG’s taxable income that will be eligible for a 20% deduction by the unitholder under Section 199A of the Internal Revenue Code.

Taxable income, and the allocation of such taxable income among unitholders, is typically calculated after the date the Company’s Consolidated Financial Statements are issued. Estimates of tax distributions that are accrued for as current Accounts payable and accrued liabilities and as a reduction of preferred and members’ equity may change, materially, as taxable income, and the allocation of such taxable income among unitholders, is finalized.

The Company recognized members’ accumulated advances of $265,787 and $147,424 at December 31, 2020, and 2019, respectively. These balances relate to distributions declared as advances against future common unit distributions to common unitholders.

16.	EMPLOYEE BENEFIT PLANS, PREPAID AND LONG-TERM INCENTIVES

Defined Contribution Plan

The Company offers a defined contribution retirement benefits plan, Ryan Specialty Group Employee Savings Plan (the “Plan”), to all eligible employees, based on a minimum number of service hours in a year. Under the Plan, eligible employees may contribute a percentage of their compensation, subject to certain limitations. Further, the Plan authorizes the Company to make a discretionary matching contribution each year, which has historically equaled 50% of each eligible employee’s contribution. The Company made contributions to the Plan of $8,077, and $5,996 in the years ended December 31, 2020 and 2019, respectively, relating to preceding years’ activity. RSG accrues for Company contributions in Current Accrued compensation within the Consolidated Statements of Financial Position. As of December 31, 2020, RSG accrued for $10,387 of Company contributions which RSG expects to be paid in the first quarter of 2021. As of December 31, 2019, RSG accrued for $8,052 of Company contributions which were paid in the first quarter of 2020.

Deferred Compensation Plan

The Company offers a non-qualified deferred compensation plan to certain senior employees and members of management. Under this plan, amounts deferred remain assets of the Company and are subject to the claims of the Company’s creditors in the event of insolvency. Amounts deferred are not invested in any funds. However, the liability balance is updated to reflect hypothetical interest, earnings, appreciation, losses and depreciation that would be accrued or realized if the deferred compensation amounts had been invested in the applicable benchmark investments. Changes in value on deferred amounts held are recognized within Compensation and benefits in the Consolidated Statements of Income and Current Accrued compensation in the Consolidated Statements of Financial Position. As of December 31, 2020, RSG recognized a liability for employee deferrals, inclusive of changes in the value of deferred amounts held, of $1,507.

Employee Incentives

Employee Retention Incentives

In connection with the acquisition of businesses and recruiting and retaining key talent, in 2020, the Company began issuing retention incentives with a claw back feature to employees. Retention incentives are recognized as

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Prepaid incentives - net within the Consolidated Statements of Financial Position. The long-term incentive expense associated with the forgiveness of the prepaid incentives is recorded as Compensation and benefits within the Consolidated Statements of Income over the service period, which is consistent with the term of the arrangements. The aggregate balance of these retention incentives is $1,692 and the compensation expense is $233 as of December 31, 2020. The average term of these incentives is 3.6 years.

Forgivable Notes

Prior to issuing employee retention incentives, forgivable notes were offered to employees as an incentive, whereby the principal amount of forgivable notes and accrued interest is forgiven by the Company over the term of the notes, so long as the employee continues employment with RSG and complies with certain contractual requirements. These notes are structured as recourse loans and contain non-solicit clauses and have terms that are generally between three and ten years. In the event of an employee’s termination, whether voluntary or involuntary, the employee must repay the unpaid, unforgiven note balance at termination. The Company has a policy of enforcing the provisions of the unforgiven portion of the forgivable note agreements by aggressively pursuing collection through third-party collection agencies and taking legal action.

As of December 31, 2020 and December 31, 2019, the aggregate balance of forgivable notes was $43,349 and $47,971, respectively. This balance is included within Current and Non-current Prepaid incentives - net in the Company’s Consolidated Statements of Financial Position. The amortization expense associated with the forgiveness of the principal amount of the notes and accrued interest is recorded within Compensation and benefits within the Consolidated Statements of Income over the service period, which is consistent with the term of the notes. During the years ended December 31, 2020 and 2019, RSG funded $10,125 and $8,567, respectively, in forgivable notes to employees for future service. Interest income on the forgivable notes for the years ended December 31, 2020 and 2019 was $1,281 and $1,440, respectively. Amortization expense net of interest on the forgivable notes for the years ended December 31, 2020 and December 31, 2019 was $8,617 and $9,681, respectively. As of December 31, 2020, the Company has decided to no longer issue forgivable notes as employee incentives.

RSG also provided an incentive in the form of additional forgivable notes to certain employees if contractual revenue thresholds were achieved as outlined in employee or other incentive agreements. RSG carried a current liability of $3,650 as of December 31, 2019 related to the issuance of new notes due to employee fulfillment of their 2019 performance threshold which was paid in cash in 2020. In 2020, RSG discontinued this retention incentive and settled the remaining obligation. As a result, the Company recorded an expense of $5,323, that was recognized in Compensation and benefits in the Consolidated Statements of Income.

The weighted-average interest rate on outstanding forgivable notes was 2.4% and 2.6% as of December 31, 2020 and 2019, respectively.

The estimated future expense as of December 31, 2020, relating to prepaid incentives currently in force is as follows:

	2021	2022	2023	2024	2025	There- after	Total
Forgivable notes	$8,154	$7,835	$7,436	$6,441	$5,349	$8,134	$43,349
Retention incentives	688	575	392	25	12	—	1,692

Prepaid incentives	$8,842	$8,410	$7,828	$6,466	$5,361	$8,134	$45,041

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Long-term Incentive Compensation Agreements

RSG has entered into certain long-term incentive agreements whereby, at the end of a service period, employees are awarded cash, according to specified formulas following a period, typically associated with an acquisition. RSG recognizes expense within Compensation and benefits in the Consolidated Statements of Income over the service period of these awards based on the estimated expected payout.

RSG recognized compensation expense of $1,789 and $918 related to these awards as of December 31, 2020 and 2019, respectively.

ARL Long-Term Incentive Plans

ARL had established various long-term incentive plans throughout its history to incentivize certain executives, producers and key employees. None of the plans were established in anticipation of the acquisition by RSG and were accounted for under ASC 718 Compensation – Share Compensation by analogy. Each LTIP award contained change in control (“COC”) provisions, which provided that upon a COC event, the aggregate amount payable under the award be calculated and fixed upon close of a COC event, and be payable to participants under the LTIP under predefined post-COC payment schedules, where such participant shall only receive payment provided they remain employed through each payment date. ARL additionally established sales bonuses, implemented by the management of All Risks, as compensation for past services performed in connection with executing the sale. Following the acquisition by RSG, the LTIP awards vest based on the achievement of various service conditions and are cash-settled. Cash settlement, including all cash payments due on close, will be made by RSG.

The total value of the sales bonuses and LTIP awards at the acquisition date was $24,298 and $303,721, respectively. The portion allocated to the pre-combination service period and accounted for as consideration transferred was $257,603 inclusive of sales bonuses. Of the expense related to post-combination services after forfeitures, $11,275 was expensed in 2020 with the remaining expense of $58,164 to be recognized over a 1.4 year weighted-average period. The liability for these awards is recognized in Current and Non-current Accrued compensation in the Consolidated Statements of Financial Position and expense is recognized in Compensation and Benefits in the Consolidated Statements of Income and ratably over the remaining service period of the participants while employed at RSG.

17.	FAIR VALUE MEASUREMENTS

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1. Observable inputs such as quoted prices for identical assets in active markets;

Level 2. Inputs other than quoted prices for identical assets in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions.

The level in the fair value hierarchy within which the fair value measurement is classified as determined based on the lowest level of input that is significant to the fair value measure in its entirety.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

The carrying amount of financial assets and liabilities reported in the Consolidated Statements of Financial Position for Cash and cash equivalents, Commissions and fees receivable - net, Other current assets, and Accounts payable and accrued liabilities, at December 31, 2020 and 2019, approximate fair value because of the short-term duration of these instruments.

Derivative Instruments

The fair value of the interest rate swap derivative is estimated using the movement in the current forward LIBOR curve. The Company recognizes the change in fair value in Other non-operating income within the Consolidated Statements of Income. The Company considers an interest rate swap a Level 2 asset.

The fair value of the combined embedded derivatives on the redeemable preferred units is based on the likelihood of a mandatorily redeemable triggering event, a Realization Event as defined by the Onex Purchase Agreement, and the present value of any remaining unpaid dividends between the reporting period and the fifth anniversary of the issuance date, which is a Level 3 fair value measurement. In determining the fair value, the Company will first estimate the likelihood of a Realization Event based on discussions with management. The Company then estimated the present value of any remaining dividends using a 12.2% discount rate derived from a review of comparable issuances and benchmarking. The present value of the remaining dividends was then combined with the estimated likelihood of a Realization Event to arrive at the estimated fair value. Changes in the timing and likelihood of a Realization Event and/or the discount rates used would result in a change in the fair value of recorded embedded derivative obligations. The fair value of the make-whole provisions as of December 31, 2020 was $30,423.

Contingent Consideration

Any contingent consideration arising upon a business combination is initially recorded as a component of the total consideration of that business combination at fair value with an offsetting liability in the opening balance sheet under Other Non-current liabilities in the Statements of Financial Position.

The fair value of these contingent consideration obligations is based on the present value of the future expected payments to be made to the sellers of the acquired entities in accordance with the provisions outlined in the respective purchase agreements, which is a Level 3 fair value measurement. In determining fair value, the Company estimates cash payments based on management’s financial projections of the performance of each acquired business relative to the formula specified by each purchase agreement. RSG utilizes Monte Carlo simulations to evaluate financial projections of each acquired business. The Monte Carlo models consider forecasted EBITDA and market risk adjusted EBITDA which are then run through a series of simulations. The risk-free rates and expected volatility used in the models range from 0.9% to 0.11% and 35% to 45%, respectively. The Company then discounts the expected payments created by the Monte Carlo model to present value using a risk-adjusted rate that takes into consideration the market-based rates of return that reflect the ability of the acquired entity to achieve its targets. These discount rates generally range from 11.3% to 12.1% for the acquisitions.

Each period, RSG will revalue the contingent consideration obligations associated with certain prior acquisitions to their fair value and record subsequent changes to the fair value of these estimated obligations in Change in contingent consideration within Operating income when incurred.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Changes in contingent consideration result from changes in the assumptions regarding probabilities of successful achievement of related EBITDA and percentage milestones, the estimated timing in which milestones are achieved, and the discount rate used to estimate the fair value of the liability. Contingent consideration may change significantly as the Company’s revenue growth rate and EBITDA estimates evolved and additional data is obtained, impacting the Company’s assumptions. The use of different assumptions and judgements could result in a materially different estimate of fair value which may have a material impact on the results from operations and financial position.

As of December 31, 2020 and 2019, the fair value of contingent consideration was $5,530 and $1,244, respectively, recorded in Current accounts payable and accrued liabilities and $16,566 and $23,672, respectively, is recorded in Other non-current liabilities in the Statement of Financial Position.

Liabilities for which only Fair Value is Disclosed

Units Subject to Mandatory Redemption

Units subject to mandatory redemption are initially recorded at fair value on the acquisition date using an implicit rate of 9.8%, which is a Level 3 measurement. The Company recognizes accretion of the discount using the implicit rate each reporting period within Interest expense in the Consolidated Statements of Income. Refer to Note 11, Debt.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and December 31, 2019.

	As of December 31,
	2020			2019
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
Debt (1)	$1,648,977	$—	$—	$—	$—	$569,336
Contingent purchase consideration (2)	—	—	22,096	—	—	24,916
Interest rate swap (3)	—	—	—	—	238	—
Make-whole provision on Class B preferred units (4)	—	—	30,423	—	—	891

Total liabilities measured at fair value	$1,648,977	$—	$52,519	$—	$238	$595,143

(1)	See Note 11, Debt
(2)

Contingent purchase considerations are listed in Accounts payable and accrued liabilities and Other non-current liabilities in the Statement of Financial Position and in Change in contingent consideration in the Statements of Income

(3)	Interest rate swaps are listed as Accounts payable and accrued liabilities in the Statements of Financial Position and in Other non-operating (loss) income in the Statement of Income
(4)	Make-Whole Provisions are listed as Accounts payable and accrued liabilities in the Statements of Financial Position and in Other non-operating (loss) income in the Statement of Income

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Units subject to mandatory redemption were assumed as part of the acquisition of Ryan Re. Refer to Note 11, Debt.

The fair value of debt transferred hierarchies from Level 3 in 2019 to Level 1 in 2020 due to the Company’s ability to obtain a quoted price in an active market for the 2020 credit facility. There were no other assets or liabilities that were transferred between fair value hierarchy levels during the years ended December 31, 2020 and December 31, 2019.

The following is a reconciliation of the beginning and ending balances for the Level 3 liabilities measured at fair value:

As of	December 31, 2020			December 31, 2019
	Make-Whole provision on class B units	Contingent consideration	Total	Make-Whole provision on class B units	Contingent consideration	Total
Opening balance	$891	$24,916	$25,807	$891	$21,322	$22,213
Total gains/losses for the period	—	—	—	—	—	—
Included in earnings	29,532	(2,820)	26,712	—	3,594	3,594

Ending balance	$30,423	$22,096	$52,519	$891	$24,916	$25,807

During 2020 and 2019 there were no purchases, issues, sales or transfers related to fair value measurements. The Company settled contingent consideration of $1,265 as of December 31, 2020. Additionally, no unrealized gains or losses were recorded in the Consolidated Statements of Comprehensive Income for liabilities held during the period.

18.	COMMITMENTS AND CONTINGENCIES

Legal – E&O and Other Considerations

Errors and Omissions (“E&O”)

As an excess and surplus lines and admitted markets broker, RSG has potential E&O risk if the carrier denies coverage. As a result, RSG actively seeks to resolve matters to limit the economic exposure early in the process through a commercial accommodation with the agent and/or the carrier.

RSG purchases insurance to provide protection from E&O claims that may arise during the ordinary course of business. Since June 1, 2019, RSG’s E&O insurance provides aggregate coverage for E&O losses up to $100,000 in excess of their retained amount of $2,500 per claim. RSG has historically maintained self-insurance reserves for the Company’s portion of the E&O exposure that is not insured. RSG periodically determines a range of possible reserve levels using the best available information that rely heavily on projecting historical claim data into the future.

RSG’s reserve for these and other E&O claims and business accommodations in the Consolidated Statements of Financial Position is above the lower end of the most recently determined range. Reserves of $1,549 and $918 were held for outstanding matters as of December 31, 2020, and 2019, respectively. Relatedly, RSG recognized $2,701 and $734 in General and administrative expense for the years ended December 31, 2020 and 2019, respectively. The historical claim and commercial accommodation data used to project the current reserve levels

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

may not be indicative of future claim activity. Thus, the reserve levels, which may be based on corresponding actuarial ranges, could change in the future as more information becomes known, which could materially impact the amounts reported and disclosed herein.

19.	RELATED PARTIES

RSG is predominantly owned directly or indirectly by its CEO and Chairman Patrick G. Ryan or his family trusts through the investments described in Note 15, Equity.

Ryan Specialty Group Risk

RSG has an arrangement to provide administrative services to Ryan Specialty Group Risk, LLC (“RSGR”), an entity wholly owned directly or indirectly by Patrick G. Ryan, which participated in the underwriting profits of certain Lloyd’s syndicates. RSG is reimbursed for these administrative services. Reimbursements for services provided in the years ended December 31, 2020 and 2019, were immaterial.

Ryan Specialty Group Risk Innovators

On June 28, 2018, RSG entered into a services agreement with Ryan Specialty Group Risk Innovators, LLC (“RSGRI”), a new subsidiary of RSGR. It was established to incubate new opportunities providing insurance and reinsurance services to brokers and carriers. According to the terms of the agreement, RSG provides both administrative services to, as well disburses payments for costs directly incurred by, RSGRI. These direct costs include compensation expenses incurred by employees of RSGRI (“business employees”). RSG earns a markup on administrative services performed for and on behalf of RSGRI but not on payments related to business employees. Reimbursable expenses due from RSGRI, inclusive of direct costs, administrative services performed by RSG and the related markup on the administrative services, were $0 and $6,077 as of December 31, 2020 and December 31, 2019, respectively.

JEM Underwriting Managers, LLC

JEM, previously a wholly owned subsidiary of RSGRI, was designed in 2018 to incubate a new property insurance initiative. On January 1, 2020, RSG acquired the assets and liabilities of JEM as discussed in Note 4, Mergers and Acquisitions. Total consideration transferred was $3,986, net of cash acquired.

Ryan Re and Geneva Re

Ryan Re

Ryan Re, previously a wholly owned subsidiary of RSGRI, was designed in 2018 to incubate a new reinsurance underwriting service offering. On June 13, 2019, Ryan Re was ultimately contributed to Geneva Ryan Holdings (“GRH”). GRH was formed as an investment holding company designed to aggregate investment funds of Patrick G. Ryan, and other affiliated investors. One investor is a unitholder and an officer of RSG, and another is both a unitholder and employee of RSG. RSG does not consolidate GRH as RSG does not have a direct investment in or variable interest in this entity.

On June 13, 2019, RSG acquired a controlling interest of 47% of the common units in Ryan Re from GRH with a $1 par value for $4.70 and was appointed the Managing Member of Ryan Re. GRH retains a 53% interest in this

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

entity. As Ryan Re is under common control with the Company, RSG recognizes the assets and liabilities in Ryan Re upon initial consolidation at historical cost, inclusive of an accumulated deficit.

Ryan Investment Holdings

RIH was formed as an investment holding company designed to aggregate the funds of RSG and GRH. As discussed in Note 9, Equity Method Investment, RSG holds a 47% interest in RIH. GRH holds a 53% interest in RIH. RIH has a 50% non-controlling interest Geneva Re Partners, LLC (“GRP”). GRP wholly owns Geneva Re, Ltd, a Bermuda-regulated reinsurance company.

Geneva Re

As discussed above, Geneva Re is a wholly owned subsidiary of GRP. GRP was formed as a joint venture between Nationwide Mutual Insurance Company (“Nationwide”) and RIH, with each retaining a 50% ownership interest in GRP in exchange for $50,000 initial cash investment from each. The Company, through its investment in RIH and in connection with the GRP Subscription Agreement, has an agreement that outlines the terms of the Company’s investment in RIH, as well as the commitment of RIH’s unit holders to invest funds into GRP at the request of the GRP board, for a total investment of $47,000. On March 5, 2020, RSG contributed $23,500 of capital in satisfaction of the remaining capital commitment to Geneva Re.

In accordance with the Master Transaction Agreement, (“MTA”), Geneva Re is obligated to reimburse RSG for any transaction expenses incurred by RSG in connection with the formation of Geneva Re. RSG had $418 and $2,633 due from GenevaRe as of December 31, 2020 and 2019, respectively.

At the formation of RIH, Patrick G. Ryan and Diane M. Aigotti, the former CFO and Managing Director of RSG, were designated to represent RSG’s interest on the board of GRP. One of the investors of GRH represents the interests of GRH, while another of its investors is on the Company’s Board of Directors, is Executive Chairman of Geneva Re, and acts in the capacity of Executive Director on the Board of GRP.

Ryan Re Services Agreement with Geneva Re and Nationwide

On June 13, 2019, Ryan Re entered into an underwriting agreement with Nationwide to provide reinsurance underwriting services to Nationwide and its affiliated insurance entities. Simultaneously through the MTA, Ryan Re entered into a services agreement with Geneva Re to provide, among other services, certain underwriting and administrative services to Geneva Re. Ryan Re will receive a service fee equal to 2.5% of gross written premium derived from reinsurance and retrocession business assumed by Geneva Re from Nationwide. Revenue earned from Geneva Re, net of applicable constraints, was $1,993 and immaterial as of December 31, 2020 and December 31, 2019, respectively. Receivables due from Geneva Re on the service agreement, net of applicable constraints, was $2,970 and immaterial as of December 31, 2020 and December 31, 2019, respectively.

Company Leasing of Corporate Jets

In the ordinary course of its business, the Company charters executive jets for business purposes from a third-party service provider called Executive Jet Management (“EJM”). Mr. Ryan indirectly owns aircraft that he leases to EJM for EJM’s charter operations, which include EJM chartering to third parties, for which he receives remuneration from EJM. The Company pays market rates for chartering aircraft through EJM, unless the particular aircraft chartered is Mr. Ryan’s, in which case the Company receives a discount below market rates.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Historically, the Company has usually been able to charter Mr. Ryan’s aircraft and make use of this discount. The Company recognized an expense related to business usage of the aircraft of $686 and $918 for the years ended December 31, 2020 and December 31, 2019, respectively.

20.	INCOME TAXES

RSG is an LLC treated as a partnership for income tax reporting. As such, its members are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. RSG owns several operating subsidiaries which are considered C-Corporations for U.S. federal, state and local income tax purposes. Taxable income or loss from these corporations is not passed through to RSG. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

Except for three acquired legal entities, the United States subsidiaries are included in a single United States partnership federal income tax return. RSG’s international subsidiaries file various tax returns for their taxable entities in their respective jurisdictions. RSG and its subsidiaries are subject to routine examination by tax authorities in various jurisdictions. Tax years 2017 through 2019 are considered open for purposes of federal examination under statutes of limitations. There are no ongoing U.S. federal, state, or foreign tax audits or examinations as of the date of the issuance of these Consolidated Financial Statements.

For financial reporting purposes, income before income taxes includes the following components:

	For the years ended December 31,
	2020	2019
Income before income taxes:
US	$66,087	$55,078
UK	8,408	12,829
Other	4,970	76

Total	$79,465	$67,983

The expense (benefit) for income taxes consists of:

Current:
US	$(5,857)	$(3,143)
UK	(1,562)	(2,366)
Other	(1,358)	(217)

Total current income tax expense	$(8,777)	$(5,726)
Deferred:
US	$269	$255
UK	(388)	545
Other	(56)	—

Total deferred income tax benefit	(175)	800

Total income tax expense	$(8,952)	$(4,926)

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

Reconciliation between the Effective Tax Rate (“ETR”) on income and the statutory tax rate is as follows:

	For the years ended December 31
	2020	2019
Income tax expense at federal statutory rate	$(16,688)	$(14,276)
Income attributable to noncontrolling interests and nontaxable income	13,861	11,546
State income taxes, net of federal benefit	(3,600)	(2,646)
Liquidation of C-Corporation Subsidiary	(2,309)	—
Other	(216)	450

Income tax expense at effective tax rate	$(8,952)	$(4,926)

The comparison of their effective tax rate to the U.S. statutory tax rate of 21% was primarily influenced by the fact that the Company is not liable for income taxes on the portion of RSG’s earnings.

The components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$297	$894
Depreciation of property and equipment	1	2

Gross deferred tax assets	$298	$896
Valuation allowance for deferred tax assets	(297)	(407)

Net deferred tax assets	$1	$489

Deferred tax liabilities:
Non-deductible amortizable intangible assets	(168)	(685)
Other accrued items	(410)	(178)

Gross deferred tax liabilities	$(578)	$(863)

Net deferred tax liability	$(577)	$(374)

Gross deferred tax liabilities

RSG expects the historically favorable trend in earnings before income taxes for their foreign subsidiaries to continue in the foreseeable future. As such, RSG expects to fully utilize the pre-2017 foreign net operating losses. A valuation allowance is recorded against certain foreign net operating losses that may not be utilized in the future. Valuation allowances decreased by $110 as of December 31, 2020 when compared to December 31, 2019. The change is primarily attributable to the release of the valuation allowance related to U.S. net operating losses for one of the U.S. subsidiaries. RSG has not recorded any uncertain tax positions as of December 31, 2020 or 2019.

As of December 31, 2020, the Company had no U.S. net operating losses and $297 in U.K. net operating losses, all of which have an indefinite life.

RYAN SPECIALTY GROUP, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All balances presented in thousands

The Company has assessed the realizability of the net deferred tax assets and in that analysis has considered the relevant positive and negative evidence available to determine whether it is more likely than not that some portion or all of the deferred taxes will be realized. As of December 31, 2020, the Company has recorded a full valuation allowance against the U.K. indefinite lived stranded net operating losses in the amount of $297. The valuation allowance will be maintained until there is sufficient evidence to support the reversal of all or some portion of this allowance.

The Company recognizes interest and penalties related to uncertain income tax positions in tax expense. However, the Company does not have any uncertain tax positions or events leading to uncertainty in a tax position and no interest and penalties have been recorded.

21.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued and has concluded that no subsequent events have occurred that require disclosure.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of Ryan Specialty Group, LLC

We have audited the accompanying consolidated financial statements of All Risks, LTD. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of August 31, 2020 and December 31, 2019, and the related consolidated statements of income, shareholders’ equity, and cash flows for the eight months ended August 31, 2020 and the year ended December 31, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of All Risks, LTD. and its subsidiaries as of August 31, 2020 and December 31, 2019, and the results of their operations and their cash flows for the eight months ended August 31, 2020 and the year ended December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 15, 2021

ALL RISKS, LTD.

CONSOLIDATED STATEMENTS OF INCOME

All balances presented in thousands

	For the Period from January 1, 2020 to August 31, 2020	For the Year Ended December 31, 2019
REVENUE
Net commissions and fees	$168,953	$220,460
Fiduciary investment income	496	2,138
Other income	46	204

Total revenue	$169,495	$222,802

EXPENSES
Compensation and benefits	110,713	145,446
General and administrative	20,672	31,466
Amortization	638	952
Depreciation	493	668

Total operating expenses	$132,516	$178,532

OPERATING INCOME	$36,979	$44,270

Interest expense	(18)	(28)
Other non-operating income (expense)	13	(14)

INCOME BEFORE INCOME TAXES	$36,974	$44,228
Income tax expense	—	—

NET INCOME	$36,974	$44,228

Refer to notes to the Consolidated Financial Statements.

ALL RISKS, LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

All balances presented in thousands

	As of,
	August 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$40,825	$43,898
Commissions and fees receivable (net of allowance for doubtful accounts of $140 and $158)	27,537	32,500
Fiduciary assets	223,408	215,958
Other current assets	2,684	14,513

Total current assets	$294,454	$306,869

NON-CURRENT ASSETS
Goodwill	3,537	3,537
Other intangible assets – net	4,634	5,272
Property and equipment – net	4,758	4,131
Other non-current assets	203	203

Total non-current assets	$13,132	$13,143

TOTAL ASSETS	$307,586	$320,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	3,419	3,471
Accrued compensation	37,275	44,336
Fiduciary liabilities	223,408	215,958

Total current liabilities	$264,102	$263,765
NON-CURRENT LIABILITIES
Accrued compensation	41,339	32,782
Other non-current accrued liabilities	885	936

Total non-current liabilities	$42,224	$33,718

TOTAL LIABILITIES	$306,326	$297,483

SHAREHOLDERS’ EQUITY
Common stock (class A), $1 par value, 1,000 shares authorized, 500 shares issued and outstanding	1	1
Common stock (class B), $1 par value, 99,000 shares authorized, 49,500 shares issued and outstanding	50	50
Additional paid-in capital	20,604	20,604
Retained earnings (accumulated deficit)	(19,395)	1,874

Total shareholders’ equity	$1,260	$22,529

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$307,586	$320,012

Refer to the notes to the Consolidated Financial Statements.

ALL RISKS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

All balances presented in thousands

	For the Period from January 1, 2020 to August 31, 2020	For the Year Ended December 31, 2019
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES
Net income	$36,974	$44,228
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	1,131	1,620
Prepaid and deferred compensation expense	9,376	11,878
Change in:
Commissions and fees receivable - net	4,963	(5,406)
Other current assets and accrued liabilities	11,777	815
Other non-current assets and accrued liabilities	(51)	(31)
Accrued compensation	(7,880)	10,320

Total cash flows from operating activities	$56,290	$63,424
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES
Capital expenditures	(1,120)	(1,294)

Total cash flows used for investing activities	$(1,120)	$(1,294)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES
Contributions of shareholders’ equity	—	200
Cash distributions to shareholders	(58,243)	(47,779)

Total cash flows used for financing activities	$(58,243)	$(47,579)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(3,073)	$14,551
CASH AND CASH EQUIVALENTS - Beginning balance	$43,898	$29,347
CASH AND CASH EQUIVALENTS - Ending balance	$40,825	$43,898

Supplemental cash flow information:
Income taxes paid	$—	$—

Refer to the notes to the Consolidated Financial Statements.

ALL RISKS, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

All balances presented in thousands

Shareholders’ Equity
Balance at December 31, 2018	$23,143
Adoption of new accounting guidance - ASC 606	2,737

Balance at January 1, 2019	$25,880
Net income	44,228
Additional capital contributions	200
Distributions declared	(47,779)

Balance at December 31, 2019	$22,529
Net income	36,974
Distributions declared	(58,243)

Balance at August 31, 2020	$1,260

Refer to the notes to the Consolidated Financial Statements.

ALL RISKS, LTD.

OTHER INFORMATION

All balances presented in thousands, except for shares data

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations

All Risks, LTD., and its subsidiaries, collectively, “ARL” or “the Company”, provide insurance brokerage, distribution, and underwriting services to a wide variety of personal, commercial, industrial, institutional, and governmental organizations.

All Risks, LLC, a wholly owned subsidiary, was subsequently formed for the same purpose and is consolidated in these financial statements. The Company has offices in Maryland, Pennsylvania, Virginia, Arizona, Florida, Georgia, North Carolina, New York, Illinois, New Jersey, Washington, California, Texas, Colorado, Indiana, Louisiana, Minnesota and Nebraska.

Basis of Presentation

The accompanying Consolidated Financial Statements and Notes thereto have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Consolidated Financial Statements include the Company’s accounts and those of all controlled subsidiaries.

Intercompany accounts and transactions have been eliminated. The Consolidated Financial Statements include all normal recurring adjustments necessary to present fairly the Company’s consolidated financial position, results of operations, and cash flows for all periods presented.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of ARL and those entities in which the Company has a controlling financial interest. To determine if ARL holds a controlling financial interest in an entity in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”), the Company first evaluates if it is required to apply the variable interest entity (“VIE”) model to the entity, otherwise, the entity is evaluated under the voting interest model. In situations where a less than 50%-owned investment has been determined to be a VIE and the Company is deemed to be the primary beneficiary in accordance with the variable interest model of consolidation, ARL consolidates the results into the Consolidated Financial Statements.

Independent Claim Services, LLC (“ICS”) is a related party VIE under common control with the Company. While ARL has less than 50% direct equity ownership, the Company has both the power and the obligation to absorb losses or the right to receive benefits from ICS and therefore has been consolidated in these Consolidated Financial Statements.

Use of Estimates

The preparation of the Consolidated Financial Statements and Notes thereto that conform to U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and in the Notes thereto. Such estimates and assumptions could change in the future as circumstances change or more information becomes available, which could affect the amounts reported and disclosed herein.

Subsequent Events

The Company follows the guidance in ASC 855, Subsequent events for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements are available to be issued.

ALL RISKS, LTD.

OTHER INFORMATION

All balances presented in thousands, except for shares data

Impact of COVID-19

In March 2020, the World Health Organization declared a global pandemic related to the outbreak of a respiratory illness caused by the coronavirus, COVID-19. Related impacts and disruptions continue to be experienced in the geographical areas in which the Company operates, and the ultimate duration and intensity of this global health emergency is unclear. There is significant uncertainty related to theeconomic outcomes from this global pandemic, including the response of the federal, state and local governments as well as regulators. There has been no material impact on the Company’s operations, cash flows, and financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company generates revenues primarily through commissions and fees from customers, as well as compensation from insurance companies for services provided to them. Additionally, the Company elected to exclude from the measurement of the transaction price surplus lines taxes, as these are assessed by a governmental authority that are both imposed on and concurrent with the revenue-producing transactions and collected by ARL from customers.

The Company incurs both costs to fulfill a contract, principally in pre-placement activities, and costs to obtain a contract, principally through certain sales commissions paid to employees. For situations in which the renewal period is one year or less and renewal costs are commensurate with commissions from the initial contract, the Company applies a practical expedient and recognizes the costs of obtaining a contract as an expense when incurred.

Net commissions and fees

This revenue is primarily based on a percentage of premiums or fees received for an agreed-upon level of service. The Company’s customers for this revenue are the agents of the insured. The net commissions and fees are recognized at a point in time when control of the policy transfers to the customer, on the later of the policy effective date of the associated policies, or the date ARL receives a request to bind coverage from the customer. Most insurance premiums are subject to cancellations; therefore, commission revenue is considered to have variable consideration at the contract effective date and is recognized net of a constraint for estimated policy cancellations.

Any endorsement made to the contract is treated as a new contract, with revenue recognized on the later of the endorsement effective date, or the date the Company receives a request to bind coverage from the customer.

Supplemental and contingent commissions

Supplemental and contingent revenues are additional revenues paid to ARL based on the volume and/or underwriting profitability on the eligible insurance contracts placed. The Company’s performance obligation is satisfied over time through the placement of eligible or profitable policies. ARL defines customer as the carrier, for this revenue stream, as the carrier is the one who ultimately will pay the Company additional revenues once certain performance obligations are reached. Because of the limited visibility into the satisfaction of performance indicators outlined in the contracts, ARL constrains contingent revenues until such time that the carrier provides explicit confirmation of amounts owed to the Company to avoid a significant reversal of revenue in a future period. The uncertainty regarding the ultimate transaction price for contingent commissions is principally the profitability of the underlying insurance policies placed as determined by the loss ratios maintained by the carriers.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

Commissions and Fees Receivable

ARL records a receivable once the performance obligation is satisfied. In some instances, ARL will advance premiums on behalf of the clients or claims payments and refunds to clients on behalf of underwriters. These amounts are also reflected within Commissions and fees receivable – net on the Consolidated Statements of Financial Position.

The Company’s receivables are shown net of allowance for doubtful accounts which are estimated based on a combination of factors, including evaluation of historical write-offs, current economic conditions, aging of balances, and other qualitative and quantitative analyses. During 2020, COVID did not cause any incremental write offs of receivables that ARL would have had with the ordinary course of business.

Contract assets, which arise from the Company’s volume-based commissions, are included within Commissions and fees receivable – net. These relate to the unbilled amounts of services for which the Company recognizes revenue over time. Conversely, if the measure of the remaining performance obligations exceeds the measure of the remaining rights, the Company will record a contract liability.

Cash and Cash Equivalents

In addition to demand deposits, short-term investments consisting principally of money market demand accounts having original maturities of 90 days or less are considered cash equivalents.

Fiduciary Assets, Fiduciary Liabilities, and Related Income

In the Company’s role as an insurance intermediary, ARL collects and remits amounts between insurance agents and brokers and insurance underwriters. ARL recognizes amounts held and due to the Company as Fiduciary assets, and premiums and claims payable are included in Fiduciary liabilities in the Consolidated Statements of Financial Position. ARL does not have any rights or obligations in connection with these amounts with the exception of segregating these amounts from the operating accounts and liabilities.

Unremitted insurance premiums are held in a fiduciary capacity until disbursement. ARL invests these funds in cash and U.S. Treasury fund accounts. Interest income is earned on the unremitted funds, which is included in Fiduciary investment income in the Consolidated Statements of Income. Interest earned on fiduciary funds held is not in scope of ASC 606, Revenue from contracts with customers (“ASC 606”).

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the net assets acquired in the acquisition of a business. The Company recognizes goodwill as the amount of consideration transferred which cannot be assigned to other tangible or intangible assets and liabilities.

The Company reviews goodwill for impairment at least annually, and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. The Company typically performs goodwill impairment review at December 31, however, due to the acquisition by Ryan Specialty Group, LLC (“RSG”) on September 1, 2020, the Company assessed if there are indicators for impairment as of the financial statement reporting date, August 31, 2020.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

The Company’s review of Goodwill is performed at the reporting unit level. When applicable, the determination of impairment indicators and the fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. Such estimates and assumptions could change in the future as more information becomes available, which could impact the amounts reported and disclosed herein.

Intangible Assets

Intangible assets other than goodwill consist primarily of customer relationships and internally developed software. Customer relationships are amortized ratably over the estimated useful lives, which currently and historically averages ten years, consistent with the realization of the economic benefit. Internally developed software is amortized between five and seven years over the estimated useful lives. The Company has no indefinite-lived intangible assets.

Property and Equipment

The Company carries property and equipment at cost, less accumulated depreciation, in the accompanying Consolidated Statements of Financial Position.

Depreciation is computed using the straight-line method over the useful life, which are generally as follows:

Asset Description	Estimated Useful Life
Leasehold improvements	Lesser of lease term or useful life, not to exceed 15 years
Software and IT equipment	3-5 years
Furniture, fixtures and office equipment	5-7 years

Litigation and Contingent Liabilities

The Company is subject to various legal actions related to claims, lawsuits, and proceedings incident to the nature of the business. ARL records liabilities for loss contingencies when it is probable that a liability has been incurred on or before the Consolidated Statements of Financial Position date and the amount of the liability can be reasonably estimated as of the issuance date. The Company does not discount such contingent liabilities. ARL recognizes related legal costs (such as fees and expenses of external counsel and other service providers) as period expenses when incurred. The above-described loss contingencies, if any, are held within Current Accounts payable and accrued liabilities in the Consolidated Statements of Financial Position. Significant management judgment is required to estimate the amounts of such contingent liabilities and the related insurance recoveries. In order to assess the potential liabilities, the Company analyzes litigation exposure based upon available information, including consultation with counsel handling the defense of these matters. As these liabilities are uncertain by nature, the recorded amounts may change due to a variety of factors, including new developments or changes in the approach, such as changing the settlement strategy as applicable to a matter. ASC 350, Intangibles – Goodwill and other (“ASC 350”), precludes recognizing the fair value of indemnifications and associated litigation in purchase or divestiture accounting; accordingly, ARL assesses the financial statement exposure using ASC 450, Contingencies (“ASC 450”) and record liabilities associated with litigation when it becomes probable and reasonably estimable.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

Defined Contribution Plan

The Company recognizes expense for the estimated ARL profit sharing and matching contributions to defined contribution plans in the year where requisite employee service is performed. Contributions are typically made periodically throughout the year and in the first month of the following year for amounts accrued for as of year-end. Liabilities for estimated contributions are recognized as Accrued compensation within the Consolidated Statements of Financial Position.

Long-Term Incentive Plan

The Company has granted long-term incentive plans (“LTI Plans”) to select employees as an incentive to promote Company growth. LTI Plans are cash settled and subject to different vesting requirements and defined payment schedules post vesting.

The Company accounts for its LTI Plans in accordance with ASC 710, Compensation – General (“ASC 710”), and recognizes the cost of future benefits as a liability in the Company’s Consolidated Statements of Financial Positions. LTI Plan liabilities are accrued in a systematic and rational manner over the period of service in which benefits are earned, such that the amount accrued on full eligibility date, equals the then present value of future benefits expected to be paid. Please see Note 5, Long-Term Incentive Plans for further discussion of the accounting for the LTI Plans.

Income Taxes

The Company, with shareholders’ consent, has elected to be taxed as an “S Corporation” under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company’s net income or loss is reported on the individual tax return of the shareholder of the Company. Therefore, no provision or liability for income taxes is reflected in the Consolidated Financial Statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns since 2018 are open to examination. Management has evaluated its tax positions and has concluded that there are no uncertain tax positions that could require adjustment or disclosure in the Consolidated Financial Statements to comply with provisions set forth in ASC 740, Income Taxes (“ASC 740”).

Shareholders’ Equity

The Company consists of two classes of common stock (Class A and Class B). Class A common stock consists of voting rights and Class B consists of non-voting stock.

New Accounting Pronouncements Recently Adopted

In May 2014, the FASB issued ASC 606, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP (“ASC 605”). Please see Note 3, Revenue from Contracts with Customers.

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-15, Intangibles – Goodwill and Other - Internal Use Software (“Subtopic 350-40”). The amendments in this update align the requirements in capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for the Company beginning after December 15, 2019. The Company adopted the new guidance on January 1, 2020 with no material impact to the Consolidated Financial Statements or disclosures.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

In December 2019, the FASB issued ASU 2019-12 Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The new guidance is effective for the Company for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted the new guidance during 2020 with no material impact to the Consolidated Financial Statements or disclosures.

Recent Accounting Pronouncements Issued by Not Yet Adopted

In March 2019, the FASB issued ASU 2019-01, Leases – Codification Improvements (“ASC 842”). The objective of ASC 842 is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. From the lessee’s perspective, the new standard requires a lessee to record a lease asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the income statement for a lessee. The updated standard is effective for the Company for annual reporting periods beginning after December 15, 2021 and interim reporting periods in annual reporting periods beginning after December 15, 2022. Entities are permitted to adopt the guidance using a modified retrospective approach in which an entity may elect to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Under this approach, prior periods will not be restated and an entity’s reporting for the comparative periods prior to adoption presented in the financial statements would continue to be in accordance with current lease guidance. Upon adoption, ARL expects to record a right of use asset and a corresponding lease liability for operating leases where the Company is the lessee. The potential impact on the Consolidated Financial Statements is largely based on the present value of future minimum lease payments, the amount of which will depend upon the population of leases in effect at the date of adoption. Future minimum lease payments are disclosed in Note 9, Commitments and Contingencies. ARL does not expect material changes to the recognition of operating lease expense in the Consolidated Statements of Income.

In June 2016, the FASB completed its Financial Instruments – Credit Losses project by issuing ASU 2016-03, Financial Instruments – Credit Losses (“ASC 326”). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The new guidance is effective for the Company for fiscal years beginning after December 15, 2020. ARL is currently in the process of evaluating the new guidance to determine the impact it may have on the Consolidated Financial Statements.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the FASB issued ASC 606, which supersedes nearly all existing revenue recognition guidance under ASC 605. The core principle of ASC 606 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. Two methods of transition were permitted upon adoption: full retrospective and modified retrospective. The Company elected to apply the modified retrospective adoption approach only to contracts that were not completed as of January 1, 2019. Under this approach, prior periods were not restated.

The following summarizes the significant revenue recognition changes to the Company as a result of the adoption of ASC 606 on January 1, 2019.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

The Company previously recognized revenue at a point in time based on the transfer of value to customers or as the consideration became determinable. Under ASC 606, the revenue related to brokerage and underwriting services is recognized on the later of the effective date of the associated policies or when ARL receives a request to bind, when control of the policy transfers to the customer, net of any applicable constraints for uncertainty regarding the ultimate transaction price. Policies invoiced as direct bill were previously recognized on a cash basis due to the underlying uncertainty regarding the final premium amounts invoiced for these policies. Under ASC 606, ARL now estimates the transaction price to which the Company will be entitled using historical data and recognize this amount at the effective date of the policy. ARL recognizes these amounts net of a constraint for the uncertainty regarding the final transaction price to which the Company will be entitled. Similarly, due to uncertainty around the timing and amount of revenues from supplemental and contingent commissions, ARL previously recognized these amounts principally on a cash basis under ASC 605. Under ASC 606, ARL estimates and accrue these amounts as the underlying contracts are placed net of a constraint for the uncertainty around the timing and amount of the consideration owed to the Company. The uncertainty regarding the ultimate transaction price for supplemental commissions is typically minimum volume threshold targets that the Company must achieve within an annual period to be entitled to additional consideration. The uncertainty regarding the ultimate transaction price for contingent commissions is principally the profitability of the underlying insurance policies placed as determined by the loss ratios maintained by the carriers. As a result, revenue from brokerage and underwriting services is typically recognized in earlier periods under ASC 606 in comparison to ASC 605, changing the timing and amount of revenue recognized for interim periods.

ASC 340-40, Other Assets and Deferred Costs - Contracts with Customers (“ASC 340-40”), provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ARL incurs both costs to fulfill a contract, principally in pre-placement activities, and costs to obtain a contract, principally through certain sales commissions paid to the employees. Costs to fulfill that are eligible for deferment are not material. For situations in which the renewal period is one year or less and renewal costs are commensurate with the initial contract, the Company applies a practical expedient and recognizes the costs of obtaining a contract as an expense when incurred.

As a result of applying the modified retrospective method to adopt ASC 606, the following adjustments were made to the Consolidated Statement of Financial Position as of January 1, 2019:

	December 31, 2018		January 1, 2019
	Balances without adoption of ASC 606	Adjustments	As Adjusted
Assets
Commissions and fees receivable – net	$23,675	$3,416	$27,091
Liabilities
Accounts payable and accrued liabilities	$3,761	$36	$3,797
Accrued compensation	32,356	643	32,999
Equity
Total shareholders’ equity	$23,143	$2,737	$25,880

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OTHER INFORMATION

All balances presented in thousands, except for shares data

The following tables summarize the impacts of adopting ASC 606 on the Company’s Consolidated Statement of Income, Financial Position, and Cash Flows for the year ended December 31, 2019.

Consolidated Statements of Income	For the Year Ended December 31, 2019
	As Reported	Adjustments	Balances without adoption of ASC 606
Revenue
Total revenue	$222,802	$(1,420)	$221,382
Expenses
Compensation and benefits	$145,446	$(5)	$145,441

Net income increased $1,415 for the year ended December 31, 2019 as a result of the adoption of ASC 606.

Consolidated Statements of Financial Position	As of December 31, 2019
	As Reported	Adjustments	Balances without adoption of ASC 606
Assets
Commissions and fees receivable – net	$32,500	$(1,420)	$31,080
Liabilities
Accrued compensation	$44,336	$(5)	$44,331
Equity
Total shareholders’ equity	$22,529	$(1,415)	$21,114

Consolidated Statements of Cash Flows	For the Year Ended December 31, 2019
	As Reported	Adjustments	Balances without adoption of ASC 606
Cash flows from operating activities
Net income	$44,228	$1,415	$45,643
Change in commissions and fees receivable – net	(5,406)	(1,420)	(6,826)
Change in other current assets and liabilities	815	5	820

The adoption of ASC 606 had no impact on total cash flows from operating activities.

Additionally, the Company’s revenue includes $166,548 and $2,405 net commissions and fees and supplemental and contingent commissions, respectively, for the period from January 1, 2020 to August 31, 2020, and $215,816 and $4,644 net commissions and fees and supplemental and contingent commissions, respectively, for the year ended December 31, 2019.

The contract asset balance as of August 31, 2020 and December 31, 2019 was $830 and $1,737, respectively. The change in contract assets is primarily related to new contracts and premium growth with the Company’s existing carrier trading partners in which ARL has a volume-based commission agreement. The costs to fulfill contracts are immaterial for the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

4. FIDUCIARY ASSETS AND LIABILITIES

The Company recognizes fiduciary amounts due to others as Fiduciary liabilities and fiduciary amounts collectible and held on behalf of others, including insurance policyholders, clients, other insurance intermediaries, and insurance carriers, as Fiduciary assets in ARL’s Consolidated Statements of Financial Position. Cash and cash equivalents held in excess of the amount required to meet fiduciary obligations are recognized as Cash and cash equivalents in the Consolidated Statements of Financial Position. The excess amounts are held with all other fiduciary assets in fiduciary bank accounts and segregated from operating bank accounts. ARL held or was owed fiduciary funds for premiums and claims of $223,408 and $215,958 at August 31, 2020 and December 31, 2019, respectively.

5. OTHER INTANGIBLE ASSETS

Intangible assets other than goodwill held as of August 31, 2020 and December 31, 2019, were as follows:

	Customer relationships	Internally developed software	Total
Balance as of January 1, 2019	$1,498	$4,592	$6,090
Acquisitions	—	134	134
Capital expenditures	—	—	—
Amortization	(249)	(703)	(952)

Balance as of January 1, 2020	$1,249	$4,023	$5,272
Acquisitions	—	—	—
Capital expenditures	—	—	—
Amortization	(166)	(472)	(638)

Balance as of August 31, 2020	$1,083	$3,551	$4,634

The changes in the net carrying amount of finite-lived intangible assets are shown in the table below.

	As of,
	August 31, 2020			December 31, 2019
	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships	$4,740	$(3,657)	$1,083	$4,740	$(3,491)	$1,249
Internally developed software	7,086	(3,535)	3,551	7,086	(3,063)	4,023

Total	$11,826	$(7,192)	$4,634	$11,826	$(6,554)	$5,272

In accordance with the goodwill policy as stated in Note 2, Summary of Significant Accounting Policies, ARL has evaluated the goodwill and other intangible assets, and as of August 31, 2020, ARL has not recognized any impairment of goodwill and other intangible assets.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

The estimated future amortization for finite-lived intangible assets as of August 31, 2020, is as follows:

	2020*	2021	2022	2023	2024	There- after	Total
Customer relationships	$83	$223	$214	$197	$143	$223	$1,083
Internally developed software	236	709	600	564	491	951	3,551

Total	$319	$932	$814	$761	$634	$1,174	$4,634

*	Estimated future amortization expected for September 1 through December 31, 2020

6. PROPERTY AND EQUIPMENT

The following table summarizes the major classes of property and equipment net of accumulated depreciation:

	As of,
	August 31, 2020	December 31, 2019
Leasehold improvements	$4,316	$3,477
Software and IT equipment	1,955	1,927
Furniture, fixtures and office equipment	2,321	2,068

Total cost	$8,592	$7,472
Less: accumulated depreciation	(3,834)	(3,341)

Property and equipment – net	$4,758	$4,131

Depreciation expense related to property and equipment was $493 and $668 for the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019, respectively.

Property and equipment additions classified as capital expenditures were $1,120 and $1,160 for the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019, respectively.

7. LONG-TERM INCENTIVE PLANS

Deferred Compensation Plan

The Company has entered into deferred compensation plans (“DC Plans”) with a number of key executives, sales leaders and producers with varying terms. Plan balances are determined uniquely for each individual and may be determined with reference to average team production over defined thresholds, annual growth and/or profitability of various business units, or by using other predefined formulas. Plan balances for each individual, vest based on predefined vesting schedules, subject to continued employment through each vesting date, and are payable under predefined payment schedules post vesting.

As of August 31, 2020 and December 31, 2019, the Company had deferred compensation agreements in place with 13 individuals, with a total liability recognized in the Consolidated Statements of Financial Position of $10,397 and $10,586, respectively allocated between current and non-current liabilities based upon the expected timing of future cash payments. For the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019, the Company recognized compensation expense of $371 and $1,234 respectively and paid out benefits to retired employees of $560 and $560, respectively.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

For the period from January 1, 2020 to August 31, 2020, and for the year ended December 31, 2019, unrecognized compensation expense for the DC Plans was $5,048 and $5,419, respectively.

Partner Share Rights Plan

The Company established the Partner Share Rights Plan (“PSR Plan”), effective January 1, 2018, to offer an equity-like upside to key employees in sales leader and production roles who contribute materially to the success of the Company. Benefits under the PSR Plan are calculated based on predefined formulas and entitle award recipients to receive cash equal to the share in growth of eligible profits as defined in PSR Plan documents, in addition to a share in annual profits of the Company. Awards vest in unequal tranches from the tenth anniversary of grant date to retirement date, subject to continued employment through each vesting date. Vested tranches are payable in four equal annual installments upon vesting. To the extent an award recipient participates in both the PSR Plan and a DC Plan, such award recipient shall only be entitled to earn benefits under the PSR Plan, which are incremental to amounts earned under the existing DC Plan.

As of August 31, 2020 and December 31, 2019, the Company had PSR Plan agreements in place with 82 individuals, with a total liability recognized in the Consolidated Statements of Financial Position of $12,239 and $8,872, respectively allocated between current and non-current liabilities based upon the expected timing of future cash payments. For the period from January 1, 2020 to August 31, 2020 and the year ended December 31, 2019, the Company recognized compensation expense related to the PSR Plan of $3,367 and $5,560 respectively. No benefits have been paid out in either the period from January 1, 2020 to August 31, 2020 or the year ended December 31, 2019.

As of August 31, 2020, and December 31, 2019, unrecognized compensation expense for the PSR Plan was $49,400 and $52,767, respectively.

Phantom Stock Appreciation Rights Plan

The Company established the Phantom Stock Appreciation Rights Plan (“PSAR Plan”), effective January 1, 2012, to offer employee bonuses based on growth in value of the Company, in addition to a share in annual profits of the Company. Awards under the PSAR Plan are granted each year, in the form of phantom shares, each of which constitutes the right to receive a share of total benefits, as calculated based on predefined formulas. Phantom shares vest on a five-year cliff vesting schedule and are payable to employees in the first or second quarter of the following year, subject to continued employment through such date.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

The following table summarizes the information regarding phantom share unit activity during the period from January 1, 2020 to August 31, 2020 and the year ended December 31, 2019:

	Number of Phantom Share Units
	For the Period from January 1, 2020 to August 31, 2020	For the Year Ended December 31, 2019
Non-vested and outstanding, beginning of the year	29,392	32,219
Granted	3,668	3,947
Vested and settled	(5,260)	(4,794)
Canceled/forfeited	(808)	(1,980)

Non-vested and outstanding, end of the year	26,992	29,392

As of August 31, 2020 and December 31, 2019, the Company had recognized a liability in the Consolidated Statements of Financial Position of $5,958 and $5,667, respectively, allocated between current and non-current liabilities based upon the expected timing of future cash payments. For the period from January 1, 2020 to August 31, 2020 and the year ended December 31, 2019, the Company recognized compensation expense related to the PSAR Plan of $2,508 and $2,839, respectively, and paid out benefits of $2,217 and $1,492, respectively.

As of August 31, 2020 and December 31, 2019, unrecognized compensation expense for the PSAR Plan was $2,908 and $2,563, respectively.

Equity Incentive Plan

In January 2013, the Company established the Equity Incentive Plan (“EIP”) to offer an equity-like upside to one key individual. The EIP entitles the award recipient to receive cash equal to a share of the ‘value’ of the Company, as calculated by applying a pre-defined multiple to current year performance metrics, less amounts accrued under the DC Plan, PSR Plan and PSAR Plan. The EIP vests in unequal tranches from December 31, 2019 to December 31, 2026, subject to continued employment through each vesting date, and is payable in five equal annual installments starting on the first anniversary of the recipient’s retirement date.

As of August 31, 2020 and December 31, 2019, the Company had recognized a liability in the Consolidated Statements of Financial Position of $16,632 and $10,725, respectively, allocated between current and non-current liabilities based upon the expected timing of future cash payments. For the period from January 1, 2020 to August 31, 2020 and the year ended December 31, 2019, the Company recognized compensation expense related to the EIP of $5,907 and $4,297, respectively. No benefits have been paid out in either the period from January 1, 2020 to August 31, 2020 or the year ended December 31, 2019.

As of August 31, 2020 and December 31, 2019, unrecognized compensation expense for the EIP was $18,786 and $13,523, respectively.

8. EMPLOYEE BENEFIT PLANS

Qualified Defined Contribution Plan

The Company offers a qualified defined contribution benefit plan (the “Plan”) to all eligible employees. Under the Plan, eligible employees may contribute a percentage of the compensation, subject to certain limitations.

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OTHER INFORMATION

All balances presented in thousands, except for shares data

Further, the Plan requires the Company to make non-discretionary matching contributions equaling 50% of each eligible employee’s contribution up to a maximum of 3% of the employee’s salary. The Company made contributions to the Plan of $1,806 and $1,477, in the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019, respectively. ARL accrues for the unpaid portion of the Company’s contributions in Current Accounts payable and accrued liabilities within the Consolidated Statements of Financial Position. As of August 31, 2020, ARL accrued for $164 of Company contributions which ARL expects to be paid in the subsequent quarter of 2020. As of December 31, 2019, ARL had accrued for $164 of Company contributions, which was paid in the first quarter of 2020.

Self- Insured Health Plan

The Company’s self-insured health insurance program purchases insurance coverage on claims exceeding an individual limit of $175 per participant. ARL recognized health insurance expenses related to this plan of $4,323 and $6,295 in Compensation and benefits within the Consolidated Statements of Income for the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019, respectively. The Company has estimated its reserve for outstanding and incurred but not yet reported claims within the Consolidated Statements of Financial Position to be approximately $1,350 and $746 as of August 31, 2020 and December 31, 2019, respectively.

9. COMMITMENTS AND CONTINGENCIES

Leases

In connection with the operating activities, the Company has entered into certain contractual obligations and commitments, which consist primarily of real estate leases for occupied offices and office equipment leases. All of the real estate leases and office equipment leases are classified as operating leases. ARL recognizes the leased asset as a component of property and equipment in the Consolidated Statements of Financial Position and recognize depreciation expense on a straight-line basis over the useful life of the asset within the Consolidated Statements of Income, irrespective of the timing of cash flows. Certain of these leases provide for tenant allowances to reimburse the Company for leasehold improvements, these improvements are capitalized as property, plant and equipment and amortized over the useful lives. Certain of these leases have options permitting renewals for additional periods. Certain office equipment leases are recognized as capital leases.

For the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019, the Company recognized lease expense of $3,418 and $4,822, respectively.

The Company’s future minimum lease payments were as follows:

	2020*	2021	2022	2023	2024	There- after	Total
Minimum operating lease payments	$1,789	$5,105	$4,157	$2,523	$1,299	$87	$14,960

Total	$1,789	$5,105	$4,157	$2,523	$1,299	$87	$14,960

*	Estimated future minimum lease payments expected for September 1 through December 31, 2020

Legal – E&O

ARL purchases insurance to provide protection from errors and omissions (“E&O”) claims that may arise during the ordinary course of business. As of July 15, 2020, ARL’s primary E&O insurance policy provides coverage of

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OTHER INFORMATION

All balances presented in thousands, except for shares data

$5,000 with an additional excess coverage layer of $55,000. The Company is responsible for paying self-insured retention of up to $250 per claim and up to $750 in the aggregate.

The Company has historically maintained self-insurance reserves for the Company’s portion of the E&O exposure that is not insured. The Company periodically determines a range of possible reserve levels using the best available information that relies heavily on projecting historical claim data into the future. Reserves for these and other E&O claims and business accommodations carried in the Consolidated Statements of Financial Position were $530 and $0 as of August 31, 2020 and December 31, 2019, these carried reserves were above the lower end of the most recently determined range.

10. EQUITY

ARL has issued equity to the Company’s investors to raise funds for investments and operations.

Common Stock

There are two classes of common stock that are provided to shareholders of the Company.

Class A common stock consists of voting rights with an authorized capital of $1,000 (1,000 shares @ $1). 500 shares are issued and outstanding.

Class B common stock consists of non-voting rights with an authorized capital of $99,000 (99,000 shares @ $1). 49,500 shares are issued and outstanding.

There are no changes in Common stock for Class A and Class B for the period January 1, 2020 through August 31, 2020 and for the year ended December 31, 2019.

Distributions

The Company declared $58,243 and $47,779 of distributions to shareholders during the period from January 1, 2020 to August 31, 2020 and for the year ended December 31, 2019, respectively.

11. RELATED PARTIES

The Company is a party to a management services agreement with a related party, Skipjack Premium Finance Company and its affiliates (“Skipjack”). Under the terms of the agreement, the Company provides limited management support services to Skipjack in consideration for a contractual service fee. The fees received under the agreement were $25 and $36 for the period from January 1, 2020 to August 31, 2020 and the year ended December 31, 2019, respectively. The management services agreement also permits the Company to allocate certain shared expenses to Skipjack for its pro rata share of the actual shared costs incurred. The costs allocated under the agreement were $71 and $146 for the period from January 1, 2020 to August 31, 2020 and year ended December 31, 2019, respectively.

In the normal course of business, Skipjack provides third party premium financing to customers of the Company, premiums due from Skipjack related to these premium financing arrangements were $0 and $3,446 as of August 31, 2020 and December 31, 2019, respectively.

ALL RISKS, LTD.

OTHER INFORMATION

All balances presented in thousands, except for shares data

The Company also advances funds to Skipjack in consideration for a return of principal and accumulated interest. Interest rates on the advanced funds range between 2% and 3%. Total amounts due related to the funds advanced were $0 and $7,831 and the Company recognized interest revenue of approximately $46 and $204 as of and for the period from January 1, 2020 to August 31, 2020 and the year ended December 31, 2019, respectively.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the Consolidated Financial Statements through March 15, 2021, the date the Consolidated Financial Statements were available to be issued and has determined that there have been no events that have occurred that would require adjustments to the information presented and disclosed herein.

Prior to the date the Consolidated Financial Statements were available to be issued, an executed equity purchase agreement (the “Agreement”) was in place under which the Company was to be acquired by RSG on September 1, 2020.

As part of the preparation of these Consolidated Financial Statements, the Company has evaluated the accounting, financial and economic implications of the Agreement and has determined that the subsequent acquisition of the Company does not have a material financial effect on the information presented and disclosed on this Consolidated Financial Statements. Additionally, the Company notes the following:

After the financial statement period close and prior to the acquisition closing, the Company was reorganized as a single member LLC as required under the Agreement; this reorganization did not result in a Company level federal tax liability or benefit.

The acquisition of the Company by RSG triggered existing change of control (“COC”) provisions in each of the LTI Plans, whereby all amounts due under the LTI Plans, were calculated and fixed upon Closing, and due to be paid out to recipients either on Closing or post-Closing, subject to new service requirements. Total benefits to be paid under the PSR Plan, PSAR Plan and EIP, were calculated with reference to the transaction price paid by RSG, as opposed to using the pre-COC methodologies described above. Additionally, certain sales and other bonuses were paid to employees, contingent upon Closing.

The Company has determined that costs incurred as a direct consequence of the consummation of the business combination should not be recognized until consummation occurs. No incremental compensation expense was therefore recognized during the period from January 1, 2020 to August 31, 2020, as a result of the above changes in vesting and calculation methodologies triggered by the COC.

             Shares

Ryan Specialty Group Holdings, Inc.

Class A Common Stock

Joint Book-Running Managers

J.P. Morgan

Barclays

Goldman Sachs & Co. LLC

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2018, we have made sales of the following unregistered securities:

(a) Class A common stock

•

On March 5, 2021, Ryan Specialty Group Holdings, Inc. issued 10,000 shares of its Class A common stock to Ryan Specialty Group, LLC for $10.00. Such shares will be redeemed for nominal or no consideration in connection with the consummation of this offering.

•

Following the effectiveness of this registration statement, we expect to issue                  shares of our Class A common stock in connection with the transactions that we refer to as the Organizational Transactions. These shares will be issued to a limited number of investors, all of which have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment.

(b) Class B common stock

•

Following the effectiveness of this registration statement, we expect to issue                  shares of our Class B common stock in connection with the transactions that we refer to as the Organizational Transactions. These shares will be issued to a limited number of investors, all of which have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment. The issued shares will be exchanged on a pro rata basis and the consideration will represent the same investment in the Ryan Specialty Group, LLC business already held by such investors, but in a different form.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(i)	Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1*§	Equity Purchase Agreement, dated as of August 31, 2020, by and among Nick Cortezi, All Risks Specialty, LLC, Independent Claims Services, LLC, Skipjack Premium Finance Company, Matthew Nichols, and Ryan Specialty Group, LLC

3.1*	Certificate of Incorporation of Ryan Specialty Group Holdings, Inc., as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of Ryan Specialty Group Holdings, Inc. to be in effect at or prior to the consummation of this offering.

3.3*	Bylaws of Ryan Specialty Group Holdings, Inc., as currently in effect

3.4*	Form of Amended and Restated Bylaws of Ryan Specialty Group Holdings, Inc. to be in effect upon the closing of this offering

4.1*	Form of Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1*+	Ryan Specialty Group Holdings, Inc. 2021 Omnibus Incentive Plan

10.2*§	Form of Tax Receivable Agreement

10.3*	Form of Exchange Agreement

10.4*	Form of Amended and Restated Operating Agreement of Holdings LLC

10.5*	Form of Director and Officer Indemnification Agreement

10.6*	Form of Director Nomination Agreement

10.7*§	Credit Agreement, dated as of September 1, 2020, by and among Ryan Specialty Group, LLC and J.P. Morgan Chase Bank, N.A., as administrative agent

10.8*+	Form of Incentive Stock Option Agreement

10.9*+	Form of Nonqualified Stock Option Agreement

10.10*+	Form of Restricted Stock Agreement

Exhibit Number	Description

10.11*+	Form of Restricted Stock Unit Agreement

10.12*+	Form of Stock Appreciation Rights Agreement

10.13*+	Letter Agreement, dated February 23, 2021, by and between Diane M. Aigotti and Ryan Specialty Group, LLC

10.14*+	Letter Re: Terms of Employment, dated August 4, 2011, between Diane Aigotti and Ryan Specialty Group Services, LLC

10.15*+	Employment Agreement, dated January 25, 2010, between Timothy Turner and Ryan Specialty Group Services, LLC

21.1*	List of subsidiaries of Ryan Specialty Group Holdings, Inc.

23.1*	Consent of Deloitte & Touche LLP, as to Ryan Specialty Group Holdings, Inc.

23.2*	Consent of Deloitte & Touche LLP, as to Ryan Specialty Group, LLC

23.3*	Consent of Deloitte & Touche LLP, as to All Risks Specialty, LLC (f/k/a All Risks, LTD)

23.4*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page)

99.1*	Consent of Director Nominees

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or agreement.
§	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on                , 2021.

Ryan Specialty Group Holdings, Inc.

By:
Name:	Patrick G. Ryan
Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Ryan Specialty Group Holdings, Inc. hereby appoint each of                and                , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Patrick G. Ryan	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Jeremiah R. Bickham	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021